NOTICE OF MEETING OF SHAREHOLDERS

and

MANAGEMENT INFORMATION CIRCULAR

with respect to a proposed

ARRANGEMENT

involving

TAHOE RESOURCES INC.

and

LAKE SHORE GOLD CORP.

March 1, 2016

These materials are important and require your immediate attention. They require Tahoe Resources Inc. shareholders to make important decisions. If you have questions, you may contact the proxy solicitation agent:

Laurel Hill Advisory Group
North American Toll Free Number: 1-877-452-7184
Collect Calls Outside North America: 416-304-0211
E-mail: assistance@laurelhill.com

March 1, 2016

Dear Shareholders:

On February 8, 2016, Tahoe Resources Inc. (“Tahoe”) announced that it had entered into a definitive arrangement agreement (the “Arrangement Agreement”) with Lake Shore Gold Corp. (“Lake Shore”), pursuant to which, and subject to the terms and conditions of the Arrangement Agreement, Tahoe agreed to acquire all of the issued and outstanding shares of Lake Shore in accordance with a plan of arrangement to be completed under the Canada Business Corporations Act (the “Arrangement”).

Pursuant to the terms of the Arrangement Agreement, Tahoe will acquire each outstanding Lake Shore share in exchange for 0.1467 of a Tahoe common share (the “Exchange Ratio”).

As further outlined in the accompanying notice of meeting (the “Notice of Meeting”) and management information circular (the “Circular”), all outstanding options to acquire Lake Shore shares will be exchanged for Tahoe options entitling the holder to a number of Tahoe common shares, as adjusted on the basis of the Exchange Ratio, and be subject to exercise thereof in accordance with the original terms of the options except that they will be governed under the Tahoe share option plan.

The Arrangement is expected to provide Tahoe shareholders (the “Tahoe Shareholders”) with the following benefits:

•	establishes a significant presence in Canada with well-established, low-cost operations, and a talented and focused management team;

•	enhanced high-margin gold production with organic growth opportunities;

•	strengthens Tahoe’s ability to generate strong free cash flow on a per share basis;

•	addition of significant exploration potential at existing operations as well as attractive targets in close proximity to established, well-built mining and milling infrastructure; and

•	positions Tahoe to evaluate further consolidation opportunities in Ontario.

In connection with the Arrangement, Tahoe has called a meeting of Tahoe Shareholders (the “Meeting”) to consider a resolution to approve the issuance of the Tahoe common shares (including common shares reserved for issuance upon exercise of options, convertible debentures and pursuant to other share issuance obligations) forming the consideration to be issued to Lake Shore securityholders (the “Share Issuance Resolution”). The Meeting is being held on the same day as the special meeting of Lake Shore shareholders, which has been called to consider and approve the Arrangement.

The accompanying Notice of Meeting and Circular contain a detailed description of the Arrangement and set forth the actions to be taken by you at the Meeting. You should carefully consider all of the information in the Notice of Meeting and Circular and consult your financial, legal or other professional advisors if you require assistance.

i

After careful consideration of the Arrangement, the board of directors has recommended that Tahoe Shareholders vote in favour of the Share Issuance Resolution.

In order to become effective, the Share Issuance Resolution must be approved by at least a majority of the votes cast by Tahoe Shareholders, either present in person or by proxy at the meeting. In order to become effective, among other things, the Arrangement requires the approval of both the Tahoe Shareholders and the shareholders of Lake Shore. The directors and senior officers of each of Tahoe and Lake Shore have entered into agreements to vote in favour of the Arrangement.

The Arrangement is also subject to court approval. Assuming that all of the conditions to the Arrangement are satisfied, Tahoe expects the Arrangement to become effective on or about April 4, 2016.

Your vote is important regardless of how many Tahoe common shares you own. To ensure that your Tahoe common shares will be represented at the Meeting, whether or not you are personally able to attend, registered holders of Tahoe common shares are asked to return the enclosed form of proxy, properly completed and signed, prior to 5:00 p.m. (Toronto time) on March 29, 2016 (or a day, other than a Saturday, Sunday or holiday which is at least two business days prior to any adjournment or postponement of the Meeting). The proxy deadline may be waived or extended by the Chair of the Meeting, in his sole discretion without notice.

If you are a beneficial Tahoe Shareholder, meaning your Tahoe common shares are not registered in your own name but are registered in the name of a broker, bank or other intermediary, follow the instructions provided on your voting instruction form.

If you have questions, you may contact the proxy solicitation agent, Laurel Hill Advisory Group, by telephone at: 1-877-452-7184 (North American Toll Free) or 416-304-0211 (Collect Outside North America); or by email at: assistance@laurelhill.com.

Thank you for your continued support of Tahoe.

Sincerely,

“C. Kevin McArthur”

C. Kevin McArthur
Executive Chair & Chief Executive Officer

NOTICE OF MEETING OF SHAREHOLDERS

TAKE NOTICE that a meeting (the “Meeting”) of shareholders of Tahoe Resources Inc. (the “Company” or “Tahoe”) will be held at McMillan LLP, 1500 – 1055 West Georgia Street, Vancouver, British Columbia, Canada on Thursday, March 31, 2016, at 9:00 a.m. (Vancouver time), for the following purposes:

1.

to consider, and if deemed advisable, to approve, with or without variation, an ordinary resolution (the “Share Issuance Resolution”), the full text of which is attached as Appendix “A” to the accompanying management information circular (the “Circular”) of Tahoe, approving the issuance of Tahoe common shares (the “Tahoe Shares”), including but not limited to the Tahoe Shares issuable upon exercise of (i) Tahoe options which replace outstanding options of Lake Shore Gold Corp. (“Lake Shore”) and its subsidiary, Temex Resources Corp., and (ii) convertible debentures of Lake Shore, in each case, in connection with a court-approved plan of arrangement to be completed under section 192 of the Canada Business Corporations Act, pursuant to which Tahoe will acquire all of Lake Shore’s shares and Lake Shore will become a wholly-owned subsidiary of Tahoe, in accordance with the arrangement agreement dated February 8, 2016, entered into between Tahoe and Lake Shore, all as more particularly set forth in the Circular; and

2.	to transact such other business as may properly come before the Meeting or any adjournment or postponement thereof.

Specific details of the matters proposed to be put before the Meeting are set forth in the Circular which accompanies and is deemed to form part of this Notice of Meeting of Shareholders.

Regardless of whether a shareholder (a “Tahoe Shareholder”) plans to attend the Meeting in person, we request that each Tahoe Shareholder please complete and deliver the enclosed form of proxy, or follow the other voting procedures, all as set out in the form of proxy and Circular. Beneficial Tahoe Shareholders who plan to attend the Meeting must follow the instructions set out in the form of proxy or voting instruction form and in the Circular to ensure that their Tahoe Shares will be voted at the Meeting. A Tahoe Shareholder who holds Tahoe Shares in a brokerage account is not a registered Tahoe Shareholder.

The board of directors of the Company have fixed the close of business (Toronto time) on February 22, 2016 as the record date for the determination of the Tahoe Shareholders that will be entitled to receive notice of the Meeting, and any adjournment or postponement of the Meeting, and that will be entitled to vote at the Meeting. Proxies to be used or acted upon at the Meeting must be deposited with the Company’s transfer agent Computershare Investor Services Inc. by 5:00 p.m. (Toronto time) on March 29, 2016 (or a day other than a Saturday, Sunday or holiday which is at least two business days before the Meeting or any adjournment of the Meeting). The proxy deadline may be waived or extended by the Chair of the Meeting in their sole discretion without notice.

DATED at Vancouver, British Columbia, March 1, 2016.

BY ORDER OF THE BOARD OF DIRECTORS

“C. Kevin McArthur”

C. Kevin McArthur
Executive Chair & Chief Executive Officer

FREQUENTLY ASKED QUESTIONS ABOUT THE ARRANGEMENT AND THE MEETING

Following are some questions that you, as a shareholder, may have relating to the Meeting and answers to those questions. These questions and answers do not provide all of the information relating to the Meeting or the matters to be considered at the Meeting and are qualified in their entirety by the more detailed information contained elsewhere in this Circular. You are urged to read this Circular in its entirety before making a decision related to your Tahoe Shares. All capitalized terms used herein have the meanings ascribed to them in the “Glossary” of the Circular.

Q: What am I voting on?

A: You are being asked to consider and, if deemed advisable, to vote FOR the Share Issuance Resolution, which will approve the issuance of Tahoe Shares in connection with a court-approved plan of arrangement to be completed under section 192 of the CBCA pursuant to which Tahoe will acquire all of Lake Shore’s shares, and Lake Shore will become a wholly-owned subsidiary of Tahoe.

Q: What are some of the benefits of the Arrangement?

A: In reaching its conclusion to enter into the Arrangement Agreement, and to recommend that Tahoe Shareholders vote in favour of the Share Issuance Resolution, the Board considered, among other things, the following factors.

(a)

A leading Americas based precious metals producer: The combined company will have a strong diversified producing platform anchored by the Escobal Mine in Guatemala, one of the largest and highest grade silver mines globally, and low-cost growing operations in Peru and Ontario;

(b)

Low-cost production: The 2016 production guidance for the combined company would be approximately 18-21 million ounces of silver at total cash costs of US$7.50-US$8.50/oz and all-in sustaining costs of US$10.00-US$11.00/oz from Tahoe’s Escobal Mine and 370,000 - 430,000 ounces of gold at total cash costs of US$675 - US$725/oz and all-in sustaining costs of US$950- US$1,000/oz, with (A) 170,000 - 180,000 ounces of gold at estimated maximum total cash costs of US$650/oz and estimated all-in sustaining costs of below US$950 from Lake Shore’s Timmins West Complex and Bell Creek Complex; and (B) 200,000 - 250,000 ounces of gold at total cash costs of US$700-US$750/oz and all-in sustaining costs of US$950-US$1,050/oz from Tahoe’s La Arena Mine and Shahuindo Mine. All operations generate free cash flow in the current commodity price environment. See “Management Information Circular – Non-GAAP Financial Measures” in this Circular;

(c)

Low-risk growth: Growth to be driven by the expansion of the Shahuindo Mine to 36,000 tpd and the advancement of a number of growth initiatives in Timmins, including the ramp up of the 144 Gap Deposit, extending the mine at the Bell Creek Complex to depth, and the potential for a mining operation at the Whitney Project;

(d)

Significant exploration potential: Excluding producing mines, the combined company’s land packages in Peru and Canada will have a total of 5.8 million ounces of Measured and Indicated Mineral Resources of gold and an additional 7.3 million ounces of Inferred Mineral Resources of gold. See “The Arrangement – Reasons for the Arrangement” in this Circular; and

(e)

Strong balance sheet and superior financial performance: Zero net debt, modest capital requirements and strong free cash flow generation from operations provide industry leading financial strength and flexibility.

v

Q: When and where is the Meeting?

A: The Meeting will take place at McMillan LLP, 1500 – 1055 West Georgia Street, Vancouver, British Columbia, Canada on Thursday, March 31, 2016 at 9:00 a.m. (Vancouver time).

Q: Who is soliciting my proxy?

A: The solicitation of proxies will be primarily by mail, but proxies may be solicited personally or by telephone by directors, officers and regular employees of the Company. The Company will also be using the services of Laurel Hill Advisory Group to solicit proxies. If you have questions, you may contact the proxy solicitation agent, Laurel Hill, by telephone at: 1-877-452-7184 (North American Toll Free) or 416-304-0211 (Collect Outside North America); or by email at: assistance@laurelhill.com.

Q: Who can attend and vote at the Meeting?

A: The Board of Directors has fixed February 22, 2016 as the Record Date for the determination of persons entitled to receive notice of the Meeting. Only Tahoe Shareholders of record at the close of business on the Record Date who either: (i) attend the Meeting personally; (ii) complete, sign and deliver a form of proxy in the manner and subject to the provisions described above; or (iii) vote in one of the manners provided for in the VIF, will be entitled to vote or to have their Tahoe Shares voted at the Meeting.

Q: How many Tahoe Shares are entitled to vote?

A: As of February 22, 2016, there were 227,487,434 Tahoe Shares issued and outstanding. Tahoe Shareholders are entitled to one vote per Tahoe Share at meetings of Tahoe Shareholders.

Q: What vote is required at the Meeting to approve the Share Issuance Resolution?

A: The Share Issuance Resolution must be approved by a simple majority (50% plus one vote) of votes cast at the Meeting by Tahoe Shareholders, present in person or by proxy.

Q: How do I vote?

A: Tahoe Shareholders can vote by mail, internet, telephone or, in each case, in accordance with the enclosed instructions on the form of Proxy or VIF. Tahoe Shareholders should carefully follow the instructions set out on the form of Proxy or VIF to ensure that your vote is counted at the Meeting.

See “General Proxy Information – Voting by Proxyholder” in this Circular.

Q: What if I return my proxy but do not mark it to show how I wish to vote?

A: If your proxy is signed and dated and returned without specifying your choice or is returned specifying both choices, your Tahoe Shares will be voted FOR the Share Issuance Resolution in accordance with the recommendation of the Board.

Q: When is the cut-off time for delivery of proxies?

A: Proxies must be received prior to 5:00 p.m. (Toronto time) on March 29, 2016 (or a day other than a Saturday, Sunday or holiday which is at least two business days before any adjournment or postponement of the Meeting).

Q: What is the recommendation of the Board regarding the Arrangement?

A: After consulting with its financial and legal advisors and careful consideration of the Arrangement, the Board of Directors has unanimously recommended that Tahoe Shareholders vote FOR the Share Issuance Resolution.

Kenneth Williamson and Dr. Klaus Zeitler did not attend the meeting of the Board of Directors held on February 7, 2016 during which the Board of Directors approved the Arrangement. See “The Arrangement – Recommendation of the Board” in this Circular.

Q: Why is the Board making this recommendation?

A: GMP Securities L.P. has provided its opinion that, as of the date given and subject to the assumptions, limitations and qualifications contained therein, the consideration to be paid by Tahoe pursuant to the Arrangement is fair, from a financial point of view, to Tahoe. The full text of the Fairness Opinion can be found at Appendix “C”. See “The Arrangement – Fairness Opinion”.

The Board, having taken into account such Fairness Opinion and such other matters it considered relevant, unanimously determined that the consideration to be paid under the Arrangement is fair to Tahoe and that the Arrangement is in the best interests of the Company.

Q: In addition to the approval of Tahoe Shareholders, are there any other approvals required for the Arrangement?

A: Yes, the Arrangement requires the approval of the Court and is also subject to the receipt of certain regulatory approvals. In addition, the Arrangement Resolution must be approved by not less than 66 ⅔ % of the votes cast by the Lake Shore Shareholders who vote in respect of the Arrangement Resolution in person or by proxy at the Lake Shore Meeting. In addition, the Arrangement Resolution is required to be approved by a majority of the minority in accordance with MI 61-101. See “The Arrangement – Approvals” in this Circular. Finally, completion of the Arrangement is subject to the other terms and conditions specified in the Arrangement Agreement. See “The Arrangement Agreement” in this Circular.

Q: Do any directors or executive officers of Tahoe have any interests in the Arrangement that are different from, or in addition to, those of the Tahoe Shareholders?

A: To the best of our knowledge, except as otherwise disclosed herein, no person who has been a director or executive officer of the Company at any time since the beginning of the Company’s last completed financial year, nor any associate or affiliate of the foregoing persons, has any substantial or material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted on at the Meeting.

Q: Do I need to send in my Tahoe Share certificates?

A: No. You are not required to send the certificates representing your Tahoe Shares to validly cast your vote in respect of the Share Issuance Resolution.

Q: How will I know when the Arrangement will be implemented?

A: The Effective Time will occur upon satisfaction or waiver of all of the conditions to the completion of the Arrangement. Assuming that all of the conditions to the Arrangement are satisfied, Tahoe expects the Arrangement to become effective on or about April 4, 2016. At the Effective Time, Tahoe will publicly announce that the conditions are satisfied or waived and that the Arrangement has been implemented.

Q: Are there risks I should consider in deciding whether to vote for the Arrangement Resolution?

A: Tahoe Shareholders should consider a number of risk factors relating to the Arrangement and the Company in evaluating whether to approve the Share Issuance Resolution. These risk factors are discussed herein and/or in certain sections of documents publicly filed, which sections are incorporated herein by reference. See “Risk Factors” in this Circular.

Q: Am I entitled to Dissent Rights?

A: Under applicable Canadian law, Tahoe Shareholders are not entitled to dissent rights with respect to the Share Issuance Resolution.

TABLE OF CONTENTS

		Fractional Shares	35
NOTICE OF MEETING OF		Lake Shore Convertible Debentures	35
SHAREHOLDERS	III	Arrangement Consideration	36
MANAGEMENT INFORMATION		Stock Exchange Listings	36
CIRCULAR	1	Background to the Arrangement	36
Information in this Circular	1	Recommendation of the Board	39
Information Pertaining to Lake Shore	1	Reasons for the Arrangement	39
Notice to Securityholders in the United		Fairness Opinion	40
States	2	Engagement of Canaccord	41
Forward-Looking Information	3	Voting Agreements	41
Non-GAAP Financial Measures	8	Regulatory Matters	43
Mineral Resource Figures for the		Approvals	44
Combined Company’s Exploration		Dissenting Shareholder Rights	45
Properties	8	Issuance and Resale of Consideration
Currency and Currency Exchange Rate		Shares and Other Securities	45
Information	9	THE ARRANGEMENT AGREEMENT	47
Glossary of Technical Terms	9	General	47
GLOSSARY OF TERMS	12	Conditions	47
		Representations and Warranties	50
SUMMARY	23	Covenants	51
The Meeting	23	Lake Shore Covenants Regarding Non-
Background to the Arrangement	23	Solicitation	55
Recommendation of the Board of		Lake Shore’s Right to Accept a
Directors	23	Superior Proposal	56
Reasons for the Arrangement	24	Tahoe Opportunity to Match	57
Selected Tahoe Unaudited Pro Form		Termination	58
Consolidated Financial Information	24	Termination and Expense Fees	60
Fairness Opinion	25	Directors’ and Officers’ Insurance	61
Particulars of the Arrangement	26
Expenses and Termination Fees	26	RISK FACTORS	62
Agreements related to the Arrangement	26	Risk Factors Relating to the
Parties to the Arrangement	27	Arrangement	62
Proxy Solicitation Agent	27	Risk Factors Relating to Lake Shore	65
Risk Factors	27	Risk Factors Relating to Tahoe	65

GENERAL PROXY INFORMATION	28	INFORMATION CONCERNING LAKE
Solicitation of Proxies	28	SHORE	65
Appointment of Proxyholders	28	INFORMATION CONCERNING TAHOE	65
Voting by Proxyholder	28
Registered Tahoe Shareholders	28	INFORMATION CONCERNING THE
Beneficial Shareholders	29	COMBINED COMPANY UPON
Revocation of Proxies	30	COMPLETION OF THE ARRANGEMENT	65

RECORD DATE AND VOTING		INTEREST OF CERTAIN PERSONS OR
SECURITIES	30	COMPANIES IN MATTERS TO BE ACTED
Record Date	30	UPON	65

Voting Securities	30	INTEREST OF INFORMED PERSONS IN
INFORMATION CONCERNING THE		MATERIAL TRANSACTIONS	65

MEETING	31	AUDITORS	65
THE ARRANGEMENT	32
General	32	INTERESTS OF EXPERTS	65
When the Arrangement Becomes		LEGAL MATTERS	67
Effective	33
Plan of Arrangement	33	OTHER INFORMATION AND MATTERS	67

ADDITIONAL INFORMATION	67
DIRECTORS’ APPROVAL	68
APPENDIX “A” SHARE ISSUANCE RESOLUTION	A - 1
APPENDIX “B” UNAUDITED PRO FORMA FINANCIAL STATEMENTS	B -1
APPENDIX “C” FAIRNESS OPINION	C - 1
APPENDIX “D” INFORMATION CONCERNING LAKE SHORE	D - 1
APPENDIX “E” INFORMATION CONCERNING TAHOE	E - 1
APPENDIX “F” INFORMATION CONCERNING THE COMBINED COMPANY	F - 1

x

MANAGEMENT INFORMATION CIRCULAR

Information in this Circular

This management information circular (the “Circular”) is furnished in connection with the solicitation of proxies by the management of Tahoe Resources Inc. (the “Company” or “Tahoe”) for use at the meeting (the “Meeting”) of its shareholders to be held at McMillan LLP, 1500 – 1055 West Georgia Street, Vancouver, British Columbia, Canada on Thursday, March 31, 2016, at 9:00 a.m. (Vancouver time), for the purposes set forth in the accompanying Notice of Meeting.

In this Circular, references to “we” and “our” refer to the Company. The “board of directors” or the “Board” refers to the board of directors of the Company. “Tahoe Shares” means common shares without par value in the capital of the Company. “Tahoe Shareholders” refers to shareholders of the Company. “Beneficial Shareholders” means Tahoe Shareholders who do not hold Tahoe Shares in their own name and “intermediaries” refers to brokers, investment firms, clearing houses and similar entities that own securities on behalf of Beneficial Shareholders.

The information contained in this Circular is given as at March 1, 2016, except where otherwise noted and except that information in documents incorporated by reference is given as of the dates noted therein. No person has been authorized to give any information or to make any representation in connection with the Arrangement and other matters described herein other than those contained in this Circular and, if given or made, any such information or representation should be considered not to have been authorized by the Company or Lake Shore.

This Circular does not constitute the solicitation of an offer to purchase, or the making of an offer to sell, any securities or the solicitation of a proxy by any person in any jurisdiction in which such solicitation or offer is not authorized or in which the person making such solicitation or offer is not qualified to do so or to any person to whom it is unlawful to make such solicitation or offer.

Information contained in this Circular should not be construed as legal, tax or financial advice and Tahoe Shareholders are urged to consult their own professional advisors in connection therewith.

Descriptions in this Circular of the terms of the Arrangement Agreement and the Plan of Arrangement are summaries of the terms of those documents. Tahoe Shareholders should refer to the full text of each of the Arrangement Agreement and the Plan of Arrangement for complete details of those documents. The full text of the Arrangement Agreement and the Plan of Arrangement can be obtained through Tahoe’s profile on the SEDAR website at www.sedar.com.

Information Pertaining to Lake Shore

Except as otherwise indicated, the information concerning Lake Shore contained in the Circular, including, but not limited to, information pertaining to Lake Shore in Appendix “D”, has been taken from or is based upon information provided by Lake Shore and other publicly available documents and records on file with Canadian securities regulatory authorities and other public sources. Although Tahoe has no knowledge that would indicate that any statements contained herein concerning Lake Shore taken from or based upon such documents and records are untrue or incomplete, neither Tahoe nor any of its directors or officers has independently verified such information or assumes any responsibility for the accuracy or completeness of such information, including any of Lake Shore’s financial statements or Lake Shore’s Mineral Reserve and Mineral Resource estimates, or for any failure by Lake Shore to disclose events or facts which may have occurred or which may affect the significance or accuracy of any such information but which are unknown to Tahoe. Tahoe has limited means of verifying the accuracy or completeness of any of the information contained herein that is derived from Lake Shore’s publicly available documents or records or whether there has been any failure by Lake Shore to disclose events that may have occurred or may affect the significance or accuracy of any information.

For further information regarding Lake Shore, please refer to Lake Shore’s filings with the Canadian Securities Administrators, which may be obtained through the SEDAR website at www.sedar.com.

Notice to Securityholders in the United States

NEITHER THE ARRANGEMENT NOR THE SECURITIES ISSUABLE IN CONNECTION WITH THE ARRANGEMENT HAVE BEEN APPROVED OR DISAPPROVED BY THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION (“SEC”) OR THE SECURITIES REGULATORY AUTHORITIES IN ANY STATE OF THE UNITED STATES; NOR HAS THE SEC OR THE SECURITIES REGULATORY AUTHORITIES IN ANY STATE OF THE UNITED STATES PASSED UPON THE FAIRNESS OR MERITS OF THE ARRANGEMENT OR UPON THE ADEQUACY OR ACCURACY OF THE INFORMATION CONTAINED IN THIS CIRCULAR. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE.

The Tahoe Shares and Replacement Options to be issued under the Arrangement have not been registered under the U.S. Securities Act and are exempt from the registration requirements of the U.S. Securities Act pursuant to Section 3(a)(10) of the U.S. Securities Act on the basis of the approval of the Court which will consider, among other things, the fairness of the terms and conditions of the Arrangement to holders of Lake Shore Shares, Lake Shore Options and Temex Options, as described under “The Arrangement - Issuance and Resale of Consideration Shares and Other Securities” in this Circular.

Tahoe is a corporation existing under the laws of the Province of British Columbia. The proxy solicitation rules under the U.S. Exchange Act are not applicable to Tahoe or this solicitation, and, accordingly, this solicitation is not being effected in accordance with such rules. This solicitation of proxies is not subject to the requirements of Section 14(a) of the U.S. Exchange Act by virtue of an exemption applicable to proxy solicitations by foreign private issuers as defined in Rule 3b-4 under the U.S. Exchange Act. Securityholders should be aware that disclosure requirements under Canadian securities laws may be different from requirements under the U.S. Exchange Act.

Information concerning the properties and operations of Lake Shore and Tahoe has been prepared in accordance with the requirements of Canadian securities laws, which differ from the requirements of United States securities laws. Accordingly, information contained in this Circular and the documents incorporated by reference herein containing descriptions of mineral deposits may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the U.S. federal securities laws and the rules and regulations thereunder.

Unless otherwise indicated, all Mineral Reserve and Mineral Resource estimates included or incorporated by reference in this Circular have been prepared in accordance with NI 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum definitions and classification system. NI 43-101 is a rule developed by the Canadian Securities Administrators which establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects.

Canadian standards, including NI 43-101, differ significantly from the requirements of the SEC, and Mineral Reserve and Mineral Resource information contained or incorporated by reference in this Circular may not be comparable to similar information disclosed by United States companies. In particular, and without limiting the generality of the foregoing, the term “resource” does not equate to the term “reserve”. Under United States standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. The SEC’s disclosure standards normally do not permit the inclusion of information concerning “Measured Mineral Resources”, “Indicated Mineral Resources” or “Inferred Mineral Resources” or other descriptions of the amount of mineralization in mineral deposits that do not constitute “reserves” by United States standards in documents filed with the SEC.

United States investors should also understand that “Inferred Mineral Resources” have a great amount of uncertainty as to their existence and as to their economic and legal feasibility. It cannot be assumed that all or any part of an “Inferred Mineral Resource” will ever be upgraded to a higher category. Under Canadian rules, estimates of “Inferred Mineral Resources” may not form the basis of feasibility or pre-feasibility studies except in rare cases.

Disclosure of “contained ounces” in a Mineral Resource estimate is permitted disclosure under NI 43-101 provided that the grade or quality and the quantity of each category is stated; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC standards as in place tonnage and grade without reference to unit measures.

The requirements of NI 43-101 for identification of “reserves” are also not the same as those of the SEC, and reserves reported in compliance with NI 43-101 may not qualify as “reserves” under SEC standards.

Financial statements included or incorporated by reference in this Circular have been prepared in accordance with International Financial Reporting Standards, which differ from U.S. generally accepted accounting principles in certain material respects, and thus they may not be comparable to financial statements of U.S. companies.

Tahoe Shareholders should be aware that the transaction described in this Circular may have tax consequences in both the United States and Canada. Such consequences for Tahoe Shareholders who are resident in, or citizens of, the United States may not be described fully in this Circular.

The enforcement by Tahoe Shareholders of civil liabilities under U.S. securities laws may be affected adversely by the fact that: (i) Tahoe is a corporation existing and governed under the laws of the Province of British Columbia; (ii) certain of the directors, officers and the experts named in this Circular are not residents of the United States; and (iii) a substantial portion of Tahoe’s and such officer’s and director’s respective assets may be located outside the United States. As a result, it may be difficult or impossible for U.S. securityholders to effect service of process within the United States upon Tahoe, its officers and directors or the experts named herein, or to realize against them upon judgments of courts of the United States predicated upon civil liabilities under U.S. securities laws or “blue sky” law of any state within the United States. In addition, U.S. securityholders should not assume that the courts of Canada: (a) would enforce judgments of United States courts obtained in actions against such persons predicated upon civil liabilities under the federal securities laws of the United States or “blue sky” laws of any state within the Unites States; or (b) would enforce, in original actions, liabilities against such persons predicated upon civil liabilities under the federal securities laws of the United States or “blue sky” laws of any state within the United States.

Forward-Looking Information

This Circular, the pro forma consolidated financial statements of Tahoe and some of the material incorporated by reference into this Circular, contain “forward-looking information”, as such term is defined in applicable Securities Laws and “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995, concerning Tahoe’s future financial or operating performance and other statements that express management’s expectations or estimates of future developments, circumstances or results. Generally, forward-looking information can be identified by the use of forward-looking terminology such as “plans”, “expects”, “expected”, “scheduled”, “estimates”, “forecasts”, “targets”, “anticipates” or “believes”, “intends”, “to create”, “to diversify”, “to invest”, “enabling”, “upon”, “further”, “proposed”, “opportunities”, “potentially”, “increases”, “adds” “improves”, “continuing” and variations of such words and phrases, or by statements that certain actions, events or results “may”, “will”, “could” or “might”, “occur” and similar expressions.

Forward-looking statements in this Circular and the documents incorporated by reference herein include, without limitation, those that relate to:

•	the completion and expected benefits of the proposed acquisition of Lake Shore;

•	attributes of Tahoe and Lake Shore assuming completion of the Arrangement, which may be stated in the present tense;

•	payment of amounts that become due following a change of control of Lake Shore;

•	the Company’s liquidity position and expected sufficiency of cash from operations to fund repayment of outstanding debt;

•	the expected working capital requirements and the ability to generate cash flows that exceed capital requirements;

•	capital expenditures and costs, including forecasted cash costs;

•	the sufficiency of capital resources and the possibility of considering alternative financing arrangements to meet strategic needs;

•	the Company’s ability to complete future financings to raise additional capital for exploration, development and operational activities and for acquisitions;

•	2016 operations outlook and production guidance, including estimated unit costs per ounce of silver and gold and estimated capital costs;

•	the assessment of future reclamation obligations;

•	exploration and review of prospective mineral acquisitions;

•	the ability of the Company to identify appropriate acquisition opportunities or, if an opportunity is identified, to conclude a transaction on satisfactory terms;

•	the statements regarding changes in Guatemalan and Peruvian mining laws and regulations;

•	the timing and results of court proceedings;

•	the estimation of Mineral Reserves and Mineral Resources and the realization of Mineral Reserve and Mineral Resource estimates (including all assumptions);

•	future exploration and development activities and the expected results of exploration activities;

•	the ability to identify new Mineral Resources and convert Mineral Resources into Mineral Reserves;

•	the impact of new estimation methodologies on mine and production planning;

•

the timing and receipt of approvals, consents and permits under applicable legislation in connection with the continued operation and development of the Escobal Mine, the La Arena Mine, and the Shahuindo Mine;

•	the timing of completion of the leach pad and waste dump expansion at La Arena Mine;

•	alternatives to two-stage crushing and agglomeration at the Shahuindo Mine;

•	the anticipated timing of the updated Mineral Resource and Mineral Reserve estimates and the commencement of commercial operations at the Shahuindo Mine;

•	the advancement of exploration projects, including the sulfide project at La Arena and the El Alizar oxide project adjacent to La Arena Mine;

•	the ability of the Company to comply with environmental, safety and other regulatory requirements;

•	expectations regarding currency fluctuations; and

•	any statement as to future dividends.

Forward-looking information is based on a number of factors, assumptions and estimates that, while considered reasonable by management based on the business and markets in which Tahoe operates, are inherently subject to significant operational, economic and competitive uncertainties and contingencies. The estimates and assumptions of Tahoe contained or incorporated by reference in the Circular, which may prove to be incorrect, include, but are not limited to, the various assumptions set forth herein and incorporated by reference, as well as:

•	that Tahoe will complete the Arrangement in accordance with the terms and conditions of the Arrangement Agreement;

•	that the required approvals will be obtained from the shareholders of Lake Shore and Tahoe;

•	that all required third party, regulatory, and government approvals and Court orders will be obtained;

•	that Tahoe will be able to achieve announced guidance targets in line with publicly disclosed information of both Tahoe and Lake Shore;

•	that the Arrangement will proceed in accordance with the anticipated timeline and close in early April;

•	the accuracy of management’s assessment of the effects of the successful completion of the Arrangement;

•	the accuracy of Tahoe’s and Lake Shore’s Mineral Reserve and Mineral Resource estimates;

•	the viability, permitting, development and expansion of the Shahuindo Mine being consistent with Tahoe’s current expectations;

•

the viability of the Timmins West Complex and the Bell Creek Complex, and the development and expansion of the Lake Shore Material Properties on a basis consistent with Tahoe and Lake Shore’s current expectations;

•	the trading price of the Tahoe Shares and Lake Shore Shares;

•

there being no significant political developments, whether generally or in respect of the mining industry specifically, in any jurisdiction in which Tahoe or Lake Shore now or in the future carries on business, which are not consistent with Tahoe’s current expectations;

•

there being no significant disruptions affecting Tahoe’s or Lake Shore’s current or future operations, whether due to labour disruptions, supply disruptions, damage to or loss of equipment, whether as a result of natural occurrences including flooding, political changes, title issues, intervention by local landowners, loss of permits, or environmental concerns or otherwise;

•	there being no material variations in the current tax and regulatory environment;

•	the exchange rates among the Canadian dollar, the Guatemalan quetzal, the Peruvian nuevo sol and the United States dollar remaining consistent with current levels;

•	the price of silver, gold and other metals remains consistent with Tahoe’s expectations;

•	prices for natural gas, fuel oil, electricity and other key supplies remaining consistent with current levels;

•	production forecasts meeting expectations;

•	the Company’s ability to operate in a safe, efficient and effective manner;

•	prices for key mining supplies, including labour costs and consumables, remaining consistent with Tahoe’s current expectations;

•	that the Company will be able to obtain and maintain government approvals or permits in connection with the continued operation and development of the Escobal Mine, the La Arena Mine and the Shahuindo Mine;

•	the Company’s ability to obtain financing as and when required and on reasonable terms; and

•	that the information available to Tahoe in respect of Lake Shore is accurate and complete.

Readers are cautioned that the foregoing list is not exhaustive of all factors and assumptions which may have been used. No assurance can be given that these assumptions will prove to be correct. These assumptions should be considered carefully by readers. Readers are cautioned not to place undue reliance on the forward-looking information and statements or the assumptions on which Tahoe’s forward-looking information and statements are based.

Tahoe cautions that forward-looking information involves known and unknown risks, uncertainties and other factors that may cause Tahoe’s actual results, performance or achievements to be materially different from those expressed or implied by such information, including, but not limited to:

•	the Company’s dependence on the Escobal Mine and La Arena Mine;

•	risks associated with operations in Guatemala;

•	risks associated with operations in Peru;

•	other risks associated with foreign operations;

•	risks related to commodity price fluctuations;

•	the timing and ability to maintain and, where necessary, obtain necessary permits and licenses;

•	the Company’s limited operating and production history;

•	projected cash costs of production and capital expenditures may be greater than anticipated;

•	failure to achieve anticipated production levels;

•	risks related to Tahoe’s indebtedness;

•	the availability of additional funding as and when required;

•	land title risks;

•	changes in national and local government legislation, taxation and controls or regulations and changes in the administration of governmental regulation, policies and practices;

•	mining risks which delay operations or prevent extraction of material;

•	uncertainty of future production, delays in completion of the mill expansion, exploration and development plans;

•	insurance and uninsured risks;

•	risks associated with illegal mining activities by unauthorized individuals on Tahoe’s mining or exploration properties;

•	risks related to the transportation of concentrate;

•	environmental risks and hazards, including cost of environmental expenditures and potential environmental liabilities;

•	the speculative nature of mineral exploration and development;

•	exploration potential, mineral grades and mineral recovery estimates;

•	the uncertainty in geologic, hydrological, metallurgical and geotechnical studies and opinions;

•	the uncertainty in the estimation of Mineral Resources and Mineral Reserves and ability to convert its Mineral Resources into Mineral Reserves;

•	infrastructure risks, including access to water and power;

•	dependence on key management personnel and executives;

•	the impact of global economic conditions;

•	risks associated with competition;

•	risks associated with currency fluctuations;

•	risks related to the Company’s interactions with indigenous communities;

•	risks related to community actions and protests;

•	the timing and possible outcome of pending or threatened litigation;

•	the risk of unanticipated litigation;

•	risks associated with effecting service of process and enforcing judgments;

•	potential conflicts of interest;

•	risks associated with the repatriation of earnings;

•	compliance with anti-bribery and anti-corruption requirements;

•	our ability to maintain effective controls and procedures;

•	risks associated with dilution;

•	potential changes to the Company’s dividend policy;

•	potentially unknown risks and liabilities associated with Tahoe’s ability to successfully integrate acquisitions including, but not limited to, Lake Shore, and its business, assets and operations; and

•	the integration of finances and operations of Lake Shore.

In addition, there are risks and hazards associated with the business of gold exploration, development and mining, including, but not limited to, environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion losses (and the risk of inadequate insurance, or inability to obtain insurance, to cover these risks). Many of these uncertainties and contingencies can affect Tahoe’s and Lake Shore’s actual results and could cause actual results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, Tahoe.

Although Tahoe has attempted to identify important factors that could cause actual results, performance or achievements to differ materially from those contained in forward-looking information, there can be other factors that cause results, performance or achievements not to be as anticipated, estimated or intended. There can be no assurance that such information will prove to be accurate or that management’s expectations or estimates of future developments, circumstances or results will materialize. All of the forward-looking information in this Circular is qualified by these cautionary statements and those made in each of Tahoe’s and Lake Shore’s filings with Canadian and U.S. securities regulatory authorities expressly incorporated by reference into this Circular. These factors are not intended to represent a complete list of the factors that could affect Tahoe and/or Lake Shore. Accordingly, readers should not place undue reliance on forward-looking information. The forward-looking information in this Circular is made as of the date of this Circular, and Tahoe disclaims any intention or obligation to update or revise such information, except as required by applicable law.

Non-GAAP Financial Measures

This Circular includes references to certain non-GAAP (Generally Accepted Accounting Principles) financial measures in respect of Tahoe, total cash costs and all-in sustaining costs per silver and per gold ounce (“all-in sustaining costs”). In the gold and silver mining industries, these are common performance measures, but are not defined under IFRS and should not be considered in isolation. In addition to conventional measures prepared in accordance with GAAP, certain investors use such non-GAAP measures to evaluate a company’s performance and ability to generate cash flow. Accordingly, they are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. For additional information regarding these non-GAAP measures (including reconciliations to IFRS measures, as applicable), see Tahoe’s management’s discussion and analysis for the year ended December 31, 2014 and for the three and nine months ended September 30, 2015 and its press release of January 14, 2016, copies of which are available under Tahoe’s profile on SEDAR

Total cash costs

Tahoe reports total cash costs on a silver ounce and a gold ounce, as applicable. Tahoe follows the recommendation of the cost standard as endorsed by the Silver Institute for the reporting of cash costs (silver) and the generally accepted standard of reporting cash costs (gold) by precious metal mining companies. The Silver Institute is a non-profit international association with membership from across the silver industry and serves as the industry’s voice in increasing public understanding of the many uses and values of silver. This remains the generally accepted standard for reporting cash costs of production by precious metal mining companies. Total cash costs are divided by the number of silver ounces contained in concentrate or gold ounces recovered from the leach pads to calculate per ounce figures.

All-in sustaining costs

Tahoe has also adopted the reporting of all-in sustaining costs as a non-GAAP measure of a precious metals mining company’s operating performance and the ability to generate cash flow from operations. This measure has no standardized meaning and Tahoe has utilized an adapted version of the guidance released by the World Gold Council, the market development organization for the gold industry. The World Gold Council is not a regulatory industry organization and does not have the authority to develop accounting standards or disclosure requirements. All-in sustaining costs include total cash costs incurred at a company’s mining operation, sustaining capital expenditures, corporate administrative expense, exploration and evaluations costs, and reclamation and closure accretion. Tahoe believes that this non-GAAP measure represents the total costs of producing silver and gold, as applicable, from their respective operations and provides additional information of a company’s performance and ability to generate cash flows to support future capital investments and to sustain future production.

Information regarding Lake Shore in this Circular also includes references to certain non-GAAP measures such as cash operating costs, cash earnings from mine operations, all-in-sustaining costs and adjusted net earnings. For additional information regarding these non-GAAP measures (including reconciliations to IFRS measures), see Lake Shore’s management discussion and analysis for the year ended December 31, 2015, which is available under Lake Shore’s profile on SEDAR.

These non-GAAP financial measures may be calculated differently by other companies depending on the underlying accounting principles and policies applied.

Mineral Resource Figures for the Combined Company’s Exploration Properties

As discussed under “The Arrangement – Reasons for the Arrangement”, the combined company’s land package in Peru and Canada, excluding producing mines, will have a total of 5.8 million ounces of Measured and Indicated Mineral Resources of gold, which is comprised of (i) 2.1 million ounces of gold at the copper-gold sulphide project within the La Arena Mine with a gold grade of 0.24 grams per tonne (g/t), (ii) 0.3 million ounces of gold at the 144 Gap Deposit with a gold grade of 5.4 g/t, (iii) 0.7 million ounces of gold at the Whitney Project with a gold grade of 6.9 g/t, (iv) 0.1 million ounces of gold at the Gold River Project with a gold grade of 5.3 g/t, (v) 0.1 million ounces of gold at the Marlhill Property with a gold grade of 4.5 g/t, (vi) 1.3 million ounces of gold at the Fenn-Gib Project with a gold grade of 1.0 g/t, (vii) 1.1 million ounces of gold at the Juby Project with a gold grade of 1.3 g/t, and (viii) 0.1 million ounces of gold at the Vogel Property with a gold grade of 1.64 g/t.

The combined company’s land package in Peru and Canada, excluding producing mines, will also have a total of 7.3 million ounces of Inferred Mineral Resources of gold, comprised of (i) 2.0 million ounces of sulphide gold at Shahuindo Mine with a gold grade of 0.7 (g/t), (ii) 0.3 million ounces of gold at the 144 Gap Deposit with a gold grade of 5.2 g/t, (iii) 0.2 million ounces of gold at the Whitney Project with a gold grade of 5.3 g/t, (iv) 1.0 million ounces of gold at the Gold River Project with a gold grade of 6.1 g/t, (v) 0.8 million ounces of gold at the Fenn-Gib Project with a gold grade of 1.0 g/t, (vi) 2.9 million ounces of gold at the Juby Project with a gold grade of 0.9 g/t, (vii) 0.1 million ounces of gold at the Vogel Property with a gold grade of 4.15 g/t and (viii) 0.02 million ounces of gold at the copper-gold sulphide project within the La Arena Mine with a gold grade of 0.10 g/t.

Currency and Currency Exchange Rate Information

Unless otherwise indicated, all references to “$” or “dollars” in the Circular refer to United States (U.S.) dollars and all references to “C$” in the Circular refer to Canadian dollars. Tahoe’s financial statements included herein and incorporated by reference are reported in U.S. dollars and are prepared in accordance with IFRS. Certain of the Lake Shore financial statements and other financial information included or incorporated by reference herein are presented in Canadian dollars and have been prepared in accordance with IFRS.

The following table sets forth the high and low exchange rates for one U.S. dollar expressed in Canadian dollars for each period indicated, the average of the exchange rates for each period indicated and the exchange rate at the end of each such period, based upon the noon buying rates provided by the Bank of Canada:

		Years ended
		December 31
	2015	2014	2013
High	1.3990	1.1643	1.0697
Low.	1.1728	1.0614	0.9839
Rate at end of period	1.3840	1.1601	1.0636
Average rate for period	1.2787	1.1045	1.0299

On March 1, 2016, the exchange rate for one U.S. dollar expressed in Canadian dollars based upon the noon buying rates provided by the Bank of Canada was C$1.3407.

Glossary of Technical Terms

g/t	means grams per tonne;

Indicated Mineral Resource

means that part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics are estimated with sufficient confidence to allow the application of Modifying Factors in sufficient detail to support mine planning and evaluation of the economic viability of the deposit. Geological evidence is derived from adequately detailed and reliable exploration, sampling and testing and is sufficient to assume geological and grade or quality continuity between points of observation. An Indicated Mineral Resource has a lower level of confidence than that applying to a Measured Mineral Resource and may only be converted to a Probable Mineral Reserve;

Inferred Mineral Resource

means that part of a Mineral Resource for which quantity and grade or quality are estimated on the basis of limited geological evidence and sampling. Geological evidence is sufficient to imply but not verify geological and grade or quality continuity. An Inferred Mineral Resource has a lower level of confidence than that applying to an Indicated Mineral Resource and must not be converted to a Mineral Reserve. It is reasonably expected that the majority of Inferred Mineral Resources could be upgraded to Indicated Mineral Resources with continued exploration;

Measured Mineral Resource

means that part of a Mineral Resource for which quantity, grade or quality, densities, shape, and physical characteristics are estimated with confidence sufficient to allow the application of Modifying Factors to support detailed mine planning and final evaluation of the economic viability of the deposit. Geological evidence is derived from detailed and reliable exploration, sampling and testing and is sufficient to confirm geological and grade or quality continuity between points of observation. A Measured Mineral Resource has a higher level of confidence than that applying to either an Indicated Mineral Resource or an Inferred Mineral Resource. It may be converted to a Proven Mineral Reserve or to a Probable Mineral Reserve;

Mineral Reserves

means the economically mineable part of a Measured and/or Indicated Mineral Resource. It includes diluting materials and allowances for losses, which may occur when the material is mined or extracted and is defined by studies at pre-feasibility or feasibility level as appropriate that include application of Modifying Factors. Such studies demonstrate that, at the time of reporting, extraction could reasonably be justified. The reference point at which Mineral Reserves are defined, usually the point where the ore is delivered to the processing plant, must be stated. The public disclosure of a Mineral Reserve must be demonstrated by a pre-feasibility study or feasibility study;

Mineral Resources

means a concentration or occurrence of solid material of economic interest in or on the Earth’s crust in such form, grade or quality and quantity that there are reasonable prospects for eventual economic extraction. The location, quantity, grade or quality, continuity and other geological characteristics of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge, including sampling. Mineral Resources are sub-divided, in order of increasing geological confidence, into Inferred, Indicated and Measured categories. The term Mineral Resource covers mineralization and natural material of intrinsic economic interest which has been identified and estimated through exploration and sampling and within which Mineral Reserves may subsequently be defined by the consideration and application of Modifying Factors;

Modifying Factors

means considerations used to convert Mineral Resources to Mineral Reserves. These include, but are not restricted to, mining, processing, metallurgical, infrastructure, economic, marketing, legal, environmental, social and governmental factors;

NI 43-101	means Canadian Securities Administrators’ National Instrument 43-101 Standards of Disclosure for Mineral Projects;

ounce	means troy ounce;

Probable Mineral Reserve

means the economically mineable part of an Indicated, and in some circumstances, a Measured Mineral Resource. The confidence in the Modifying Factors applying to a Probable Mineral Reserve is lower than that applying to a Proven Mineral Reserve. Probable Mineral Reserve estimates must be demonstrated to be economic, at the time of reporting, by at least a pre-feasibility study;

Proven Mineral Reserve

means the economically mineable part of a Measured Mineral Resource. A Proven Mineral Reserve implies a high degree of confidence in the Modifying Factors. The term should be restricted to that part of the deposit where production planning is taking place and for which any variation in the estimate would not significantly affect the potential economic viability of the deposit. Proven Mineral Reserve estimates must be demonstrated to be economic, at the time of reporting, by at least a pre-feasibility study; and

tonne	means metric tonne, equalling 1,000 kilograms.

GLOSSARY OF TERMS

“144 Gap Deposit” means Lake Shore’s 100% interest in the 144 property consisting of 34 staked claims located southwest of the Timmins West Mine in Timmins, Ontario;

“Acceptable Confidentiality Agreement” means a confidentiality agreement between Lake Shore and a third party other than Tahoe: (i) that is entered into in accordance with the Arrangement Agreement; (ii) that contains confidentiality restrictions that are no less favourable to Lake Shore than those set out in the Confidentiality Agreement; (iii) that contains a standstill provision that has a duration of at least one year and which, among other things, (A) only permits the third party to, either alone or jointly with others, make an Acquisition Proposal to the Lake Shore Board that is not publicly announced, and (B) restricts the third party from acquiring, or publicly announcing an intention to acquire, any securities or assets of Lake Shore (other than pursuant to a Superior Proposal); (iv) that identifies the number of Lake Shore Shares currently owned or controlled by the third party; and (v) which may not include any provision granting an exclusive right to negotiate with Lake Shore;

“Acquisition Agreement” means any letter of intent, memorandum of understanding or other Contract, agreement in principle, acquisition agreement, merger agreement or similar agreement or understanding with respect to any Acquisition Proposal but does not include an Acceptable Confidentiality Agreement;

“Acquisition Proposal” means, excluding the Arrangement and the other transactions contemplated by the Arrangement Agreement and any transaction involving only Lake Shore, after the date of the Arrangement Agreement whether or not in writing, any:

(a)      bona fide proposal inquiry or offer with respect to: (i) any direct or indirect acquisition by any person or group of persons of Lake Shore Shares (or securities convertible into or exchangeable or exercisable for Lake Shore Shares) representing 20% or more of the Lake Shore Shares then outstanding (assuming, if applicable, the conversion, exchange or exercise of such securities convertible into or exchangeable or exercisable for Lake Shore Shares); (ii) any plan of arrangement, amalgamation, merger, share exchange, consolidation, recapitalization, liquidation, dissolution or other business combination in respect of Lake Shore or any of its subsidiaries; or (iii) any direct or indirect acquisition by any person or group of persons of any assets of Lake Shore and/or any interest in one or more of its subsidiaries (including shares or other equity interests of subsidiaries) that are or that hold the Lake Shore Properties or that individually or in the aggregate constitute or hold 20% or more of the fair market value of the assets of Lake Shore (or any lease, license, royalty, joint venture, long-term supply agreement or other arrangement having a similar economic effect), whether in a single transaction or a series of related transactions,

(b)      public announcement of or of an intention, to do any of the foregoing, or

(c)      modification or proposed modification of any such proposal, inquiry or offer, in each case whether by plan of arrangement, amalgamation, merger, consolidation, recapitalization, liquidation, dissolution or other business combination, sale of assets, joint venture, take-over bid, tender offer, share exchange, exchange offer or otherwise, including any single or multi-step transaction or series of transactions, directly or indirectly involving Lake Shore or any of its subsidiaries;

“affiliate” has the meaning ascribed thereto in National Instrument 45-106 – Prospectus and Registration Exemptions as in effect on the date of the Arrangement Agreement;

“Arrangement” means an arrangement under Section 192 of the CBCA on the terms and subject to the conditions set out in the Plan of Arrangement, subject to any amendments or variations to the Plan of Arrangement made in accordance with the terms of the Arrangement Agreement or made at the direction of the Court in the Final Order with the consent of the Parties, each acting reasonably;

“Arrangement Agreement” means the arrangement agreement dated February 8, 2016, entered into between Tahoe and Lake Shore, as the same may be amended, supplemented or otherwise modified in accordance with the terms therein, a copy of which is available under the Company’s profile on SEDAR;

“Arrangement Resolution” means the special resolution to be considered, and, if thought fit, passed by the Lake Shore Shareholders at the Lake Shore Meeting to approve the Arrangement and the Capital Reduction;

“Articles of Arrangement” means the articles of arrangement of Lake Shore in respect of the Arrangement required by the CBCA to be filed with the Director after the Final Order is made, which will include the Plan of Arrangement and otherwise be in a form and content satisfactory to the Parties, each acting reasonably;

“Bell Creek Complex” means Lake Shore’s 100% interest in the Bell Creek Mine Property, an underground operating gold mine, located in the Porcupine Mining Division, Hoyle Township;

“Beneficial Shareholders” has the meaning ascribed thereto in “Management Information Circular – Information in this Circular”;

“Board” or “Board of Directors” means the board of directors of Tahoe as the same is constituted from time to time;

“Broadridge” means Broadridge Financial Solutions, Inc.;

“Business Day” means a day other than a Saturday, a Sunday or any other day on which commercial banking institutions in Vancouver, British Columbia or in Toronto, Ontario are authorized or required by applicable Law to be closed;

“Canaccord” means Canaccord Genuity Corp., financial advisor to Tahoe;

“Capital Reduction” means the reduction of Lake Shore’s stated capital account maintained for the Lake Shore Shares by the amount the Lake Shore Board may determine is required such that following the Capital Reduction, the realizable value of Lake Shore’s assets will not be less than the aggregate of Lake Shore’s liabilities and the stated capital of all classes of shares of Lake Shore;

“CBCA” means the Canada Business Corporations Act, as amended from time to time;

“Certificate of Arrangement” means the certificate of arrangement to be issued by the Director pursuant to subsection 192(7) of the CBCA in respect of the Articles of Arrangement;

“Change of Recommendation” means either (A) the Lake Shore Board failing to publicly make a recommendation that the Lake Shore Shareholders vote in favour of the Arrangement Resolution as contemplated in the Arrangement Agreement or Lake Shore or the Lake Shore Board, or any committee thereof, withdrawing, modifying, qualifying or changing in a manner adverse to Tahoe its approval or recommendation of the Arrangement (it being understood that publicly taking no position or a neutral position by Lake Shore and/or the Lake Shore Board with respect to an Acquisition Proposal for a period exceeding two Business Days after an Acquisition Proposal has been publicly announced will be deemed to constitute such a withdrawal, modification, qualification or change) or (B) Tahoe requesting that the Lake Shore Board reaffirm its recommendation that the Lake Shore Shareholders vote in favour of the Arrangement Resolution and the Lake Shore Board not having done so by the earlier of (x) the second Business Day following receipt of such request and (y) the Lake Shore Meeting;

“Circular” means this management information circular dated March 1, 2016;

“Commissioner” means the Commissioner of Competition appointed under the Competition Act or his or her designee;

“Competition Act” means the Competition Act (Canada), as amended from time to time;

“Competition Act Approval” means either (i) the relevant waiting period under Section 123 of the Competition Act will have expired or been terminated by the Commissioner, (ii) the Commissioner will have issued a No-Action Letter on terms and conditions, if any, acceptable to Tahoe, acting reasonably, or (iii) the Commissioner will have issued an advance ruling certificate (an “ARC”) in respect of the Arrangement;

“Computershare” means Computershare Investor Services Inc.;

“Confidentiality Agreement” means the confidentiality agreement between Tahoe and Lake Shore dated July 6, 2015;

“Consideration” means the consideration to be received by Lake Shore Shareholders pursuant to the Plan of Arrangement equal to 0.1467 of a Tahoe Share in respect of each Lake Shore Share that is issued and outstanding immediately prior to the Effective Time;

“Consideration Shares” means the Tahoe Shares to be issued pursuant to or as a result of the Arrangement;

“Continuing Employee Share Entitlements” means, in respect of the Lake Shore PSUs held by certain employees of Lake Shore who continue as employees of Tahoe after the Effective Date and which would vest as a result of the Arrangement and which would otherwise trigger a cash payment to such employee, the Tahoe Shares issuable to such employee in lieu of such cash payment;

“Convertible Debenture Shares” means the Tahoe Shares issuable on conversion of any Lake Shore Convertible Debentures following the Effective Time;

“Court” means the Ontario Superior Court of Justice, or other court as applicable;

“Debenture Change of Control Notice” has the meaning ascribed thereto in “The Arrangement – Lake Shore Convertible Debentures”;

“Depositary” means Computershare Investor Services Inc.;

“Dissent Rights” means the rights of dissent exercisable by the Lake Shore Shareholders in respect of the Arrangement, described in Article 4 of the Plan of Arrangement;

“Dissenting Shareholder” means a registered Lake Shore Shareholder who has duly and validly exercised the Dissent Rights in respect of the Arrangement Resolution in strict compliance with the Dissent Rights and who has not withdrawn or been deemed to have withdrawn such exercise of Dissent Rights;

“EDGAR” means the Electronic Data Gathering and Retrieval system of the SEC;

“Effective Date” means the date upon which the Arrangement becomes effective as established by the date of issue shown on the Certificate of Arrangement;

“Effective Time” means 12:01 a.m. (Toronto time) on the Effective Date or such other time as Lake Shore and Tahoe may agree upon in writing;

“Escobal Mine” means Tahoe’s 100% interest in the silver-gold-lead-zinc deposit, located in the municipality of San Rafael las Flores, department of Santa Rosa, Guatemala;

“Fair Market Value” with reference to: (i) a Lake Shore Share means the amount that is the closing price of the Lake Shore Shares on the TSX on the last trading day immediately before the Effective Time; (ii) a Tahoe Share means the amount that is the closing price of the Tahoe Shares on the TSX on the first trading day immediately after the Effective Time;

“Fairness Opinion” means the written opinion of GMP Securities delivered to the Board in connection with the Arrangement; the full text of such opinion is set out as Appendix “C” to the Circular;

“Fenn-Gib Project” means Lake Shore’s 100% interest in 171 mining claims, patents and leases covering approximately 29 square kilometres that are located east of Timmins, Ontario;

“Final Order” means the order of the Court approving the Arrangement under Section 192(4) of the CBCA, in form and substance acceptable to Lake Shore and Tahoe, each acting reasonably, after a hearing upon the procedural and substantive fairness of the terms and conditions of the Arrangement, as such order may be affirmed, amended, modified, supplemented or varied by the Court (with the consent of both Lake Shore and Tahoe, each acting reasonably) at any time prior to the Effective Date or, if appealed, as affirmed or amended (provided that any such amendment is acceptable to both Lake Shore and Tahoe, each acting reasonably) on appeal unless such appeal is withdrawn, abandoned or denied;

“GMP Securities” means GMP Securities L.P., financial advisor to Tahoe;

“Gold River Project” means Lake Shore’s 100% interest in the mineralized deformation and alteration zone located approximately three kilometres south of Timmins West mine in Timmins, Ontario;

“Governmental Authority” means any multinational, federal, provincial, territorial, state, regional, municipal, local or other government or governmental body and any division, agent, official, agency, commission, board or authority of any government, governmental body, quasi-governmental or private body (including the TSX, NYSE or any other stock exchange) exercising any statutory, regulatory, expropriation or taxing authority under the authority of any of the foregoing and any domestic, foreign or international judicial, quasi-judicial or administrative court, tribunal, commission, board, panel or arbitrator acting under the authority of any of the foregoing;

“IFRS” means International Financial Reporting Standards as issued by the International Accounting Standards Board and incorporated in the Handbook of the Canadian Institute of Chartered Accountants, at the relevant time applied on a consistent basis;

“Indemnified Party” has the meaning ascribed thereto in “The Arrangement Agreement – Directors’ and Officers’ Insurance”;

“Interim Order” means the interim order of the Court to be issued following the application therefor submitted to the Court, after being informed of the intention to rely upon the exemption from registration under Section 3(a)(10) of the U.S. Securities Act with respect to the Consideration Shares and the Replacement Options issued or deemed to be issued pursuant to the Arrangement, in form and substance acceptable to Lake Shore and Tahoe, each acting reasonably, providing for, among other things, the calling and holding of the Lake Shore Meeting, as such order may be affirmed, amended, modified, supplemented or varied by the Court with the consent of both Lake Shore and Tahoe, each acting reasonably;

“Juby Project” means the Juby Gold Project comprised of the Juby Property and the Golden Lake Property, in which the Company holds a 100% interest (through Temex), located in the Shining Tree Area of Northern Ontario;

“La Arena Mine” means Tahoe’s 100% interest in the copper-gold sulphide project which hosts a gold oxide mine located in northern Peru;

“Lake Shore Board” means the board of directors of Lake Shore as the same is constituted from time to time;

“Lake Shore Convertible Debentures” means convertible debentures of Lake Shore listed on the TSX under the symbol “LSG.DB” issued pursuant to the Lake Shore Debenture Indenture;

“Lake Shore Debenture Indenture” means the convertible debenture indenture dated September 7, 2012 among Lake Shore and Computershare Trust Company of Canada;

“Lake Shore DSU” means a deferred share unit issued under the Lake Shore DSU Plan;

“Lake Shore DSU Plan” means the deferred share unit plan adopted by Lake Shore Board on November 9, 2011;

“Lake Shore Finder Units” means the units of Lake Shore issuable upon exercise of the Temex Finder Options, with each Lake Shore Finder Unit comprised of one Lake Shore Share and one-half of one common share purchase warrant of Lake Shore, with each whole common share purchase warrant having an expiry date of March 7, 2016;

“Lake Shore Locked-Up Shareholders” means the senior officers and directors of Lake Shore;

“Lake Shore Material Adverse Effect” means any result, fact, change, effect, event, circumstance, occurrence or development that, taken together with all other results, facts, changes, effects, events, circumstances, occurrences or developments, has or would reasonably be expected to have a material and adverse effect on the business, results of operations, capitalization, assets, liabilities (including any contingent liabilities), obligations (whether absolute, accrued, conditional or otherwise), prospects or financial condition of Lake Shore, provided, however, that any result, fact, change, effect, event, circumstance, occurrence or development that arises out of, relates directly or indirectly to, results directly or indirectly from or is attributable to any of the following will not be deemed to constitute, and will not be taken into account in determining whether there has been, a Lake Shore Material Adverse Effect:

(a)	changes, developments or conditions in or relating to general international or Canadian, political, economic or financial or capital market conditions;

(b)	any change or proposed change in any Laws or the interpretation, application or non-application of any Laws by any Governmental Authority;

(c)	changes or developments affecting the global mining industry in general;

(d)	any changes in the price of gold;

(e)	any generally applicable changes in IFRS; or

(f)	a change in the market price of the Lake Shore Shares as a result of the announcement of the execution of this Agreement or of the transactions contemplated hereby;

provided, however, that each of clauses (a) through (c) above will not apply to the extent that any result, fact, change, effect, event, circumstance, occurrence or development referred to therein relate primarily to (or have the effect of relating primarily to) Lake Shore or disproportionately adversely affect Lake Shore in comparison to other persons who operate in the gold mining industry and provided further, however, that references in certain sections of this Agreement to dollar amounts are not intended to be, and will not be deemed to be, illustrative or interpretive for purposes of determining whether a Lake Shore Material Adverse Effect has occurred;

“Lake Shore Material Contract” means any contract to which Lake Shore or any of its subsidiaries is party or by which it or any of its assets, rights or properties are bound, that, if terminated or modified, would have a Lake Shore Material Adverse Effect;

“Lake Shore Material Properties” means the Timmins West Complex, the Bell Creek Complex, the Fenn-Gib Project, the Whitney Project, the Juby Project, the Gold River Project, Vogel Property and Marlhill Property;

“Lake Shore Meeting” means the special meeting of the Lake Shore Shareholders, including any adjournment or postponement thereof, to be called and held in accordance with the Interim Order for the purpose of considering and, if thought fit, approving the Arrangement Resolution;

“Lake Shore Option In-The-Money-Amount” in respect of a Lake Shore Option means the amount, if any, by which the total Fair Market Value of the Lake Shore Shares that a holder is entitled to acquire on exercise of the Lake Shore Option immediately before the Effective Time exceeds the aggregate exercise price to acquire such Lake Shore Shares;

“Lake Shore Option Plan” means the share option plan of Lake Shore, approved by Lake Shore Shareholders at a meeting held on May 15, 2013;

“Lake Shore Options” means the outstanding options to purchase Lake Shore Shares granted under the Lake Shore Option Plan;

“Lake Shore Optionholders” means the holders of Lake Shore Options and Temex Options;

“Lake Shore Properties” means any and all real properties in which Lake Shore or any of its subsidiaries owns or holds any right, title or interest, including the Lake Shore Material Properties;

“Lake Shore PSU” means, at any time, a performance share unit issued under the Lake Shore PSU Plan which is, at such time, outstanding whether or not vested;

“Lake Shore PSU Plan” means the performance share unit plan adopted by the Lake Shore Board on November 9, 2011;

“Lake Shore Shareholders” means the holders of Lake Shore Shares;

“Lake Shore Shareholder Approval” means the approval by the Lake Shore Shareholders of the Arrangement Resolution at the Lake Shore Meeting;

“Lake Shore Shares” means the common shares in the authorized share capital of Lake Shore;

“Lake Shore Special Committee” means the special committee of the Lake Shore Board formed for the purposes of, among other things, considering, reviewing and making recommendations to the Lake Shore Board in connection with any acquisition proposals, including the Arrangement;

“Lake Shore Subject Securities” has the meaning ascribed thereto in “The Arrangement – Voting Agreements – Lake Shore Support Agreements”;

“Lake Shore Support Agreements” means the voting and support agreements (including all amendments thereto) between Tahoe and each of the Lake Shore Locked-Up Shareholders, setting forth the terms and conditions upon which they have agreed, among other things, to vote their Lake Shore Shares in favour of the Arrangement Resolution and not dispose of their Lake Shore Shares;

“Lake Shore Termination Fee” means an amount equal to C$37,800,000;

“Lake Shore Termination Fee Event” has the meaning ascribed thereto in “The Arrangement Agreement - Termination and Expense Fees”;

“Laurel Hill” means Laurel Hill Advisory Group, Tahoe’s proxy solicitation agent;

“Law” means all laws, statutes, codes, ordinances (including zoning), decrees, rules, regulations, by-laws, notices, judicial, arbitral, administrative, ministerial, departmental or regulatory judgments, injunctions, orders, decisions, settlements, writs, assessments, arbitration awards, rulings, determinations or awards, decrees or other requirements of any Governmental Authority having the force of law and any legal requirements arising under the common law or principles of law or equity and the term “applicable” with respect to such Laws and, in the context that refers to any person, means such Laws as are applicable at the relevant time or times to such person or its business, undertaking, property or securities and emanate from a Governmental Authority having jurisdiction over such person or its business, undertaking, property or securities;

“Lien” means any pledge, claim, lien, charge, option, hypothec, mortgage, security interest, restriction, adverse right, prior assignment, lease, sublease, royalty, levy, right to possession or any other encumbrance, easement, license, right of first refusal, covenant, voting trust or agreement, transfer restriction under any shareholder or similar agreement, right or restriction of any kind or nature whatsoever, whether contingent or absolute, direct or indirect, or any agreement, option, right or privilege (whether by Law, contract or otherwise) capable of becoming any of the foregoing;

“Marlhill Property” means Lake Shore’s 100% interest in the former producing mine located in north-east of the Bell Creek mine in Timmins, Ontario;

“Meeting” means the meeting of Tahoe Shareholders, to be held at McMillan LLP, 1055-1500 West Georgia Street, Vancouver, Canada on Thursday, March 31, 2016, at 9:00 a.m. (Vancouver time);

“MI 61-101” means Multilateral Instrument 61-101 – Protection of Minority Securityholders in Special Transactions;

“NYSE” means the New York Stock Exchange;

“NYSE MKT” means the NYSE MKT LLC;

“Option Exchange Ratio” means 0.1467;

“Option Shares” means the Tahoe Shares issuable on exercise of any Replacement Option;

“Outside Date” means April 30, 2016 or such later date as may be agreed to in writing by the Parties;

“Parties” means Lake Shore and Tahoe;

“Person” includes an individual, sole proprietorship, corporation, body corporate, incorporated or unincorporated association, syndicate or organization, partnership, limited partnership, limited liability company, unlimited liability company, joint venture, joint stock company, trust, natural person in his or her capacity as trustee, executor, administrator or other legal representative, a government or Governmental Authority or other entity, whether or not having legal status;

“Plan of Arrangement” means the plan of arrangement of Lake Shore, substantially in the form and content set out in Schedule A to the Arrangement Agreement, and any amendments, modifications or supplements thereto made in accordance with the Plan of Arrangement or upon the direction of the Court in the Interim Order or the Final Order with the consent of the Parties, each acting reasonably;

“Proxy” means the proxy to be sent to Tahoe Shareholders for use in connection with the Meeting;

“Record Date” means February 22, 2016;

“Regulatory Approvals” means rulings, consents, orders, exemptions, permits, waivers, early termination authorizations, clearances, written confirmations of no intention to initiate legal proceedings and other approvals (including the lapse, without objection, of a prescribed time under a statute or regulation that states that a transaction may be implemented if a prescribed time lapses following the giving of notice without an objection being made) of Governmental Authorities;

“Replacement Option” means the Tahoe options that will be exchanged by Tahoe for Lake Shore Options and Temex Options upon completion of the Arrangement pursuant to the Plan of Arrangement;

“Replacement Optionholders” means the holders of Replacement Options;

“SEC” means the United States Securities and Exchange Commission;

“Securities Act” means the Securities Act (British Columbia) and the rules, regulations and published policies made thereunder, as now in effect and as they may be promulgated or amended from time to time;

“Securities Laws” means the Securities Act, together with all other applicable Canadian provincial securities laws, the U.S. Securities Act, U.S. Exchange Act, and applicable securities laws of the United States and the states thereof, and the rules and regulations and published policies of the securities authorities thereunder, as now in effect and as they may be promulgated or amended from time to time, and includes the rules and policies of the TSX, NYSE and NYSE MKT;

“SEDAR” means the System for Electronic Document Analysis and Retrieval;

“Shahuindo Mine” means Tahoe’s 100% interest in the heap leach gold-silver project, located in the district of Cachachi, province of Cajabamba, department of Cajamarca, Peru;

“Share Issuance Resolution” means the ordinary resolution of the shareholders of Tahoe approving the issuance of the Consideration Shares (including any Tahoe Shares to be issued or which are issuable (i) upon the exercise of any Lake Shore Options and Temex Options, (ii) upon the conversion of any Lake Shore Convertible Debentures, (iii) in connection with the Continuing Employee Share Entitlements following completion of the Arrangement, (iv) to GMP Securities and Canaccord in connection with their engagement as financial advisors, and (v) in connection with other share issuance obligations of Lake Shore which are being assumed by Tahoe in connection with the Arrangement), at the Meeting substantially in the form and content of Appendix “A”, in accordance with the policies and rules of the TSX and NYSE;

“subsidiary” has the meaning ascribed thereto in National Instrument 45-106 – Prospectus and Registration Exemptions as in effect on the date of the Arrangement Agreement;

“Superior Proposal” means any unsolicited bona fide Acquisition Proposal made in writing on or after the date of the Arrangement Agreement by an arm’s length third party (other than Tahoe and its affiliates) to acquire not less than all of the outstanding Lake Shore Shares or all or substantially all of the assets of Lake Shore on a consolidated basis that did not result from a breach of Article 5 of the Arrangement Agreement and which or in respect of which:

(a)

the Lake Shore Board has determined in good faith, after consultation with its financial advisors and outside legal counsel, that such Acquisition Proposal would, taking into account all of the terms and conditions of such Acquisition Proposal (including time to completion and shareholder vote requirements), if consummated in accordance with its terms (but not assuming away any risk of non-completion), result in a transaction which is more favourable to the Lake Shore Shareholders from a financial point of view than the Arrangement (taking into account any amendments to the Arrangement Agreement and the Arrangement proposed by Tahoe pursuant to Section 5.1(f) of the Arrangement Agreement);

(b)

if it relates to the acquisition of outstanding Lake Shore Shares the consideration paid for the Lake Shore Shares is made available to all of the Lake Shore Shareholders on the same terms and conditions;

(c)	is not subject to any financing condition and in respect of which adequate arrangements have been made to ensure that the required funds will be available to effect payment in full;

(d)	is not subject to any due diligence condition;

(e)

the Lake Shore Board has determined in good faith, after consultation with its financial advisors and outside legal counsel, that such Acquisition Proposal is reasonably capable of being completed in accordance with its terms, without undue delay, taking into account all legal, financial, regulatory and other aspects of such Acquisition Proposal and the person making such Acquisition Proposal;

(f)

in the event that Lake Shore does not have the financial resources to pay the Lake Shore Termination Fee, the terms of such Acquisition Proposal provide that the person making such Superior Proposal will advance or otherwise provide Lake Shore the cash required for Lake Shore to pay the Lake Shore Termination Fee and such amount will be advanced or provided on or before the date such Lake Shore Termination Fee becomes payable;

(g)	failure to recommend such Acquisition Proposal to the Lake Shore Shareholders would be inconsistent with the Lake Shore Board’s fiduciary duties under applicable Law; and

(h)	complies with applicable Law;

“Superior Proposal Notice Period” has the meaning ascribed thereto in “The Arrangement Agreement – Lake Shore’s Right to Accept a Superior Proposal”;

“Supplemental Indenture” means the supplement to the Lake Shore Debenture Indenture to be entered into by Tahoe, Lake Shore and Computershare Trust Company of Canada after the Effective Date;

“Tahoe” or the “Company” means Tahoe Resources Inc.;

“Tahoe Incentive Plans” means the Share Option and Incentive Share Plan originally adopted on April 21, 2010 and subsequently amended and restated effective on March 7, 2013;

“Tahoe Locked-Up Shareholders” means the senior officers and directors of Tahoe;

“Tahoe Material Adverse Effect” means any result, fact, change, effect, event, circumstance, occurrence or development that, taken together with all other results, facts, changes, effects, events, circumstances, occurrences or developments, has or would reasonably be expected to have a material and adverse effect on the business, results of operations, capitalization, assets, liabilities (including any contingent liabilities), obligations (whether absolute, accrued, conditional or otherwise), prospects or financial condition of Tahoe provided, however, that any result, fact, change, effect, event, circumstance, occurrence or development that arises out of, relates directly or indirectly to, results directly or indirectly from or is attributable to any of the following will not be deemed to constitute, and will not be taken into account in determining whether there has been, a Tahoe Material Adverse Effect:

(a)	changes, developments or conditions in or relating to general international, Peruvian, Guatemalan or Canadian, political, economic or financial or capital market conditions;

(b)	any change or proposed change in any Laws or the interpretation, application or non-application of any Laws by any Governmental Authority;

(c)	changes or developments affecting the global mining industry in general;

(d)	any changes in the price of silver;

(e)	any generally applicable changes in IFRS; or

(f)	a change in the market price of the Tahoe Shares as a result of the announcement of the execution of this Agreement or of the transactions contemplated hereby;

provided, however, that each of clauses (a) through (c) above will not apply to the extent that any result, fact, change, effect, event, circumstance, occurrence or development referred to therein relate primarily to (or have the effect of relating primarily to) Tahoe or disproportionately adversely affect Tahoe in comparison to other persons who operate in the gold and silver mining industry and provided further, however, that references in certain sections of this Agreement to dollar amounts are not intended to be, and will not be deemed to be, illustrative or interpretive for purposes of determining whether a Tahoe Material Adverse Effect has occurred;

“Tahoe Material Contract” means any contract to which Tahoe or any of its subsidiaries is party or by which it or any of its assets, rights or properties are bound, that, if terminated or modified, would have a Tahoe Material Adverse Effect;

“Tahoe Option In-The-Money Amount” means the amount, if any, by which the total Fair Market Value of the Tahoe Shares immediately following the Effective Time that a holder is entitled to acquire on exercise of the Lake Shore Option or the Temex Option at and from the Effective Time exceeds the aggregate exercise price to acquire such Tahoe Shares;

“Tahoe Shareholder Approval” means the approval by the Tahoe Shareholders of the Share Issuance Resolution at the Meeting;

“Tahoe Shareholders” means the holders of Tahoe Shares;

“Tahoe Shares” means the common shares in the authorized share capital of Tahoe;

“Tahoe Subject Securities” has the meaning ascribed thereto in “The Arrangement – Voting Agreements – Tahoe Support Agreements”;

“Tahoe Support Agreements” means the voting and support agreements (including all amendments thereto) between Tahoe, Lake Shore and each of the Tahoe Locked-Up Shareholders, setting forth the terms and conditions upon which they have agreed, among other things, to vote their Tahoe Shares in favour of the Share Issuance Resolution and not dispose of their Tahoe Shares;

“Tahoe Termination Fee” means an amount equal to C$20,000,000;

“Tahoe Termination Fee Event” has the meaning ascribed thereto in “The Arrangement Agreement - Termination and Expense Fees”;

“Tax Act” means the Income Tax Act (Canada) and the regulations made thereunder, as now in effect and as they may be promulgated or amended from time to time;

“Temex” means Temex Resources Corp.;

“Temex Acquisition” means the acquisition by Lake Shore of all of the issued and outstanding shares of Temex completed on September 18, 2015;

“Temex Finder Options” means the outstanding replacement finder options of Lake Shore issued in connection with the Temex Acquisition, which allow the holder to acquire Lake Shore Finder Units, with an expiry date of March 7, 2016;

“Temex Option In-The-Money-Amount” in respect of a Temex Option means the amount, if any, by which the total Fair Market Value of the Lake Shore Shares that a holder is entitled to acquire on exercise of the Temex Option immediately before the Effective Time exceeds the aggregate exercise price to acquire such Lake Shore Shares;

“Temex Option Plan” means the stock option plan of Temex last approved by the shareholders of Temex on September 14, 2015;

“Temex Options” means, at any time, options to acquire Lake Shore Shares granted pursuant to the Temex Option Plan which are, at such time, outstanding and unexercised, whether or not vested;

“Temex Warrants” means the common share purchase warrants of Temex which remain outstanding and which upon exercise are deemed to entitle the holder thereof to receive Lake Shore Shares and which have an expiry date of March 7, 2016;

“Thunder Creek Project” means Lake Shore’s 100% interest in the 54-claim unit package located west of Timmins, Ontario;

“Timmins West Complex” means Lake Shore’s 100% interest in the Timmins West Mine and the Thunder Creek Project, an underground operating gold mine together with the 144 Gap Deposit, located west of Timmins, Ontario;

“TSX” means the Toronto Stock Exchange;

“United States” means the United States of America, its territories and possessions, any State of the United States and the District of Columbia;

“U.S. Exchange Act” means the United States Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder;

“U.S. Person” has the meaning ascribed to it in Rule 902(k) of Regulation S under the U.S. Securities Act;

“U.S. Securities Act” means the United States Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder;

“VIF” has the meaning ascribed thereto in “General Proxy Information – Beneficial Shareholders”;

“Vogel Property” means Lake Shore’s 100% interest in the properties covering approximately 1.6 kilometres located near Bell Creek mine in Timmins, Ontario; and

“Whitney Project” means the Whitney Gold Property comprised of unpatented and patented mining claims held in joint venture by Temex (60%) and Goldcorp Inc., on behalf of the Porcupine Gold Mines Joint Venture (40%), located north of the town of Porcupine and within Timmins, Ontario.

SUMMARY

The following is a summary of certain information contained in this Circular, including its appendices. This summary is not intended to be complete and is qualified in its entirety by the more detailed information contained elsewhere in this Circular, including its appendices. Certain capitalized terms used in this summary are defined in the Glossary of Terms of this Circular. Shareholders are urged to read this Circular and its appendices carefully and in their entirety.

The Meeting

Meeting and Record Date

The Meeting will be held on Thursday, March 31, 2016, at 9:00 a.m. (Vancouver time) at McMillan LLP, 1500 – 1055 West Georgia Street, Vancouver, British Columbia, Canada. The Board of Directors have fixed February 22, 2016 as the record date for determining the Tahoe Shareholders who are entitled to receive notice of and vote at the Meeting.

The Share Issuance Resolution

At the Meeting, Tahoe Shareholders will be asked to consider and, if deemed advisable, to pass the Share Issuance Resolution, a copy of which is attached as Appendix “A” to this Circular. See “The Arrangement – Approvals” for a discussion of the shareholder approval requirements to effect the Arrangement.

Voting at the Meeting

This Circular is being sent to both registered Tahoe Shareholders and Beneficial Shareholders. Only registered Tahoe Shareholders or the persons they appoint as their proxyholders are permitted to vote at the Meeting. Beneficial Shareholders should follow the instructions on the forms they receive from their intermediaries. No other securityholders of the Company are entitled to vote at the Meeting. See “General Proxy Information”.

Background to the Arrangement

The provisions of the Arrangement Agreement are the result of arm’s length negotiations conducted among representatives of Tahoe, Lake Shore, the Lake Shore Special Committee, and their respective legal and financial advisors, as applicable. See “The Arrangement – Background to the Arrangement” for a description of the background to the Arrangement.

Recommendation of the Board of Directors

GMP Securities has provided its opinion that, as of the date given and subject to the assumptions, limitations and qualifications contained therein, the consideration to be paid by Tahoe pursuant to the Arrangement is fair, from a financial point of view, to Tahoe. The full text of the Fairness Opinion can be found at Appendix “C” to this Circular. See “The Arrangement – Fairness Opinion”.

The Board, having taken into account such Fairness Opinion and such other matters it considered relevant, unanimously determined that the consideration to be paid by Tahoe under the Arrangement is fair to Tahoe and that the Arrangement is in the best interests of the Company. Accordingly, the Board of Directors unanimously recommends that Tahoe Shareholders vote FOR the Share Issuance Resolution. Kenneth Williamson and Dr. Klaus Zeitler did not attend the meeting of the Board of Directors held on February 7, 2016 during which the Board of Directors approved the Arrangement. See “The Arrangement – Recommendation of the Board”.

Reasons for the Arrangement

In the course of their evaluation of the Arrangement, the Board of Directors consulted with the Company’s senior management, legal counsel and GMP Securities, and considered a number of factors including, among others, the following:

(a)

A leading Americas based precious metals producer: The combined company will have a strong diversified producing platform anchored by the Escobal Mine in Guatemala, one of the largest and highest grade silver mines globally, and low-cost growing operations in Peru and Ontario;

(b)	Low-cost production: All operations generate free cash flow in the current commodity price environment. In 2016, the combined company is expected to produce:

(i)	18 - 21 million ounces of silver at total cash costs of US$7.50 - US$8.50/oz and all-in sustaining costs of US$10.00 - US$11.00/oz, from Tahoe’s Escobal Mine, and

(ii)

370,000 - 430,000 ounces of gold at total cash costs of US$675 - US$725/oz and all-in sustaining costs of US$950-US$1,000/oz, with (A) 170,000 - 180,000 ounces of gold at estimated maximum total cash costs of US$650/oz and estimated all-in sustaining costs of below US$950 from Lake Shore’s Timmins West Complex and Bell Creek Complex; and (B) 200,000 - 250,000 ounces of gold at total cash costs of US$700-US$750/oz and all-in sustaining costs of US$950-US$1,050/oz from Tahoe’s La Arena Mine and Shahuindo Mine.

Total cash costs and all-in sustaining costs per silver and per gold ounce are not defined under IFRS and as such are non-GAAP financial measures which should not be considered in isolation. For further information regarding the use of these measures, including, in respect of figures related to Tahoe’s mineral properties, quantitative reconciliations from such non-GAAP financial measures to the most directly comparable measure presented in Tahoe’s financial statements, see “Management Information Circular – Non-GAAP Financial Measures” in this Circular;

(c)

Low-risk growth: Growth to be driven by the expansion of the Shahuindo Mine to 36,000 tpd and the advancement of a number of growth initiatives in Timmins, including the ramp up of the 144 Gap Deposit, extending the mine at the Bell Creek Complex to depth, and the potential for a mining operation at the Whitney Project;

(d)

Significant Exploration potential: Excluding producing mines, the combined company’s land package in Peru and Canada will have a total of 5.8 million ounces of Measured and Indicated Mineral Resources of gold and an additional 7.3 million ounces of Inferred Mineral Resources of gold. See “The Arrangement – Reasons for the Arrangement” in this Circular; and

(e)

Strong balance sheet and superior financial performance: Zero net debt, modest capital requirements and strong free cash flow generation from operations provide industry leading financial strength and flexibility.

Selected Tahoe Unaudited Pro Form Consolidated Financial Information

The selected unaudited pro forma consolidated financial information set forth below should be read in conjunction with Tahoe’s unaudited pro forma consolidated financial statements and the accompanying notes thereto attached as Appendix “B” to the Circular. The unaudited pro forma consolidated statement of financial position has been prepared from the September 30, 2015 unaudited interim consolidated statements of financial position of Tahoe and the December 31, 2015 audited consolidated statements of financial position of Lake Shore and gives pro forma effect to the successful completion of the Arrangement as if the transactions occurred on September 30, 2015. The pro forma consolidated statement of operations and total comprehensive income for the year ended December 31, 2014 and the nine month period ended September 30, 2015 have been prepared from the audited consolidated statements of operations and total comprehensive income of Tahoe for the year ended December 31, 2014, the audited consolidated statements of operations and total comprehensive income of Lake Shore for the year ended December 31, 2015 and from the unaudited interim consolidated statements of operations of each of Tahoe and Lake Shore for the nine months ended September 30, 2015, and gives pro forma effect to the successful completion of the Arrangement as if the transactions occurred on January 1, 2014.

The summary unaudited pro forma consolidated financial information is not intended to be indicative of the results that would actually have occurred, or the results expected in future periods, had the events reflected herein occurred on the dates indicated. Actual amounts recorded upon consummation of the Arrangement will differ from the pro forma information presented below. No attempt has been made to calculate or estimate potential synergies between Tahoe and Lake Shore. The unaudited pro forma consolidated financial statement information set forth below is extracted from and should be read in conjunction with the unaudited pro forma consolidated financial statements of Tahoe and the accompanying notes included in Appendix “B” to the Circular.

	Nine months ended	Year ended
Unaudited (in thousands of U.S. dollars)	September 30, 2015	December 31, 2014
Pro Forma Statement of Operations Data:
Revenue	598,962	852,560
Earnings from mine operations	148,694	287,823
Net Income	20,570	133,023
(in U.S. dollars)
Pro Forma Per Tahoe Share Data:
Basic earnings per share	0.08	0.46
Diluted earnings per share	0.08	0.45

Unaudited (in thousands of U.S. dollars)	As at September
30, 2015
Pro Forma Statement of Financial Position Data:
Total current assets	323,922
Total assets	2,930,977
Total current liabilities	224,533
Total liabilities	632,271
Total equity	2,298,706

Fairness Opinion

GMP Securities has provided the Board of Directors its opinion that, subject to the assumptions, limitations and qualifications set forth in the Fairness Opinion, the consideration to be paid by Tahoe under the Arrangement is fair, from a financial point of view, to Tahoe. See “The Arrangement - Fairness Opinion” and the complete text of the Fairness Opinion, which is attached as Appendix “C” to this Circular and which should be read in its entirety.

Particulars of the Arrangement

Lake Shore Shareholders (other than Lake Shore Shareholders who validly exercise their Dissent Rights) will ultimately receive in exchange for each Lake Shore Share the Consideration pursuant to a series of transactions as set out in the Plan of Arrangement, which includes the following steps:

(a)

each outstanding Lake Shore Share (other than Lake Shore Shares held by Dissenting Shareholders) will, be irrevocably assigned and transferred by the holder thereof to Tahoe (free and clear of all Liens) in exchange for 0.1467 of a Tahoe Share for each Lake Shore Share held;

(b)	each outstanding Lake Shore Option will be exchanged for a Replacement Option to purchase Tahoe Shares based upon the Option Exchange Ratio; and

(c)	each outstanding Temex Option will be exchanged for a Replacement Option to purchase Tahoe Shares based upon the Option Exchange Ratio.

The Lake Shore Shares held by Dissenting Shareholders in respect of which Dissent Rights have been validly exercised will be deemed to be transferred to Lake Shore (free and clear of all Liens), without any further act or formality, and such Dissenting Shareholders will cease to have any rights as holders of such Lake Shore Shares other than the right to be paid fair value for such Lake Shore Shares by Lake Shore as set out in the Plan of Arrangement, attached as Schedule A to the Arrangement Agreement, and the Lake Shore Shares so transferred will be cancelled.

The Share Issuance Resolution must be approved by a majority of the Tahoe Shareholders at the Meeting. The Arrangement Resolution must be approved by not less than 662/3% of the votes cast by the Lake Shore Shareholders who vote in respect of the Arrangement Resolution in person or by proxy at the Lake Shore Meeting. In addition, the Arrangement Resolution is required to be approved by a majority of the minority of Lake Shore Shareholders in accordance with MI 61-101. See “The Arrangement – Approvals”.

The Arrangement also requires the approval of the Court. If, among other things, Tahoe Shareholder Approval is obtained at the Meeting and Lake Shore Shareholder Approval is obtained at the Lake Shore Meeting, the Court will hold a hearing regarding the Final Order. The Court will consider, among other things, the fairness and reasonableness of the Arrangement. The Court may approve the Arrangement in any manner the Court may direct, subject to compliance with such terms and conditions, if any, as the Court deems fit.

Completion of the Arrangement is subject to the other terms and conditions specified in the Arrangement Agreement. See “The Arrangement Agreement”.

Expenses and Termination Fees

The Arrangement Agreement requires that the Lake Shore pay the Lake Shore Termination Fee in certain circumstances and that Tahoe pay the Tahoe Termination Fee in certain circumstances. See “The Arrangement Agreement – Termination and Expense Fees”.

Agreements related to the Arrangement

Arrangement Agreement

On February 8, 2016, the Company and Lake Shore entered into the Arrangement Agreement under which the parties agreed, subject to certain terms and conditions, to complete the Arrangement. This Circular contains a summary of certain provisions of the Arrangement Agreement and is qualified in its entirety by the full text of the Arrangement Agreement, a copy of which is available under the Company’s profile on the SEDAR website at www.sedar.com.

Tahoe Support Agreements

Each director and officer of Tahoe, who beneficially owns securities of Tahoe, has entered into Tahoe Support Agreements with Tahoe and Lake Shore pursuant to which they have agreed, among other things, to support the Arrangement and vote their Tahoe Shares in favour of the Share Issuance Resolution. As of March 1 2016, the Tahoe Locked-Up Shareholders (including certain of their respective associates and related parties), collectively, own or exercise control or direction over an aggregate of 5,111,158 Tahoe Shares, representing approximately 2.25% of the voting rights attached to the issued and outstanding Tahoe Shares (on an undiluted basis). See “The Arrangement – Voting Agreements”.

Parties to the Arrangement

The Company

Tahoe is a base and precious metals producer with its head office located in Reno, Nevada and its operations in Guatemala and Peru. Tahoe is focused on becoming the new leading intermediate precious metals producer by building a portfolio of high quality, low cost precious metals assets in the Americas. The Company currently has two producing properties: (i) the Escobal Mine located in southeast Guatemala; and (ii) the La Arena Mine located in northern Peru. In addition, Tahoe has one property that is expected to reach commercial production in the second quarter of 2016, the Shahuindo Mine located in northern Peru.

With the expansion of Tahoe’s mineral property holdings through its acquisition of Rio Alto Mining Limited in April 2015, it has begun the process of creating a diversified, high-growth, low-cost precious metals producer in Guatemala and Peru. The acquisitions have diversified Tahoe from a single asset company to a multi-mine producer and enabled the Company to deliver on its strategy of long-term sustainable expansion through several value-enhancing growth opportunities in the Americas.

Lake Shore

Lake Shore is a Canadian-based gold producer with operations based in the Timmins Gold Camp of Northern Ontario. Lake Shore produces gold from two mines located at the Timmins West Complex and the Bell Creek Complex, with material being delivered for processing to the Bell Creek Mill. In addition to current mining and milling operations, Lake Shore also has a number of highly prospective projects and exploration targets, all located in and around the Timmins West Complex.

Proxy Solicitation Agent

The Company has retained Laurel Hill Advisory Group to solicit proxies. If you have questions, you may contact the proxy solicitation agent, Laurel Hill Advisory Group, by telephone at: 1-877-452-7184 (North American Toll Free) or 416-304-0211 (Collect Outside North America); or by email at: assistance@laurelhill.com.

Risk Factors

Tahoe Shareholders should consider a number of risk factors relating to the Arrangement and the Company in evaluating whether to approve the Share Issuance Resolution. These risk factors are discussed herein and/or in certain sections of documents publicly filed, which sections are incorporated herein by reference. See “Risk Factors”.

GENERAL PROXY INFORMATION

Solicitation of Proxies

The solicitation of proxies will be primarily by mail, but proxies may be solicited personally or by telephone by directors, officers and regular employees of the Company. We have arranged for intermediaries to forward the meeting materials to Beneficial Shareholders of the Tahoe Shares held of record by those intermediaries and we may reimburse the intermediaries for their reasonable fees and disbursements in that regard.

The Company will also be using the services of Laurel Hill to solicit proxies. If you have questions, you may contact the proxy solicitation agent, Laurel Hill, by telephone at: 1-877-452-7184 (North American Toll Free) or 416-304-0211 (Collect Outside North America); or by email at: assistance@laurelhill.com. The cost of solicitation will be borne by the Company. Tahoe expects to pay fees of approximately $44,000 to Laurel Hill for its proxy solicitation service in addition to certain out-of-pockets expenses.

Appointment of Proxyholders

C. Kevin McArthur and Edie Hofmeister, the individuals named in the accompanying form of Proxy, are the Executive Chair and Chief Executive Officer, and Vice President Corporate Affairs and General Counsel, respectively, of the Company. If you are a Tahoe Shareholder entitled to vote at the Meeting, you have the right to appoint a person or company other than either of the persons designated in the Proxy (who is not required to be a Tahoe Shareholder), to attend and act for you on your behalf at the Meeting. You may do so either by inserting the name of that other person in the blank space provided in the Proxy or by completing and delivering another suitable form of proxy.

Voting by Proxyholder

The persons named in the Proxy will vote or withhold from voting the Tahoe Shares represented thereby in accordance with your instructions on any ballot that may be called for at the Meeting. If you specify a choice with respect to any matter to be acted upon, your Tahoe Shares will be voted accordingly. The Proxy confers discretionary authority on the persons named therein with respect to:

(a)	each matter or group of matters identified therein for which a choice is not specified;

(b)	any amendment to or variation of any matter identified therein; and

(c)	any other matter that properly comes before the Meeting.

In respect of a matter for which a choice is not specified in the Proxy, the management appointee acting as a proxyholder will vote in favour of the Share Issuance Resolution. However, under NYSE rules, a broker who has not received specific voting instructions from a Beneficial Shareholder may not vote the Tahoe Shares in its discretion on behalf of such Beneficial Shareholder on “non-routine” proposals, although such Tahoe Shares will be included in determining the presence of a quorum at the Meeting. Thus, such broker “non-votes” will not be considered votes “cast” for purposes of voting on the Shareholder Issuance Resolution.

Registered Tahoe Shareholders

If you are a registered Tahoe Shareholder (a Tahoe Shareholder whose name appears on the records of the Company as the registered holder of Tahoe Shares), you may wish to vote by Proxy whether or not you are able to attend the Meeting in person. Registered Tahoe Shareholders electing to submit a Proxy may do so by:

(a)

completing, dating and signing the Proxy and returning it to the Company’s registrar and transfer agent, Computershare, by fax within North America at 1-866-249-7775, outside North America at 1-416-263-9524, or by mail or hand delivery to 9th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1;

(b)

using a touch-tone phone to transmit voting choices to the toll free number given in the Proxy. Registered Tahoe Shareholders who choose this option must follow the instructions of the voice response system and refer to the enclosed Proxy for the toll free number, the holder’s account number and the Proxy access number; or

(c)

using the internet at Computershare’s website, www.investorvote.com. Registered Tahoe Shareholders must follow the instructions that appear on the screen and refer to the enclosed Proxy for the holder’s account number and the Proxy access number;

in all cases ensuring that the Proxy is received at least two Business Days (excluding Saturdays, Sundays and holidays) before the Meeting or the adjournment thereof at which the Proxy is to be used. The Proxy deadline may be waived or extended by the Chairman of the Meeting, in his sole discretion without notice. Registered Tahoe Shareholders may also vote in person at the Meeting by presenting themselves to a representative of Computershare.

Beneficial Shareholders

The following information is of significant importance to Tahoe Shareholders who do not hold Tahoe Shares in their own name. Beneficial Shareholders should note that the only Proxies that can be recognized and acted upon at the Meeting are those deposited by registered Tahoe Shareholders or as set out in the following disclosure.

If Tahoe Shares are listed in an account statement provided to a Tahoe Shareholder by a broker, then in almost all cases those Tahoe Shares will not be registered in the Tahoe Shareholder’s name on the records of the Company. Such Tahoe Shares will more likely be registered under the names of intermediaries. In Canada, the vast majority of such Tahoe Shares are registered under the name of CDS & Co. (the registration name for The Canadian Depository for Securities Limited, which acts as nominee for many Canadian brokerage firms) and, in the United States, under the name of Cede & Co. as nominee for The Depository Trust Company (which acts as depositary for many U.S. brokerage firms and custodian banks).

Intermediaries are required to seek voting instructions from Beneficial Shareholders in advance of meetings of Tahoe Shareholders. Every intermediary has its own mailing procedures and provides its own return instructions to clients.

The form of proxy or voting instruction form (“VIF”) supplied to you by your broker will be similar to the Proxy provided to registered shareholders by the Company. However, its purpose is limited to instructing the intermediary on how to vote your Tahoe Shares on your behalf. Most brokers delegate responsibility for obtaining instructions from clients to Broadridge in the United States and in Canada. Broadridge mails a VIF in lieu of a Proxy provided by the Company. The VIF will name the same persons as the Company’s Proxy to represent your Tahoe Shares at the Meeting. You have the right to appoint a person (who need not be a Tahoe Shareholder, and who can be yourself), other than any of the persons designated in the VIF, to represent your Tahoe Shares at the Meeting. To exercise this right, insert the name of the desired representative, who may be you, in the blank space provided in the VIF. The completed VIF must then be returned by mail (using the return envelope provided) or by facsimile. Alternatively, Beneficial Shareholders may call a toll-free number or go online to www.proxyvote.com to vote. Broadridge then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of Tahoe Shares to be represented at the Meeting and the appointment of any Tahoe Shareholder’s representative.

Tahoe may utilize Broadridge’s QuickVoteTM system to assist Tahoe Shareholders with voting their Tahoe Shares. Certain Beneficial Shareholders who have not objected to Tahoe knowing who they are (non-objecting beneficial owners) may be contacted by Laurel Hill, which is soliciting proxies on behalf of management of Tahoe, to conveniently obtain a vote directly over the phone. While representatives of Laurel Hill are soliciting proxies on behalf of management of the Company, who, among other matters, are recommending that Tahoe Shareholders vote in favour of the Share Issuance Resolution, Tahoe Shareholders are not required to vote in the manner recommended by management. The QuickVoteTM system is intended to assist Tahoe Shareholders in placing their votes; however, there is no obligation for any Tahoe Shareholder to vote using the QuickVoteTM system, and Tahoe Shareholders may vote (or change or revoke their votes) at any other time and in any other applicable manner described in this Circular. Any voting instructions provided by a Tahoe Shareholder will be recorded and such Tahoe Shareholder will receive a letter from Broadridge (on behalf of the Tahoe Shareholder’s intermediary) as confirmation that his, her or its voting instructions have been accepted.

If you receive a VIF, it must be completed and returned, in accordance with instructions provided on the VIF, well in advance of the Meeting in order to have your Tahoe Shares voted or to have an alternate representative duly appointed to attend and vote your Tahoe Shares at the Meeting

Revocation of Proxies

Only registered Tahoe Shareholders have the right to revoke a proxy. In addition to revocation in any other manner permitted by law, a registered Tahoe Shareholder who has given a Proxy may revoke it:

(a)

by executing a Proxy bearing a later date or by executing a valid notice of revocation, either of the foregoing to be executed by the registered Tahoe Shareholder or the registered Tahoe Shareholder’s authorized attorney in writing, or, if the Tahoe Shareholder is a corporation, under its corporate seal by an officer or attorney duly authorized, and by delivering the Proxy bearing a later date to Computershare, or to the Company at the address of the registered office of the Company at Suite 1500, 1055 West Georgia Street, Vancouver, British Columbia, V6E 4N7, at any time up to and including the last Business Day before the day of the Meeting or, if the Meeting is adjourned, the last Business Day before any reconvening thereof, or to the Chairman of the Meeting at the Meeting or any reconvening thereof, or in any other manner provided by law; or

(b)	by personally attending the Meeting and voting his, her or its Tahoe Shares.

Beneficial Shareholders who wish to change their vote must in sufficient time in advance of the Meeting, arrange for their respective intermediaries to change their vote and if necessary revoke the Proxy on their behalf.

A revocation of a Proxy will not affect a matter on which a vote is taken before the revocation.

RECORD DATE AND VOTING SECURITIES

Record Date

The Board of Directors has fixed February 22, 2016 as the Record Date for the determination of persons entitled to receive notice of the Meeting. Only Tahoe Shareholders of record at the close of business on the Record Date who either: (i) attend the Meeting personally; (ii) complete, sign and deliver a Proxy in the manner and subject to the provisions described above; or (iii) vote in one of the manners provided for in the VIF, will be entitled to vote or to have their Tahoe Shares voted at the Meeting.

Voting Securities

Tahoe’s authorized share capital consists of an unlimited number of Tahoe Shares without par value. The Tahoe Shares are listed for trading on the TSX under the symbol “THO” and on the NYSE under the symbol “TAHO”. As of February 22, 2016, there were 227,487,434 Tahoe Shares issued and outstanding. Tahoe Shareholders are entitled to one vote per Tahoe Share at meetings of Tahoe Shareholders.

To the knowledge of the directors and executive officers of the Company as of the date of this Circular, there was no Person that beneficially owned, directly or indirectly, or exercised control or direction over, Tahoe Shares carrying more than 10% of the voting rights attached to all outstanding Tahoe Shares, except as shown in the table below.

Name	Number of Tahoe Shares Beneficially Owned, Controlled or Directed	Percentage of Outstanding Tahoe Shares(1)
BlackRock Inc. (for and on behalf of its investment advisory subsidiaries)	38,601,320(2)	16.97%
FMR LLC (for and on behalf of its investment advisory subsidiaries)(3)	23,359,381(4)	10.27%

Notes:

(1)	Assumes 227,487,434 Tahoe Shares issued and outstanding.
(2)	Tahoe has relied on a Schedule 13G/A filed with the U.S. Securities and Exchange Commission on January 8, 2016.
(3)

FMR LLC may include Fidelity Management & Research Company, FMR Co., Inc., Fidelity Management Trust Company, FIAM LLC, Fidelity Institutional Asset Management Trust Company, Strategic Advisers, Inc., FIL Limited and certain of its affiliates, Crosby Advisors LLC and Fidelity SelectCo, LLC.

(4)	Tahoe has relied on an Alternative Monthly Report filed on SEDAR on January 11, 2016.

INFORMATION CONCERNING THE MEETING

As set out in the Notice of Meeting, at the Meeting, Tahoe Shareholders will be asked to consider and vote on the Share Issuance Resolution.

Tahoe Shareholder Approval is required in connection with the Arrangement by the rules and regulations of the NYSE and the TSX. In connection with the Arrangement, Tahoe expects to issue 69,905,727 Tahoe Shares, which is equal to approximately 30.7% of the non-diluted Tahoe Shares outstanding immediately prior to the date of this Circular. Pursuant to the listing rules of both the TSX and the NYSE, a listed company is generally required to obtain shareholder approval in connection with an acquisition transaction where the number of securities issued or issuable in payment of the purchase price for the acquisition exceeds 25% (in the case of the TSX) and 20% (in the case of the NYSE) of the number of securities of the listed issuer which are outstanding, on a non-diluted basis, prior to the date of closing of the transaction. In order for the Arrangement to be completed, Tahoe Shareholders must approve the Share Issuance Resolution.

The number of Tahoe Shares expected to be issued in connection with the Arrangement and as indicated above is based on the number of Lake Shore Shares and Continuing Employee Share Entitlements outstanding as at March 1, 2016, and the Tahoe Shares to be issued to GMP Securities and Canaccord in connection with their engagement as financial advisors, and assuming that: (i) all of the Lake Shore Shares outstanding as at March 1, 2016 are acquired upon completion of the Arrangement; (ii) all of the Temex Warrants and Temex Finder Options (including the underlying warrants) are exercised prior to their expiry date of March 7, 2016; (iii) all holders of Lake Shore Options elect to receive Replacement Options based on the Option Exchange Ratio rather than exercise their Lake Shore Options in advance of the successful completion of the Arrangement; (iv) all holders of Temex Options elect to receive Replacement Options based on the Option Exchange Ratio rather than exercise their Temex Options in advance of the successful completion of the Arrangement; and (v) no Lake Shore Convertible Debentures are converted into Lake Shore Shares in advance of the successful completion of the Arrangement.

In addition, an aggregate of approximately 13,613,945 additional Tahoe Shares will be reserved for issuance and are or would be issuable as a result of the Plan of Arrangement as follows: (i) 2,662,057 Tahoe Shares would be issuable in the event that all of the Replacement Options to be granted pursuant to the Plan of Arrangement are exercised prior to the expiry date of such Replacement Options; (ii) 10,834,528 Tahoe Shares would be issuable in the event that all of the Lake Shore Convertible Debentures are converted into Tahoe Shares prior to their maturity; and (iii) 117,360 Tahoe Shares are issuable in connection with other share issuance obligations of Lake Shore which are being assumed by Tahoe in connection with the Arrangement.

The total number of Tahoe Shares to be issued and which are issuable pursuant to the Plan of Arrangement, being approximately 83,519,672 Tahoe Shares, is equal to approximately 36.7% of the non-diluted Tahoe Shares outstanding immediately prior to the date of this Circular.

None of the directors or executive officers of Tahoe beneficially own, directly or indirectly, any Lake Shore Shares. To the knowledge of the Company, after reasonable inquiry, BlackRock Inc. and FMR LLC, beneficially own, directly or indirectly, an aggregate of 6,913,577 Lake Shore Shares, equal to an aggregate of 1,014,221 Tahoe Shares issuable in connection with the completion of the Arrangement (approximately 0.45% of the non-diluted Tahoe Shares outstanding immediately prior to the date of this Circular).

Based on the issued and outstanding securities of each of Tahoe and Lake Shore as at March 1, 2016, following the successful completion of the Arrangement, existing Tahoe Shareholders and Lake Shore Shareholders will own approximately 77% and 23% of the outstanding Tahoe Shares, respectively, before giving effect to any dilutive securities (approximately 73% and 27%, respectively, on a fully diluted in-the-money basis). In order for the Arrangement to be completed, the Share Issuance Resolution must be approved by a simple majority (50% plus one vote) of votes cast at the Meeting by Tahoe Shareholders, present in person or by proxy.

THE ARRANGEMENT

General

This section provides material information about the acquisition of Lake Shore and other information regarding the Arrangement.

Both the Board and the Lake Shore Board have approved the Arrangement Agreement. The Arrangement Agreement and the Plan of Arrangement provide that Tahoe will acquire all of the outstanding Lake Shore Shares subject to, among other things:

•	approval of the Share Issuance Resolution by Tahoe Shareholders;

•	approval of the Arrangement Resolution by Lake Shore Shareholders;

•	approval of the Arrangement by the Court; and

•	receipt of Competition Act Approval.

Pursuant to the Arrangement, Lake Shore will become a wholly-owned subsidiary of Tahoe. On consummation of the Arrangement: (i) Tahoe will acquire each outstanding Lake Shore Share in exchange for 0.1467 of a Tahoe Share; (ii) each outstanding Lake Shore Option will be exchanged for a Replacement Option; and (iii) each outstanding Temex Option will be exchanged for a Replacement Option.

Registered Lake Shore Shareholders who properly exercise their Dissent Rights will be entitled to be paid the fair value of their Lake Shore Shares. Neither beneficial Lake Shore Shareholders nor Lake Shore Optionholders are entitled to Dissent Rights. Dissenters’ appraisal rights are not available to Tahoe Shareholders in connection with the Arrangement. See the section of the Circular entitled “The Arrangement - Dissenting Shareholder Rights”.

If permitted by applicable Laws, Tahoe intends to delist the Lake Shore Shares from the TSX and NYSE MKT. Tahoe has agreed to use reasonable commercial efforts to arrange for the Lake Shore Convertible Debentures to continue to be listed on the TSX under Lake Shore’s trading symbol.

In connection with the continued listing of the Lake Shore Convertible Debentures, it is anticipated that Lake Shore will continue to be a reporting issuer under the Securities Laws of each of the provinces of Canada in which it is a reporting issuer. Tahoe and Lake Shore have applied to certain provincial securities regulatory authorities in Canada for an order, effective after the completion of the Arrangement, relieving Lake Shore from compliance with certain continuous disclosure, certification and insider reporting requirements of applicable Securities Laws, and such relief, if granted, will be subject to certain conditions.

Each Lake Shore Convertible Debenture will continue to be governed by and be subject to the terms of the applicable Lake Shore Debenture Indenture. In the Arrangement Agreement, Tahoe has agreed to issue Tahoe Shares to any holders of Lake Shore Convertible Debentures upon the conversion of Lake Shore Convertible Debentures to settle such conversion and, in connection therewith, Tahoe and Lake Shore intend to enter into the Supplemental Indenture as soon as practicable following the Effective Date.

In addition, it is anticipated that Tahoe will cause Lake Shore to file a Form 15 with the SEC pursuant to U.S. Exchange Act Rule 12g-4 to terminate registration of Lake Shore’s Shares under section 12 of the U.S. Exchange Act.

When the Arrangement Becomes Effective

Under the CBCA, the Court must approve the Plan of Arrangement. If, among other things, Tahoe Shareholder Approval is obtained at the Meeting and Lake Shore Shareholder Approval is obtained at the Lake Shore Meeting, the Court will hold a hearing regarding the Final Order. The Court will consider, among other things, the fairness and reasonableness of the Arrangement. The Court may approve the Arrangement in any manner the Court may direct, subject to compliance with such terms and conditions, if any, as the Court deems fit. After obtaining the Final Order and upon satisfaction of all conditions precedent to the completion of the Arrangement, Lake Shore will file the Articles of Arrangement with the Director on or prior to the Effective Date, giving effect to the Plan of Arrangement.

Plan of Arrangement

The following description is qualified in its entirety by reference to the full text of the Plan of Arrangement, which is attached to the Arrangement Agreement as Schedule A. A copy of the Arrangement Agreement is available on Tahoe’s profile on the SEDAR website at www.sedar.com.

Pursuant to the terms of the Plan of Arrangement, Lake Shore will file the Articles of Arrangement giving effect to the Plan of Arrangement and at the Effective Time, except as otherwise noted herein, the following will occur and will be deemed to occur sequentially, in the following order, without any further act or formality required on the part of any person, at the Effective Time.

(a)

each Lake Shore Share held by a Dissenting Shareholder will be deemed to be transferred by the holder thereof, without any further act or formality on its part, free and clear of all Liens, to Lake Shore and Lake Shore will thereupon be obliged to pay the amount therefor determined and payable in accordance with the Plan of Arrangement, and the name of such Dissenting Shareholder will be removed from the central securities register of Lake Shore as a holder of Lake Shore Shares and the Lake Shore Shares so transferred will be cancelled;

(b)

each issued Lake Shore Share held by a former Lake Shore Shareholder (other than a Dissenting Shareholder or Tahoe or any subsidiary of Tahoe) will be transferred to Tahoe (free and clear of any Liens) and in consideration therefor Tahoe will issue Tahoe Shares on the basis of 0.1467 of a fully paid and non-assessable Tahoe Share for each Lake Shore Share;

(c)	at the same time as the steps in paragraphs (a) and (b) above, with respect to each Lake Shore Share,

(i)

the holders of such Lake Shore Shares will cease to be the holders thereof and to have any rights as holders of such Lake Shore Shares and the name of the holder thereof will be removed from the central securities register of Lake Shore with respect to Lake Shore Shares;

(ii)

legal and beneficial title to such Lake Shore Share (other than a Lake Shore Share transferred to Lake Shore by a Dissenting Shareholder) will vest in Tahoe and Tahoe will be and be deemed to be the transferee and legal and beneficial owner of such Lake Shore Share (free and clear of any Liens) and will be entered in the central securities register of Lake Shore as the sole holder thereof; and

(iii)	legal and beneficial title to the Lake Shore Shares held by a Dissenting Shareholder will be transferred to Lake Shore and the Lake Shore Shares so transferred will be cancelled.

(d)

each Lake Shore Option, to the extent it has not been exercised as of the Effective Date, will be exchanged by the holder thereof, without any further act or formality and free and clear of all Liens, for a Replacement Option to purchase a number of Tahoe Shares equal to the product of the Option Exchange Ratio multiplied by the number of Lake Shore Shares issuable on exercise of such Lake Shore Option immediately prior to the Effective Time for an exercise price per Tahoe Share equal to the exercise price per share of such Lake Shore Option immediately prior to the Effective Time divided by the Option Exchange Ratio and rounded up to the nearest whole cent (provided that, if the foregoing calculation results in a Replacement Option being exercisable for a fraction of a Tahoe Share, then the number of Tahoe Shares subject to such Replacement Option will be rounded down to the next whole number of Tahoe Shares) and the Lake Shore Options will thereupon be cancelled. The term of expiry, conditions to and manner of exercise and other terms and conditions of the Replacement Option will be the same as the terms and conditions of the Lake Shore Options for which it is exchanged except that such Replacement Option will be governed by the terms and conditions of the Tahoe Incentive Plans and, in the event of any inconsistency or conflict the Tahoe Incentive Plans will govern. Any document previously evidencing the Lake Shore Option will thereafter evidence and be deemed to evidence such Replacement Option and no certificates evidencing the Replacement Option will be issued;

If the adjustment to the Lake Shore Options contemplated by this paragraph results in a disposition of Lake Shore Options for options to acquire Tahoe Shares or “new” Lake Shore Options, it is intended that the provisions of subsection 7(1.4) of the Tax Act apply to any such disposition. In the event that the Tahoe Option In-The-Money Amount exceeds the Lake Shore Option In-The- Money Amount in respect of the Lake Shore Option exchanged in accordance with the provisions of the Plan of Arrangement, the number of Tahoe Shares which may be acquired on exercise of the Lake Shore Option at and after the Effective Time will be adjusted accordingly with effect at and from the Effective Time to ensure that the Tahoe Option In-The-Money Amount does not exceed the Lake Shore Option In-The-Money Amount; and

(e)

each Temex Option to the extent it has not been exercised as of the Effective Date, will be exchanged by the holder thereof, without any further act or formality and free and clear of all Liens, for a Replacement Option to purchase a number of Tahoe Shares equal to the product of the Option Exchange Ratio multiplied by the number of Lake Shore Shares issuable on exercise of such Temex Option immediately prior to the Effective Time for an exercise price per Tahoe Share equal to the exercise price per share of such Temex Option immediately prior to the Effective Time divided by the Option Exchange Ratio and rounded up to the nearest whole cent ( provided that, if the foregoing calculation results in a Replacement Option being exercisable for a fraction of a Tahoe Share, then the number of Tahoe Shares subject to such Replacement Option will be rounded down to the next whole number of Tahoe Shares) and the Temex Options will thereupon be cancelled. The term of expiry, conditions to and manner of exercise and other terms and conditions of the Replacement Option will be the same as the terms and conditions of the Temex Option for which it is exchanged except that such Replacement Option will be governed by the terms and conditions of the Tahoe Incentive Plans and, in the event of any inconsistency or conflict the Tahoe Incentive Plans will govern. Any document previously evidencing the Temex Option will thereafter evidence and be deemed to evidence such Replacement Option and no certificates evidencing the Replacement Option will be issued.

If the adjustment to the Temex Options contemplated by this paragraph results in a disposition of Temex Options for options to acquire Tahoe Shares or “new” Temex Options, it is intended that the provisions of subsection 7(1.4) of the Tax Act apply to any such disposition. In the event that the Tahoe Option In-The-Money Amount exceeds the Temex Option In-The-Money Amount in respect of the Temex Option exchanged in accordance with the provisions of the Plan of Arrangement, the number of Tahoe Shares which may be acquired on exercise of the Temex Option at and after the Effective Time will be adjusted accordingly with effect at and from the Effective Time to ensure that the Tahoe Option In-The-Money Amount does not exceed the Temex Option In-The-Money Amount.

Following the receipt of the Final Order and prior to the Effective Date, Tahoe will deliver or arrange to be delivered to the Depositary the Consideration, including certificates (or electronic deposit) representing the Consideration Shares required to be issued to former Lake Shore Shareholders in accordance with the provisions of the Plan of Arrangement, which Consideration Shares will be held by the Depositary as agent and nominee for such former Lake Shore Shareholders for distribution to such former Lake Shore Shareholders in accordance with the provisions of Plan of Arrangement.

Following the successful completion of the Arrangement, Lake Shore will be a wholly-owned subsidiary of Tahoe. Based on the issued and outstanding securities of each of Tahoe and Lake Shore as at March 1, 2016, upon completion of the Arrangement, existing Tahoe Shareholders and Lake Shore Shareholders will own approximately 77% and 23% of the outstanding Tahoe Shares, respectively, before giving effect to any dilutive securities (approximately 73% and 27%, respectively, on a fully diluted in-the-money basis).

Fractional Shares

Following the Effective Time, if the aggregate number of Tahoe Shares to which a Lake Shore Shareholder would otherwise be entitled would include a fractional share, then the number of Tahoe Shares that such former Lake Shore Shareholder is entitled to receive will be rounded down to the next whole number and no former Lake Shore Shareholder will be entitled to any compensation in respect of such fractional Tahoe Share.

Lake Shore Convertible Debentures

Each Lake Shore Convertible Debenture will continue to be governed by and be subject to the terms of the Lake Shore Debenture Indenture. In the Arrangement Agreement, Tahoe has agreed to issue Tahoe Shares to any holders of Lake Shore Convertible Debentures upon the conversion of Lake Shore Convertible Debentures to settle such conversion and, in connection therewith, Tahoe and Lake Shore intend to enter into the Supplemental Indenture as soon as practicable following the Effective Date.

After the Effective Time, in accordance with the terms of the Lake Shore Debenture Indenture and the Supplemental Indenture, each holder of a Lake Shore Convertible Debenture will be entitled to receive (and such holder will accept) upon the conversion of such holder’s Lake Shore Convertible Debenture, in lieu of Lake Shore Shares to which such holder was entitled upon such conversion and for the same aggregate consideration payable therefor, the number of Tahoe Shares which the holder would have been entitled to receive as a result of the transactions contemplated by the Plan of Arrangement if, immediately prior to the Effective Time, such holder had been the registered holder of the number of Lake Shore Shares to which such holder would have been entitled if such holder had converted such holder’s Lake Shore Convertible Debenture immediately prior to the Effective Time.

Tahoe has agreed to use reasonable commercial efforts to arrange for the Lake Shore Convertible Debentures to continue to be listed on the TSX under Lake Shore’s trading symbol. In connection with the continued listing of the Lake Shore Convertible Debentures, it is anticipated that Lake Shore will continue to be a reporting issuer under the Securities Laws of each of the provinces of Canada in which it is a reporting issuer. Tahoe and Lake Shore have applied to certain provincial securities regulatory authorities in Canada for an order, effective after the completion of the Arrangement, relieving Lake Shore from compliance with certain continuous disclosure, certification and insider reporting requirements of applicable Securities Laws, and such relief, if granted, will be subject to certain conditions.

Tahoe Shares issuable upon conversion of any Lake Shore Convertible Debentures after the Effective Time have not been registered under the U.S. Securities Act or the securities laws of any state of the United States, and will only be issued if an exemption or exclusion is available from the U.S. federal and state registration requirements. Tahoe Shares resulting from the conversion of Lake Shore Convertible Debentures that are outstanding as “restricted securities” (within the meaning assigned that term in Rule 144(a)(3) under the U.S. Securities Act) will be issued as “restricted securities.”

Following the Effective Time, a change of control offer will be made for the Lake Shore Convertible Debentures in accordance with the Lake Shore Debenture Indenture. During the 30 day period following the Effective Date, holders of Lake Shore Convertible Debentures will receive notice (the “Debenture Change of Control Notice”) stating that a change of control has occurred along with an offer to purchase the Lake Shore Convertible Debentures at 100% of the principal amount plus accrued and unpaid interest on the date that is 30 business days following delivery of the Debenture Change of Control Notice.

Arrangement Consideration

Tahoe will, following receipt by Lake Shore of the Final Order and all applicable Regulatory Approvals, and prior to the filing by Lake Shore of the Articles of Arrangement, deposit in escrow with the Depositary sufficient Tahoe Shares to satisfy the aggregate Consideration issuable or payable pursuant to the Plan of Arrangement (other than payments to Lake Shore Shareholders exercising Dissent Rights and who have not withdrawn their notice of objection).

Pursuant to the Plan of Arrangement, Lake Shore Shareholders will receive 0.1467 of a Tahoe Share for each Lake Shore Share. The issuance of the Consideration Shares to Lake Shore Shareholders requires Tahoe Shareholder Approval. Lake Shore Shareholders will not be entitled to fractional Tahoe Shares in connection with the Arrangement. See “The Arrangement - Fractional Shares”.

Stock Exchange Listings

The Lake Shore Shares are listed on the TSX and the NYSE MKT, trading under the symbol “LSG”. The Lake Shore Convertible Debentures are listed on the TSX under the symbols “LSG.DB”. Tahoe will apply for conditional approval of the TSX and NYSE in respect of the Share Issuance Resolution and related transactions, which conditional approval will be subject to satisfaction of customary listing conditions and notice of issuance.

If permitted by applicable Laws, Tahoe intends to delist the Lake Shore Shares from the TSX and NYSE MKT. Tahoe has agreed to use reasonable commercial efforts to arrange for the Lake Shore Convertible Debentures to continue to be listed on the TSX under Lake Shore’s trading symbol.

The Tahoe Shares are listed on the TSX under the symbol “THO” and on the NYSE under the symbol “TAHO”. The obligation of Tahoe and Lake Shore to complete the Arrangement is subject to, among other matters, the TSX and NYSE approving the listing and posting for trading on the TSX and NYSE of the Consideration Shares, Option Shares, Continuing Employee Share Entitlements and Convertible Debentures Shares, subject only in each case to the satisfaction of the customary listing conditions of the TSX or NYSE, as the case may be.

Background to the Arrangement

The provisions of the Arrangement Agreement are the result of arm’s length negotiations conducted among representatives of Tahoe, Lake Shore, the Lake Shore Special Committee, and their respective legal and financial advisors, as applicable. The following is a summary of the principal events, meetings, negotiations, discussions and actions among the parties leading up to the execution and public announcement of the Arrangement Agreement.

Tahoe’s senior management team regularly considers strategic opportunities, including potential corporate and asset transactions. Items of the highest priority are discussed with the Board in regularly scheduled Board sessions. Prior to the consideration of the proposed Arrangement described in the Circular, Tahoe’s management team and Board had, from time to time, considered strategic alternatives to enhance shareholder value. Several of these opportunities involved the execution of confidentiality agreements.

In June 2015, Kevin McArthur, Executive Chair of the Company, approached Anthony Makuch, the President and Chief Executive Officer of Lake Shore, regarding his willingness to consider a business combination of Lake Shore and Tahoe. Management of both companies expressed an interest in reviewing further financial and technical analysis of the potential business combination.

In late June 2015, Mr. McArthur and the Company’s President and Chief Operating Officer, Ron Clayton, spoke to Mr. Makuch in general terms about a potential business combination.

The parties entered into the Confidentiality Agreement on July 6, 2015 relating to the provision by Lake Shore to Tahoe of information to Tahoe to commence its preliminary due diligence review. Following execution of the Confidentiality Agreement, Lake Shore provided Tahoe management with access to an electronic data room containing confidential non-public information, as well as access to key management personnel. Management of Tahoe then commenced their technical and financial due diligence of Lake Shore and its assets.

On July 13, 2015, Canaccord met with key management personnel at Tahoe and provided a preliminary analysis of the prospective business combination based on publicly available information.

In late July 2015, representatives of Tahoe management traveled to Timmins, Ontario for site visits of the Timmins West Complex and the Bell Creek Complex sites and held discussions with Lake Shore personnel on mine operation, geologic and mineral reserves modeling and related matters. Following those visits, additional technical data was requested by and provided to Tahoe.

Through the fall of 2015, Tahoe and Lake Shore continued to provide and analyze financial and technical data and evaluate the prospects of a business combination. On November 30, 2015, Mr. McArthur met with Mr. Makuch in Toronto to further discuss the possibility of a business combination. The parties discussed a preliminary schedule which involved meeting in early February 2016 in Toronto to negotiate the terms of the business combination, subject to the absence of significant concerns arising from the parties’ due diligence activities.

In early December 2015, Mr. McArthur and Mr. Clayton met with representatives of GMP Securities to further discuss the merits of a potential business combination, the initial results of due diligence review, and review an initial analysis provided by GMP Securities. Tahoe decided to continue advancing discussions with respect to a potential transaction and requested that GMP Securities continue to prepare financial analyses of the business combination based on the continued due diligence information.

During December 2015, Tahoe’s key management personnel met internally to discuss the due diligence review and related reports, in advance of preparing materials for review by the Board.

During December 2015, members of management of Tahoe and Lake Shore engaged in discussions regarding their respective company performance, engagement of financial advisors for a business combination, additional due diligence requests and a preliminary schedule for a proposed transaction. Tahoe advised Lake Shore that any decisions with regards to proceeding with a potential business combination would not be forthcoming until the new year.

In late December, Canaccord met with Tahoe’s key management personnel in Reno to further discuss a business combination and terms of an engagement agreement.

During early and mid-January 2016, representatives of Tahoe and representatives of Lake Shore engaged in discussions regarding, among other things, additional due diligence requests, a potential visit by Tahoe personnel to Toronto and a timeline for the proposed business combination.

On January 5, 2016, Tahoe retained GMP Securities to act as its financial advisor in respect of the Arrangement. On January 12 and 13, 2016, representatives of GMP Securities met with Tahoe management in Reno for the purposes of refining economic models of each company and testing the combination of the two companies, including a review of possible combination at a variety of share exchange ratios.

On January 19, 2016, Mr. McArthur and Mr. Makuch discussed via telephone a range of possible terms for a business combination, a prospective schedule for a proposed transaction and due diligence matters.

At a meeting of the Board on January 22, 2016, Tahoe’s management presented an executive summary regarding the potential viability of a business combination. At that meeting, GMP Securities provided its financial analysis regarding a business combination based on a range of possible share exchange ratios. Also on that day, Mr. McArthur and Mr. Makuch agreed on a tentative schedule to meet in Toronto in early February for the purposes of discussing the possibility of merging the two companies and negotiating the business, financial and legal terms of the business combination, including the specific terms of the Arrangement Agreement.

In late January 2016, representatives of Tahoe management visited Lake Shore’s offices in Toronto to discuss, among other things, financial and legal due diligence matters and the timing of a potential transaction.

Also in late January 2016, Tahoe instructed its external legal counsel, McMillan LLP, to commence preparation of the Arrangement Agreement. The key terms of the proposed transaction, including price, had not yet been agreed to, and as a result the agreement was prepared in an initial form for the purposes of supporting further discussions on the terms of a proposed transaction. On February 1, 2016, McMillan LLP provided an initial draft of the Arrangement Agreement to Lake Shore’s external counsel, Cassels Brock & Blackwell LLP, which proposed that a business combination be effected by way of a statutory plan of arrangement pursuant to Section 192 of the CBCA. The initial draft of the Arrangement Agreement did not include any financial terms, nor had any business, financial or legal terms been agreed to by the parties as of this date.

On February 2, 2016, representatives of Lake Shore, together with Lake Shore’s financial advisor, visited Tahoe’s offices in Reno for a technical review of Tahoe.

Between February 3-5, 2016, Mr. Makuch and other representatives of Lake Shore visited the Escobal Mine and the offices of Tahoe’s subsidiary Minera San Rafael S.A. in Guatemala. Over the course of the visit, meetings were held between the technical teams of Lake Shore and Tahoe and key onsite personnel.

As a result of observed trading activity, on February 5, 2016 the Investment Industry Regulatory Organization of Canada (“IIROC”) halted trading in Lake Shore Shares. On February 5th after consultation with Tahoe, and at the request of IIROC, Lake Shore issued a news release and trading subsequently resumed. At the time of dissemination of Lake Shore’s press release, the parties had not agreed on financial terms for the proposed transaction, and no negotiations between the parties on the financial or business terms had occurred since the initial circulation of the draft Arrangement Agreement. Following the close of trading on February 5, 2016, representatives of Tahoe informed representatives of Lake Shore that Tahoe would need to consider whether it wished to proceed with the discussions and negotiations which were expected to commence on February 9, 2016 in Toronto, or whether any further discussions would be placed on hold.

On February 6, 2016, Mr. McArthur and Alan Moon, Chair of Lake Shore’s Special Committee and Chair of the Lake Shore Board, engaged in negotiations with respect to the relative valuation of the companies and the financial terms upon which the transaction could be completed. Mr. McArthur and Mr. Moon agreed the parties would continue to work in good faith with one another to negotiate and finalize remaining terms with the goal of announcing the Arrangement prior to market open on February 8, 2016.The companies instructed their external counsel, McMillan LLP on behalf of Tahoe, and Cassels Brock & Blackwell LLP, on behalf of Lake Shore, to engage in negotiations regarding the terms of the Arrangement Agreement, and such negotiations, together with representatives of Tahoe and Lake Shore and their respective financial advisors, took place throughout the weekend of February 6th and 7th. Late in the evening on February 6, 2016, Mr. McArthur and Mr. Moon reached an agreement on the key terms of the Arrangement, including the exchange ratio of 0.1467 Tahoe Shares for each Lake Shore Share.

On February 6, 2016, Mr. McArthur negotiated the terms of an engagement agreement with Canaccord and on February 7, 2016, Tahoe formally engaged Canaccord as co-financial advisor for the business transaction.

On February 7, 2016, the Board met to consider the Arrangement. Following presentations by Mr. McArthur on behalf of Tahoe management, GMP Securities and McMillan LLP, and after full consideration of the relevant factors, including an oral fairness opinion from GMP Securities and those other factors set forth under the heading “The Arrangement – Reasons for the Arrangement” below, the Board (i) unanimously resolved to approve the entering into of the Arrangement Agreement, (ii) determined that it is in the best interest of Tahoe for the Arrangement to be consummated and for the Board to support the Arrangement, and (iii) recommended that Tahoe Shareholders vote their Tahoe Shares in favour of the Share Issuance Resolution. Kenneth Williamson and Dr. Klaus Zeitler did not participate in this meeting of the Board.

The Arrangement Agreement was executed by both parties on the morning of February 8, 2016 and the terms of the business combination were subsequently announced in a joint press release issued by Tahoe and Lake Shore prior to the commencement of trading that morning.

Recommendation of the Board

AFTER CAREFUL CONSIDERATION OF THE ARRANGEMENT, THE BOARD UNANIMOUSLY RECOMMENDS THAT TAHOE SHAREHOLDERS VOTE IN FAVOUR OF THE SHARE ISSUANCE RESOLUTION. Kenneth Williamson and Dr. Klaus Zeitler did not attend the meeting of the Board of Directors held on February 7, 2016 during which the Board of Directors approved the Arrangement.

Reasons for the Arrangement

In reaching its conclusion to approve the Arrangement Agreement and to recommend that Tahoe Shareholders vote in favour of the Share Issuance Resolution, the Board considered, among other things, the following factors:

(a)

A leading Americas based precious metals producer: The combined company will have a strong diversified producing platform anchored by the Escobal Mine in Guatemala, one of the largest and highest grade silver mines globally, and low-cost growing operations in Peru and Ontario;

(b)	Low-cost production: All operations generate free cash flow in the current commodity price environment. In 2016, the combined company is expected to produce:

(i)	18 - 21 million ounces of silver at total cash costs of US$7.50 - US$8.50/oz and all-in sustaining costs of US$10.00 - US$11.00/oz, from Tahoe’s Escobal Mine, and

(ii)

370,000 - 430,000 ounces of gold at total cash costs of US$675 - US$725/oz and all-in sustaining costs of US$950-US$1,000/oz, with (A) 170,000 - 180,000 ounces of gold at estimated maximum total cash costs of US$650/oz and estimated all-in sustaining costs of below US$950 from Lake Shore’s Timmins West Complex and Bell Creek Complex; and (B) 200,000 - 250,000 ounces of gold at total cash costs of US$700-US$750/oz and all-in sustaining costs of US$950-US$1,050/oz from Tahoe’s La Arena Mine and Shahuindo Mine.

Total cash costs and all-in sustaining costs per silver and per gold ounce are not defined under IFRS and as such are non-GAAP financial measures which should not be considered in isolation. For further information regarding the use of these measures, including, in respect of figures related to Tahoe’s mineral properties, quantitative reconciliations from such non-GAAP financial measures to the most directly comparable measure presented in Tahoe’s financial statements, see “Management Information Circular – Non-GAAP Financial Measures” in this Circular;

(c)

Low-risk growth: Growth to be driven by the expansion of the Shahuindo Mine to 36,000 tpd and the advancement of a number of growth initiatives in Timmins, including the ramp up of the 144 Gap Deposit, extending the mine at the Bell Creek Complex to depth, and the potential for a mining operation at the Whitney Project;

(d)

Significant exploration potential: Excluding producing mines, the combined company’s land package in Peru and Canada will have a total of 5.8 million ounces of Measured and Indicated Mineral Resources of gold, which is comprised of Measured and Indicated Mineral Resources of gold from the copper-gold sulphide project within the La Arena Mine, the 144 Gap Deposit, the Whitney Project, the Gold River Project, the Marlhill Property, the Fenn-Gib Project, the Juby Project and the Vogel Property.

The combined company’s land package in Peru and Canada will also have a total of 7.3 million ounces of Inferred Mineral Resources of gold, which is comprised of Inferred Mineral Resources of gold from sulphide gold at the Shahuindo Mine, the 144 Gap Deposit, the Whitney Project, the Gold River Project, the Fenn-Gib Project, the Juby Project, the Vogel Property, and copper-gold sulphide project within the La Arena Mine.

For a breakdown of figures for each such exploration property, including gold grades, see “Mineral Resource Figures for the Combined Company’s Exploration Properties”; and

(e)

Strong balance sheet and superior financial performance: Zero net debt, modest capital requirements and strong free cash flow generation from operations provide industry leading financial strength and flexibility.

The technical reports for the relevant mineral properties include additional information, such as the effective dates for the Mineral Resources and Mineral Reserves and further information relating thereto, including information relating to gold and silver grades. The technical reports relating to Tahoe’s mineral properties are available at www.tahoeresources.com or under Tahoe’s profile on SEDAR at www.sedar.com. The technical reports for Lake Shore’s mineral properties are available on Lake Shore’s profile on SEDAR at www.sedar.com. For a list of such technical reports, see “Interests of Experts”.

Fairness Opinion

Pursuant to a letter agreement dated January 5, 2016, Tahoe retained GMP Securities as financial advisor to Tahoe and the Board in connection with the Arrangement. GMP Securities, as part of its engagement, agreed to render a written opinion in accordance with its customary practice as to the fairness of the Consideration to be paid by Tahoe under the Arrangement. At a meeting held on February 7, 2016, GMP Securities provided the Board with an oral opinion, subsequently confirmed in writing to the Board, to the effect that, based upon and subject to the various assumptions, explanations and limitations set forth therein, the Consideration to be paid by Tahoe pursuant to the Arrangement was fair, from a financial point of view, to Tahoe.

GMP Securities is a leading Canadian investment dealer whose businesses include corporate finance, mergers and acquisitions, equity and fixed income sales and trading and investment research. The Fairness Opinion is the opinion of GMP Securities and the form and content of the Fairness Opinion have been approved for release by a group of professionals of GMP Securities, each of whom is experienced in merger, acquisition, divestiture and fairness opinion matters.

The full text of the Fairness Opinion, which sets forth, among other things, the assumptions made, information reviewed and matters considered, and limitations and qualifications on the review undertaken in connection with the Fairness Opinion, is attached to this Circular as Appendix “C”. The Fairness Opinion is not intended to be and does not constitute a recommendation to any Tahoe Shareholder as to how to vote or act at the Meeting. The Fairness Opinion was one of a number of factors taken into consideration by the Board in considering the Arrangement. This summary of the Fairness Opinion is qualified in its entirety by reference to the full text of the Fairness Opinion and Tahoe Shareholders are urged to read the Fairness Opinion in its entirety.

The Fairness Opinion was rendered on the basis of securities markets, economic and general business and financial conditions prevailing as at the date of the Fairness Opinion and the conditions, prospects, financial and otherwise, of Tahoe and Lake Shore, as applicable, as they are reflected in the information and documents reviewed by GMP Securities and as they were presented to GMP Securities. Subsequent developments may affect the Fairness Opinion. GMP Securities has disclaimed any undertaking or obligation to advise any person of any change in any fact or matter affecting the Fairness Opinion which may come or be brought to the attention of GMP Securities after the date of the Fairness Opinion.

Under its engagement letter, GMP Securities will receive (i) a work fee, and (ii) a success fee that is contingent upon the completion of the Arrangement, with such success fee being payable in cash and by the issuance of up to 276,448 Tahoe Shares, with such Tahoe Shares being issued as freely tradeable shares in connection with the Arrangement. The amount of the work fee is to be credited against any success fee payable by Tahoe. Tahoe has also agreed to indemnify GMP Securities and certain related persons against certain liabilities in connection with its engagement.

Neither GMP Securities nor any of its affiliates is an “issuer insider”, “associated entity” or “affiliated entity” (as those terms are defined in the Securities Act) of Tahoe, Lake Shore, or any of their respective associates or affiliates. In the ordinary course of its business, GMP Securities may trade in the securities of Tahoe and/or Lake Shore for its own account or for the account of its clients and, accordingly, may at any time hold a long or short position in such securities.

Engagement of Canaccord

Pursuant to a letter agreement dated February 7, 2016, Tahoe retained Canaccord as financial advisor to Tahoe and the Board in connection with the Arrangement. Under its engagement letter, Canaccord will receive (i) a work fee, and (ii) a success fee that is contingent upon the completion of the Arrangement, with such success fee being payable in cash and by the issuance of up to 178,571 Tahoe Shares, with such Tahoe Shares being issued as freely tradeable shares in connection with the Arrangement. The amount of the work fee is to be credited against any success fee payable by Tahoe. Tahoe has also agreed to indemnify Canaccord and certain related persons against certain liabilities in connection with its engagement.

Neither Canaccord nor any of its affiliates is an “issuer insider”, “associated entity” or “affiliated entity” (as those terms are defined in the Securities Act) of Tahoe, Lake Shore, or any of their respective associates or affiliates. In the ordinary course of its business, Canaccord may trade in the securities of Tahoe and/or Lake Shore for its own account or for the account of its clients and, accordingly, may at any time hold a long or short position in such securities.

Voting Agreements

Lake Shore Support Agreements

Each Lake Shore Support Agreement sets forth, among other things, the terms and conditions upon which each Lake Shore Locked-Up Shareholder has agreed, among other things, to vote all of the Lake Shore Shares currently owned or controlled by such Lake Shore Locked-Up Shareholder in favour of the Arrangement Resolution. The following is a summary of the principal terms of the Lake Shore Support Agreements. This summary is qualified in its entirety by the full text of the Lake Shore Support Agreements which are available under Lake Shore’s profile on the SEDAR website at www.sedar.com.

Each of the Lake Shore Locked-Up Shareholders, holding an aggregate of 1,175,553 Lake Shore Shares (representing approximately 0.25% of the outstanding Lake Shore Shares) and 12,160,323 Lake Shore Options, nil Temex Options and 1,895,215 Lake Shore DSUs have entered into a Lake Shore Support Agreement, pursuant to which each Lake Shore Locked-Up Shareholder has agreed, among other things, to vote the Lake Shore Shares (including any Lake Shore Shares received as a result of the exercise or conversion of Lake Shore Options, Temex Options and Lake Shore DSUs), owned legally or beneficially, either directly or indirectly, by each Lake Shore Locked-Up Shareholder, or over which such Lake Shore Locked-Up Shareholder exercises control or direction, either directly or indirectly (the “Lake Shore Subject Securities”), at the Lake Shore Meeting, in favour of the Arrangement Resolution and any other matter necessary for the consummation of the Arrangement, and to vote its Lake Shore Subject Securities against any Acquisition Proposal and/or any matter that could reasonably be expected to delay, prevent, impede or frustrate the successful completion of the Arrangement and each of the transactions contemplated by the Arrangement Agreement.

Each Lake Shore Locked-Up Shareholder also agreed to not, directly or indirectly, (i) sell, transfer, assign, grant a participation interest in, option, pledge, hypothecate, grant a security interest in or otherwise convey or encumber or enter into any agreement, option or other arrangement with respect to the transfer of any Lake Shore Subject Securities to any person, other than pursuant to the Arrangement Agreement, or (ii) grant any proxies or power of attorney, deposit any Lake Shore Subject Securities into any voting trust or enter into any voting arrangement with respect to the Lake Shore Subject Securities, other than pursuant to the Lake Shore Support Agreement.

Each Lake Shore Locked-Up Shareholder also agreed to immediately cease and cause to be terminated any existing solicitation, discussion or negotiation commenced prior to the date of the Lake Shore Support Agreement with any person (other than Tahoe) by such Lake Shore Locked-Up Shareholder or, if applicable, any of its officers, directors, employees, representatives or agents with respect to any potential Acquisition Proposal, whether or not initiated by the Lake Shore Locked-Up Shareholder or any of its officers, directors, employees, representatives or agents.

Tahoe agrees and acknowledges that each Lake Shore Locked-Up Shareholder is bound under his or her respective Lake Shore Support Agreement solely in his or her capacity as Lake Shore Shareholder and that the provisions of the Lake Shore Support Agreement will not be deemed or interpreted to bind the Lake Shore Locked-Up Shareholder or any of its directors or officers in his or her capacity as a director or officer of Lake Shore or any of its subsidiaries. Nothing in the Lake Shore Support Agreements will limit any party from properly fulfilling his or her fiduciary duties as a director or officer of Lake Shore or any of its subsidiaries and nothing in the Lake Shore Support Agreements will prevent a Lake Shore Locked-Up Shareholder who is a member of the Lake Shore Board or an officer of Lake Shore from engaging, in such Lake Shore Locked-Up Shareholder’s capacity as a director or officer of Lake Shore or any of its subsidiaries, in discussion or negotiations with a person in response to any bona fide Acquisition Proposal or Superior Proposal in accordance with the terms of the Arrangement Agreement.

The Lake Shore Support Agreements may be terminated:

(a)	at any time upon the written agreement of Tahoe and the Lake Shore Locked-Up Shareholder;

(b)

by Tahoe if: (i) any of the representations and warranties of the Lake Shore Locked-Up Shareholder in the Lake Shore Support Agreement are not true and correct in all material respects; or (ii) the Lake Shore Locked-Up Shareholder has not complied with its covenants to Tahoe contained in the Lake Shore Support Agreement; or

(c)	by Tahoe or the Lake Shore Locked-Up Shareholder if the Arrangement Agreement is terminated in accordance with its terms.

Tahoe Support Agreements

Each Tahoe Support Agreement sets forth, among other things, the terms and conditions upon which each Tahoe Locked-Up Shareholder has agreed, among other things, to vote all of the Tahoe Shares currently owned or controlled by such Tahoe Locked-Up Shareholder in favour of the Share Issuance Resolution. This summary is qualified in its entirety by the full text of the Tahoe Support Agreements which are available under Tahoe’s profile on the SEDAR website at www.sedar.com.

Each of the Tahoe Locked-Up Shareholders, holding an aggregate of 5,111,158 Tahoe Shares (representing approximately 2.25% of the outstanding Tahoe Shares) and 1,483,301 Tahoe Options have entered into a Tahoe Support Agreement, pursuant to which each Tahoe Locked-Up Shareholder has agreed, among other things, to vote, consent or otherwise approve (including by written consent in lieu of a meeting), the Tahoe Shares (including any Tahoe Shares received as a result of the exercise of Tahoe Options) owned legally or beneficially, either directly or indirectly, by each Tahoe Locked-Up Shareholder, or over which such Tahoe Locked-Up Shareholder exercises control or direction, either directly or indirectly (the “Tahoe Subject Securities”), in favour of the approval of the Share Issuance Resolution.

Each Tahoe Locked-Up Shareholder also agreed to not, directly or indirectly, (i) sell, transfer, assign, grant a participation interest in, option, pledge, hypothecate, grant a security interest in or otherwise convey or encumber or enter into any agreement, option or other arrangement with respect to the transfer of any Tahoe Subject Securities to any person, other than pursuant to the Arrangement Agreement, or (ii) grant any proxies or power of attorney, deposit any Tahoe Subject Securities into any voting trust or enter into any voting arrangement with respect to the Tahoe Subject Securities, other than pursuant to the Tahoe Support Agreement.

Tahoe and Lake Shore agree and acknowledge that each Tahoe Locked-Up Shareholder is bound under his or her respective Tahoe Support Agreement solely in his or her capacity as a Tahoe Shareholder and that the provisions of the Tahoe Support Agreement will not be deemed or interpreted to bind the Tahoe Locked-Up Shareholder in his or her capacity as a director or officer of Tahoe or any of its subsidiaries. Nothing in the Tahoe Support Agreement will limit or restrict any party from properly fulfilling his or her fiduciary duties as a director or officer of Tahoe or any of its subsidiaries.

The Tahoe Support Agreements may be terminated by Tahoe, Lake Shore or the Tahoe Locked-Up Shareholder if the Arrangement Agreement is terminated in accordance with its terms. The Tahoe Support Agreements will terminate on completion of the Arrangement.

Regulatory Matters

Competition Act Approval

Part IX of the Competition Act requires that the Commissioner be notified of certain classes of transactions that exceed the thresholds set out in Sections 109 and 110 of the Competition Act (“Notifiable Transactions”) by the parties to the transaction.

Subject to certain limited exceptions, the parties to a Notifiable Transaction cannot complete the transaction until they have submitted the information prescribed pursuant to Subsection 114(1) of the Competition Act to the Commissioner and the applicable waiting period has expired or been terminated by the Commissioner or the Commissioner has waived the parties’ notification obligation. The waiting period is 30 calendar days after the day on which the parties to the transaction submit the prescribed information, provided that, before the expiry of this period, the Commissioner has not notified the parties that he requires additional information that is relevant to the Commissioner’s assessment of the transaction pursuant to Subsection 114(2) of the Competition Act (a “Supplementary Information Request”). In the event that the Commissioner provides the parties with a Supplementary Information Request, the parties cannot complete their transaction until 30 calendar days after compliance with such Supplementary Information Request, provided that there is no order in effect prohibiting completion at the relevant time. A transaction may be completed before the end of the applicable waiting period if the Commissioner issues an advance ruling certificate (an “ARC”) or notifies the parties that he does not, at such time, intend to challenge the transaction by making an application under Section 92 of the Competition Act to the Competition Tribunal (a “No Action Letter”).

Alternatively, or in addition to filing the prescribed information, a party to a Notifiable Transaction may apply to the Commissioner for an ARC or, if he is not prepared to issue an ARC, a No Action Letter. A transaction in respect of which an ARC is issued pursuant to Section 102 of the Competition Act is exempt from the notification requirements of Part IX of the Competition Act. Where the Commissioner issues a No Action Letter in lieu of an ARC, he may also waive the notifying parties’ obligation to submit a notification if in their ARC request they supplied the Commissioner with information that is substantially similar to the information required in a notification pursuant to Subsection 114(1) and the applicable regulation (a “Waiver”).

The transactions contemplated by the Arrangement constitute a “merger” and a Notifiable Transaction for the purposes of the Competition Act. Tahoe and Lake Shore submitted a request for an ARC or, in the alternative a No Action Letter and Waiver to the Commissioner, in late February 2016.

The completion of the Arrangement is conditional on, among other things, Competition Act Approval. On February 23, 2016, Competition Act Approval was obtained pursuant to the issuance of an ARC.

Approvals

Lake Shore Shareholder Approval

Subject to the Interim Order, the Arrangement Resolution must be approved by at least two-thirds of the votes cast by Lake Shore Shareholders, voting as a single class present in person or represented by proxy, at the Lake Shore Meeting. In addition, the Arrangement Resolution is required to be approved by a majority of the minority of such Lake Shore Shareholders in accordance with MI 61-101.

Tahoe Shareholder Approval

In connection with the Arrangement, Tahoe expects to issue approximately 69,905,727 Tahoe Shares, based on the number of Lake Shore Shares and Continuing Employee Share Entitlements outstanding as at March 1, 2016, and the Tahoe Shares to be issued to GMP Securities and Canaccord in connection with their engagement as financial advisors, and assuming that: (i) all of the Lake Shore Shares outstanding as at March 1, 2016 are acquired upon completion of the Arrangement; (ii) all of the Temex Warrants and Temex Finder Options (including the underlying warrants) are exercised prior to their expiry date of March 7, 2016; (iii) all holders of Lake Shore Options elect to receive Replacement Options based on the Option Exchange Ratio rather than exercise their Lake Shore Options in advance of the successful completion of the Arrangement; (iv) all holders of Temex Options elect to receive Replacement Options based on the Option Exchange Ratio rather than exercise their Temex Options in advance of the successful completion of the Arrangement; and (v) no Lake Shore Convertible Debentures are converted into Lake Shore Shares in advance of the successful completion of the Arrangement.

In addition, an aggregate of approximately 13,613,945 additional Tahoe Shares are or would be issuable as a result of the Plan of Arrangement as follows: (i) 2,662,057 Tahoe Shares would be issuable in the event that all of the Replacement Options to be granted pursuant to the Plan of Arrangement are exercised prior to the expiry date of such Replacement Options; (ii) 10,834,528 Tahoe Shares would be issuable in the event that all of the Lake Shore Convertible Debentures are converted into Tahoe Shares prior to their maturity; and (iii) 117,360 Tahoe Shares are issuable in connection with other share issuance obligations of Lake Shore which are being assumed by Tahoe in connection with the Arrangement.

The total number of Tahoe Shares to be issued and which are issuable pursuant to the Plan of Arrangement, being approximately 83,519,672 Tahoe Shares, is equal to approximately 36.7% of the non-diluted Tahoe Shares outstanding immediately prior to the date of this Circular.

Following the successful completion of the Arrangement, Lake Shore will be a wholly-owned subsidiary of Tahoe. Based on the issued and outstanding securities of each of Tahoe and Lake Shore as at March 1, 2016, upon completion of the Arrangement, existing Tahoe Shareholders and Lake Shore Shareholders will own approximately 77% and 23% of the outstanding Tahoe Shares, respectively, before giving effect to any dilutive securities (approximately 73% and 27%, respectively, on a fully diluted in-the-money basis).

Court Approval

The CBCA requires that Lake Shore obtain the approval of the Court in respect of the Arrangement.

On March 7, 2016, Lake Shore obtained the Interim Order which provides for the calling and holding of the Lake Shore Meeting and other procedural matters, and filed a Notice of Application for the Final Order to approve the Arrangement. Copies of the Interim Order and the Notice of Application are attached as Schedule “D” to the Lake Shore management information circular dated March 7, 2016 that was mailed to Lake Shore Shareholders in connection with the Arrangement.

The Court hearing in respect of the Final Order is expected to take place on or about April 1, 2016 at 10:00 a.m. (Toronto time) or as soon thereafter as counsel for Lake Shore may be heard, subject to the approval of the Arrangement Resolution at the Lake Shore Meeting. At the hearing, the Court will consider, among other things, the fairness of the terms and conditions of the Arrangement and the rights and interests of every person affected. The Court may approve the Arrangement in any manner the Court may direct, subject to compliance with such terms and conditions, if any, as the Court deems fit. Prior to the hearing on the Final Order, the Court will be informed that the Final Order will also constitute the basis for an exemption from registration under the U.S. Securities Act for the Consideration Shares and the Replacement Options to be issued on completion of the Arrangement to Lake Shore Shareholders and Lake Shore Optionholders, as applicable, pursuant to Section 3(a)(10) of the U.S. Securities Act. Under the terms of the Interim Order, each Lake Shore Shareholder, each Lake Shore Optionholder, each holder of Lake Shore Convertible Debentures and any other interested parties will have the right to appear and make submissions at the application for the Final Order. There can be no assurance that the Court will approve the Arrangement.

Dissenting Shareholder Rights

Under applicable Canadian law, Tahoe Shareholders are not entitled to dissent rights with respect to the Share Issuance Resolution. Registered Lake Shore Shareholders are entitled to Dissent Rights with respect to the Arrangement Resolution. Any registered Lake Shore Shareholder who properly dissents from the Arrangement Resolution in accordance with the CBCA will be entitled, in the event the Arrangement becomes effective, to be paid by Lake Shore in accordance with the terms of the Plan of Arrangement, the fair value of the Lake Shore Shares held by the Dissenting Shareholder.

Issuance and Resale of Consideration Shares and Other Securities

The following discussion is a general overview of certain requirements of U.S. federal Securities Laws applicable to Lake Shore Shareholders and Lake Shore Optionholders in the United States in connection with the Arrangement. All Lake Shore Shareholders and Lake Shore Optionholders in the United States are urged to consult with their own legal advisors to ensure that the resale of any Consideration Shares or Replacement Options issued to them under the Arrangement and any exercise of the Replacement Options or the resale of any Option Shares issued upon exercise of the Replacement Options complies with applicable U.S. Securities Laws.

None of the Consideration Shares and the Replacement Options to be issued pursuant to the Arrangement, nor the Option Shares issuable upon the exercise of the Replacement Options, have been registered under the U.S. Securities Act or the securities laws of any other jurisdiction. The Consideration Shares and the Replacement Options to be issued in the Arrangement will be issued pursuant to an exemption from the prospectus requirements of Canadian securities law and pursuant to the exemption from the registration requirements of the U.S. Securities Act provided by Section 3(a)(10) of the U.S. Securities Act, based on the approval of the Plan of Arrangement by the Court.

Section 3(a)(10) of the U.S. Securities Act exempts securities issued in connection with a securities exchange transaction from the registration requirements of the U.S. Securities Act where the fairness of the terms and conditions of the issuance and exchange of the securities have been approved by a court or authorized governmental entity, after a hearing upon the fairness of the terms and conditions of the exchange at which all persons to whom the securities will be issued have the right to appear and to whom adequate notice of the hearing has been given. The Final Order is required for the Arrangement to become effective, and the Court will be advised that if the terms and conditions of the Arrangement are approved by the Court pursuant to the Final Order, the Consideration Shares and the Replacement Options issuable under the Arrangement will not require registration under the U.S. Securities Act and will be issued pursuant to Section 3(a)(10) thereof. Therefore, if the Court approves the Plan of Arrangement, its approval will constitute the basis for the Consideration Shares and the Replacement Options to be issued without registration under the U.S. Securities Act.

Persons who are not “affiliates” of Tahoe after the Arrangement and have not been “affiliates” of Tahoe in the 90 day period prior to the Arrangement may resell the Consideration Shares and the Replacement Options that they receive in connection with the Arrangement in the United States without restriction under the U.S. Securities Act. As defined in Rule 144 under the U.S. Securities Act, an “affiliate” of an issuer is a person that, directly or indirectly through one or more intermediaries, controls, is controlled by or is under common control with, the issuer and may include certain officers and directors of such issuer, as well as principal shareholders of such issuer.

Consideration Shares and Replacement Options received by a holder who will be an “affiliate” of Tahoe after the Arrangement or was an “affiliate” of Tahoe within 90 days prior to the Arrangement (until such 90-day period has lapsed) will be subject to certain restrictions on resale imposed by the U.S. Securities Act. Such affiliates may not sell the Consideration Shares and the Replacement Options, as applicable, that they receive in connection with the Arrangement in the absence of registration under the U.S. Securities Act or an exemption from registration, if available, such as the exemptions and safe harbours contained in Rule 144 under the U.S. Securities Act or Rule 903 of Regulation S of the U.S. Securities Act.

Affiliates - Rule 144. In general, under Rule 144 under the U.S. Securities Act, persons who are affiliates of Tahoe after the Arrangement will be entitled to sell in the United States, during any three-month period, a portion of the Consideration Shares and the Replacement Options, as applicable, that they receive in connection with the Arrangement, provided that the number of such Consideration Shares and Replacement Options sold, as the case may be, does not exceed the greater of one percent of the then outstanding securities of such class or, if such securities are listed on a United States securities exchange, the average weekly trading volume of such securities during the four-week period preceding the date of sale, subject to specified restrictions on holding period, manner of sale, notice requirements, aggregation rules and the availability of current public information about Tahoe. Persons who are affiliates of Tahoe after the Arrangement will continue to be subject to the resale restrictions described in this paragraph for so long as they continue to be affiliates of Tahoe and until 90 days thereafter.

Directors and Officers - Regulation S. A person who is an affiliate of Tahoe at the time of the contemplated resale transaction, may, under the U.S. Securities Act, resell the Consideration Shares and Replacement Options, as applicable, issued to them pursuant to the Arrangement in an “offshore transaction” in accordance with (i) Rule 904 of Regulation S, provided that (A) such person is an affiliate of Tahoe at the time of the resale transaction solely by virtue of having a position as an officer or director of Tahoe, (B) such person would not be deemed a “distributor” as defined in Regulation S, (C) no “directed selling efforts” as defined in Regulation S are made in the United States by the seller, an affiliate of the seller or any person acting on their behalf, and (D) the conditions imposed by Regulation S under the U.S. Securities Act for “offshore transactions” are satisfied, or (ii) Rule 903 of Regulation S, provided that, among other things, (A) no “directed selling efforts” as defined in Regulation S are made in the United States by the seller, an affiliate of the seller or any person acting on their behalf, and (B) the conditions imposed by Regulation S for “offshore transactions” are satisfied.

Option Shares. The Option Shares issuable upon the exercise of the Replacement Options in the United States or by, or on behalf of, a U.S. Person after the Effective Time may not be issued in reliance upon Section 3(a)(10) of the U.S. Securities Act and may be exercised only if the issuance is registered under the U.S. Securities Act or exempt from the registration requirements of the U.S. Securities Act and pursuant to any applicable Securities Laws of any state of the United States. If issued pursuant to an exemption from the registration requirements of the U.S. Securities Act, Option Shares will be “restricted securities” within the meaning of Rule 144 under the U.S. Securities Act and will be subject to transfer restrictions.

THE ARRANGEMENT AGREEMENT

The following description of certain provisions of the Arrangement Agreement is a summary only, is not comprehensive and is qualified in its entirety by reference to the full text of the Arrangement Agreement, which is available under Tahoe’s profile on the SEDAR website at www.sedar.com. A copy of the Arrangement Agreement may also be obtained free of charge on request from Tahoe’s Corporate Secretary at 5310 Kietzke Lane, Suite 200, Reno, Nevada, United States, 89511, telephone: (775) 448-5800, fax: 775 398-7020 or via email at info@tahoeresourcesinc.com.

General

At the Effective Time of the Arrangement, upon the terms and subject to the conditions of the Arrangement Agreement and in accordance with the Plan of Arrangement, among other things, Tahoe will acquire all of the outstanding Lake Shore Shares and Lake Shore will become a wholly-owned subsidiary of Tahoe. The Arrangement Agreement and Plan of Arrangement provide that Tahoe will acquire each outstanding Lake Shore Share (other than those held by Lake Shore Shareholders who properly exercise their Dissent Rights) in exchange for 0.1467 of a Tahoe Share.

The Plan of Arrangement, which is deemed part of the Arrangement Agreement, provides that at the Effective Time, a series of events will occur without any further act, authorization or formality thereby giving effect to the transactions contemplated by the Arrangement.

Conditions

Mutual Conditions Precedent

The respective obligations of the Parties to complete the Arrangement are subject to the satisfaction, or mutual waiver by the Parties, on or before the Effective Date, of each of the following conditions, each of which are for the mutual benefit of the Parties and which may be waived, in whole or in part, by Tahoe and Lake Shore at any time:

(a)	the Arrangement Resolution will have been approved by the Lake Shore Shareholders at the Lake Shore Meeting in accordance with the Interim Order and applicable Laws;

(b)

the Tahoe Shareholder Approval will have been received from the Tahoe Shareholders either at the Tahoe Meeting or, if authorized and approved by the TSX, via written approval from holders of more than 50% of the Tahoe Shares;

(c)

each of the Interim Order and Final Order will have been obtained in form and substance satisfactory to each of Lake Shore and Tahoe, each acting reasonably, and will not have been set aside or modified in any manner unacceptable to either Lake Shore or Tahoe, each acting reasonably, on appeal or otherwise;

(d)

the necessary conditional approvals or equivalent approvals, as the case may be, of the TSX and the NYSE will have been obtained for the listing of the Consideration Shares to be issued pursuant to the Arrangement;

(e)

no Law will have been enacted, issued, promulgated, enforced, made, entered, issued or applied and no court, administrative, regulatory or similar proceeding will otherwise have been taken under any Laws or by any Governmental Authority (whether temporary, preliminary or permanent) that makes the Arrangement illegal or otherwise directly or indirectly cease trades, enjoins, restrains or otherwise prohibits completion of the Arrangement;

(f)

the Consideration Shares and Replacement Options to be issued pursuant to the Arrangement will be exempt from the registration requirements of the U.S. Securities Act pursuant to Section 3(a)(10) thereof and pursuant to exemptions from applicable state securities Laws, provided, however, that Lake Shore will not be entitled to the benefit of this condition and will be deemed to have waived this condition if it has failed to advise the Court prior to the hearing in respect of the Interim Order that Tahoe intends to rely on the exemption from registration afforded by Section 3(a)(10) of the U.S. Securities Act based on the Court’s approval of the Arrangement and comply with the requirements set forth in the Arrangement Agreement and the Final Order will reflect such reliance;

(g)

the Competition Act Approval will have been made, given or obtained on terms acceptable to each of the Parties, each acting reasonably, and such Competition Act Approval is in full force and has not been modified;

(h)

Anthony P. Makuch will have (i) entered into an employment agreement (in form and substance satisfactory to Tahoe and Lake Shore) with Tahoe or its subsidiaries and such employment agreement will be in force and effect on the Effective Date, (ii) agreed to receive the Continuing Employee Share Entitlements, and (iii) provided a release (in form and substance satisfactory to Tahoe and Lake Shore) of certain severance or “change of control” benefits payable pursuant to any agreement with Lake Shore; and

(i)	the Arrangement Agreement will not have been terminated in accordance with its terms.

Additional Conditions Precedent in Favour of Tahoe

The obligation of Tahoe to complete the Arrangement will be subject to the satisfaction, or waiver by Tahoe, on or before the Effective Date, of each of the following conditions, each of which is for the exclusive benefit of Tahoe and which may be waived by Tahoe at any time, in whole or in part, in its sole discretion and without prejudice to any other rights that Tahoe may have:

(a)	Lake Shore will have complied in all material respects with its obligations, covenants and agreements in the Arrangement Agreement to be performed and complied with on or before the Effective Date;

(b)

the representations and warranties of Lake Shore in the Arrangement Agreement will be true and correct (disregarding for this purpose all materiality or Lake Shore Material Adverse Effect qualifications contained therein) as of the Effective Date as if made on and as of such date (except for such representations and warranties which refer to or are made as of another specified date, in which case such representations and warranties will have been true and correct as of that date) except (i) as affected by transactions, changes, conditions, events or circumstances expressly permitted by the Arrangement Agreement or (ii) for breaches of representations and warranties (other than those relating to capitalization, mineral rights and ownership) in Schedule D to the Arrangement Agreement which have not had and would not reasonably be expected to have, individually or in the aggregate, a Lake Shore Material Adverse Effect or prevent or significantly impede or materially delay the completion of the Arrangement, it being understood that it is a separate condition precedent to the obligations of Tahoe under the Arrangement Agreement that the representations and warranties made by Lake Shore relating to its capitalization (except for those changes resulting from the exercise or conversion of any securities of Lake Shore into Lake Shore Shares), mineral rights and ownership in Schedule D to the Arrangement Agreement must be accurate in all respects when made and as of the Effective Date;

(c)

Tahoe will have received a certificate of Lake Shore signed by a senior officer of Lake Shore and dated the Effective Date certifying that the conditions set out in sections (a) and (b) above and (d) and (e) below have been satisfied;

(d)

Lake Shore Shareholders will not have exercised Dissent Rights, or have instituted proceedings to exercise Dissent Rights, in connection with the Arrangement (other than Lake Shore Shareholders representing not more than 5% of the Lake Shore Shares then outstanding);

(e)

Tahoe will have determined in its sole and absolute discretion, that there has not occurred, prior to the date of the Arrangement Agreement a Lake Shore Material Adverse Effect that has not been publicly disclosed or disclosed to Tahoe in writing by Lake Shore prior to the date of the Arrangement Agreement and, between the date of the Arrangement Agreement and the Effective Time, there has not occurred a Lake Shore Material Adverse Effect or any event, occurrence, circumstance or development that would reasonably be expected to have a Lake Shore Material Adverse Effect;

(f)

all waivers, consents, permits, approvals, releases, licences or authorizations under or pursuant to any Lake Shore Material Contract which Tahoe has determined are necessary in connection with the completion of the Arrangement, will have been obtained on terms which are satisfactory to Tahoe, acting reasonably;

(g)	the Plan of Arrangement will not have been modified or amended in a manner adverse to Tahoe without Tahoe’s consent in its sole and absolute discretion;

(h)

there will not be pending or threatened in writing any court, administrative, regulatory or similar proceeding (whether civil, quasi-criminal or criminal), arbitration or other dispute settlement procedure, investigation or inquiry before or by any Governmental Authority, or any claim, action, suit, demand, arbitration, charge, indictment, hearing or other similar civil, quasi-criminal or criminal, administrative or investigative matter or proceeding by any Governmental Authority or any other person that is reasonably likely to result in any:

(i)

prohibition or restriction on the acquisition by Tahoe of any Lake Shore Shares or the completion of the Arrangement or any person obtaining from any of the Parties any material damages directly in connection with the Arrangement;

(ii)	prohibition or material limit on the ownership by Tahoe of Lake Shore or any material portion of their respective businesses; or

(i)	imposition of limitations on the ability of Tahoe to acquire or hold, or exercise full rights of ownership of, any Lake Shore Shares, including the right to vote such Lake Shore Shares; and

(j)

each of the Lake Shore Locked-Up Shareholders will have entered into a Lake Shore Support Agreement (in form and substance satisfactory to Tahoe) with Tahoe, none of such Lake Shore Support Agreements will have been terminated and none of the Lake Shore Locked-Up Shareholders will have breached, in any material respect, any of the representations, warranties and covenants thereof.

Additional Conditions Precedent to the Obligations of Lake Shore

The obligation of Lake Shore to complete the Arrangement will be subject to the satisfaction, or waiver by Lake Shore, on or before the Effective Date, of each of the following conditions, each of which is for the exclusive benefit of Lake Shore and which may be waived by Lake Shore at any time, in whole or in part, in its sole discretion and without prejudice to any other rights that Lake Shore may have:

(a)	Tahoe will have complied in all material respects with its obligations, covenants and agreements in the Arrangement Agreement to be performed and complied with on or before the Effective Date;

(b)

the representations and warranties of Tahoe in the Arrangement Agreement will be true and correct (disregarding for this purpose all materiality or Tahoe Material Adverse Effect qualifications contained therein) as of the Effective Date as if made on and as of such date (except for such representations and warranties which refer to or are made as of another specified date, in which case such representations and warranties will have been true and correct as of that date) and except (i) as affected by transactions, changes, conditions, events or circumstances expressly permitted by the Arrangement Agreement or (ii) for breaches of representations and warranties which individually or in the aggregate have not had and would not reasonably be expected to have, individually or in the aggregate, a Tahoe Material Adverse Effect or prevent or significantly impede or materially delay the completion of the Arrangement;

(c)

Tahoe will have complied with its obligations under the Arrangement Agreement relating to the payment of the Consideration by depositing in escrow with the Depositary sufficient Tahoe Shares issuable pursuant to the Arrangement Agreement and the Depositary will have confirmed receipt of the Consideration Shares;

(d)

Lake Shore will have received a certificate of Tahoe signed by a senior officer of Tahoe and dated the Effective Date certifying that the conditions set out in sections (a) and (b) above and section (f) below have been satisfied, which certificate will cease to have any force and effect after the Effective Time;

(e)

Tahoe will have delivered evidence satisfactory to Lake Shore, acting reasonably, of the approval of the listing and posting for trading on the TSX and NYSE of the Consideration Shares, subject only to the satisfaction of the customary listing conditions of the TSX or NYSE, as the case may be;

(f)

there will not have occurred, prior to the date of the Arrangement Agreement, a Tahoe Material Adverse Effect that has not been publicly disclosed or disclosed to Lake Shore in writing by Tahoe prior to the date of the Arrangement Agreement and, between the date of the Arrangement Agreement and the Effective Date, there will not have occurred a Tahoe Material Adverse Effect or any event, occurrence, circumstance or development that would reasonably be expected to have a Tahoe Material Adverse Effect;

(g)

all waivers, consents, permits, approvals, releases, licences or authorizations under or pursuant to any Tahoe Material Contract which Tahoe has determined are necessary in connection with the completion of the Arrangement, will have been obtained on terms which are satisfactory to Tahoe, acting reasonably; and

(h)

each of the Tahoe Locked-Up Shareholders will have entered into a Tahoe Support Agreement (in form and substance satisfactory to Lake Shore) with Tahoe, none of such Tahoe Support Agreements will have been terminated and none of the directors and officers of Tahoe will have breached, in any material respect, any of the representations, warranties and covenants thereof.

Representations and Warranties

The Arrangement Agreement contains a number of customary representations and warranties of Lake Shore relating to, among other things: organization and qualification; subsidiaries; authority relative to the Arrangement Agreement; required approvals and consent; no violation; no rights to purchase assets; capitalization; reporting issuer status and Securities Law matters; financial statements; undisclosed liabilities; auditors; absence of certain changes; compliance with Laws; permits; litigation; insolvency; operational matters; mineral rights; ownership; expropriation; Mineral Reserves and Mineral Resources; technical reports; NGOs and community groups; First Nations; taxes; contracts; employment agreements; employment withholdings; health and safety; employee benefit plans; severance payments; environment; insurance; books and records; non-arm’s length transactions; financial advisors or brokers; fairness opinion; Lake Shore Board approval; data room information; Lake Shore shareholder rights plan; arrangements with securityholders; relationships with customers, suppliers, distributors and sales representatives; United States matters; restrictions on business activities; funds available; confidentiality agreements; internal controls and disclosure controls; and full disclosure.

The Arrangement Agreement contains a number of customary representations and warranties of Tahoe relating to, among other things: organization and qualification; subsidiaries; authority relative to the Arrangement Agreement; required approvals and consent; no violation; no rights to purchase assets; capitalization; issuance of shares; reporting issuer status and Securities Law matters; financial statements; undisclosed liabilities; auditors; absence of certain changes; compliance with Laws; permits; litigation; insolvency; operational matters; mineral rights; title opinion; ownership; expropriation; Mineral Reserves and Mineral Resources; technical report; NGOs and community groups; taxes; contracts; environmental; insurance; books and records; non-arm’s length transactions; financial advisors or brokers; Tahoe Board approval; data room information; Tahoe shareholder rights plan; arrangements with securityholders; relationships with customers, suppliers, distributors and sales representatives; United States matters; restrictions on business activities; internal controls and disclosure controls; fairness opinion; full disclosure; and the Investment Canada Act.

Covenants

The Arrangement Agreement also contains customary negative and affirmative covenants of Tahoe and Lake Shore.

Covenants of Lake Shore Regarding the Conduct of Business

Lake Shore covenants and agrees that, until the earlier of the Effective Time and the time that the Arrangement Agreement is terminated in accordance with its terms, unless Tahoe otherwise consents in writing (to the extent that such consent is permitted by applicable Law), which consent will not be unreasonably withheld, conditioned or delayed, or expressly permitted or specifically contemplated by the Arrangement Agreement or as is otherwise required by applicable Law, the businesses of Lake Shore and its subsidiaries will be conducted only in the ordinary course of business and in accordance with the budget of Lake Shore for the period January 1, 2016 to December 31, 2016, Lake Shore and its subsidiaries will comply with the terms of all Lake Shore Material Contracts and Lake Shore and its subsidiaries will use commercially reasonable efforts to maintain and preserve intact its business organizations, assets, properties, rights, goodwill and business relationships and keep available the services of its officers, employees and consultants as a group. Lake Shore will also fully cooperate and consult through meetings with Tahoe, as Tahoe may reasonably request, and provide input with respect to the direction and control of, any activities relating to the operation and exploration of the Lake Shore Properties that may be permitted by Tahoe or which are provided in the budget of Lake Shore for the period January 1, 2016 to December 31, 2016, and will obtain the written consent of Tahoe prior to the public disclosure of exploration results or other technical information and prior to entering into any contract with a value of C$5,000,000 or greater with a term greater than one year.

Lake Shore also provides a number of negative covenants with respect to its constating documents, share structure and conduct of business and operations, including, among other things, with respect to acquisitions and dispositions, expenses and indebtedness, material contracts, taxes, insurance, litigation and employees, as further detailed in the Arrangement Agreement.

Lake Shore covenants that it will provide Tahoe with prompt written notice of: (i) any “material change” (as defined in the Securities Act) in relation to Lake Shore or its subsidiaries, (ii) any event, circumstance or development that has had or would reasonably be expected to have, individually or in the aggregate, a Lake Shore Material Adverse Effect, (iii) any breach of the Arrangement Agreement by Lake Shore, (iv) any event occurring after the date of the Arrangement Agreement that would render a representation or warranty, if made on that date or the Effective Date, inaccurate such that any of the conditions in the Arrangement Agreement regarding accuracy of the representations and warranties of Lake Shore would not be satisfied, (v) any notice or other communication from any person alleging that the consent (or waiver, permit, exemption, order, approval, agreement, amendment or confirmation) of such person is required in connection with the Arrangement Agreement or the Arrangement, (vi) any written notice or other communication received by it from any third party, subsequent to the date of the Arrangement Agreement and prior to the Effective Time, alleging any material breach of or default under (A) any material contract to which Lake Shore or any of its subsidiaries is a party or (B) any other contract to which Lake Shore or any of its subsidiaries is a party, the breach of or default under which would reasonably be expected to result in liability that is material to Lake Shore and its subsidiaries, (vii) any notice or other communication from any Governmental Authority in connection with the Arrangement Agreement, or (viii) any filing, action, suit, claim, investigation or proceeding commenced or, to its knowledge, threatened against, relating to or involving or otherwise affecting Lake Shore.

Lake Shore also covenants in the Arrangement Agreement that subject to compliance with applicable Laws and the terms of any existing contracts, Lake Shore will provide Tahoe and its representatives until the earlier of the Effective Time or the termination of the Arrangement Agreement in accordance with its terms, continuing access to any diligence information and reasonable access during normal business hours and upon reasonable notice, to Lake Shore’s and its subsidiaries’ businesses, properties, books and records and such other data and information as Tahoe may reasonably request, as well as access to its management personnel, provided that such access does not interfere with Lake Shore’s ordinary conduct of business. Lake Shore will also make available to Tahoe and its representatives information reasonably requested by Tahoe for the purposes of preparing, considering and implementing integration and strategic plans for the combined businesses following completion of the Arrangement.

Covenants of Lake Shore Relating to the Arrangement

Lake Shore covenants that it will and will cause its subsidiaries to perform all obligations required to be performed by Lake Shore or any of its subsidiaries under the Arrangement Agreement, cooperate with Tahoe in connection therewith, and use commercially reasonable efforts to do such other acts and things as may be necessary or desirable in order to complete the Arrangement and the other transactions contemplated by the Arrangement Agreement, including, without limiting the generality of the foregoing and without limiting the obligations of Lake Shore elsewhere in the Arrangement Agreement:

(a)

promptly, and in any event within five Business Days following the date of the Arrangement Agreement, provide to Tahoe (if such agreement remains in effect and if providing a copy of such agreement is not prohibited by the terms of such agreement) a copy of each confidentiality and/or standstill agreement which has been entered into by Lake Shore and any third party pursuant to which confidential information of Lake Shore has been provided;

(b)

use its commercially reasonable efforts to obtain all necessary waivers, consents and approvals required to be obtained by Lake Shore from other parties to any Lake Shore Material Contracts in order to complete the Arrangement;

(c)

use its commercially reasonable efforts to effect all necessary registrations, filings and submissions of information required by Governmental Authorities, including for greater certainty as required by the Commissioner, from Lake Shore relating to the Arrangement required to be completed prior to the Effective Time;

(d)	use its commercially reasonable efforts to carry out all actions necessary to ensure the availability of the exemption from registration under Section 3(a)(10) of the U.S. Securities Act;

(e)	defend all lawsuits or other legal, regulatory or other proceedings against Lake Shore challenging or affecting the Arrangement Agreement or the completion of the Arrangement; and

(f)	obtain the Lake Shore Shareholder Approval in accordance with the terms of the Arrangement Agreement.

Lake Shore also covenants that in the event that Tahoe concludes that it is necessary or desirable to proceed with another form of transaction (such as a formal take-over bid or amalgamation) whereby Tahoe or its affiliates would effectively acquire all of the Lake Shore Shares within approximately the same time periods and on economic terms and other terms and conditions (including tax treatment) and having consequences to Lake Shore and its Lake Shore Shareholders which are equivalent to or better than those contemplated by the Arrangement Agreement, Lake Shore agrees to support the completion of such alternative transaction in the same manner as the Arrangement and will otherwise fulfill its covenants contained in the Arrangement Agreement in respect of such alternative transaction.

Covenants of Tahoe Regarding the Conduct of Business

Tahoe covenants and agrees in the Arrangement Agreement that, until the earlier of the Effective Time and the time that the Arrangement Agreement is terminated in accordance with its terms, unless Lake Shore otherwise consents in writing (to the extent that such consent is permitted by applicable Law), which consent will not be unreasonably withheld, conditioned or delayed, or expressly permitted or specifically contemplated by the Arrangement Agreement or as is otherwise required by applicable Law, the businesses of Tahoe and its subsidiaries will be conducted only in the ordinary course of business, Tahoe and its subsidiaries will comply with the terms of all Tahoe Material Contracts and Tahoe and its subsidiaries will use commercially reasonable efforts to maintain and preserve intact its business organizations, assets, properties, rights, goodwill and business relationships and keep available the services of its officers, employees and consultants as a group.

Tahoe also provides a number of negative covenants with respect to its constating documents, share structure and conduct of business and operations, as further detailed in the Arrangement Agreement.

Tahoe covenants that it will provide Lake Shore with prompt written notice of: (i) any “material change” (as defined in the Securities Act) in relation to Tahoe or its subsidiaries, (ii) any event, circumstance or development that has had or would reasonably be expected to have, individually or in the aggregate, a Tahoe Material Adverse Effect, (iii) any breach of the Arrangement Agreement by Tahoe, or (iv) any event occurring after the date of the Arrangement Agreement that would render a representation or warranty, if made on that date or the Effective Date, inaccurate such that any of the conditions in the Arrangement Agreement regarding accuracy of the representations and warranties of Tahoe would not be satisfied.

Covenants of Tahoe Relating to the Arrangement

Tahoe covenants that it will perform all obligations required to be performed by it under the Arrangement Agreement, cooperate with Lake Shore in connection therewith, and use commercially reasonable efforts to do such other acts and things as may be necessary or desirable in order to complete the Arrangement and other transactions contemplated by the Arrangement Agreement, including:

(a)

cooperating with Lake Shore in connection with, and using its commercially reasonable efforts to assist Lake Shore in obtaining the waivers, consents and approvals required under any Lake Shore Material Contracts, provided, however, that, notwithstanding anything to the contrary in the Arrangement Agreement, in connection with obtaining any waiver, consent or approval from any person (other than a Governmental Authority) with respect to any transaction contemplated by the Arrangement Agreement, Tahoe will not be required to pay or commit to pay to such person whose waiver, consent or approval is being solicited any cash or other consideration, make any commitment or incur any liability or other obligation;

(b)

using its commercially reasonable efforts to effect all necessary registrations, filings and submissions of information required by Governmental Authorities, including for greater certainty as required by the Commissioner, from Tahoe relating to the Arrangement required to be completed prior to the Effective Time;

(c)	using its best efforts to cause Alan Moon to be appointed to the board of the combined company, with effect as at and from the Effective Time;

(d)

using its commercially reasonable efforts to obtain all necessary waivers, consents and approvals required to be obtained by Tahoe from other parties to any Tahoe Material Contracts in order to complete the Arrangement;

(e)	defending all lawsuits or other legal, regulatory or other proceedings against or relating to Tahoe challenging or affecting the Arrangement Agreement or the completion of the Arrangement;

(f)

forthwith carrying out the terms of the Interim Order and Final Order to the extent applicable to it and taking all necessary actions to give effect to the transactions contemplated in the Arrangement Agreement and the Plan of Arrangement;

(g)

applying for and use commercially reasonable efforts to obtain conditional approval or equivalent of the listing and posting for trading on the TSX and NYSE of the Consideration Shares, subject only to the satisfaction by Tahoe of customary listing conditions of the TSX and NYSE;

(h)

working in good faith with Lake Shore’s management, to develop a plan for retaining certain management functions of the combined company following completion of the Arrangement at the Lake Shore offices in Toronto; and

(i)	obtaining the Tahoe Shareholder Approval in accordance with the terms of the Arrangement Agreement.

Tahoe also covenants that it will not amend any Tahoe Support Agreement without the prior written consent of Lake Shore, which consent will not be unreasonably withheld. Tahoe covenants and agrees that Tahoe will, without delay, take all steps and actions necessary to enforce the Tahoe Support Agreements, including, without limitation, seeking injunctive relief and relief in the nature of specific performance.

Tahoe further covenants that subject to the terms and conditions of the Arrangement Agreement, Lake Shore and any successor to Lake Shore (including any surviving corporation) will continue to honour and comply with the terms of the Lake Shore Debenture Indenture, it being acknowledged by Tahoe that the Arrangement will constitute a “Change of Control” as that term is defined in the Lake Shore Debenture Indenture.

Mutual Covenants

Each Party covenants and agrees in the Arrangement Agreement that, subject to the terms and conditions of the Arrangement Agreement, until the earlier of the Effective Time and the time that the Arrangement Agreement is terminated in accordance with its terms, it will use commercially reasonable efforts to satisfy (or cause the satisfaction of) the conditions precedent to its obligations in the Arrangement Agreement to the extent the same is within its control and to take, or cause to be taken, all other action and to do, or cause to be done, all other things necessary and commercially reasonable to permit the completion of the Arrangement in accordance with its obligations under the Arrangement Agreement, the Plan of Arrangement and applicable Laws and cooperate with the other Party in connection therewith, including using its commercially reasonable efforts to (i) obtain all approvals required to be obtained by it, (ii) effect or cause to be effected all necessary registrations, filings and submissions of information requested by Governmental Authorities, including the Commissioner, required to be effected by it in connection with the Arrangement, (iii) oppose, lift or rescind any injunction or restraining order against it or other order or action against it seeking to stop, or otherwise adversely affecting its ability to make and complete, the Arrangement and (iv) cooperate with the other Party in connection with the performance by it of its obligations under the Arrangement Agreement.

Each Party also covenants that it will use commercially reasonable efforts not to take or cause to be taken any action which is inconsistent with the Arrangement Agreement or which would reasonably be expected to prevent or significantly impede or materially delay the completion of the Arrangement, and will use commercially reasonable efforts to execute and do all acts, further deeds, things and assurances as may be required in the reasonable opinion of the other Party’s legal counsel to permit the completion of the Arrangement. Each Party further covenants that it will extend the expiration date of any Lake Shore Options held by any Lake Shore employees who are terminated as a result of the completion of the Arrangement until the earlier of the expiration date as provided in such Lake Shore Option or one year from the Effective Date.

Each Party has also made certain covenants with respect to obtaining all Regulatory Approvals required for the completion of the Arrangement, as more specifically set out in the Arrangement Agreement.

Lake Shore Covenants Regarding Non-Solicitation

The Arrangement Agreement contains certain “non-solicitation” provisions pursuant to which Lake Shore has agreed that except as expressly contemplated by the Arrangement Agreement or to the extent that Tahoe, in its sole and absolute discretion, has otherwise consented to in writing, until the earlier of the Effective Time or the date, if any, on which the Arrangement Agreement is terminated in accordance with its terms, Lake Shore will not and will cause its representatives to not, directly or indirectly through any other person:

(a)

make, initiate, solicit, promote, entertain or encourage (including by way of furnishing or affording access to information or any site visit or entering into any oral or written form of agreement, arrangement or understanding), or take any other action that facilitates, directly or indirectly, any inquiries or the making of any proposal or offer with respect to an Acquisition Proposal or that reasonably could be expected to lead to an Acquisition Proposal; or

(b)

participate, directly or indirectly, in any discussions or negotiations with, furnish information to, or otherwise co-operate in any way with, any person (other than Tahoe and its subsidiaries) regarding an Acquisition Proposal or that reasonably could be expected to lead to an Acquisition Proposal, provided, however, that Lake Shore will be entitled to advise such person of the existence of the Arrangement Agreement or advise such person that their proposal does not constitute a Superior Proposal and is not reasonably expected to constitute or lead to a Superior Proposal; or

(c)

remain neutral with respect to, or agree to, approve or recommend, or propose publicly to agree to, approve or recommend any Acquisition Proposal (it being understood that publicly taking no position or a neutral position with respect to an Acquisition Proposal for a period exceeding two Business Days after such Acquisition Proposal has been publicly announced will be deemed to constitute a violation of this paragraph); or

(d)	make or propose publicly to make a Change of Recommendation; or

(e)

accept, enter into, or propose publicly to accept or enter into, any agreement, understanding or arrangement effecting or related to any Acquisition Proposal or potential Acquisition Proposal (other than an Acceptable Confidentiality Agreement permitted by and in accordance with the provisions of the Arrangement Agreement); or

(f)

make any public announcement or take any other action inconsistent with, or that could reasonably be likely to be regarded as detracting from, the approval, recommendation or declaration of advisability of the Lake Shore Board of the transactions contemplated in the Arrangement Agreement.

Lake Shore has agreed that it and its representatives and its subsidiaries and their representatives will immediately cease and cause to be terminated any solicitation, encouragement, discussion or negotiation with any Person (other than Tahoe and its subsidiaries) conducted by Lake Shore or any of its representatives or its subsidiaries or any of their representatives with respect to any Acquisition Proposal and, in connection therewith, Lake Shore will discontinue access to any of its confidential information, including access to any data room, virtual or otherwise, to any person (other than access by Tahoe and its representatives).

Notwithstanding the restrictions described above, in the event that Lake Shore receives a bona fide written Acquisition Proposal from any Person after the date of the Arrangement Agreement and prior to the Lake Shore Meeting that was not solicited by Lake Shore and that did not otherwise result from a breach of the terms of the non-solicitation and Acquisition Proposal provisions in the Arrangement Agreement, and where such person making the Acquisition Proposal was not restricted from doing so pursuant to an existing standstill or similar restriction, and subject to Lake Shore’s compliance with the provisions in the Arrangement Agreement, Lake Shore and its representatives may (i) furnish information with respect to it to such person pursuant to an Acceptable Confidentiality Agreement, provided that (x) Lake Shore provides a copy of such Acceptable Confidentiality Agreement to Tahoe promptly upon its execution and prior to furnishing any such information provides Tahoe with two Business Days prior written notice stating Lake Shore’s intention to furnish such information to such Person and (y) Lake Shore contemporaneously provides to Tahoe any non-public information concerning Lake Shore that is provided to such Person which was not previously provided to Tahoe or its representatives, and (ii) participate in any discussions or negotiations regarding such Acquisition Proposal; provided, however, that, prior to taking any action described in clauses (i) or (ii) above, the Lake Shore Board determines in good faith, after consultation with its financial advisors and outside legal counsel, that such Acquisition Proposal would be reasonably likely, if consummated in accordance with its terms, to be a Superior Proposal and that the failure to engage in such discussions or negotiations would be inconsistent with its fiduciary duties.

Lake Shore will promptly (and, in any event, within 24 hours) notify Tahoe, at first orally and thereafter in writing, of any Acquisition Proposal (whether or not in writing) received by Lake Shore, any inquiry received by Lake Shore that could reasonably be expected to lead to an Acquisition Proposal, or any request received by Lake Shore for non-public information relating to Lake Shore in connection with an Acquisition Proposal or for access to the properties, books or records of Lake Shore by any Person that informs Lake Shore that it is considering making an Acquisition Proposal, and such notice will include a copy of the Acquisition Proposal, a description of the material terms and conditions of such inquiry or request and the identity of the Person making such Acquisition Proposal, inquiry or request, and promptly provide to Tahoe such other information concerning such Acquisition Proposal, inquiry or request as Tahoe may reasonably request. Lake Shore will keep Tahoe promptly and fully informed of the status and details (including all amendments) of any such Acquisition Proposal, inquiry or request.

Except as expressly permitted by the terms of the non-solicitation and Acquisition Proposal provisions in the Arrangement Agreement, Lake Shore has also agreed that neither the Lake Shore Board, nor any committee thereof will permit Lake Shore to accept or enter into any Acquisition Agreement requiring Lake Shore to abandon, terminate or fail to consummate the Arrangement or providing for the payment of any break, termination or other fees or expenses to any Person proposing an Acquisition Proposal in the event that Lake Shore completes the transactions contemplated by the Arrangement Agreement or any other transaction with Tahoe or any of its affiliates.

Lake Shore’s Right to Accept a Superior Proposal

The Arrangement Agreement provides that, notwithstanding the foregoing non-solicitation and Acquisition Proposal provisions in the Arrangement Agreement, in the event that Lake Shore receives a bona fide Acquisition Proposal that is a Superior Proposal from any person after the date of the Arrangement Agreement and prior to the Lake Shore Meeting, then the Lake Shore Board may, prior to the Lake Shore Meeting, withdraw, modify, qualify or change in a manner adverse to Tahoe its approval or recommendation of the Arrangement and/or approve or recommend such Superior Proposal or enter into an Acquisition Agreement with respect to such Superior Proposal but only if:

(a)

Lake Shore has given written notice to Tahoe that it has received such Superior Proposal and that the Lake Shore Board has determined that (x) such Acquisition Proposal constitutes a Superior Proposal and (y) the Lake Shore Board intends to withdraw, modify, qualify or change in a manner adverse to Tahoe its approval or recommendation of the Arrangement (including the recommendation that the Lake Shore Shareholders vote in favour of the Arrangement Resolution), and/or enter into an Acquisition Agreement with respect to such Superior Proposal in each case promptly following the making of such determination, together with a summary of the material terms of any proposed Acquisition Agreement or other agreement relating to such Superior Proposal (together with a copy of such agreement and any ancillary agreements) to be executed with the person making such Superior Proposal;

(b)

a period of five full Business Days (such period being the “Superior Proposal Notice Period”) will have elapsed from the date Tahoe received the notice from Lake Shore referred to above, together with the summary of material terms and copies of agreements referred to therein. During the Superior Proposal Notice Period, Tahoe will have the right, but not the obligation, to propose to amend the terms of the Arrangement Agreement and the Arrangement;

(c)

Lake Shore did not breach any of the terms of the non-solicitation and Acquisition Proposal provisions in the Arrangement Agreement in connection with the preparation or making of such Acquisition Proposal and Lake Shore has complied with the other terms of the non-solicitation and Acquisition Proposal provisions in the Arrangement Agreement;

(d)

the Lake Shore Board will have determined in accordance with the terms of the Arrangement Agreement that such Acquisition Proposal remains a Superior Proposal compared to the Arrangement as proposed to be amended by Tahoe;

(e)	Lake Shore concurrently terminates the Arrangement Agreement pursuant to the Superior Proposal termination provisions of the Arrangement Agreement; and

(f)	Lake Shore has previously, or concurrently will have, paid to Tahoe the Lake Shore Termination Fee.

Tahoe Opportunity to Match

Pursuant to the Arrangement Agreement, Lake Shore has acknowledged and agreed that, during the Superior Proposal Notice Period referred to above, Tahoe will have the opportunity, but not the obligation, to propose to amend the terms of the Arrangement Agreement and the Arrangement and, provided that Tahoe has so proposed, the Lake Shore Board will review in good faith any offer made by Tahoe to amend the terms of the Arrangement Agreement and the Arrangement in order to determine, in consultation with its financial advisors and outside legal counsel, whether the proposed amendments would, upon acceptance, result in the Acquisition Proposal previously constituting a Superior Proposal ceasing to be a Superior Proposal. Lake Shore agrees that, subject to Lake Shore’s disclosure obligations under applicable Securities Laws, the fact of the making of, and each of the terms of, any such proposed amendments will be kept strictly confidential and will not be disclosed to any person (including without limitation, the person having made the Superior Proposal), other than Lake Shore’s representatives, without Tahoe’s prior written consent.

If the Lake Shore Board determines that such Acquisition Proposal would cease to be a Superior Proposal as a result of the amendments proposed by Tahoe, Lake Shore will forthwith so advise Tahoe and will promptly thereafter accept the offer by Tahoe to amend the terms of the Arrangement Agreement and the Arrangement and the Parties agree to take such actions and execute such documents as are necessary to give effect to the foregoing.

If the Lake Shore Board continues to believe in good faith, after consultation with its financial advisors and outside legal counsel, that such Acquisition Proposal remains a Superior Proposal and therefore rejects Tahoe’s offer to amend the Arrangement Agreement and the Arrangement, if any, Lake Shore may, subject to compliance with the other provisions of the Arrangement Agreement, terminate the Arrangement Agreement in accordance with the Superior Proposal termination provisions, including payment of the Lake Shore Termination Fee, in order to enter into an Acquisition Agreement in respect of such Superior Proposal.

In the event that a Superior Proposal is modified, each successive modification of such Superior Proposal will constitute a new Superior Proposal and will require a new five full Business Day Superior Proposal Notice Period. If the Lake Shore Meeting is scheduled to occur during a Superior Proposal Notice Period, upon the request of Tahoe, Lake Shore will adjourn or postpone the Lake Shore Meeting to (i) a date specified by Tahoe that is not later than six Business Days after the date on which the Lake Shore Meeting was originally scheduled to be held, or (ii) if Tahoe does not specify such date to the sixth day after the date on which the Lake Shore Meeting was originally scheduled to be held.

The Lake Shore Board will reaffirm its recommendation in favour of the Arrangement by news release promptly after (A) the Lake Shore Board has determined that any Acquisition Proposal is not a Superior Proposal if the Acquisition Proposal has been publicly announced or made; or (B) the Lake Shore Board makes the determination after Tahoe has offered to amend the terms of the Arrangement Agreement that an Acquisition Proposal that has been publicly announced or made and which previously constituted a Superior Proposal has ceased to be a Superior Proposal. Tahoe will be given a reasonable opportunity to review and comment on the form and content of any such news release. Such news release will state that the Lake Shore Board has determined that such Acquisition Proposal is not a Superior Proposal.

Termination

The Arrangement Agreement may be terminated at any time prior to the Effective Time:

(a)	by mutual written consent of Lake Shore and Tahoe;

(b)	by either Lake Shore or Tahoe, if

(i)

the Effective Time does not occur on or before the Outside Date, except that the right to terminate the Arrangement Agreement under this provision will not be available to any Party whose failure to fulfill any of its obligations or breach of any of its representations and warranties under the Arrangement Agreement has been the cause of, or resulted in, the failure of the Effective Time to occur by the Outside Date;

(ii)	if the Lake Shore Meeting is held and the Arrangement Resolution is not approved by the Lake Shore Shareholders in accordance with applicable Laws and the Interim Order;

(iii)	if any Law makes the completion of the Arrangement or the transactions contemplated by the Arrangement Agreement illegal or otherwise prohibited, and such Law has become final and non-appealable, or

(iv)

if the Share Issuance Resolution is not approved by the Tahoe Shareholders either at the Meeting or via written consent in accordance with the Arrangement Agreement and in accordance with applicable Laws.

(c)	by Tahoe, if:

(i)

either (A) Lake Shore and/or the Lake Shore Board, or any committee thereof makes a Change of Recommendation, (B) Lake Shore and/or the Lake Shore Board, or any committee thereof, accepts, approves, endorses or recommends any Acquisition Proposal, (C) Lake Shore enters into an Acquisition Agreement in respect of any Acquisition Proposal (other than an Acceptable Confidentiality Agreement permitted by the Arrangement Agreement) or (D) Lake Shore or the Lake Shore Board publicly proposes or announces its intention to do any of the foregoing;

(ii)	Lake Shore breaches any of its material obligations or material covenants relating to the terms of the non-solicitation and Acquisition Proposal provisions in the Arrangement Agreement;

(iii)

subject to compliance with the notice and cure provisions contained in the Arrangement Agreement, Lake Shore breaches any of its representations, warranties, covenants or agreements contained in the Arrangement Agreement, which breach would cause any of the mutual conditions precedent or the additional conditions precedent to the obligations of Tahoe in the Arrangement Agreement not to be satisfied, provided, however, that Tahoe is not then in breach of the Arrangement Agreement so as to cause any of the mutual conditions precedent or the additional conditions precedent to the obligations of Lake Shore in the Arrangement Agreement not to be satisfied;

(iv)	a Lake Shore Material Adverse Effect or any event, occurrence, circumstance or development that could reasonably be expected to be a Lake Shore Material Adverse Effect has occurred;

(v)

Lake Shore delivers written notice with respect to a determination and decision by the Lake Shore Board that an Acquisition Proposal constitutes a Superior Proposal and that the Lake Shore Board intends to withdraw, modify, qualify or change in a manner adverse to Tahoe its approval or recommendation of the Arrangement and/or enter into an Acquisition Agreement with respect to a Superior Proposal;

(vi)	the Lake Shore Meeting has not occurred by April 30, 2016; or

(vii)

the Lake Shore Board proposes to approve and authorize, or approves and authorizes Lake Shore to enter into, a definitive agreement providing for the implementation of a Superior Proposal prior to the Lake Shore Meeting in accordance with the Arrangement Agreement.

(d)	by Lake Shore, if:

(i)

the Lake Shore Board approves, and authorizes Lake Shore to enter into, a definitive agreement providing for the implementation of a Superior Proposal prior to the Lake Shore Meeting, subject to Lake Shore complying with the terms of the non-solicitation and Acquisition Proposal provisions in the Arrangement Agreement, and payment of the Lake Shore Termination Fee and provided that the Lake Shore Board has determined in good faith, after consultation with its financial advisors and outside legal counsel, that such definitive agreement constitutes a Superior Proposal;

(ii)

subject to compliance with the notice and cure provisions contained in the Arrangement Agreement, Tahoe breaches any of its representations, warranties, covenants or agreements contained in the Arrangement Agreement, which breach would cause any of the mutual conditions precedent or the additional conditions precedent to the obligations of Lake Shore in the Arrangement Agreement not to be satisfied, provided, however, that Lake Shore is not then in breach of the Arrangement Agreement so as to cause any of the mutual conditions precedent or the additional conditions precedent to the obligations of Tahoe in the Arrangement Agreement not to be satisfied; or

(iii)	a Tahoe Material Adverse Effect or any event, occurrence, circumstance or development that could reasonably be expected to be a Tahoe Material Adverse Effect has occurred.

Termination and Expense Fees

Lake Shore Termination Fee

The Arrangement Agreement provides that Lake Shore will pay the Lake Shore Termination Fee if a “Lake Shore Termination Fee Event” occurs. “Lake Shore Termination Fee Event” means any of the following events:

(a)

an Acquisition Proposal will have been made public or proposed publicly to Lake Shore or the Lake Shore Shareholders after the date of the Arrangement Agreement and prior to the Lake Shore Meeting, and:

(i)	either Lake Shore or Tahoe will have exercised its respective termination right under paragraph (b)(i) or paragraph (b)(ii) above under the section entitled “Termination”; and

(ii)

Lake Shore will have (x) completed any Acquisition Proposal within twelve months after the Arrangement Agreement is terminated or (y) entered into an Acquisition Agreement in respect of any Acquisition Proposal or the Lake Shore Board will have recommended any Acquisition Proposal, in each case, within twelve months after the Arrangement Agreement is terminated, which Acquisition Proposal in either case, as it may be modified or amended, is subsequently completed (whether before or after the expiry of such twelve-month period); provided, however, that for the purposes of the foregoing section (a), all references to “20%” in the definition of Acquisition Proposal will be changed to “50%”;

(b)	the Arrangement Agreement will have been terminated by Tahoe pursuant to paragraph (c)(i) or paragraph (c)(ii) above under the section entitled “Termination”;

(c)

the Arrangement Agreement will have been terminated by Tahoe pursuant to paragraph (c)(iii), paragraph (c)(vi) or paragraph (c)(vii) above under the section entitled “Termination” and Lake Shore will have (x) completed any Acquisition Proposal within twelve months after the Arrangement Agreement is terminated or (y) entered into an Acquisition Agreement in respect of any Acquisition Proposal or the Lake Shore Board will have recommended any Acquisition Proposal, in each case, within twelve months after this Agreement is terminated, which Acquisition Proposal in either case, as it may be modified or amended, is subsequently completed (whether before or after the expiry of such twelve month period); or

(d)	the Arrangement Agreement will have been terminated by Lake Shore pursuant to paragraph (d)(i) under the section entitled “Termination” above.

If a Lake Shore Termination Fee Event occurs, Lake Shore will pay to Tahoe the Lake Shore Termination Fee by wire transfer in immediately available funds to an account specified by Tahoe. Lake Shore will pay the Lake Shore Termination Fee to Tahoe on or prior to completion of the applicable Acquisition Proposal (in the case of a Lake Shore Termination Fee Event referred to in paragraph (a) or (c) above), within one Business Day following termination of the Arrangement Agreement (in the case of a Lake Shore Termination Fee Event referred to in paragraph (b) above), or prior to or concurrent with termination of the Arrangement Agreement (in the case of a Lake Shore Termination Fee Event referred to in paragraph (d) above). If Lake Shore does not have sufficient financial resources to pay the Lake Shore Termination Fee, then it will be a condition of any Superior Proposal or in any share or asset acquisition referred to in the Arrangement Agreement where Lake Shore has entered into any agreement to support such share acquisition or to transfer such assets, as applicable, that the person making such Superior Proposal or acquisition, as applicable, will advance or otherwise provide to Lake Shore the cash required to pay the Lake Shore Termination Fee, which amount will be advanced or provided prior to the date on which Lake Shore is required to pay the Lake Shore Termination Fee.

Tahoe Termination Fee

The Arrangement Agreement provides that Tahoe will pay the Tahoe Termination Fee if a “Tahoe Termination Fee Event” occurs. A Tahoe Termination Fee Event will occur if an Acquisition Proposal has been made public or proposed publicly to Tahoe or the Tahoe Shareholders after the date hereof and prior to the Meeting, and either Lake Shore or Tahoe has exercised its termination rights under paragraph (b)(iv) above under the section entitled “Termination”, provided, however, that for the purposes of this paragraph all references to “Lake Shore” or “Lake Shore Shares” in the definition of Acquisition Proposal will be changed to “Tahoe” and all references to “20%” in the definition of Acquisition Proposal will be changed to “50%”.

If a Tahoe Termination Fee Event occurs, Tahoe will pay to Lake Shore the Tahoe Termination Fee by wire transfer in immediately available funds to an account specified by Lake Shore on or prior to termination of the Arrangement Agreement.

Expenses

In addition to Tahoe’s rights to the Lake Shore Termination Fee in the event of a Lake Shore Termination Fee Event, if applicable, if the Arrangement Agreement is terminated pursuant to paragraph (b)(ii) above under the section entitled “Termination”, then Lake Shore will, within two Business Days of such termination, pay or cause to be paid to Tahoe by wire transfer of immediately available funds an expense reimbursement fee of $2.5 million, which amount will be deducted from any Lake Shore Termination Fee which may thereafter be payable to Tahoe pursuant to the Arrangement Agreement.

In addition to Lake Shore’s rights to the Tahoe Termination Fee in the event of a Tahoe Termination Fee Event, if applicable, if the Arrangement Agreement is terminated pursuant to paragraph (b)(iv) above under the section entitled “Termination”, then Tahoe will, within two Business Days of such termination, pay or cause to be paid to Lake Shore by wire transfer of immediately available funds an expense reimbursement fee of $2.5 million, which amount will be deducted from any Tahoe Termination Fee which may thereafter be payable to Lake Shore pursuant to the Arrangement Agreement.

Directors’ and Officers’ Insurance

Tahoe will, or will cause Lake Shore and its subsidiaries to, maintain in effect without any reduction in scope or coverage for six years from the Effective Date customary policies of directors’ and officers’ liability insurance providing protection no less favourable to the protection provided by the policies maintained by Lake Shore and its subsidiaries which are in effect immediately prior to the Effective Date and providing protection in respect of claims arising from facts or events which occurred on or prior to the Effective Date; provided, however, Lake Shore may, in the alternative, purchase run off directors’ and officers’ liability insurance for a period of up to six years from the Effective Date at a cost not exceeding 200% of Lake Shore’s current annual aggregate premium for directors’ and officers’ liability policies currently maintained by Lake Shore.

The Parties agree that all rights to indemnification existing in favour of the present and former directors and officers of Lake Shore (each such present or former director or officer of Lake Shore being herein referred to as an “Indemnified Party” and such persons collectively being referred to as the “Indemnified Parties”) as provided by the bylaws of Lake Shore and contracts or agreements to which Lake Shore is a party and in effect as of the date of the Arrangement Agreement, and, as of the Effective Time, will survive and will continue in full force and effect and without modification, and Lake Shore and any successor to Lake Shore will continue to honour such rights of indemnification and indemnify the Indemnified Parties pursuant thereto, with respect to actions or omissions of the Indemnified Parties occurring prior to the Effective Time, for six years following the Effective Date.

RISK FACTORS

Tahoe Shareholders should carefully consider the following risk factors in evaluating whether to approve the Share Issuance Resolution. These risk factors should be considered in conjunction with the other information included in this Circular, including certain sections of documents publicly filed, which sections are incorporated by reference herein.

Risk Factors Relating to the Arrangement

There can be no certainty that all conditions to the Arrangement will be satisfied. Failure to complete the Arrangement could negatively impact the share price of Tahoe or otherwise adversely affect the business of Tahoe.

Each of Tahoe and Lake Shore has the right to terminate the Arrangement Agreement in certain circumstances. Accordingly, there is no certainty, nor can Tahoe provide any assurance, that the Arrangement Agreement will not be terminated by either Tahoe or Lake Shore before the completion of the Arrangement. In addition, the completion of the Arrangement is subject to a number of conditions precedent, certain of which are outside the control of Tahoe or Lake Shore, including Lake Shore Shareholders approving the Arrangement Resolution, Tahoe Shareholders approving the Share Issuance Resolution and required regulatory approvals being obtained by the Parties. There is no certainty, nor can Tahoe provide any assurance, that these conditions will be satisfied. If for any reason the Arrangement is not completed, the market price of Tahoe Shares and Lake Shore Shares may be adversely affected. Certain costs related to the Arrangement, such as legal, accounting and certain financial advisor fees, must be paid by Tahoe even if the Arrangement is not completed.

Mineral Reserve and Mineral Resource figures pertaining to Lake Shore’s properties are only estimates and are subject to revision based on developing information.

Information pertaining to Lake Shore’s Mineral Reserves and Mineral Resources presented in this Circular or incorporated by reference herein, including such information as it pertains to the Bell Creek Complex and Timmins West Complex, are estimates and no assurances can be given as to their accuracy. Such estimates are, in large part, based on interpretations of geological data obtained from drill holes and other sampling techniques. Actual mineralization or formations may be different from those predicted. Mineral Reserve and Mineral Resource estimates are materially dependent on the prevailing price of minerals, including gold, and the cost of recovering and processing minerals at the individual mine sites. Market fluctuations in the price of minerals, including gold, or increases in recovery costs, as well as various short-term operating factors, may cause a mining operation to be unprofitable in any particular accounting period. The estimates of Mineral Reserves and Mineral Resources attributable to any specific Lake Shore Property are based on accepted engineering and evaluation principles. The estimated amount of contained minerals in Proven and Probable Mineral Reserves does not necessarily represent an estimate of a fair market value of the evaluated properties.

Tahoe may not realize the benefits of the combined company’s growth projects.

As part of its strategy, Tahoe will continue its efforts to develop new precious metal projects and will have an expanded portfolio of such projects as a result of the Arrangement with Lake Shore. A number of risks and uncertainties are associated with the development of these types of projects, including political, regulatory, design, construction, labour, operating, technical and technological risks, uncertainties relating to capital and other costs and financing risks.

The level of production and capital and operating cost estimates relating to the expanded portfolio of growth projects, which are used in establishing ore/Mineral Reserve estimates for determining and obtaining financing and other purposes, are based on certain assumptions and are inherently subject to significant uncertainties. It is very likely that actual results for Tahoe’s projects will differ from its current estimates and assumptions, and these differences may be material. In addition, experience from actual mining or processing operations may identify new or unexpected conditions which could reduce production below, and/or increase capital and/or operating costs above, Tahoe’s current estimates. If actual results are less favourable than Tahoe currently estimates, the combined company’s business, results of operations, financial condition and liquidity could be materially adversely impacted.

The integration of Tahoe and Lake Shore may not occur as planned.

The Arrangement Agreement has been entered into with the expectation that its successful completion will result in increased gold production, increased earnings and cost savings by taking advantage of operating and other synergies to be realized from the consolidation of Tahoe and Lake Shore and enhanced growth opportunities for the combined company. These anticipated benefits will depend in part on whether Tahoe and Lake Shore’s operations can be integrated in an efficient and effective manner. Most operational and strategic decisions and certain staffing decisions with respect to the combined company have not yet been made. These decisions and the integration of the two companies will present challenges to management, including the integration of systems and personnel of the two companies, and special risks, including possible unanticipated liabilities, unanticipated costs, and the loss of key employees. The performance of operations acquired from Lake Shore in the Arrangement after completion of the Arrangement could be adversely affected if the combined company cannot retain key employees to assist in the integration and operation of Lake Shore and Tahoe. As a result of these factors, it is possible that the cost reductions and synergies expected from the combination of Tahoe and Lake Shore will not be realized. In addition, such synergies assume certain realized long-term metals and consumable commodities prices and foreign exchange rates. If actual prices were below such assumed prices, the realization of potential synergies could be adversely effected.

The Arrangement is subject to satisfaction or waiver of several conditions.

The Arrangement is conditional upon, among other things, Lake Shore Shareholder Approval, Tahoe Shareholder Approval and Tahoe and/or Lake Shore having obtained all government or Regulatory Approvals required by law, policy or practice, including Competition Act Approval. A substantial delay in obtaining satisfactory approvals or the imposition of unfavourable terms or conditions in any government or Regulatory Approvals could have an adverse effect on the business, financial condition or results of operations of Tahoe.

Tahoe may be subject to significant capital requirements and operating risks associated with its expanded operations and its expanded portfolio of growth projects.

Tahoe must generate sufficient internal cash flows and/or be able to utilize available financing sources to finance its growth and sustain capital requirements. If Tahoe does not realize satisfactory prices for the gold that Lake Shore produces, it could be required to raise very significant additional capital through the capital markets and/or incur significant borrowings to meet its capital requirements. These financing requirements could adversely affect Tahoe’s credit ratings and its ability to access the capital markets in the future to meet any external financing requirements Tahoe might have. If there are significant delays in when these projects are completed and are producing on a commercial and consistent scale, and/or their capital costs were to be significantly higher than estimated, these events could have a significant adverse effect on Tahoe’s results of operation, cash flow from operations and financial condition. In addition, Tahoe’s mining operations and processing and related infrastructure facilities are subject to risks normally encountered in the mining and metals industry. Such risks include, without limitation, environmental hazards, industrial accidents, labour disputes, changes in laws, technical difficulties or failures, late delivery of supplies or equipment, unusual or unexpected geological formations or pressures, cave-ins, pit-wall failures, rock falls, unanticipated ground, grade or water conditions, flooding, periodic or extended interruptions due to the unavailability of materials and force majeure events. Such risks could result in damage to, or destruction of, mineral properties or producing facilities, personal injury, environmental damage, delays in mining or processing, losses and possible legal liability. Any prolonged downtime or shutdowns at Tahoe’s mining or processing operations could materially adversely affect Tahoe’s business, results of operations, financial condition and liquidity.

The issuance of a significant number of Tahoe Shares and a resulting “market overhang” could adversely affect the market price of Tahoe Shares after completion of the Arrangement.

On completion of the Arrangement, a significant number of additional Tahoe Shares will be available for trading in the public market. See also “The Arrangement – Approvals – Tahoe Shareholder Approval”. The increase in the number of Tahoe Shares may lead to sales of such shares or the perception that such sales may occur, either of which may adversely affect the market for, and the market price of, Tahoe Shares. The potential that Tahoe Shareholders may sell their Tahoe Shares in the public market (commonly referred to as “market overhang”), as well as any actual sales of such Tahoe Shares in the public market, could adversely affect the market price of the Tahoe Shares.

Market value received by Lake Shore Shareholders may increase or decrease.

Pursuant to the provisions of the Arrangement Agreement, each Lake Shore Shareholder, other than a Lake Shore Shareholder who validly exercises their Dissent Rights, will receive 0.1467 of a Tahoe Share for each Lake Shore Share held. Replacement Options will also be exchanged for Lake Shore Options and Temex Options on the basis of the Option Exchange Ratio. The Consideration is fixed and will not increase or decrease due to fluctuations in the market price of the Lake Shore Shares or Tahoe Shares. The market value of the Consideration that Lake Shore Shareholders will receive pursuant to the Arrangement will depend on the market price of the Tahoe Shares on the Effective Date. If the market price of the Tahoe Shares increases or decreases, the market value of the Tahoe Shares that Lake Shore Shareholders receive will correspondingly increase or decrease. As a result, the market value being paid by Tahoe for all of the outstanding Lake Shore Shares could be greater (or less) than anticipated by the Board. Many of the factors that affect the market price of the Lake Shore Shares or Tahoe Shares are beyond the control of Lake Shore or Tahoe. These factors include fluctuations in the price of gold, changes in the regulatory environment, adverse political developments, prevailing conditions in the capital markets, interest rate and exchange rate fluctuations.

There may be potential undisclosed liabilities associated with the Arrangement.

In connection with the Arrangement, there may be liabilities that Tahoe failed to discover or was unable to quantify in its due diligence (which was conducted prior to the execution of the Arrangement Agreement). The representations, warranties and indemnities contained in the Arrangement Agreement will not survive past the Effective Date.

The unaudited pro forma condensed consolidated financial statements of Tahoe are presented for illustrative purposes only and may not be an indication of Tahoe’s financial conditions or results of operations following the Arrangement.

The unaudited pro forma condensed consolidated financial statements contained in this Circular are presented for illustrative purposes only as of their respective dates and may not be an indication of the financial condition or results of operations of Tahoe following the Arrangement for several reasons. For example, the unaudited pro forma condensed consolidated financial statements have been derived from the respective historical financial statements of Tahoe and Lake Shore and certain adjustments and assumptions made as of the dates indicated therein have been made to give effect to the Arrangement and the other respective relevant transactions. The information upon which these adjustments and assumptions have been made is preliminary and these kinds of adjustments and assumptions are difficult to make with complete accuracy. See “Management Information Circular - Forward-Looking Information”. Moreover, the unaudited pro forma condensed consolidated financial statements do not reflect all costs expected to be incurred by the Tahoe and Lake Shore in connection with the Arrangement. For example, the impact of any incremental costs incurred in integrating Tahoe and Lake Shore is not reflected in the unaudited pro forma condensed consolidated financial statements.

Risk Factors Relating to Lake Shore

Upon the completion of the Arrangement, Tahoe will acquire all of the outstanding Lake Shore Shares. An investment in Lake Shore could be subject to certain risks which may differ or be in addition to the risks applicable to an investment in the Company. A description of the risk factors applicable to Lake Shore is contained under the heading “Risk Factors” in Lake Shore’s Annual Information Form dated March 27, 2015, and in Lake Shore’s other filings on SEDAR and EDGAR.

Risk Factors Relating to Tahoe

Whether or not the Arrangement is completed, the Company will continue to face many of the risks that it currently faces with respect to its business and affairs. A description of the risk factors applicable to the Company is contained under the heading “Risk Factors” in the Company’s Annual Information Form dated March 11, 2015 and its Short Form Prospectus dated June 23, 2015, and in the Company’s other filings on SEDAR and EDGAR.

INFORMATION CONCERNING LAKE SHORE

For further information regarding Lake Shore, please refer to Appendix “D”.

INFORMATION CONCERNING TAHOE

For further information regarding Tahoe, please refer to Appendix “E”.

INFORMATION CONCERNING THE COMBINED COMPANY
UPON COMPLETION OF THE ARRANGEMENT

For further information regarding Tahoe and Lake Shore upon completion of the Arrangement, please refer to Appendix “F”.

INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON

To the best of our knowledge, except as otherwise disclosed herein, no person who has been a director or executive officer of the Company at any time since the beginning of the Company’s last completed financial year, nor any associate or affiliate of the foregoing persons, has any substantial or material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted on at the Meeting.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

As of the date of this Circular, no informed person of the Company, proposed director of the Company, or any associate or affiliate of any informed person or proposed director, has had a material interest in any transaction since the commencement of the Company’s most recently completed financial year or has a material interest in any proposed transaction which has materially affected or would affect the Company or any of its subsidiaries.

AUDITORS

Deloitte LLP, Chartered Professional Accountants, of 1055 Dunsmuir Street, Suite 2800, 4 Bentall Centre, Vancouver, British Columbia, are the auditors of the Company and are independent of the Company within the meanings of the Rules of Professional Conduct of the Chartered Professional Accounts of British Columbia. Deloitte LLP was first appointed auditor of the Company on August 27, 2012.

INTERESTS OF EXPERTS

The audited consolidated financial statements of Lake Shore as at December 31, 2015 and 2014 and for each of the years then ended, incorporated by reference in this Circular, have been audited by Deloitte LLP. Deloitte LLP has advised that it is independent with respect to Lake Shore within the meaning of the Rules of Professional Conduct of the Chartered Professional Accountants of Ontario.

With respect to technical information relating to Tahoe contained in this Circular or in a document incorporated by reference herein, the following is a list of persons or companies named as having prepared or certified a statement, report or valuation and whose profession or business gives authority to the statement, report or valuation made by the person or company:

•

Conrad E. Huss, P.E., of M3 Engineering & Technology Corporation, Thomas L. Drielick, P.E., of M3 Engineering & Technology Corporation, Daniel Roth, P.E., of M3 Engineering & Technology Corporation, Paul Tietz, C.P.G., of Mine Development Associates, Matthew Blattman, P.E., of Blattman Brothers Consulting LLC and Jack Cadwell, P.E., of Robertson GeoConsultants prepared a technical report entitled “Escobal Mine Guatemala NI 43-101 Feasibility Study” dated November 5, 2014 (the “Escobal Feasibility Study”);

•

Enrique Garay, M Sc. (MAIG), of Rio Alto Mining Limited, Ian Dreyer, B.App. Sc., MAusIMM(CP), of Rio Alto Mining Limited, Tim Williams, FAusIMM, of Rio Alto Mining Limited, Greg Lane, FAusIMM, of Ausenco Ltd., Scott Elfen, P.E., of Ausenco Engineering Canada Ltd., and Fernando Angeles, M.Eng (Min), P.Eng, of Mining Plus Peru SAC prepared a technical report titled “La Arena Project, Peru, Technical Report (NI 43-101)” dated February 27, 2015 with an effective date of December 31, 2014 (the “La Arena Technical Report”);

•

Charles Muerhoff, SME RM, Vice President Technical Services of Tahoe, is the Qualified Person who verified all scientific and technical information in this Circular relating to updates to the Escobal Mine disclosure since the date of the Escobal Feasibility Study and relating to updates to the La Arena Mine disclosure since the date of the La Arena Technical Report; and

•

Carl E. Defilippi, M.Sc., C.E.M., of Kappes, Cassiday & Associates, Charles Muerhoff, B.Sc., SME RM, Vice President Technical Services of Tahoe, and Tim Williams, M.Sc., FAusIMM, Vice President Operations & Peru Country Manager of Tahoe prepared the technical report titled “Technical Report on the Shahuindo Mine, Cajabamba, Peru” dated January 25, 2016 with an effective date of January 1, 2016.

To the Company’s knowledge, each of the foregoing firms or persons beneficially owns, directly or indirectly, less than 1% of the issued and outstanding Tahoe Shares or Lake Shore Shares.

With respect to technical information relating to Lake Shore contained in this Circular or in a document incorporated by reference herein, the following is a list of persons or companies named as having prepared or certified a statement, report or valuation and whose profession or business gives authority to the statement, report or valuation made by the person or company:

•

Eric Kallio, P. Geo, and Natasha Vaz, P. Eng, entitled “43-101 Technical Report, Updated Mineral Reserve Estimate for Timmins West Mine and Initial Resource Estimate for the 144 Gap Deposit, Timmins, Ontario, Canada” dated February 29, 2016, with an effective date of December 31, 2015; and

•

Eric Kallio, P. Geo, and Natasha Vaz, P. Eng, entitled “NI 43-101 Technical Report, Updated Mineral Reserve Estimate For Bell Creek Mine, Hoyle Township, Timmins, Ontario, Canada” dated March 27, 2015, with an effective date of December 31, 2014.

To the Company’s knowledge, each of the foregoing firms or persons beneficially owns, directly or indirectly, less than 1% of the issued and outstanding Tahoe Shares or Lake Shore Shares.

LEGAL MATTERS

Certain legal matters in connection with the Arrangement as they pertain to the Company will be passed upon by McMillan LLP. Certain legal matters in connection with the Arrangement as they pertain to Lake Shore will be passed upon by Cassels Brock & Blackwell LLP.

OTHER INFORMATION AND MATTERS

As at the date of this Circular, management of Tahoe is not aware of any other matters which may come before the Meeting other than as set forth in the Notice of Meeting that accompanies this Circular. If any other matter properly comes before the Meeting, it is the intention of the persons named in the enclosed Proxy to vote the Tahoe Shares represented thereby in accordance with their best judgment on such matter.

There is no information or matter not disclosed in this Circular but known to the Company that would be reasonably be expected to affect the decision of the Tahoe Shareholders to vote for or against the Share Issuance Resolution.

ADDITIONAL INFORMATION

Additional information relating to the Company can be found on SEDAR at www.sedar.com or the Company’s website at www.tahoeresourcesinc.com. Information on the Company’s website is not incorporated by reference in this Circular. Copies of the Company’s audited consolidated financial statements and management’s discussion and analysis for the year ended December 31, 2014 are available upon request from the Company’s Corporate Secretary at 5310 Kietzke Lane, Suite 200, Reno, Nevada, United States, 89511, telephone: (775) 448-5800, fax: 775 398-7020 or via email at info@tahoeresourcesinc.com. Copies of these documents will be provided free of charge to securityholders of the Company. The Company may require the payment of a reasonable charge from any person or company who is not a security holder of the Company, who requests a copy of any such document.

DIRECTORS’ APPROVAL

The contents of this Circular and its distribution to Tahoe Shareholders have been approved by the Board of Directors.

Lake Shore has provided the information contained in this Circular concerning Lake Shore and its business and operations and Lake Shore’s financial information and financial statements. Tahoe assumes no responsibility for the accuracy or completeness of such information, nor for any omission on the part of Lake Shore to disclose facts or events which may affect the accuracy of any such information.

DATED at Vancouver, British Columbia on March 1, 2016.

BY ORDER OF THE BOARD OF DIRECTORS

“C. Kevin McArthur”

C. Kevin McArthur
Executive Chair & Chief Executive Officer

CONSENT OF GMP SECURITIES L.P.

To:	The Directors of Tahoe Resources Inc.

We hereby consent to the references to our firm name and to the reference to our fairness opinion dated February 7, 2016 (the “Opinion”) contained under the headings “Frequently Asked Questions About the Arrangement and the Meeting”, “Summary – Recommendation of the Board of Directors”, “Summary – Reasons for the Arrangement”, “Summary – Fairness Opinion”, “The Arrangement - Background to the Arrangement”, and “The Arrangement – Fairness Opinion”, and the inclusion of the text of the Opinion dated February 7, 2016 as Appendix “C” to the Circular dated March 1, 2016. The Opinion was given as at February 7, 2016 and remains subject to the assumptions, qualifications and limitations contained therein. In providing our consent, we do not intend that any person other than the Board of Directors of Tahoe Resources Inc. will be entitled to rely upon the Opinion.

(Signed) “GMP Securities L.P.”

Toronto, Canada
March 1, 2016

APPENDIX “A”
SHARE ISSUANCE RESOLUTION

RESOLUTION OF THE SHAREHOLDERS
OF TAHOE RESOURCES INC. (the “Company”)

BE IT RESOLVED THAT:

A.      The Company is hereby authorized to issue up to 83,519,672 common shares in the capital of the Company as is necessary to allow the Company to acquire 100% ownership of Lake Shore Gold Corp. (“Lake Shore”) pursuant to an arrangement transaction (the “Arrangement”) in accordance with an arrangement agreement dated as of February 8, 2016 between Lake Shore and the Company, as it may be amended from time to time (the “Arrangement Agreement”), as more particularly described in the Company’s management information circular dated March 1, 2016 (the “Circular”), including, but not limited to, the issuance of common shares in the capital of the Company upon the exercise of replacement options of the Company issued in exchange for options of Lake Shore and its subsidiaries and the issuance of common shares in the capital of the Company for any other matters contemplated by or related to the Arrangement (as the Arrangement may be, or may have been, modified or amended in accordance with its terms).

B.      The Company is hereby further authorized to issue such number of common shares in the capital of the Company as is necessary to meet its obligations to Lake Shore as contemplated in the Arrangement Agreement.

C.      Notwithstanding that this resolution has been duly passed by the holders of the common shares of the Company, the directors of the Company are hereby authorized and empowered, if they decide not to proceed with the aforementioned resolution, to revoke this resolution at any time prior to the closing date of the Arrangement, without further notice to or approval of the shareholders of the Company.

D.      The directors and officers of the Company or any one or more of them be and they are hereby authorized to do such things as may be necessary or desirable to accomplish the foregoing.

A - 1

APPENDIX “B”
UNAUDITED PRO FORMA FINANCIAL STATEMENTS

UNAUDITED PRO FORMA CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2015

This page intentionally left blank.

PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF
FINANCIAL POSITION
(Unaudited - Expressed in Thousands of United States Dollars)
As at September 30, 2015

	Tahoe
	Resources	Lake Shore	Pro Forma		Pro Forma
	Inc.	Gold Corp.	Adjustments	Notes	Consolidated
		Schedule 1
ASSETS
Current
Cash and cash equivalents	$110,553	$70,559	$-		$181,112
Trade and other receivables	45,397	3,566	-		48,963
Inventories	71,272	14,250	2,305	6f	87,827
Other	6,020	-	-		6,020
	233,242	88,375	2,305		323,922
Non-current
Mineral interests	1,869,514	393,393	209,360	6g	2,472,267
Goodwill	63,761	-	3,627	6j	67,388
Deferred tax asset	-	-	25,158	6n	25,158
VAT and other	38,752	3,490	-		42,242
	1,972,027	396,883	238,145		2,607,055
Total Assets	$2,205,269	$485,258	$240,450		$2,930,977
LIABILITIES
Current
Accounts payable and accrued liabilities	$118,825	$20,968	$27,354	6h,d, e	$167,147
Current portion of lease obligations	6,599	7,348	-	6q	13,947
Debt	35,000	-	-		35,000
Income tax payable	6,575	-	-		6,575
Other	-	3,494	(1,630)	6l	1,864
	166,999	31,810	25,724		224,533
Non-current
Reclamation provision	29,810	5,182	-	6q	34,992
Lease obligation	9,403	7,273	-	6q	16,676
Long-term debt	-	68,408	3,336	6k	71,744
Deferred tax liability	206,353	-	67,913	6o	274,266
Other	10,060	2,476	(2,476)	6l	10,060
Total liabilities	422,625	115,149	94,497		632,271
SHAREHOLDERS’ EQUITY
Share capital	1,912,819	768,770	(232,117)	6a,i,m	2,449,472
Reserves	18,485	24,103	(13,224)	6b,c,m	29,364
Equity portion of convertible debentures	-	10,659	(10,659)	6m	-
(Deficit) Earnings	(148,660)	(433,423)	401,953	6m	(180,130)
Total Shareholders’ Equity	1,782,644	370,109	145,953		2,298,706
Total Liabilities and Shareholders’ Equity	$2,205,269	$485,258	$240,450		$2,930,977

PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
(Unaudited - Expressed in Thousands of United States Dollars, Except Per Share and Share Information)
For The Nine Months Ended September 30, 2015

	Tahoe
	Resources	Lake Shore	Pro Forma		Pro Forma
	Inc.	Gold Corp.	Adjustments	Notes	Consolidated
	Schedule 4	Schedule 2
Revenues	$432,592	$166,370	$-		$598,962
Operating costs
Production costs	208,465	80,293	-		288,758
Royalties	29,431	-	-		29,431
Depreciation and depletion	68,848	48,505	14,726	6p	132,079
Total operating costs	306,744	128,798	14,726		450,268
Mine operating earnings	125,848	37,572	(14,726)		148,694

Other operating expenses
Exploration	6,516	14,462	-		20,978
General and administrative	52,636	8,858	-		61,494
Other	-	155	-		155
Total other operating expenses	59,152	23,475	-		82,627
Earnings from operations	66,696	14,097	(14,726)		66,067

Other expense (income)
Interest expense	3,508	7,271	-		10,779
Net foreign exchange loss	2,603	-	-		2,603
Gain on investment	(684)	-	-		(684)
Other expense (income)	1,864	(3,643)	-		(1,779)
Total other expense (income)	7,291	3,628	-		10,919

Earnings before income taxes	59,405	10,469	(14,726)		55,148
Income tax expense	44,559	-	-		44,559
Deferred income tax recovery	(5,710)	-	(4,271)	6p	(9,981)
Earnings	$20,556	$10,469	$(10,455)		$20,570

Earnings per share
Basic	$0.10			8	$0.08
Diluted	$0.10			8	$0.08

Weighted average shares outstanding
Basic (000’s)	200,969,554			8	269,264,141
Diluted (000’s)	201,213,140			8	272,406,408

PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
(Unaudited - Expressed in Thousands of United States Dollars, Except Per Share and Share Information)
For The Year Ended December 31, 2014

	Tahoe
	Resources	Lake Shore	Pro Forma		Pro Forma
	Inc.	Gold Corp.	Adjustments	Notes	Consolidated
	Schedule 5	Schedule 3
Revenues	$620,673	$231,887	$-		$852,560
Operating costs
Production costs	255,838	108,910	-		364,748
Royalties	20,830	-	-		20,830
Depreciation and depletion	91,335	64,936	22,888	6p	179,159
Total operating costs	368,003	173,846	22,888		564,737
Mine operating earnings	252,670	58,041	(22,888)		287,823

Other operating expenses
Exploration	8,345	3,023	-		11,368
General and administrative	39,848	12,252	-		52,100
Other	-	1,514	-		1,514
Total other operating expenses	48,193	16,789	-		64,982
Earnings from operations	204,477	41,252	(22,888)		222,841

Other expense
Interest expense	6,508	16,901	-		23,409
Net foreign exchange loss	906	-	-		906
Other (income) expense	(2,883)	2,973	-		90
Total other expense	4,531	19,874	-		24,405

Earnings before income taxes	199,946	21,378	(22,888)		198,436
Income tax expense	72,573	-	-		72,573
Deferred income tax recovery	(523)	-	(6,637)	6p	(7,160)
Earnings	$127,896	$21,378	$(16,251)		$133,023

Earnings per share
Basic	$0.57			8	$0.46
Diluted	$0.57			8	$0.45

Weighted average shares outstanding
Basic (000’s)	222,630,755			8	291,691,347
Diluted (000’s)	223,217,647			8	295,176,920

NOTES TO THE PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited - Expressed in Thousands of United States Dollars, Except as Otherwise Stated)
For The Nine Months Ended September 30, 2015 and The Year Ended December 31, 2014

1.	DESCRIPTION OF THE TRANSACTION

The accompanying unaudited pro forma condensed consolidated financial statements of Tahoe Resources Inc. (“Tahoe”) have been prepared to give effect to the definitive agreement (the “Arrangement Agreement”) entered into by Tahoe and Lake Shore Gold Corp (“Lake Shore”), dated February 8, 2016 pursuant to which Tahoe will directly acquire all issued and outstanding common shares of Lake Shore by way of a plan of arrangement (the “Lake Shore Transaction”).

Under the terms of the Arrangement Agreement, each issued and outstanding common share of Lake Shore Gold will be exchanged for 0.1467 of a Tahoe common share (the “Exchange Ratio”). Upon closing of the Arrangement, existing Tahoe and Lake Shore Gold shareholders will own approximately 74% and 26% of the pro-forma company, respectively, on a fully diluted in-the-money basis.

Based on the closing price of the Company’s common shares on the Toronto Stock Exchange (“TSX”) of CAD$11.66 on February 5, 2016, the offer implies consideration of CAD$1.71 per Lake Shore Gold common share which represents a premium of 14.8% to the closing price of Lake Shore Gold common shares of CAD$1.49 on the TSX on February 5, 2016 and a premium of 25.7% based on the volume weighted average prices of each respective company on the TSX for the 20-day period ending on February 5, 2016. The implied equity value (assuming the conversion of in-the-money convertible debentures) is equal to $679 million (CAD$945 million). The final transaction value will be determined upon closing of the Lake Shore Transaction.

The accompanying unaudited pro forma condensed consolidated financial statements of Tahoe have been prepared to give effect to the Lake Shore Transaction.

2.	BASIS OF PREPARATION

The unaudited pro forma condensed consolidated statement of operations for the nine months ended September 30, 2015 and the unaudited pro forma consolidated statement of operations for the year ended December 31, 2014 combine the historical consolidated statements of operations of Tahoe, Rio Alto Mining Limited (“Rio Alto”), which was acquired on April 1, 2015 (the “Rio Alto Acquisition”), and Lake Shore to give effect to the Lake Shore Transaction and Rio Alto Acquisition as if they had occurred on January 1, 2014.

The unaudited pro forma condensed consolidated statements of financial position as at September 30, 2015 combines the historical consolidated statement of financial position of Tahoe, as at that date, and the audited annual consolidated statements of financial position of Lake Shore as at December 31, 2015 to give effect to the Lake Shore Transaction as if it had occurred on September 30, 2015.

Error! Reference source not found. - 6

NOTES TO THE PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited - expressed in 000’s of USD, except as otherwise stated)

Lake Shore’s historical results of operations for the nine months ended September 30, 2015 and December 31, 2014 have not been adjusted to reflect the Lake Shore Transaction of Temex Resources (“Temex”) by Lake Shore as it was accounted for as an asset acquisition and not a business combination and is therefore not considered an indirect acquisition under National Instrument 51-102 – Continuous Disclosure Obligations.

The historical audited consolidated financial statements of Rio Alto for the year ended December 31, 2014 have not been adjusted to give effect to the acquisition of Sulliden Gold Corporation Limited (“Sulliden”) which occurred in August 5, 2014. Rio Alto’s historical financial information does not give pro forma effect to the Sulliden acquisition because Rio Alto had consolidated the results of Sulliden since the date of the acquisition and as the pro forma impact of the seven-month period beginning January 1, 2014 through July 31, 2014 was determined to not be material. The operations of Sulliden have been included in Rio Alto’s operations from August 5, 2014.

The unaudited pro forma condensed consolidated financial statements were based on and should be read in conjunction with the following:

•	Unaudited condensed consolidated interim financial statements of Tahoe as at and for the nine months ended September 30, 2015 and the accompanying notes;

•	Unaudited condensed consolidated interim financial statements of Lake Shore as at and for the nine months ended September 30, 2015 and the accompanying notes;

•	Audited consolidated financial statements of Tahoe for the year ended December 31, 2014 and the accompanying notes;

•	Audited consolidated financial statements of Lake Shore for the year ended December 31, 2015 and December 31, 2014 and the accompanying notes;

•	Audited consolidated financial statements of Rio Alto for the year ended December 31, 2014 and the accompanying notes; and
•	Unaudited condensed consolidated interim financial statements of Rio Alto for the three months ended March 31, 2015 as disclosed in Tahoe’s Business Acquisition Report dated June 12, 2015.

The aforementioned documents are available on the System for Electronic Document Analysis and Retrieval (“SEDAR”) at www.sedar.com or on the respective company’s websites.

The historical consolidated financial statements of Rio Alto and Lake Shore have been adjusted to give effect to the following pro forma events:

•	Those that are directly attributable to the Rio Alto Acquisition and Lake Shore Transaction;

•	Those that are factually supportable; and

•	Those with respect to the pro forma consolidated statements of operations expected to have a continuing impact on the consolidated results.

The unaudited pro forma condensed consolidated financial statements have been presented for informational purposes only. The pro forma information is not necessarily indicative of what Tahoe’s financial position or financial performance actually would have been had the Lake Shore Transaction been completed as of the dates indicated and does not purport to project the future financial position or operating results of Tahoe.

NOTES TO THE PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited - expressed in 000’s of USD, except as otherwise stated)

The unaudited pro forma condensed consolidated financial statements have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”) effective as of September 30, 2015.

The Lake Shore Transaction is considered to be a business combination under IFRS 3 – Business combinations (“IFRS 3”). The unaudited pro forma condensed consolidated financial statements have been prepared using the acquisition method of accounting in accordance with IFRS 3. Accordingly, the purchase price calculation and purchase price allocation are dependent upon fair value estimates and assumptions as at the Lake Shore Transaction date. There are instances where adequate information is not available at the time of the preparation of these unaudited pro forma condensed consolidated financial statements to perform an estimate of fair value. Tahoe will finalize all amounts as it obtains the information necessary to complete the measurement process, which can be no later than one year from the Lake Shore Transaction date. Accordingly, pro forma adjustments contained herein are preliminary and have been made solely for the purpose of providing unaudited pro forma condensed consolidated financial statements. Differences between preliminary estimates and final amounts may occur and these differences could be material to the accompanying unaudited pro forma condensed consolidated financial statements of Tahoe and Tahoe’s future performance and financial position.

These unaudited pro forma condensed consolidated financial statements are presented for illustrative purposes only and do not reflect the additional savings or costs that may result from the transaction. There can be no assurance that cost savings and synergies will be achieved; however, if achieved, these could result from the reduction of overhead and elimination of duplicative functions. Similarly, no amounts have been included in the purchase price allocation for the estimated costs to be incurred to achieve savings or other benefits of the transaction.

3.	HISTORICAL CONSOLIDATED FINANCIAL STATEMENTS

a)	LAKE SHORE

In order to give pro forma effect to the Lake Shore Transaction on the historical consolidated statements of financial position and consolidated statement of operations of Tahoe as at and for the nine months ended September 30, 2015 and the consolidated statements of operation for the year ended December 31, 2014, Lake Shore’s historical audited consolidated statement of financial position as at December 31, 2015, historical unaudited condensed interim consolidated statements of comprehensive income as at and for the nine months ended September 30, 2015 and audited consolidated statement of comprehensive loss for the year ended December 31, 2014 have been adjusted to give effect to the items that would have been settled had they occurred as of September 30, 2015 and January 1, 2014, respectively.

These calculated results are not historical financial information and are the best estimate for that period for which no public information was released. Actual information may be substantially different from calculated information.

NOTES TO THE PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited - expressed in 000’s of USD, except as otherwise stated)

b)	TAHOE

In order to give pro forma effect to Tahoe’s acquisition of Rio Alto on the historical consolidated statement of operations of Tahoe for the nine months ended September 30, 2015 and the consolidated statement of operations for the year ended December 31, 2014, Rio Alto’s historical unaudited condensed interim consolidated statement of net income and comprehensive income for the three months ended March 31, 2015 and the audited consolidated statement of net income and comprehensive income for the year ended December 31, 2014 have been adjusted to give effect to the items that would have been settled had they occurred as of January 1, 2014 (Schedules 4 and 5, respectively).

These calculated results are not historical financial information and are the best estimate for that period for which no public information was released. Actual information may be substantially different from calculated information.

The pro forma condensed consolidated statement of operations of Tahoe for the nine months ended September 30, 2015 was prepared using Tahoe’s historical unaudited condensed interim statement of operations for the nine months ended September 30, 2015 and Rio Alto’s unaudited condensed interim statement of operations for the three months ended March 31, 2015 which were released in the BAR dated June 12, 2015 (Schedule 4).

4.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

These unaudited pro forma condensed consolidated financial statements have been compiled using the significant accounting policies as set out in the consolidated financial statements of Tahoe as at September 30, 2015 and December 31, 2014. Management has determined, based on their initial assessment that the following basis of presentation and accounting policies differ between the two companies:

•

Lake Shore’s functional currency is the Canadian dollar (“CAD”) which results in foreign exchange differences recognized in other comprehensive income upon translation to USD. The Lake Shore financial statements have been translated into USD using exchange rates of 0.7225 at December 31, 2015 and average rates of 0.7937 and 0.9053 for the nine months ended September 30, 2015 and the year ended December 31, 2014, respectively (Schedules 1,2 and 3);

•	Lake Shore’s depletion is calculated on a unit of production basis over measured and indicated resources. Tahoe’s basis for depletion is over proven and probable reserves.

Pro forma adjustments were made as described in note 6 and are necessary for the relevant items of Lake Shore’s consolidated financial statements to conform to the accounting policies used by Tahoe in the preparation of its consolidated financial statements. Tahoe is currently evaluating the impact of potential changes in accounting policies noted above and have therefore not included any specific adjustments in the pro forma unaudited condensed consolidated financial statements for such matters.

NOTES TO THE PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited - expressed in 000’s of USD, except as otherwise stated)

Management has determined, based on their initial assessment that the following accounting policies in the following areas will have to be adopted upon completion of the Lake Shore Transaction as they are not currently applicable to Tahoe:

•	Investments in associates;
•	Joint arrangements;
•	Equity(flow-through shares);
•	Available for sale financial instruments; and
•	Employee benefits (defined contribution pension plan).

5.	PURCHASE PRICE ALLOCATION

Lake Shore constitutes a business as defined by IFRS 3, and consequently, the Company has applied the principles of IFRS 3 in accounting for the acquisition of 100% of the issued and outstanding common shares of Lake Shore.

A summary of the preliminary purchase price to the acquired assets and liabilities assumed is as follows:

Tahoe purchase consideration:
Fair value estimate of the Tahoe share consideration	$532,538
Fair value estimate of the consideration for options	9,725
Fair value estimate of the consideration for warrants	1,153
Total consideration	$543,416

The purchase price consideration reflects the number of outstanding shares and Lake Shore shares issuable upon the exercise of the outstanding Lake Shore convertible securities as at September 30, 2015. For purposes of pro forma presentation, all issued and outstanding warrants and options of Lake Shore, outstanding at the Lake Shore Transaction date were converted into common shares, warrants or options of Tahoe. Fair value assumptions used are disclosed in note 6.

The preliminary purchase price has been allocated to the following identifiable assets and liabilities based on their estimated fair values as of February 8, 2016 (note 6j).

Pro forma presentation
Cash and cash equivalents	$70,559
Trade and other receivables	3,566
Inventories	16,555
Other current and non-current assets	3,490
Property, plant and equipment	93,324
Mineral interests and exploration potential	509,429
Goodwill	3,627
Deferred tax asset	25,158

Accounts payable, accrued liabilities and other	(22,832)
Lease obligation	(14,621)
Reclamation provision	(5,182)
Non-current debt	(71,744)
Deferred tax liability	(67,913)
Total net assets acquired	$543,416

NOTES TO THE PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited - expressed in 000’s of USD, except as otherwise stated)

For the purposes of these unaudited pro forma condensed consolidated financial statements, the excess of the total consideration over the net identifiable assets to be acquired has been included as goodwill. The estimate of the fair value of property, plant, and equipment, mineral interests and exploration potential is preliminary and is subject to change. The final purchase price and the fair value of the net assets to be acquired will ultimately be determined after the closing of the Lake Shore Transaction. Therefore, it is likely that the purchase prices, including share considerations, and the fair values of assets acquired and liabilities assumed will vary from those shown above. The actual fair value of the assets and liabilities may differ materially from the amounts disclosed above in the preliminary pro forma purchase price allocation because of changes in share prices and fair values, as further analysis is completed.

6.	PRO FORMA ASSUMPTIONS AND ADJUSTMENTS

The unaudited pro forma condensed consolidated financial statements reflect the following assumptions and adjustments to give effect to the Lake Shore Transaction, as if the Lake Shore Transaction had occurred on September 30, 2015 for the consolidated statement of financial position and January 1, 2014 for the consolidated statement of operations. Assumptions relating to the share price of Tahoe are based on the date of Lake Shore Transaction of February 8, 2016. Assumptions and adjustments made are as follows:

a)

An adjustment to reflect the issuance of 67,954,796 Tahoe shares, based on a ratio of 0.1467 of a Tahoe common share for each outstanding Lake Shore share. The closing price of Tahoe shares on the TSX on February 8, 2016 was CAD$10.91 at the CAD/USD Bank of Canada foreign exchange rate on that date of 0.7183 for total consideration of $532,538 (CAD$741,387);

b)

An adjustment to assume the issuance of 228,921 Tahoe shares, based on a ratio of 0.1467 of a Tahoe common share for each outstanding Lake Shore warrant. The fair value of the warrants was determined using the Black-Scholes valuation model for total consideration of $1,153 (CAD$1,605);

c)

An adjustment to reflect the issuance of 2,669,760 Tahoe shares, based on a ratio of 0.1467 of a Tahoe common share for each outstanding Lake Shore option. The fair value of the options was determined using the Black-Scholes valuation model for total consideration of $9,725 (CAD$13,539);

d)

An adjustment to reflect the fair value of 377,748 Tahoe shares, based on a ratio of 0.1467 of a Tahoe common share for each outstanding Lake Shore DSU. The fair value of the DSUs was determined by multiplying the number of replacement DSUs by the closing price of Tahoe shares on the TSX on February 8, 2016 for total fair value of $2,960 (CAD$4,121). Tahoe has assumed that the DSUs will be converted into cash prior to the closing of the Lake Shore Transaction and has included the fair value in accounts payable and accrued liabilities;

e)

An adjustment to reflect the fair value of 964,666 Tahoe shares, based on a ratio of 0.1467 of a Tahoe common share for each outstanding Lake Shore PSU. The fair value of the PSUs was determined by multiplying the number of replacement PSUs by the closing price of Tahoe shares on the TSX on February 8, 2016 for a total fair value of $7,560 (CAD$10,525). Tahoe has assumed that the PSUs will be converted into cash prior to the closing of the Lake Shore Transaction and has included the fair value in accounts payable and accrued liabilities;

NOTES TO THE PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited - expressed in 000’s of USD, except as otherwise stated)

f)

An adjustment to reflect the fair value of inventories held by Lake Shore. The fair value of product inventory was adjusted by $2,305 (CAD$3,208) to reflect the ounces held in inventory at the spot price of gold on February 8, 2016, of $1,062/oz (CAD$1,479/oz) less estimated refining and transportation costs of $5 per ounce;

g)	The book value of mineral interests of Lake Shore has been eliminated and recognized at its estimated fair value;
h)

An adjustment of $27,354 to reflect the accrual of transaction costs, change of control costs and the fair value of the DSUs and PSUs (notes 6d and 6e) which are assumed to be paid out upon completion of the Lake Shore Transaction;

i)	An adjustment of $4,115 to reflect the issuance of Tahoe shares included as part of transaction costs;
j)	The excess of purchase consideration over fair values of net assets of Lake Shore in the amount of $3,627 has been assigned to goodwill;
k)

An adjustment to reflect the fair value of the long-term debt of $3,336 (CAD$4,618) which has been assumed to be the fair value of the cash repayments for the purposes of these pro forma condensed consolidated financial statements;

l)	Share-based liabilities, representing the fair value of Lake Shore DSUs and PSUs have been eliminated as they will be paid out on completion of the Lake Shore Transaction (note 6h);
m)	Equity balances of Lake Shore have been eliminated;
n)	A deferred tax asset related to input tax credits and net operating losses of $25,158 (CAD$35,025) has been recognized;
o)

A deferred tax liability related to the excess purchase price consideration and fair market value adjustments of $67,913 (CAD$94,547) has been recognized and will be reversed through income as the underlying asset is consumed.

p)

An adjustment to reflect the additional depreciation and depletion incurred based on the fair value adjustment on the depletable assets acquired and the related tax effects at the statutory rates based on management’s estimate of reserves.

q)	The fair value of the deferred premium on flow through shares, the lease obligation and the reclamation provision have been assumed to be equal to their carrying values.
r)	Weighted average assumptions and ranges used in the Black-Scholes valuation calculations of the fair value of the warrants and options are as follows:

	Warrants	Options
Share price (CAD$) at Feb. 8, 2016	$10.91	$10.91
Exercise price (CAD$)	$2.52-4.10	$2.52-25.97
Expected volatility	58.64%	42.36%-54.99%
Expected life (years)	0.10	0.22-4.82
Expected dividend yield	3.06%	3.06%
Risk-free interest rate	0.35%	0.35%
Fair value (CAD$)	$6.77-8.36	$0.00-7.72
Feb. 8, 2016 CAD$ to USD$ exchange rate	$0.72	$0.72
Fair value (USD$)	$4.87-6.00	$0.00-5.54

NOTES TO THE PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited - expressed in 000’s of USD, except as otherwise stated)

7.	PRO FORMA SHARE CAPITAL

	September 30, 2015
	Number	Amount
Tahoe common shares outstanding	227,240,171	$1,912,819
Tahoe common shares issued under the Lake Shore Transaction	67,954,796	532,538
Tahoe common shares issued as transaction costs	455,019	4,115
Pro forma share capital	295,649,986	$2,449,472

8.	PRO FORMA EARNINGS PER SHARE

For the purposes of the unaudited pro forma condensed consolidated financial statements, the earnings per share has been calculated using the weighted average number of shares which would have been outstanding as at September 30, 2015, after giving effect to the Rio Alto Acquisition and the Lake Shore Transaction as if they had occurred on January 1, 2014.

	September 30,	December 31,
	2015	2014
Tahoe actual weighted average common shares outstanding	200,969,554	147,405,379
Tahoe common shares issued under the Rio Alto Acquisition	-	75,991,381
Tahoe common shares issued under the Lake Shore Transaction	67,954,796	67,954,796
Tahoe common shares issued under the Lake Shore Transaction as transaction costs	339,791	339,791
Pro forma weighted average Tahoe common shares outstanding - Basic	269,264,141	291,691,347
Pro forma weighted average Tahoe common shares outstanding - Diluted	272,406,408	295,176,920
Pro forma Tahoe earnings	$20,570	$133,023
Pro forma Tahoe earnings per share - basic	$0.08	$0.46
Pro forma Tahoe earnings per share - diluted	$0.08	$0.45

B -  13

NOTES TO THE PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited - expressed in 000’s of USD, except as otherwise stated)

SCHEDULE 1

Lake Shore consolidated statement of financial position as at December 31, 2015

	Lake Shore	CAD/USD	Pro Forma
	Gold Corp.	rate	Consolidated
	CAD	0.7225	USD
ASSETS
Current
Cash and cash equivalents	$97,659		$70,559
Receivables and prepaids	4,936		3,566
Inventories and stockpiled ore	19,724		14,250
	122,319		88,375
Non-current
Available for sale financial assets and
warrant investments	1,632		1,179
Investment in associates	283		204
Restricted cash	2,916		2,107
Mineral interests	544,488		393,393
	549,319		396,883
Total Assets	$671,638		$485,258
LIABILITIES
Current
Accounts payable and accrued liabilities	$29,022		$20,968
Current portion of lease obligations	10,170		7,348
Current portion of share based liabilities	2,257		1,631
Deferred premium on flow through shares	2,579		1,863
	44,028		31,810
Non-current
Finance lease obligation	10,066		7,273
Long-term debt	94,682		68,408
Share based liabilities	3,428		2,476
Environmental rehabilitation provision	7,172		5,182
Total liabilities	159,376		115,149
SHAREHOLDERS’ EQUITY
Share capital	1,064,041		768,770
Reserves	33,361		24,103
Equity portion of convertible debentures	14,753		10,659
(Deficit) Earnings	(599,893)		(433,423)
Total Shareholders’ Equity	512,262		370,109
Total Liabilities and Shareholders’ Equity	$671,638		$485,258

(1)	Translated using the December 31, 2015 closing Bank of Canada CAD/USD exchange rate

NOTES TO THE PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited - expressed in 000’s of USD, except as otherwise stated)

SCHEDULE 2

Consolidated statement of operations adjustments for the nine months ended September 30, 2015

	Lake Shore	CAD/USD	Pro Forma
	Gold Corp.	rate	Consolidated
		0.7937
Revenues	$209,614		$166,370
Operating costs
Production costs	101,163		80,293
Depreciation and depletion	61,113		48,505
Total operating costs	162,276		128,798
Mine operating earnings	47,338		37,572

Other operating expenses
Exploration	18,221		14,462
Share of loss in investment in associates	195		155
General and administrative	11,161		8,858
Total other operating expenses	29,577		23,475
Earnings from operations	17,761		14,097

Other expense (income)
Interest expense	9,161		7,271
Other expense (income)	(4,590)		(3,643)
Total other expense (income)	4,571		3,628

Net earnings	$13,190		$10,469

(1)	Translated using the average January 1 – September 30, 2015 closing Bank of Canada CAD/USD exchange rate.

NOTES TO THE PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited - expressed in 000’s of USD, except as otherwise stated)

SCHEDULE 3

Consolidated statement of operations adjustments for the year ended December 31, 2014

	Lake Shore	CAD/USD	Pro Forma
	Gold Corp.	rate	Consolidated
		0.9053
Revenues	$256,144		$231,887
Operating costs
Production costs	120,303		108,910
Depreciation and depletion	71,729		64,936
Total operating costs	192,032		173,846
Mine operating earnings	64,112		58,041

Other operating expenses
Exploration	3,339		3,023
Write-down of available for sale
investments	807		731
Share of loss in investment in associates	865		783
General and administrative	13,534		12,252
Total other operating expenses	18,545		16,789
Earnings from operations	45,567		41,252

Other expense (income)
Interest expense	18,669		16,901
Other expense (income)	3,284		2,973
Total other expense (income)	21,953		19,874

Net earnings	$23,614		$21,378

(1)	Translated using the average January 1 – December 31, 2014 closing Bank of Canada CAD/USD exchange rate.

NOTES TO THE PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited - expressed in 000’s of USD, except as otherwise stated)

SCHEDULE 4

Consolidated statement of operations adjustments for the nine months ended September 30, 2015

	Tahoe
	Resources		Pro Forma	Pro Forma
	Inc.	Rio Alto	Adjustments	Consolidated
			Note 6p
Revenues	$364,830	$67,762	$-	$432,592
Operating costs
Production costs	174,989	33,476	-	208,465
Royalties	29,431	-	-	29,431
Depreciation and
depletion	55,576	7,227	6,045	68,848
Total operating costs	259,996	40,703	6,045	306,744
Mine operating earnings	104,834	27,059	(6,045)	125,848

Other operating expenses
Exploration	5,856	660	-	6,516
General and
administrative	31,557	21,079	-	52,636
Total other operating expenses	37,413	21,739	-	59,152
Earnings from operations	67,421	5,320	(6,045)	66,696

Other expense (income)
Interest expense	2,768	740	-	3,508
Net foreign exchange loss	380	2,223	-	2,603
Gain on investment	-	(684)	-	(684)
Other expense (income)	1,383	481	-	1,864
Total other expense (income)	4,531	2,760	-	7,291

Earnings before income taxes	62,890	2,560	(6,045)	59,405
Income tax expense	32,912	11,647	-	44,559
Deferred income tax expense (benefit)	(5,828)	1,871	(1,753)	(5,710)
Net earnings	$35,806	$(10,958)	$(4,292)	$20,556

NOTES TO THE PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited - expressed in 000’s of USD, except as otherwise stated)

SCHEDULE 5

Consolidated statement of operations adjustments for the year ended December 31, 2014

	Tahoe
	Resources		Pro Forma	Pro Forma
	Inc.	Rio Alto	Adjustments	Consolidated
			Note 6p
Revenues	$350,265	$270,408	$-	$620,673
Operating costs
Production costs	127,323	128,515	-	255,838
Royalties	20,830	-	-	20,830
Depreciation and
depletion	43,313	30,116	17,906	91,335
Total operating costs	191,466	158,631	17,906	368,003
Mine operating earnings	158,799	111,777	(17,906)	252,670

Other operating expenses
Exploration	3,574	4,771	-	8,345
General and
administrative	31,953	7,895	-	39,848
Total other operating expenses	35,527	12,666	-	48,193
Earnings from operations	123,272	99,111	(17,906)	204,477

Other expense (income)
Interest expense	5,640	868	-	6,508
Net foreign exchange loss	906	-	-	906
Gain on investment	-	(7,222)	-	(7,222)
Other expense (income)	1,036	3,303	-	4,339
Total other expense (income)	7,582	(3,051)	-	4,531

Earnings before income taxes	115,690	102,162	(17,906)	199,946
Income tax expense	24,900	47,673	-	72,573
Deferred income tax
expense (benefit)	-	4,671	(5,193)	(523)
Net earnings	$90,790	$49,818	$(12,713)	$127,896

APPENDIX “C”
FAIRNESS OPINION

February 7, 2016

The Board of Directors of Tahoe Resources Inc.
5310 Kietzke Lane
Suite 200
Reno, Nevada, 89511

Dear Sirs:

GMP Securities L.P. (“GMP”) understands that Tahoe Resources Inc. (“Tahoe”) intends to enter into an arrangement agreement to be dated February 8, 2016 (the “Arrangement Agreement”) with Lake Shore Gold Corp. (“Lake Shore” or the “Company”) pursuant to which, among other things, Tahoe will acquire all of the issued and outstanding common shares of Lake Shore in exchange for common shares of Tahoe by way of a plan of arrangement under the Canada Business Corporations Act (the “Arrangement”).

The Arrangement

Pursuant to the Arrangement, the holders of common shares of Lake Shore will receive 0.1467 common shares of Tahoe (the “Consideration”) per common share of Lake Shore held. The terms of the Arrangement are more fully described in the Arrangement Agreement.

The Arrangement is subject to certain conditions, including, without limitation, approval by at least 662/3% of the votes cast in person or by proxy at a meeting of Lake Shore shareholders and, if required, a simple majority of the votes excluding the votes held or controlled by “related parties” and “interested parties” as defined under Multilateral Instrument 61-101 (“MI 61-101”), the approval by simple majority of the votes cast in person or by proxy at a meeting of Tahoe shareholders in accordance with the policies of the Toronto Stock Exchange, court approval and approval of the Toronto Stock Exchange and New York Stock Exchange.

GMP’s Engagement

Tahoe formally retained GMP to act as its financial advisor in respect of the Arrangement pursuant to an engagement letter (the “Engagement Letter”) dated as of January 5, 2016 to, among other things, deliver, at the request of the Board of Directors of Tahoe (the “Board”), an opinion (the “Opinion”) as to the fairness of the Consideration to be paid to Lake Shore securityholders pursuant to the Arrangement, from a financial point of view, to Tahoe.

The Engagement Letter provides for GMP to receive from Tahoe, for the services provided thereunder, a fee which is contingent on the successful outcome of the Arrangement, as well as reimbursement of all reasonable legal and out-of-pocket expenses. The fee payable to GMP is payable partly in cash and partly in common shares of Tahoe. In addition, GMP and its affiliates and their respective directors, officers, employees, agents and controlling persons are to be indemnified by Tahoe under certain circumstances from and against certain liabilities arising out of the performance of professional services rendered to Tahoe. GMP may in the future in the ordinary course of business seek to perform financial advisory services or corporate finance services for Tahoe and its associates from time to time.

GMP has not been engaged to prepare, and has not prepared, a valuation or appraisal of Tahoe or Lake Shore, or any of their respective assets, securities or liabilities (whether on a standalone basis or as a combined entity), and the Opinion should not be construed as such. GMP was similarly not engaged to review any legal, tax or accounting aspects of the Arrangement and accordingly expresses no views thereon. We have assumed, with Tahoe’s agreement, that the Arrangement is not a “related party transaction” as defined in MI 61-101 and, accordingly, the Arrangement is not subject to the valuation requirements under MI 61-101.

Credentials of GMP

GMP is a wholly-owned subsidiary of GMP Capital Inc. which is a publicly traded investment banking firm listed on the Toronto Stock Exchange with offices in Toronto, Calgary and Montreal, Canada; in New York and Dallas, USA and in Beijing and Hong Kong, China. GMP is a leading independent Canadian investment dealer focused on investment banking and institutional equities for corporate clients and institutional investors. As part of our investment banking activities, we are regularly engaged in the valuation of securities in connection with mergers and acquisitions, public offerings and private placements of listed and unlisted securities and regularly engage in market making, underwriting and secondary trading of securities in connection with a variety of transactions. GMP is not in the business of providing auditing services and is not controlled by a financial institution.

The Opinion expressed herein represents the opinion of GMP as a firm. The form and content of the Opinion have been approved for release by a group of professionals of GMP, each of whom is experienced in merger, acquisition, divestiture, restructurings, valuation and fairness opinion matters.

Independence of GMP

None of GMP, its affiliates or associates, is an insider, associate or affiliate (as such terms are defined in the Securities Act (Ontario)) of Tahoe or Lake Shore or any of their respective associates or affiliates. GMP has been retained by Tahoe to, among other things, provide the Opinion to the Board in respect to the Arrangement.

In the ordinary course of its business, GMP acts as a trader and dealer, both as principal and agent, in major financial markets and, as such, may have, today, or in the future, positions in the securities of Tahoe and Lake Shore and, from time to time, may have executed or may execute transactions on behalf of Tahoe and Lake Shore or other clients for which it received or may receive compensation. In addition, as an investment dealer, GMP conducts research on securities and may, in the ordinary course of its business, provide research reports and investment advice to its clients on investment matters, including research with respect to Tahoe or Lake Shore and/or their respective affiliates or associates.

Scope of Review

GMP has acted as financial advisor to Tahoe in respect of the Arrangement and certain related matters. In this context, and for the purpose of preparing the Opinion, we have analyzed financial, operational and other information relating to Tahoe and Lake Shore, including information derived from meetings and discussions with the management of Tahoe. Except as expressly described herein, GMP has not conducted any independent investigations to verify the accuracy and completeness thereof.

In connection with rendering the Opinion, and among other things, we have done, the following:

(a)	reviewed the Arrangement Agreement between Tahoe and Lake Shore dated February 8, 2016;

(b)	reviewed and analyzed certain publicly available financial statements, technical reports, continuous disclosure documents and other information of Tahoe and Lake Shore;

(c)

performed a comparison of the multiples implied under the terms of the Arrangement to an analysis of recent precedent acquisitions involving companies we deemed relevant and the consideration paid for such companies;

(d)	performed a comparison of the multiples implied under the terms of the Arrangement to an analysis of the trading levels of similar companies we deemed relevant under the circumstances;

(e)	performed a comparison of the Consideration to be paid by Tahoe to the recent trading levels of securities of Lake Shore;

(f)	reviewed certain internal financial models, analyses, forecasts and projections prepared by the management of Tahoe relating to its business and Lake Shore;

(g)	reviewed certain technical information and analysis prepared by the management of Tahoe relating to the respective assets of Tahoe and Lake Shore;

(h)

reviewed the officer’s certificate addressed to GMP and executed and delivered by the Executive Chair and Chief Executive Officer of Tahoe dated the date hereof setting out representations as to certain factual matters and the completeness and accuracy of the Information (as defined herein) upon which the Opinion is based;

(i)	reviewed various equity research reports and industry sources regarding Tahoe and Lake Shore and the mining industry;

(j)	reviewed historical metal commodity prices and considered the impact of various commodity pricing assumptions on the respective business, prospects and financial forecasts of Tahoe and Lake Shore;

(k)

performed a comparison of the relative contribution of assets, cash flow, earnings, net asset value, production and reserves/resources by Tahoe and Lake Shore to the relative pro forma ownership of Tahoe and Lake Shore if the Arrangement is completed; and

(l)	considered such other corporate, industry and financial market information, investigations and analyses as GMP considered necessary or appropriate in the circumstances.

In its assessment, GMP looked at several methodologies, analyses and techniques and used the combination of these approaches to determine its opinion on the Arrangement. GMP based the Opinion upon a number of quantitative and qualitative factors as deemed appropriate based on GMP’s experience in rendering such opinions.

GMP has not, to the best of its knowledge, been denied access by Tahoe to any information requested by GMP. GMP did not meet with the auditors of Tahoe or Lake Shore and has assumed the accuracy and fair presentation of the audited comparative consolidated financial statements of Tahoe or Lake Shore, and the reports of the auditors thereon.

Assumptions and Limitations

With Tahoe’s approval and as provided for in the Engagement Letter, GMP has relied upon and has assumed the completeness, accuracy and fair representation of all financial and other information, data, advice, opinions and representations obtained by GMP from public sources, including information relating to Tahoe and Lake Shore, or provided to GMP by Tahoe and its affiliates or advisors or otherwise pursuant to our engagement (collectively, the “Information”) and the Opinion is conditional upon such completeness, accuracy and fairness. Subject to the exercise of professional judgment and except as expressly described herein, GMP has not attempted to verify independently the accuracy or completeness of any such Information. Senior officers of Tahoe have represented to GMP, in separate certificates delivered as at the date hereof, among other things, that the Information provided to GMP by Tahoe (verbal or written): (i) in respect of itself is true and correct at the date the Information was provided to GMP and did not, and does not contain a misrepresentation; and (ii) in respect of Lake Shore, to the best of Tahoe’s knowledge is true and correct as at the date the Information was provided to GMP and that, since the date of the Information, there has been no material change, or new material fact, financial or otherwise, in Tahoe’s financial condition, assets, liabilities (contingent or otherwise), business, operations or prospects and there has been no new material fact which is of a nature as to render the Information or any part of the Information untrue or misleading in any material respect or which could reasonably be expected to have a material effect on the Opinion.

GMP was not engaged to review any legal, regulatory, tax or accounting aspects of the Arrangement and accordingly expresses no view thereon. The Arrangement is subject to a number of conditions outside the control of Tahoe and Lake Shore, and GMP has assumed all conditions precedent to the completion of the Arrangement can be satisfied in due course and all consents, agreements, permissions, exemptions or orders of relevant regulatory and governmental authorities will be obtained, without adverse conditions or qualification and that the Arrangement can be completed as currently planned without additional material costs or liabilities to Tahoe or Lake Shore. GMP has also assumed that the Arrangement will be completed in accordance with the terms and conditions of the Arrangement Agreement without wavier of, or amendment to, any term or condition that is any way material to our analyses, that the Arrangement will be completed in compliance with applicable laws and that the disclosure relating to Tahoe, Lake Shore and the Arrangement in any disclosure documents will be accurate and will comply with the requirements of applicable laws.

The Opinion is rendered as of February 8, 2016 on the basis of securities markets, economic, financial and general business conditions prevailing as at the date hereof, and the condition and prospects, financial and otherwise, of Tahoe and Lake Shore as they were reflected in the Information and as they were represented to GMP in discussions with the management of Tahoe. In rendering the Opinion, GMP has assumed that there are no undisclosed material facts relating to Tahoe or Lake Shore, or their respective businesses, operations, capital or future prospects. Any changes therein may affect the Opinion and, although GMP reserves the right to change or withdraw the Opinion in such event, we disclaim any obligation to advise any person of any change that may come to our attention or to update the Opinion after today. Any reference to the Opinion or the engagement of GMP by Tahoe is expressly prohibited without the express written consent of GMP.

GMP believes that the analyses and factors considered in arriving at the Opinion must be considered as a whole and is not amenable to partial analyses or summary description and that selecting portions of the analyses and the factors considered, without considering all factors and analyses together, could create a misleading view of the process employed and the conclusions reached. Any attempt to do so could lead to undue emphasis on any particular factor or analysis. In arriving at the Opinion, GMP has not attributed any particular weight to any specific analyses or factor but rather has based the Opinion on a number of qualitative and quantitative factors deemed appropriate by GMP based on GMP’s experience in rendering such opinions.

In our analyses and in connection with the preparation of the Opinion, GMP made numerous assumptions with respect to industry performance, general business, market and economic conditions and other matters, many of which are beyond the control of any party involved in the Arrangement. While in the opinion of GMP, the assumptions used in preparing the Opinion are reasonable in the current circumstances, some or all of these assumptions may prove to be incorrect.

The Opinion has been provided solely for the use of the Board for the purposes of considering the Arrangement and may not be used or relied upon by any other person or for any other purpose without the express prior written consent of GMP.

The Opinion is not to be reproduced, disseminated, quoted from or referred to (in whole or in part) without GMP’s prior written consent.

Conclusion and Fairness Opinion

Based upon and subject to all of the foregoing, GMP is of the opinion that, as of the date hereof, the Consideration to be paid by Tahoe pursuant to the Arrangement is fair, from a financial point of view, to Tahoe.

Yours very truly,

GMP SECURITIES L.P.

APPENDIX “D”
INFORMATION CONCERNING LAKE SHORE

Terms not otherwise defined in this Appendix have the meanings given to them in the Circular under “Glossary”. This Appendix is qualified in its entirety by, and should be read together with, the detailed information contained or referred to elsewhere, or incorporated by reference, in the Circular and applicable Appendices. The information contained in this Appendix is given as at March 1, 2016, except where otherwise noted and except that information in documents incorporated by reference is given as of the dates noted therein.

Documents Incorporated By Reference

Information has been incorporated by reference in this Circular from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained by writing to: Lake Shore Gold Corp., 181 University Avenue, Suite 2000, Toronto, Ontario, Canada M5H 3M7, by telephone: (416) 703-6298, by facsimile: (416) 703-7764, or by email: info@lsgold.com. These documents are also available under Lake Shore’s profile on SEDAR, which can be accessed online at www.sedar.com.

The following documents, filed by Lake Shore with the various securities commissions or similar authorities in the provinces of Canada, are specifically incorporated by reference into and form an integral part of this Circular:

(a)	the amended annual information form of Lake Shore dated March 27, 2015 for the year ended December 31, 2014 (the “Lake Shore AIF”);

(b)

the audited consolidated statements of financial position of Lake Shore as at December 31, 2015 and December 31, 2014 and the consolidated statements of comprehensive income, changes in equity and cash flows for the years ended December 31, 2015 and December 31, 2014 and the related notes and independent auditor’s report thereon;

(c)	Lake Shore’s amended management’s discussion and analysis for the year ended December 31, 2015;

(d)	the management information circular of Lake Shore dated March 30, 2015 prepared in connection with the annual general meeting of Lake Shore Shareholders held on April 29, 2015;

(e)

the material change report of Lake Shore dated February 18, 2016 announcing the execution of the Arrangement Agreement dated February 8, 2016 between Lake Shore and Tahoe in connection with the Arrangement;

(f)	the material change report of Lake Shore dated February 18, 2016 announcing the initial NI 43- 101 mineral resource estimate for the 144 Gap Deposit located in Timmins, Ontario;

(g)

section 1.0, sections 4.0 – 21.2, section 23.0 and sections 25.0 – 26.0 of the technical report entitled “43-101 Technical Report, Updated Mineral Reserve Estimate for Timmins West Mine and Initial Resource Estimate for the 144 Gap Deposit, Timmins, Ontario, Canada” dated February 29, 2016, with an effective date of December 31, 2015, prepared by Eric Kallio, P. Geo, and Natasha Vaz, P. Eng (the “Timmins West Technical Report”); and

(h)

section 1.0 and sections 4.0-26.3 of the technical report entitled “NI 43-101 Technical Report, Updated Mineral Reserve Estimate for Bell Creek Mine, Hoyle Township, Timmins, Ontario, Canada” dated March 27, 2015, with an effective date of December 31, 2014, prepared by Eric Kallio, P. Geo, and Natasha Vaz, P. Eng (the “Bell Creek Technical Report”).

References herein to this Circular also means any and all documents incorporated by reference in this Circular. Any document of the type referred to above, any material change reports (excluding confidential material change reports), any business acquisition reports, the content of any news release disclosing financial information for a period more recent than the period for which financial statements are required and certain other disclosure documents as set forth in Item 11.1 of Form 44-101F1 of National Instrument 44-101 – Short Form Prospectus Distributions of the Canadian Securities Administrators filed by Lake Shore with the securities commissions or similar regulatory authorities in Canada after the date of this Circular and prior to the completion of the Arrangement shall be deemed to be incorporated by reference in this Circular.

Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for the purposes of this Circular, to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not constitute a part of this Circular, except as so modified or superseded. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of such a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made.

The Formation of Lake Shore

Lake Shore was formed by way of an amalgamation in the Province of British Columbia on July 7, 1987, under the name Iron Lady Resources Inc. Lake Shore changed its name to Takepoint Ventures Ltd. on August 25, 1993. On June 25, 2002, Lake Shore consolidated its share capital on the basis of one new share for every three old shares, changed its name to Consolidated Takepoint Ventures Ltd. and was continued under the Business Corporations Act (Yukon). On December 16, 2002, Lake Shore completed a business reorganization and changed its name to “Lake Shore Gold Corp.”. On June 4, 2004, Lake Shore was continued under the Business Corporations Act (British Columbia) and on July 18, 2008 was continued under the Canada Business Corporations Act (the “CBCA”). On January 1, 2012, Lake Shore amalgamated under the CBCA with its wholly-owned subsidiary, West Timmins Mining Inc.

On September 18, 2015, Lake Shore acquired Temex by way of a statutory plan of arrangement completed under the Business Corporations Act (Ontario).

Lake Shore’s head and registered office is located at 181 University Avenue, Suite 2000, Toronto, Ontario, Canada M5H 3M7. Lake Shore is a reporting issuer in each of the provinces of Canada and a foreign private issuer as defined in Rule 3b-4 under the Securities Exchange Act of 1934 in the United States. Lake Shore’s common shares trade on the Toronto Stock Exchange and the NYSE MKT under the symbol “LSG”.

Corporate Structure

The following table sets forth the corporate structure of Lake Shore and its subsidiaries as at the date hereof, including the name, jurisdiction of incorporation and proportion of ownership interest in each.

Company	Jurisdiction	Ownership Interest
Lake Shore Gold Corp.	Canada
LSG Holdings Corp.(1)	British Columbia	100%
Temex Resources Corp.(2)	Ontario	100%

Notes:

(1)	LSG Holdings Corp. holds no assets of Lake Shore and has been wound up for tax purposes but has not yet been dissolved.
(2)

Temex holds a 100% interest in the Juby Project as well as a 60% joint venture interest (along with Goldcorp Canada Ltd (“Goldcorp”), on behalf of the Porcupine Gold Mines Joint Venture, which holds a 40% interest) in the Whitney Project.

Summary Description of the Business

Lake Shore is a Canadian-based gold producer which operates two underground gold mines, the Timmins West Complex and the Bell Creek Complex, and a central milling facility located within the Porcupine Gold Camp in Timmins, Ontario, Canada. Lake Shore also has a portfolio of undeveloped deposits and highly prospective exploration properties which support both sustainability and future growth.

Lake Shore’s Timmins West Complex is located 18 kilometres west of the centre of Timmins and hosts the Timmins West Mine and the Thunder Creek Project, an underground operating gold mine together with the 144 Gap Zone. The Timmins West Mine is an underground mining operation with production from the Timmins Deposit and Thunder Creek Deposit. Lake Shore recently released an initial mineral resource estimate on the 144 Gap Deposit which is the subject of the Timmins West Technical Report, incorporated by reference herein. See “Mineral Property – Timmins West” below. The Gold River property is located three kilometres south of the Timmins West Mine with a deposit that currently hosts over one million ounces of inferred resources with growth potential.

Lake Shore’s Bell Creek Complex is located approximately 20 kilometres east of the centre of Timmins and hosts the Bell Creek Mine as well as Lake Shore’s milling facility. The Bell Creek Mine is an underground mining operation with production from the Labine Deposit. The Bell Creek Complex also hosts two additional deposits, the Vogel property and the Marlhill property, as well as other exploration targets. The central mill which is located at the Bell Creek Complex, is a conventional gold milling circuit which processes ore from both the Timmins West and Bell Creek mines.

The Fenn-Gib property is an additional gold complex located approximately 60 kilometres east of the Bell Creek Complex, and is an advanced-stage exploration project which hosts a large, near-surface deposit with excellent potential for future growth.

Through its acquisition of Temex, Lake Shore is now involved in a joint venture with Goldcorp for the Whitney Project, located adjacent to the Bell Creek Complex. The Whitney Project covers approximately 8.9 km2 of highly prospective exploration property and has the potential to add significant new resources to Lake Shore’s portfolio. In addition, Lake Shore now owns 100% of the Juby Project, a large project with a near-surface deposit located in the Shining Tree area of Northern Ontario.

Further information regarding the business of Lake Shore, its operations and its mineral properties can be found in the Lake Shore AIF and other documents incorporated by reference herein.

Recent Developments

On February 24, 2016, Lake Shore announced financial and operating results for the full year and fourth quarter of 2015, the full details of which are provided in the annual consolidated financial statements of Lake Shore for the year ended December 31, 2015 and the management discussion and analysis thereof, both of which are incorporated by reference in this Circular.

On February 8, 2016, Lake Shore announced that it had entered into a definitive agreement with Tahoe (the “Arrangement Agreement”) whereby Tahoe will acquire all of the issued and outstanding Lake Shore Shares. Under the terms of the Arrangement Agreement, all of the Lake Shore Shares will be exchanged on the basis of 0.1467 of a Tahoe Share for each Lake Shore Share (the “Exchange Ratio”). Upon completion of the Arrangement, existing Tahoe and Lake Shore shareholders will own approximately 73% and 27% of the pro forma company, respectively, on a fully-diluted in-the-money basis. The Exchange Ratio implies a consideration of $1.71 per Lake Shore Share, based on the closing price of Tahoe Shares on the TSX on February 5, 2016.

On February 8, 2016, Lake Shore announced the completion of an initial NI 43-101 resource estimate for its wholly-owned 144 Gap Zone located in Timmins, Ontario. The Timmins West Technical Report prepared in connection with this announcement is incorporated by reference herein. See also “Mineral Property – Timmins West” below.

On January 8, 2016, Lake Shore announced production results for 2015 year of 183,300 ounces sold at an average selling price of US$1,164 per ounce. Record annual mill throughput was also achieved in 2015 with 1.3 million tonnes processed with average recoveries of 96.6% . Production guidance for 2016 is 170,000 to 180,000 ounces at a cash operating cost per ounce sold better than US$650, all-in sustaining cost per ounce sold below US$950, and production costs, including royalties, of $125-130 million.

On December 10, 2015, Lake Shore announced that the TSX had approved its notice of intention to make a normal course issuer bid (“NCIB”) to purchase for cancellation up to $10,350,000 principal amount of Lake Shore Debentures. Lake Shore entered into an automatic purchase plan (the “ASPP”) with a broker in order to facilitate repurchases of Lake Shore Debentures under the NCIB. Upon announcement of the Arrangement Agreement, the NCIB and the ASPP were suspended.

On November 26, 2015, Lake Shore announced the completion of a non-brokered private placement of 6,900,000 flow-through common shares sold at a price of $1.45 per flow-through common share for gross process of $10,005,000 (“FT Financing”).

On September 18, 2015, Lake Shore announced the completion of its previously announced acquisition of Temex by way of a court approved plan of arrangement. Pursuant to the arrangement Lake Shore issued an aggregate of 19,591,526 Lake Shore Shares to the former shareholders of Temex (on the basis of 0.105 Lake Shore Shares for each common share of Temex) and all of the outstanding options and warrants of Temex were deemed to have been exchanged under the arrangement for options or warrants to purchase Lake Shore Shares.

Consolidated Capitalization

There have not been any material changes in the share and loan capital of Lake Shore since December 31, 2015, the date of Lake Shore’s most recently filed financial statements.

The following table summarizes Lake Shore’s consolidated capitalization as at December 31, 2015 and should be read in conjunction with the financial statements of Lake Shore, including the notes thereto, incorporated by reference in this Circular.

As at December 31, 2015
Description	(all dollar amounts in thousands of Canadian dollars)

Lake Shore Shares	1,064,041
Equity portion of convertible debentures	14,753
Reserves	33,361
Deficit	(599,893)
Shareholders’ Equity	512,262

Description of Securities

The authorized capital of Lake Shore consists of an unlimited number of common shares. As at the close of business on the Record Date, there were 463,282,164 Lake Shore Shares issued and outstanding and as at the close of business on March 1, 2016, there were 463,785,365 Lake Shore Shares issued and outstanding.

The Lake Shore Shareholders are entitled to one vote per Lake Shore Share at all meetings of Lake Shore Shareholders, to receive dividends as and when declared by the directors and to receive a pro rata share of the remaining property and assets of Lake Shore in the event of liquidation, dissolution or winding up of Lake Shore. The Lake Shore Shares have no pre-emptive, redemption, purchase or conversion rights, and there are no sinking fund provisions in relation to the Lake Shore Shares and they are not liable to further calls or to assessment by Lake Shore. The CBCA provides that the rights and provisions attached to any class of shares may not be modified, amended or varied except by special resolution passed by a majority of not less than two-thirds of the votes cast in person or by proxy by holders of shares of that class.

Pursuant to its dividend policy, the actual timing, payment and amount of any dividends is to be determined by the Lake Shore Board from time to time based upon, among other things, cash flow, results of operations and financial condition, the need for funds to finance ongoing operations and such other business considerations as the Lake Shore Board may consider relevant. As of the date of this Circular, Lake Shore has not paid any dividends on the Lake Shore Shares.

As at the end of business on March 1, 2016, Lake Shore also has (i) Lake Shore Options outstanding for the issuance of 17,290,523 Lake Shore Shares; (ii) outstanding Temex Options providing for the issuance of 855,750 Lake Shore Shares; (iii) 73,855,001 Lake Shore Shares issuable upon the conversion of the Lake Shore Debentures; (iv) 2,574,970 Lake Shore DSUs outstanding; (v) 5,652,749 Lake Shore PSUs outstanding; (vi) 204,744 Lake Shore Shares issuable upon the exercise of the Temex Finder Options (including the underlying warrants); and (vii) 950,739 Temex Warrants outstanding. The outstanding Temex Warrants and Temex Finder Options have an exercise price of $1.714 and $1.048, respectively. Any unexercised Temex Finder Options and Temex Warrants will expire on March 7, 2016 at 5:00 p.m. (Toronto time).

Prior Sales

The following table sets forth the issuances of Lake Shore Shares and securities convertible into Lake Shore Shares during the 12-month period prior to the date of this Circular.

			Issue/Exercise /
Date of Issuance	Reason for Issuance	Number and Type of Securities	Conversion
			Price per Security
			($)
March 1, 2016	Exercise of Temex	28,875 Lake Shore Shares	1.71
	Warrants
March 1, 2016	Exercise of Temex	49,087 Lake Shore Shares	1.71
	Warrants
March 1, 2016	Exercise of Temex	286,364 Lake Shore Shares	1.71
	Warrants
February 29, 2016	Exercise of Temex	10,491 Lake Shore Shares	1.71
	Underlying Finder
	Option Warrants
February 29, 2016	Exercise of Temex	20,982 Lake Shore Shares	1.05
	Finder Options
February 29, 2016		30,000 Lake Shore Shares	1.40
	Debenture Conversion
February 26, 2016	Exercise of Temex	9,188 Lake Shore Shares	1.71
	Warrants
February 26, 2016	Exercise of Temex	52,500 Lake Shore Shares	1.24
	Options
February 24, 2016		15,714 Lake Shore Shares	1.40
	Debenture Conversion
February 17, 2016	Private Placement	50,000 Lake Shore Shares	1.65

			Issue/Exercise /
Date of Issuance	Reason for Issuance	Number and Type of Securities	Conversion
			Price per Security
			($)
February 10, 2016		9,285 Lake Shore Shares	1.40
	Debenture Conversion
December 24, 2015	Exercise of Stock	4,000 Lake Shore Shares	0.85
	Options
December 24, 2015	Exercise of Stock	10,000 Lake Shore Shares	0.41
	Options
December 2, 2015	Grant of Options	104,000 Lake Shore Options	0.96
November 26, 2015	Private Placement	6,900,000 Lake Shore Shares	1.45
November 5, 2015	Grant of Options	2,867,796 Lake Shore Options	1.16
September 18, 2015	Acquisition	19,591,526 Lake Shore Shares	1.15
September 18, 2015	Acquisition	1,055,250 Temex Options(1)	n/a
September 18, 2015	Acquisition	1,324,256 Temex Warrants(2)	n/a
September 18, 2015	Acquisition	157,478 Temex Finder Options(3)	n/a
September 16, 2015	Exercise of Stock	50,000 Lake Shore Shares	0.78
	Options
June 15, 2015	Exercise of Stock	40,000 Lake Shore Shares	0.87
	Options
June 15, 2015	Exercise of Stock	47,300 Lake Shore Shares	0.41
	Options
June 15, 2015	Exercise of Stock	50,000 Lake Shore Shares	0.78
	Options
June 15, 2015	Exercise of Stock	68,000 Lake Shore Shares	0.87
	Options
June 11, 2015	Exercise of Stock	47,300 Lake Shore Shares	0.41
	Options
June 11, 2015	Exercise of Stock	5,000 Lake Shore Shares	0.41
	Options
June 9, 2015	Exercise of Stock	25,000 Lake Shore Shares	0.41
	Options
May 19, 2015	Exercise of Stock	125,000 Lake Shore Shares	0.41
	Options
May 15, 2015	Exercise of Stock	10,000 Lake Shore Shares	0.41
	Options
May 15, 2015	Exercise of Stock	14,000 Lake Shore Shares	0.87
	Options
May 15, 2015	Exercise of Stock	5,000 Lake Shore Shares	0.41
	Options
May 15, 2015	Exercise of Stock	10,000 Lake Shore Shares	0.41
	Options
May 14, 2015	Exercise of Stock	25,000 Lake Shore Shares	0.41
	Options

			Issue/Exercise /
Date of Issuance	Reason for Issuance	Number and Type of Securities	Conversion
			Price per Security
			($)
May 14, 2015	Exercise of Stock	30,000 Lake Shore Shares	0.87
	Options
May 14, 2015	Exercise of Stock	25,000 Lake Shore Shares	0.41
	Options
May 14, 2015	Exercise of Stock	30,000 Lake Shore Shares	0.87
	Options
May 14, 2015	Exercise of Stock	58,361 Lake Shore Shares	0.41
	Options
May 14, 2015	Exercise of Stock	28,000 Lake Shore Shares	0.87
	Options
May 14, 2015	Exercise of Stock	76,792 Lake Shore Shares	0.41
	Options
May 14, 2015	Exercise of Stock	67,576 Lake Shore Shares	0.41
	Options
May 14, 2015	Exercise of Stock	47,000 Lake Shore Shares	0.87
	Options
May 13, 2015	Exercise of Stock	10,000 Lake Shore Shares	0.41
	Options
May 11, 2015	Exercise of Stock	23,650 Lake Shore Shares	0.41
	Options
May 8, 2015	Exercise of Stock	25,000 Lake Shore Shares	0.41
	Options
May 8, 2015	Exercise of Stock	28,000 Lake Shore Shares	0.87
	Options
May 8, 2015	Exercise of Stock	25,000 Lake Shore Shares	0.41
	Options
May 8, 2015	Exercise of Stock	15,000 Lake Shore Shares	0.87
	Options
May 7, 2015	Exercise of Stock	25,000 Lake Shore Shares	0. 41
	Options
May 7, 2015	Exercise of Stock	23,650 Lake Shore Shares	0.41
	Options
May 7, 2015	Exercise of Stock	12,500 Lake Shore Shares	0.87
	Options
April 30, 2015	Exercise of Stock	15,000 Lake Shore Shares	0.87
	Options
April 28, 2015	Exercise of Stock	25,000 Lake Shore Shares	0.41
	Options
April 28, 2015	Exercise of Stock	14,000 Lake Shore Shares	0.87
	Options
March 4, 2015	Private Placement	50,000 Lake Shore Shares	1.12

February 20, 2015	Exercise of Stock	25,000 Lake Shore Shares	0.41
	Options

			Issue/Exercise /
Date of Issuance	Reason for Issuance	Number and Type of Securities	Conversion
			Price per Security
			($)
February 20, 2015	Exercise of Stock	28,000 Lake Shore Shares	0.87
	Options
January 15, 2015	Exercise of Stock	30,000 Lake Shore Shares	0.87
	Options
January 14, 2015	Exercise of Stock	25,000 Lake Shore Shares	0.41
	Options

Notes:

(1)	Existing Temex Options assumed upon completion of the acquisition of Temex and which provide for the issuance of 1,055,250 Lake Shore Shares upon the exercise thereof.
(2)	Existing Temex Warrants assumed upon completion of the acquisition of Temex and which provide for the issuance of 1,324,256 Lake Shore Shares upon the exercise thereof.
(3)	Existing Temex Finder Options assumed upon completion of the acquisition of Temex and which provide for the issuance of 157,478 Lake Shore Finder Units upon the exercise thereof.

Trading Price and Volume

The Lake Shore Shares trade on the TSX and on the NYSE MKT under the symbol “LSG”. The following table sets forth, for the periods indicated, the reported intra-day high and low sales prices and aggregate volume of trading of the Lake Shore Shares on the TSX (source: TMX Datalinx) and NYSE MKT (source: NYSE website).

		TSX			NYSE MKT
Month	High	Low	Volume	High	Low	Volume
	($)	($)		(US$)	(US$)

January 2015	1.190	0.750	73,522,305	0.960	0.649	12,265,183
February 2015	1.150	1.030	27,096,908	0.915	0.820	7,849,326
March 2015	1.150	0.880	37,301,099	0.929	0.691	9,364,538
April 2015	1.230	1.000	57,957,258	1.020	0.760	8,810,658
May 2015	1.320	1.160	32,778,477	1.115	0.923	11,413,140
June 2015	1.380	1.160	32,763,428	1.140	0.936	8,749,801
July 2015	1.290	1.060	36,411,862	1.050	0.812	10,344,189
August 2015	1.190	0.990	29,177,875	0.910	0.750	8,004,861
September 2015	1.220	0.980	28,688,667	0.937	0.740	5,283,730
October 2015	1.270	1.070	43,849,087	0.968	0.812	6,412,728
November 2015	1.180	0.930	41,773,757	0.901	0.704	5,162,937
December 2015	1.170	0.930	43,154,514	0.848	0.700	5,438,211
January 2016	1.350	1.120	61,620,376	0.959	0.780	6,695,925
February 2016	1.940	1.240	139,120,757	1.400	0.880	23,503,855
March 1-4, 2016	1.910	1.720	17,154,976	1.430	1.270	2,453,694

The closing price of the Lake Shore Shares on the TSX and on the NYSE MKT on March 4, 2016 was $1.82 and US$1.38, respectively.

The Lake Shore Debentures trade on the TSX under the symbol “LSG.DB”. The following table sets forth, for the periods indicated, the reported intra-day high and low sales prices and aggregate volume of trading of the Lake Shore Debentures on the TSX (source: TMX Datalinx).

		TSX
Month	High	Low	Volume
	($)	($)

January 2015	104.90	94.50	32,010
February 2015	105.50	101.50	29,270
March 2015	105.01	99.00	41,020
April 2015	107.51	103.00	45,820
May 2015	110.07	105.32	37,390
June 2015	115.00	106.49	16,920
July 2015	112.00	104.00	12,460
August 2015	106.00	101.99	11,900
September 2015	105.15	101.50	16,020
October 2015	109.00	103.44	16,540
November 2015	105.02	100.00	52,940
December 2015	104.85	99.95	19,070
January 2016	110.95	104.98	33,800
February 2016	139.00	108.50	137,290
March 1-4, 2016	136.02	126.16	7,370

The closing price of the Lake Shore Debentures on the TSX on March 4, 2016 was $132.34.

Mineral Property – Timmins West

The below summary is a direct extract and reproduction of the summary contained in the Timmins West Technical Report without material modification or revision and all defined terms used in the summary shall have the meanings ascribed to them in the Timmins West Technical Report. The below summary is subject to all the assumptions, qualifications and procedures set out in the Timmins West Technical Report. The Timmins West Technical Report was prepared in accordance with NI 43-101. For full technical details of the report, reference should be made to the complete text of the Timmins West Technical Report, which has been filed with the applicable regulatory authorities and is available under Lake Shore’s profile on SEDAR, which can be accessed online at www.sedar.com.

Certain sections of the Timmins West Technical Report are incorporated by reference in this Circular and the summary set forth below is qualified in its entirety with reference to the full text of the Timmins West Technical Report. The authors of the Timmins West Technical Report have reviewed and approved the scientific and technical disclosure contained in this Circular related to Timmins West.

***********************************

Summary

The Technical Report has been prepared under the direct supervision of Eric Kallio (P. Geo.) and Natasha Vaz (P. Eng.) on behalf of Lake Shore Gold Corp. (“Lake Shore”) for the Timmins West Mine. The Timmins West Mine consists of mineralized zones from the Timmins Deposit, Thunder Creek Deposit, and 144 Gap Deposit. The Mineral Resource and Mineral Reserves statements included in the Technical Report have an effective date of December 31, 2015.

The purpose of the Technical Report is to provide a summary of the total resource pool, current mine infrastructure, the life-of-mine (“LOM”) plan, and estimated mine capital and operating costs to substantiate an updated Mineral Reserve estimate for the Timmins West Mine. The work completed to support the updated Mineral Reserves has been conducted on the Indicated Mineral Resource only, with mining, milling, and cost estimating based on actual operating experience at the Timmins West Mine and the Bell Creek Mill.

This revised Mineral Resource and Mineral Reserve statement uses data collected by Lake Shore from underground and surface diamond drilling, and underground mapping and sampling from mineralization exposed in mine openings.

Commercial production at the Timmins Deposit was announced in January 2011 and at the Thunder Creek Deposit in January 2012. As such (and meeting gross revenue criteria), Lake Shore considers the Technical Report as being issued by a “Producing Issuer” under the definitions of NI 43-101.

It should be noted that the 144 Gap Deposit is a new discovery and Mineral Resources reported here constitute an Initial Resource Estimate.

The headframe of the Timmins West Mine is located approximately 1.1 kilometres southeast of the intersection of Provincial Highways 101 and 144, approximately 19 kilometres west of the city of Timmins. The highways and a short site access road provide year-round access to the property.

The Timmins West Mine area includes the Timmins Deposit, Thunder Creek, and Highway-144 properties for a total area of approximately 17.1 square kilometers, or approximately 1,712 hectares. The majority of the property is situated within Bristol Township (1,340 ha), with approximately 336 hectares located in Thorneloe Township and 36 hectares in Carscallen Township.

The Timmins Deposit portion of the Timmins West Mine consists of a block of 23 contiguous claims (totaling approximately 395 hectares) of which there are eleven (11) individual patented and surface rights claims, six (6) claims that hold a patent surface rights with leased mining rights, and six (6) claims that hold a 21 year Crown mining and surface rights lease. The Thunder Creek Deposit portion of the property consists of 20 staked mineral claims (35 units totaling approximately 629 hectares) of which two (2) claims hold a surface rights patent and three (3) claims hold a 21 year Crown mining and surface rights lease. The Highway-144 property consists of a contiguous block of 33 staked mineral claims (43 units) covering an area of approximately 688 hectares.

Lake Shore owns a 100% interest in most of the property, subject to underlying royalties. The only exception is the Meunier-144 portion of the property with Lake Shore holding a 50% interest in these ten patent claims. The claims and leases are all in good standing.

A land survey was completed in late 2015 in order to bring a boundary of 56 mining claims to lease. With survey documents submitted to the Ministry of Northern Development and Mines in early 2016, Lake Shore is waiting for final approval from the Office of the Surveyor General before a formal mining and surface mining rights lease application can be officially submitted.

The Timmins West Mine includes the Timmins, Thunder Creek, and 144 Gap Deposits, all of which occur along the 144 Trend, a broad and extensive structural corridor that extends to the southwest from the Timmins Deposit area. Clearly favourable as a host to gold mineralization, this trend generally coincides with the northeast trending contact zone between southeast facing mafic metavolcanic rocks of the Tisdale Assemblage (to the northwest) and dominantly southeasterly facing metasedimentary rocks of the unconformably overlying Porcupine Assemblage (to the southeast). The contact dips steeply to the northwest, and is modified and locally deflected by folds and shear zones that are associated with gold mineralization.

Gold mineralization occurs in steep north-northwest plunging mineralized zones which plunge parallel to the local orientations of the L4 lineation features which also plunge parallel to the lineation, including folds and elongate lithologies. Mineralization occurs within, or along favourable lithostructural settings in proximity (within hundreds of metres) to the 144 Trend and related structures (i.e., Holmer and Rusk Shear Zones). Mineralization comprises multiple generations of quartz-carbonate-tourmaline ± albite veins, associated pyrite alteration envelopes, and disseminated pyrite mineralization. Textural evidence suggests that veining formed progressively through D3 and D4 deformation. All phases of gold-bearing veins cut and post-date the Alkalic Intrusive Complex (AIC) and syenitic to monzonitic intrusions, although mineralization is often spatially associated with ore preferentially developed within these intrusive suites (Rhys, 2010).

The Timmins West Mine is accessed by a production shaft and portal/ramp from surface. Both facilities are located near the Timmins Deposit. Mining at the Timmins Deposit was initiated in the second half of 2009 via the main ramp from surface that had been developed to a depth of 200 vertical metres (while the production shaft was being constructed). Mining started within the Vein Zones, Footwall (FW) Zone, and the Main Zone (MZ). In the upper levels, mining results were largely as anticipated, with narrow quartz-tourmaline veins that returned low grade and tonnage over short strike lengths as a result of poor continuity of the mineralized zones at shallow elevations.

In 2010, mining continued in the MZ and Vein Zones from the ramp between the 140 metre and 270 metre Levels. Mining in the upper part of the Timmins Deposit has been idle since the second half of 2011; however, the MZ remains largely untested below the 260 metre Level where some of the best drill intersections were returned from the west side of the ramp. Following positive results from recent infill and stope definition drilling completed in the FW2A Zone, which comprises some of the largest remaining reserve blocks at the Timmins Deposit, mining in the intermediate to upper portions of the deposit (accessed via the up-ramp driven from the production shaft) is set to resume between the 480 metre and 390 metre Levels in early to mid-2016.

The first stope in the UM1 Zone from the 650 metre Level (accessed via the production shaft) was mined in the fourth quarter of 2010 and was highly successful. Mining a number of the smaller, structural hanging-wall lenses comprising the UM complex (including the UM2 and UM1a) has also proven successful despite smaller block sizes, moderately lower grades, and complex geometries. The positive mining results in the UM mineralization to date is a promising indicator for continued mining at depth.

From 2009 through 2015, 2.09 million tonnes at an average grade of 4.4 grams per tonne Au (295,707 ounces) have been mined from the Timmins Deposit.

Access to the Thunder Creek Deposit was gained by developing ramps from the Timmins Deposit 200 metre Level (accessing Thunder Creek Rusk Zone at the 300 metre Level) and 650 metre Level (accessing Thunder Creek Porphyry Zone at the 730 metre Level). The Rusk horizon was intersected in July of 2010 and the Porphyry Zone in November 2010. Access within the Thunder Creek Deposit was greatly improved with the successful “breakthrough” (connection) of the down-ramp driven from the 300 metre Level and the up-ramp driven from the 730 metre Level achieved in 2015.

From 2010 through 2015, 2.01 million tonnes at an average grade of 4.3 grams per tonne Au (278,957 ounces) have been mined from the Thunder Creek Deposit.

The 144 Gap Deposit was initially discovered in late 2014 as part of a successful surface diamond drilling campaign. The Technical Report includes an Initial Mineral Resource estimate for the Gap, derived from both surface and underground delineation drilling. Not currently in production, the Gap deposit is accessible via a 1,317 metre ramp and hanging-wall exploration drift (820 metre Level) driven to the southwest from the 765 metre Level at Thunder Creek.

Lake Shore has prepared an updated Mineral Resource Estimate for the Timmins West Mine which includes mineralized zones from the Timmins, Thunder Creek and 144 Gap Deposits. The report updates the Timmins West Mine Mineral Resources as reported by Lake Shore in March 2015. The estimate for the Timmins West Mine is based on historical diamond drilling dating back to March 1984 and drilling completed by Lake Shore between July 2003 and the date of databases being closed for the current estimate. The database closure date was November 20, 2015 for the Timmins Deposit, November 23, 2015 for the Thunder Creek Deposit and in very early 2016 for the 144 Gap Deposit. A total of 1,613 drill holes intersected mineralization and were used to estimate Mineral Resources for the Timmins Deposit with 1,068 drill holes used in the Thunder Creek Estimate and 167 used in the 144 Gap Deposit estimate.

The Timmins West Mine Mineral Resource totals 5.77 Mt at 4.87 gpt Au, amounting to 902,600 ounces of gold in the Indicated Mineral Resource category and 2.67 Mt at 5.00 gpt Au amounting to 429,300 ounces of gold in the Inferred Mineral Resource category. Subdivision of the Mineral Resource between the Timmins, Thunder Creek, and 144 Gap Deposit is tabulated in Table 1.1.

The Mineral Resource for the Timmins Deposit is modeled as 77 sub-zones which refine the broader mineralized Ultramafic, Footwall and Vein Zones. The Thunder Creek Deposit is divided into 18 sub-zones which refine the broader Rusk and Porphyry Zones, while the 144 Gap Deposit is divided into nine zones including the Main, East, Hwy EXT, HW and FW1, FW2, FW3, FW4 and FW5 Zones.

Mineral Resources were estimated using a total of 291 holes (176,332 meters) with 146 holes ( 141,680 meters) being from surface drilling and 145 holes ( 34,652 meters) being from underground platforms established from the new exploration drift near the 820 Level. The diamond drill hole data base has been subjected to verification and is considered to be robust and of adequate quality for the estimation of Mineral Resources.

Confidence in the assay data was achieved through a quality control program which involved routine insertion of blanks, standards and duplicate data into the drill hole sample stream which indicates no significant bias and adequate precision and reproducibility of results. The diamond drill assay data is considered of adequate quality for the estimation of Mineral Resources.

Estimation was completed using the Inverse Distance Squared interpolation method with an anisotropic search. All gold assays were capped with capping limits varying by zone between 20 and 120 gpt. A minimum mining width of 2.0 metres was assumed and only samples within a mineralized zone were used for estimation of the zone. A long-term gold price of US$1,100 per ounce and an exchange rate of US$0.90/ $CAN is assumed.

The mineralized zones defined and used for estimation of Mineral Resources are focused on material grading 2.6 gpt with lower grade material included for internal continuity. For the purposes of the Technical Report, a base case using a cut-off grade of 1.5 gpt Au is reported for the Timmins and Thunder Creek Deposit in order to maintain continuity within each zone. For the 144 Gap Deposit a cut-off grade of 2.6 g/t is used.

TABLE 1.1:      TIMMINS WEST MINE MINERAL RESOURCE ESTIMATE ABOVE COG

In-Situ Resource Above Cut-Off Grade (COG)
	Tonnes	Grade	Ounces
Timmins Deposit @ 1.5 g/t COG*
Indicated	1,816,000	5.08	296,000
Inferred	606,000	4.75	92,600
Thunder Creek @ 1.5 g/t COG**
Indicated	2,225,000	4.27	305,700
Inferred	151,000	3.62	17,500
144 Gap Deposit @ 2.6 g/t COG
Indicated	1,734,000	5.41	301,700
Inferred	1,914,000	5.19	319,200
Total Timmins West Mine
Indicated	5,775,000	4.87	903,400
Inferred	2,671,000	5.00	429,300

* Includes Timmins Deposit Broken Ore + Stockpile
** Includes Thunder Creek Deposit Broken Ore + Stockpile

1.      Mineral Resource estimates have been classified according to CIM Definitions and Guidelines.
2.      Mineral Resources are reported inclusive of Mineral Reserves.

3.      Mineral Resources incorporate a minimum cut-off grade of 1.5 grams per tonne gold for the Timmins and Thunder Creek Deposit and 2.6 grams per tonne gold for the 144 Gap Deposit.
4.      Cut-off grade is determined using a weighted average gold price of US$1,100 per ounce and an exchange rate of $0.90 $US/$CAD.
5.      Cut-off grades assume mining, G&A and trucking costs of up to $74 per tonne and/or processing costs of up to $22 per tonne. Assumed metallurgical recoveries are 97.0% .
6.      Mineral Resources have been estimated using Inverse Distance Squared estimation method and gold grades which have been capped between 20 and 120 grams per tonne based on statistical analysis of each zone.
7.      Assumed minimum mining width is two metres.
8.      The Mineral Resources were prepared under the supervision of, and verified by, Eric Kallio, P.Geo., Senior Vice-President, Exploration, Lake Shore Gold Corp., who is a qualified person under NI 43-101 and an employee of Lake Shore Gold.
9.      Tonnes information is rounded to the nearest thousand and gold ounces to the nearest one hundred. As a result, totals may not add exactly due to rounding.

The drilling, development and mining completed since the last Mineral Resource/Mineral Reserve update in March 2014 indicates a significant increase in Mineral Resources including an addition of 208,800 ounces to the Indicated Mineral Resource category and 169,700 ounces to the Inferred Mineral Resource category.

The bulk of this increase is due to the addition of the new 144 Gap Deposit Mineral Resource. This accounts for an additional 301,700 ounces in the Indicated Mineral Resource category and 319,200 ounces in the Inferred Mineral Resource category.

Indicated Mineral Resource at the Timmins Deposit remain largely unchanged while Inferred Mineral Resources show a decrease of 132,800 ounces due mainly to conversion of Inferred Mineral Resources to Indicated Mineral Resources through additional diamond drilling.

Indicated Mineral Resources at the Thunder Creek deposit have decreased due to mining production. Only a small portion of the Mineral Resources at Thunder Creek remains in the Inferred Mineral Resource category.

Sensitivities to cut-off were run at 1.0 gpt increments of gold grade from 1.00 gpt to 5.00 gpt. Continuity at levels at and below a 2.6 gpt cut off grade is reasonable but sharply reduced at higher levels which imply the stated Mineral Resources at these higher levels may be difficult to achieve without a very selective mining approach or incorporating a significant amount of internal dilution.

Several steps were taken in order to review and validate the current block model and reported results which included: comparison of solid and block model volumes, comparison of the block model against diamond drill results, checking with nearest neighbor methods and comparisons with recent production data with no significant issues identified. A review was also carried out by SGS Canada to verify certain aspects of the Mineral Resource estimate for the Timmins West, Thunder Creek, and 144 Gap Deposits including database integrity, parameters used in defining zones, grade capping, search ellipse dimension and orientations, and degree of smoothing. Based on the review of the Mineral Resource estimate, SGS concludes that “No significant anomalies were identified during this review and we have no reason to expect any bias or error in the overall estimate for this deposit.”

Subsequent to the closing of the Timmins Mine, Thunder Creek, and 144 Gap Deposit databases, additional drilling totaling 47 holes (10, 134 metres) were completed. The results from these holes generally confirm the original work and highlight opportunities for Mineral Resource expansion.

All ore mined from the Timmins West Mine has been, and will continue to be processed at Lake Shore’s Bell Creek Mill. The Bell Creek Mill is located approximately 6.5 kilometres north of Highway 101 in South Porcupine, Ontario. The Timmins West Mine ore is loaded into surface haul trucks at the Timmins West Mine and hauled to the mill (approximately 56 kilometres one-way). The Bell Creek Mill is a conventional gold processing plant utilizing cyanidation with gravity and CIP recovery. Mill throughput is approximately 3,000 tonnes per day and recovery is approximately 97% for the Timmins West Mine ore.

Previous technical reports issued for the Timmins West Mine (combined Timmins Deposit and Thunder Creek Deposit) include an updated Mineral Reserve estimate completed February 21, 2014, “43-101 Technical Report, Updated Mineral Reserve Estimate for Timmins West Mine, Timmins, Ontario, Canada” prepared by Erik Kallio (P. Geo.) and Natasha Vaz (P. Eng.) a prefeasibility study (PFS) completed in May 2012, “43-101 Technical Report, Prefeasibility Study and Mineral Reserve Estimate for Timmins West Mine, Timmins, Ontario, Canada, prepared by Dean Crick (P. Geo.), Ralph Koch (P. Geo.), Robert Kusins (P. Geo.), David Powers (P. Geo.), Brian Buss (P. Eng.) May 14, 2012” and a preliminary economic assessment (PEA) completed in March 2012, “43-101 Technical Report, Preliminary Economic Assessment and Updated Mineral Resource Estimate for Timmins West Mine Timmins, Ontario, Canada, prepared by Dean Crick, (P. Geo.), Ralph Koch (P. Geo.), Robert Kusins (P. Geo.), Brian Buss (P. Eng.) and David Powers (P. Geo.) on behalf of Lake Shore Gold Corp., March 29, 2012”.

The mine design used for the updated Mineral Reserve estimate is based on operating experience gained since commercial production commenced in 2011. The majority of the main mine infrastructure (surface and underground) is in place and the Bell Creek Mill expansion project has been completed to meet current production requirements. The Timmins West Mine successfully uses the longhole mining method which is commonly used worldwide for deposits with similar geometry and conditions. The operation also uses common, proven mining equipment and has experienced management and mine operations personnel. The Timmins area has a significant, well-established mining service/supply industry to support the operation.

Through five years of operating experience, the Timmins West Mine has implemented the systems and programs (i.e. health and safety, environment, training, maintenance, operating procedures, etc.) necessary to sustain production. This experience has also provided a solid basis for estimating the capital and operating costs used in preparation of the LOM plan.

To estimate the Mineral Reserves, the following steps (summarized at a high level) were used by mine planning personnel. The Indicated Mineral Resources were isolated (from Inferred Mineral Resource material) from the Mineral Resource models and assessments were made of the geometry and continuity of each of the mineralized zones. Geomechanical evaluations were taken into account in the assessment and assignment of appropriate mining methods and stope sizes. Individual stope designs (wireframes) were then created in three dimensions. These stope wireframes were queried against the block models to determine the in-situ Mineral Resource. This allowed for fair inclusion of internal dilution from both low grade and barren material. Additional factors were assigned for external dilution (with or without grade) dependent on the specific mining method and geometry of each stoping unit being evaluated. Finally, a recovery factor was assigned to the overall Mineral Reserves to allow for in-stope and mining process losses. Stope cut-off grades were estimated to determine which stopes to include in the Mineral Reserves. Detailed mine development layouts and construction activities were assigned to provide access to each of the stoping units. A detailed LOM development and production schedule was prepared to estimate the annual tonnes, average grade, and ounces mined to surface. Development, construction, and production costs were estimated to allow an economic assessment to be made comparing the capital and operating expenses required for each area to the expected revenue stream to ensure economic viability.

It should be noted that all capital costs required for all surface and underground facilities at the Timmins West Mine and the Bell Creek Mill facility have been included in the LOM plan. It should also be noted that no contributions from the Bell Creek mining operations (positive or negative) have been considered.

The estimated Probable Mineral Reserves (diluted and recovered) at the point of delivery to the mill are summarized in Table 1.2.

TABLE 1.2:      TIMMINS WEST MINE ESTIMATED PROBABLE MINERAL RESERVES

Deposit	Tonnes	Grade (g/t)	Ounces
Timmins Deposit	1,397,000	4.4	195,500
Thunder creek Deposit	1,498,000	4.1	196,300
Timmins West Mine Total Reserves Mined to Surface	2,895,000	4.2	391,800

1.	The effective date of this report is December 31, 2015.
2.

The Mineral Reserve estimates are classified in accordance with the Canadian Institute of Mining Metallurgy and Petroleum’s “CIM Standards on Mineral Resources and Reserves, Definition and Guidelines” as per Canadian Securities Administrator’s National Instrument 43-101 requirements.

3.	Mineral Reserves are based on a long-term gold price of US$1,100 per ounce and an exchange rate of 0.80 $US/$CAD.
4.	Mineral Reserves are supported by a mine plan that features variable stope thicknesses, depending on zone, and expected cost levels, depending on the mining methods utilized.
5.

Mineral Reserves incorporate a minimum cut-off grade of 2.3 grams per tonne. The cut-off grade includes estimated mining and site G&A costs of $67.00 per tonne, surface haulage costs of $7.20 per tonne, milling costs of $22.62 per tonne, mining recovery of 95%, external dilution of 18.0% for TD and 12.4% for TC, and a metallurgical recovery rate of 97%.

6.	The Mineral Reserves were prepared under the supervision of, and verified by, Natasha Vaz, P. Eng., Vice-President, Technical Services, Lake Shore Gold Corp., who is a qualified person under NI 43-101

Production will be approximately 2,680 tonnes per day during 2016 and 2017 and reduce to approximately 2,175 tonnes per day in 2018, before ramping down and ending in Q2 2019. The production profile is summarized in Table 1.3.

TABLE 1.3:      ESTIMATED LOM PRODUCTION PROFILE

Item	2015 Year-End Inventory	2016	2017	2018	2019 (Q2)	Total
Tonnes	13,282	934,895	1,022,249	793,973	129,880	2,894,279
Average TPD		2,561	2,801	2,175	1,082
Average Grade	4.5	4.5	4.2	4.0	3.9	Ave 4.2
Ounces – Upper Range		147,600	150,500	113,100	17,700
Ounces – LOM Plan Avg	1,902	134,181	136,831	102,813	16,104	391,831
Ounces – Lower Range		120,800	123,200	92,500	14,500

Annual ounce production is presented as a range (Upper and Lower). The range is based on ±10% variance from the LOM plan to reflect potential differences in the combination of stopes that may be mined during each year.

The estimated capital and operating costs have been based on operating experience at the Timmins West Mine and the Bell Creek Mill. The costs for 2016 have been developed through the Timmins West Mine 2016 annual budget exercise and the costs from 2017 through 2019 comprise the remaining LOM plan. The estimated LOM capital and operating costs are summarized in Table 1.4.

TABLE 1.4:      ESTIMATED LOM CAPITAL AND OPERATING COSTS

Cost Item	Total Costs (millions)
Capital Cost	$82.6
Operating Cost	$296.0 ($102.2 per tonne)

The costs and productivities used as the basis for estimating the Mineral Reserves have been based on actual performance metrics of the operation in 2011 through 2015. These factors are considered low risk to the Mineral Reserve estimate. In addition, social, political, and environmental factors are all considered to be low risk factors for the continued operation of the Timmins West Mine and to the Mineral Reserves estimate.

Based on recent work to complete the Mineral Resource update the following recommendations are made for Mineral Resource estimation and Mineral Resource development:

1.	Continue to evaluate alternate estimation methods such as ordinary or indicator kriging to assess whether they provide any improvements for grade estimation can on a local scale.
2.	Evaluate the use of spherical search ellipsoids for certain zones at the 144 Gap Deposit in order to reduce artifacts in grade estimation caused by a drill hole orientations.
3.	Complete some additional studies to evaluate capping levels for various zones at the 144 project.
4.

Collect some additional specific gravity data for mineralized zones. Work to date suggests that all three of the deposits at the Timmins West Mine have a variety of rock types and that the SG within the rock types can vary considerably so more data would be beneficial for Mineral Resource estimates.

5.

Implement definition drilling of Indicated Mineral Resources to refine shapes and grade estimates as necessary for detailed mine planning. Review this program on an annual basis. Proposed drilling for each deposit in 2016 is provided below:

Timmins Deposit (total budget $3,756,000 total 44,250 m of drilling at average cost of $84.89/m)

a)	Delineation on FW and Ultramafic Zones between 1030m and 1230m levels – 27,000 m.
b)	Delineation on flat lying D2 and UM12 Zones around the 1030m level for the 2016 mine plan – 4,275 m.
c)	Delineation on upper Timmins Mine between 420m and 390m levels – 6,750 m.
d)	Short length “Bazooka” drill holes to test the mineralized walls of drifts where irregular thicknesses and geometries of ore sometimes occur – 3,225 m.
e)	Miscellaneous drilling to allow for unplanned drill programs stemming from changes in stope sequencing, unexpected intersections of mineralization in development, etc. – 3,000 m.

Thunder Creek (total budget $3,244,000 total 38,210 m of drilling at average cost of $84.89/m)

a)	Delineation on Porphyry and Rusk Zones between 485m and 380m levels – 19,000 m.
b)	Delineation on Porphyry and Rusk Zones between 850m and 785m level for 2016 mine plan – 8,000 m.
c)	Delineation on Porphyry and Rusk Zones between the 900m and 850m level – 5,250 m.
d)	Short length “Bazooka” drill holes to test the mineralized walls of drifts where irregular thicknesses and geometries of ore sometimes occur – 3,560 m.

e)	Miscellaneous drilling to allow for unplanned drill programs stemming from changes in stope sequencing, unexpected intersections of mineralization in development – 2,400 m.

144 Gap Deposit (total budget $3,900,000 total 46,000 m of drilling at average cost of $84.78/m)

a)	Delineation on resource between 750m and 855m level – 19,000 m.

Implement exploration drilling to test the limits of each main deposit and potentially add new Mineral Resources. Review this program on an annual basis. Proposed drilling for 2016 is as follows:

Underground Exploration (total budget $600,000 total 5,600 m of drilling at an average cost of $107.14/m)

6.

Continued exploration drilling from surface up to 1.6 kilometers southwest of the newly discovered 144 Gap Deposit has the potential to define new mineralization to add to the growing Mineral Resource base on the Thunder Creek-144 trend. The following objectives and budgets are recommended:

Surface Exploration (total budget $600,000 total 5,600 m of drilling at an average cost of $107.14/m). Drill meters to be subdivided between targets on a priority basis.

a)

Test the top of the 144 Gap Deposit where infill surface drilling in late 2015 intersected mineralization that is open up-dip. These intersections include HWY-12-40W1 (4.73gpt/7.3m and 3.68gpt/2.9m), HWY-15-86W6 (5.43gpt/3.2m and 3.33gpt/3.5m), and HWY-15-75W3 (4.15gpt/7.3m) at the 585m, 600m, and 660m levels, respectively. These intersections cannot be reached from underground platforms.

b)

Follow-up on significant surface intersections from the 144 North and South Zones, located between 0.5-1.6 kilometers southwest of the 144 Gap Deposit. These include HWY-15-142 (3.11gpt/19.1m and 5.38gpt/3.6m), HWY-15-142W2 (4.27/7.3m), and HWY-15-153W1 (3.44gpt/3.0m, 4.67gpt/4.0m, and 6.43gpt/2.0m) near the 800m level. All holes intersected significant thicknesses of variably altered and mineralized Syenitic intrusive rocks.

***********************************

Mineral Property – Bell Creek

The below summary is a direct extract and reproduction of the summary contained in the Bell Creek Technical Report without material modification or revision and all defined terms used in the summary shall have the meanings ascribed to them in the Bell Creek Technical Report. The below summary is subject to all the assumptions, qualifications and procedures set out in the Bell Creek Technical Report. The Bell Creek Technical Report was prepared in accordance with NI 43-101. For full technical details of the report, reference should be made to the complete text of the Bell Creek Technical Report, which has been filed with the applicable regulatory authorities and is available under Lake Shore’s profile on SEDAR, which can be accessed online at www.sedar.com.

Certain sections of the Bell Creek Technical Report are incorporated by reference in this Circular and the summary set forth below is qualified in its entirety with reference to the full text of the Bell Creek Technical Report. The authors of the Bell Creek Technical Report have reviewed and approved the scientific and technical disclosure contained in this Circular related to Bell Creek.

***********************************

Summary

The Bell Creek Mine Technical Report has been prepared under the supervision of Eric Kallio (P. Geo.) and Natasha Vaz (P. Eng, MBA) on behalf of Lake Shore Gold Corp. (“Lake Shore”) for the Bell Creek Mine and conforms to NI 43-101 Standards of Disclosure for Mineral Projects. These individuals are considered Qualified Persons (QPs) under 43-101 definitions.

The purpose of the Technical Report is to provide an update of the total estimated resource pool, current mine infrastructure, the life-of-mine (“LOM”) plan, and estimated capital and operating costs to substantiate an updated Mineral Reserve estimate for Bell Creek Mine for the measured and indicated resource subset between the 445 metre elevation (445L) and 1165L.

The revised Mineral Resource estimate uses exploration data collected by Lake Shore from underground and surface drilling completed since the previous resource report submitted to SEDAR titled “NI 43-101 Technical Report, Resource Estimate Update and Prefeasibility Study and Mineral Reserve Estimate for Bell Creek Mine, Hoyle Township, Timmins, Ontario, Canada March 28, 2013, having an effective date of November 1, 2012” and is prepared in accordance with National Instrument 43-101, Standards and Disclosure for Mineral Projects. The effective date of the Technical Report is December 31, 2014.

The Bell Creek Mine is located in the Porcupine Mining Division, Hoyle Township, approximately 20 kilometres (km), by road, northeast of Timmins, Ontario. Access to the property is via Florence Street, a 6.7 km all-season asphalt and gravel road north from the community of Porcupine, off of Ontario Provincial Highway 101.

The Bell Creek Mine Property is made up of the Bell Creek claims, the adjacent Schumacher claim and two “northern claims” totaling 12 leases and 5 patented Boer War Vet lots. These claims cover a total area of approximately 512 hectares (ha), 320 ha in the Bell Creek claims, 64 ha in the Schumacher claim and 128 ha in the two “northern claims”. Lake Shore owns 100% interest in the Bell Creek Mine property subject to underlying royalties. The claims are all in good standing.

Gold mineralization was first discovered on the Bell Creek Mine property through a joint venture between Rosario Resources Canada Ltd. (Rosario) and Dupont of Canada Exploration Limited (Dupont) between 1980 and 1982. Between 1986 and 1991 Canamax Resources Inc. (Canamax) explored and developed the Bell Creek Mine. Access to mineralization was through a 290 metre deep shaft. Mine levels were developed to the ore zones, and an internal ramp was developed from the 240 metre level to access ore below shaft bottom to a vertical depth of 300 metres. Falconbridge Gold Corporation (Falconbridge) operated Bell Creek Mine from 1991 to 1992 followed by Kinross Gold Corporation (Kinross) until mine closure in 1994.

Total production during the period prior to the 1994 mine closure totaled 576,017 tons of ore resulting in 112,739 ounces of gold (0.196 ounces per ton or approx. 5.6 grams per tonne). The historical milling recovery was approximately 93 percent.

In January 2007, Lake Shore entered into an agreement with Porcupine Joint Venture (PJV) to acquire the Bell Creek Mine and Mill. The Bell Creek Mine included the shaft, hoist, headframe, ore bin, collar house, hoist building, mine dry, office complex, underground mine workings and historic (non-NI 43-101 compliant) Mineral Resources.

Portal construction for an advanced exploration ramp began in May 2009. The ramp provided access to historic mine workings, and provided platforms for exploration diamond drilling. A number of sublevels were established at 15 metre vertical intervals below the 300 metre level and a bulk sample taken.

The Bell Creek Mine declared commercial production effective January 1, 2012.

The Bell Creek Mine property is underlain by carbonate altered, greenschist facies Archean-aged, metavolcanic and clastic metasedimentary rocks belonging to the Tisdale and Porcupine assemblages. The strike of these rocks is generally east-west to west-northwest, with steep southerly dips.

Gold mineralization in the Bell Creek Mine occurs in steep south dipping, sheet like, shear hosted mineralized zones. A series of eight sub parallel and three splays zones have been identified. Of these the bulk of the mineralization occurs within the North A, North A2, North B and North B2 zones. The North A zone has dominantly been the source of historical production. Mineralization and the geological setting of these zones are similar.

The North A Zone outcrops approximately 200 metres north of the Bell Creek headframe and consists of a marker quartz vein that varies from 0.1 metres to 2 metres in width with an associated alteration halo. Adjacent to the quartz marker vein is a grey to buff coloured altered zone which contains 5% to 15% pyrite and pyrrhotite, with accessory chalcopyrite and arsenopyrite. Up to 30% of the gold in the North A Zone occurs within the alteration halo, in discrete sulphide zones and in vein-brecciated wall rock zones that extend up to five metres from the margin of the core vein (Kent, 1990).

The Mineralized domains used to estimate Mineral Resources have been modeled on vertical north-south sections on 6.25, 12.5 and 25 metre centres, with consideration for structural setting and lithology. Section spacing was reduced in areas of greater drill density. Underground development was used as an aid in the interpretation and design of the mineralized zones.

The sectional interpretations were used to create three-dimensional (3D) solids or wireframes representing the mineralized zones that are used for estimation of tonnes and grade. A total of 16 mineralized domain solids were created.

The Mineral Resource estimate for the Bell Creek Mine is based on diamond drill assays composited to 1.0 metre lengths. Only intersections within each vein solid were used to estimate grades. A total of 938 drill holes were used in the estimate including 119 historic surface and underground holes, and 819 surface and underground drill holes completed by Lake Shore. Development chip or muck sample assay data was not used in the estimate.

The resource totals 4.90 Mt at 4.36 g/t Au amounting to 686,700 ounces of gold in the Measured and Indicated Mineral Resource category and 4.40 Mt at 4.84 g/t Au amounting to 685,000 ounces of gold in the Inferred Mineral Resource category. The resource was estimated using Inverse Distance to the power 2 (ID2) interpolation method with gold assays capped to 44 g/t for the North A vein, and 34 g/t for all other domains excepting the Hangingwall veins which were capped to 25 g/t. An assumed long-term gold price of US$1,100 per ounce and 0.90 $US/$CDN exchange rate were used. The base case estimate assumes a cut-off grade of 2.2 g/t Au with no allowance for dilution. The total estimated Mineral Resources for Bell Creek Mine are summarized in Table 1.1.

Table 1.1:      Total Mineral Resources – Bell Creek Mine

Category	Tonnes	Capped Grade (g/t Au)	Capped Ounces Au
Measured	331,000	5.25	55,900
Indicated	4,573,000	4.29	630,800
Measured and Indicated	4,904,000	4.36	686,700
Inferred	4,399,000	4.84	685,000

Notes:

1.	The effective date is December 31, 2014.
2.	The Mineral Resource estimates have been classified according to CIM Definitions and Guidelines.
3.	Mineral Resources are reported inclusive of Mineral Reserves.
4.	Mineral Resources incorporate a minimum cut-off grade of 2.2 grams per tonne for the Bell Creek Mine which includes dilution to maintain zone continuity.
5.	Cut-off grade is determined using a weighted average gold price of US$1,100 per ounce and an exchange rate of $0.90 $US/$CAD.
6.	Cut-off grade assumes mining and G&A costs of up to $77 per tonne and/or processing costs of $22 per tonne and assumed metallurgical recovery of 94.5%.
7.

Mineral Resources have been estimated using the Inverse Distance Squared estimation method and gold grades which have been capped between 25 and 44 grams per tonne based on statistical analysis of data in each zone.

8.	Assumed minimum mining width is two metres.
9.

The Mineral Resources were prepared under the supervision of, and verified by, Eric Kallio, P.Geo., Senior Vice- President, Exploration, Lake Shore Gold Corp., who is a qualified person under NI 43-101 and an employee of Lake Shore.

10.	Tonnes information is rounded to the nearest thousand and gold ounces to the nearest one hundred, as a result totals may not add exactly due to rounding.

A sensitivity analysis was carried out to examine the impact on the tonnage, grade, and contained ounces by increasing the cut-off grade. The results are presented graphically in Figure 1.1. It should be noted that this is only a graphical presentation of potential opportunities to optimize the resource.

Figure 1.1:      Cut-Off Grade Sensitivity

Recommendations consist primarily of diamond drilling which would continue to test the Bell Creek deposit as well as testing “regional” targets on the Bell Creek property. The objective of the deposit drilling would be to target sufficient Mineral Resource conversion (Indicated Mineral Resource to Measured Mineral Resource and Inferred Mineral Resource to Indicated Mineral Resource) in order to complete a robust mining plan. The first phase of the deposit drilling (8,300m) would be completed from the 610L drill drift, while phases two (10,300m) and three (19,000m) would be completed from a recommended drill platform on the 760L. Phase One drilling is estimated at an all-in cost of $745,000 while Phases Two and Three would cost $1.0 million and $1.9 million respectively. The proposed 760L drill platform would be developed in two stages, estimated to cost $1.1 million and $1.5 million respectively.

The regional drilling would test known gold showings such as Bell Creek West of Dyke, Wetmore, Stringer and Marlhill East and West as well as favourable stratigraphy with holes from both underground and surface. This regional program is envisioned to consist of 15,000 metres of drilling at an all-in cost of $1.5 million.

The cost to finalize and implement a production reconciliation program, which will aid in improving Mineral Resource estimation and mine planning, is $10,000.

It is recommended that the Phase One drilling and Stage One development be completed in 2015 while Phases Two and Three drilling and Stage Two development be completed in 2016. The total cost of all recommended work is $6.26 million.

The subset of the total Bell Creek Mine resource pool considered in the Technical Report includes the Measured and Indicated Mineral Resource material located between the 445L and 1165L. The estimated in-situ Measured and Indicated Mineral Resource between 445L and 1165L is summarized in Table 1.2.

Table 1.2:      Estimated Measured and Indicated Mineral Resource (445L to 1165L)

Resource Classification	Tonnes	Grade (g/t)	Ounces
Bell Creek (Measured + Indicated)	3,530,624	5.0	572,033

A mine design was completed on this Measured and Indicated Mineral Resource to estimate the Proven and Probable Mineral Reserves. The mine design used for the updated Mineral Reserves estimate has been based on existing surface and underground infrastructure and operating experience. The majority of the main mine infrastructure (surface and underground) is in place, most equipment has been purchased, and the Bell Creek Mill is capable of meeting production requirements. Bell Creek Mine successfully uses the narrow longitudinal longhole mining method which is commonly used for deposits with similar geometry and conditions. The operation also uses common, proven mining equipment and has experienced management and mine operations personnel. The Timmins area has a significant, well-established mining service/supply industry to support the operation. Through operating experience, the operation has implemented the systems and programs (i.e. health and safety, environment, training, maintenance, operating procedures, etc.) necessary to sustain production. This experience has also provided a solid basis for estimating the capital and operating costs used in preparation of the LOM plan.

Mining shapes (stope wireframes) were designed in three dimensions for all Measured and Indicated Mineral Resources included in the mining plan and the in-situ Mineral Resource within the stope wireframes (including any low grade or barren material) was extracted from block model data. External dilution was estimated for each stope based on stope geometry and a 95% mining recovery factor was applied to account for unplanned losses. Stope cut-off grades were estimated to determine which stopes to include in the Mineral Reserves. Detailed mine development layouts and construction activities were assigned to provide access to each of the stoping units. A detailed LOM development and production schedule was prepared to estimate the annual tonnes, average grade, and ounces mined to surface. Development, construction, and production costs were estimated to allow an economic assessment to be made comparing the capital and operating expenses required for each area to the expected revenue stream to ensure economic viability.

The estimated Proven and Probable Mineral Reserves (diluted and recovered) are summarized in Table 1.3.

Table1.3:      Bell Creek Mine Estimated Mineral Reserves

Reserve Classification	Diluted/Recovered Tonnes	Grade	Ounces Mined To Surface
Proven	172,228	4.5	24,857
Probable	1,620,067	4.6	238,751
Total (Proven + Probable)	1,792,295	4.6	263,608

Notes:

1.	The effective date is December 31, 2014.
2.

The Mineral Reserve estimates are classified in accordance with the Canadian Institute of Mining Metallurgy and Petroleum’s “CIM Standards on Mineral Resources and Reserves, Definition and Guidelines” as per Canadian Securities Administrator’s National Instrument 43-101 requirements.

3.	Mineral Reserves are based on a long-term gold price of US$1,100 per ounce and an exchange rate of $0.90 $US/$CAD.
4.	Mineral Reserves are supported by a mine plan that features variable stope thicknesses, depending on zone, and expected cost levels, depending on the mining methods utilized.
5.

Mineral Reserves incorporate a minimum cut-off grade of 2.7 grams per tonne. The cut-off grade includes estimated mining and site G&A costs of $77 per tonne, milling costs of $22 per tonne, mining recovery of 95.0%, external dilution of 13% and a metallurgical recovery rate of 94.5%.

6.

The Mineral Reserves were prepared under the supervision of, and verified by, Natasha Vaz, P.Eng., Vice-President, Technical Services, Lake Shore Gold Corp., who is a qualified person under NI 43-101 and an employee of Lake Shore Gold.

7.	Tonnes information is rounded to the nearest thousand and gold ounces to the nearest one hundred, as a result totals may not add exactly due to rounding.

The production profile is summarized in Table 1.4

Table1.4:      Estimated LOM Production Profile

Item	Total	2014 Year End Inventory	2015	2016	2017	2018	2019	2020
Tonnes	1,792,295	25,123	279,366	282,490	358,370	367,450	367,159	112,337
Average TPD			765	774	982	1,167	1,049	749
Grade	4.6	3.2	4.1	3.8	4.3	5.0	5.4	4.8
Ounces – Upper Range			40,600	38,200	54,200	64,900	70,200	19,000
Ounces LOM Plan	263,608	2,587	36,951	34,762	49,265	59,030	63,784	17,229
Ounces – Lower Range			33,300	31,300	44,300	53,100	57,400	15,500

Annual ounce production is presented as a range (upper and lower). The range is based on ±10% variance from the LOM plan to reflect potential differences in the combination of stopes that may be mined during each year.

The estimated capital and operating costs have been based on operating experience at the Bell Creek Mine and the Bell Creek Mill. The costs for 2015 have been developed through the 2015 annual budget exercise and the costs from 2016 through 2020 comprise the remaining LOM plan. The estimated LOM capital and operating costs are summarized in Table 1.5.

Table 1.5:      Estimated LOM Capital and Operating Costs

Cost Item	Total Costs (millions)	Cost per Tonne
Capital Cost	$62.6	$34.9/tonne
Operating Cost	$179.8	$100.3/tonne

The costs and productivities used as the basis for estimating the Mineral Reserves have been based on actual performance metrics of the operation in 2012 through 2014. These factors are considered low risk to the Mineral Reserve estimate. In addition, social, political, and environmental factors are all considered to be low risk factors for the continued operation of Bell Creek Mine and to the Mineral Reserves estimate.

***********************************

Risk Factors

There are a number of factors that could negatively affect Lake Shore’s business and the value of the Lake Shore Shares. For information pertaining to the outlook and conditions currently known to Lake Shore that could have a material impact on the financial condition, operations and business of Lake Shore, shareholders should refer to the “Risk Factors” that are described in detail in the Lake Shore AIF and management’s discussion and analysis, which are incorporated herein by reference.

Lake Shore Shareholders should also carefully consider all of the information disclosed in this Circular and the documents incorporated by reference herein including the risk factors relating to the Arrangement as set forth under the section entitled “Risk Factors – Risk Factors of the Arrangement and – Risk Factors Following Completion of the Arrangement” as well as the risk factors relating to the business and financial condition of Tahoe as set forth in Tahoe’s Annual Information Form dated March 11, 2015 and its Short Form Prospectus dated June 23, 2015.

The risk factors that are identified in this Circular and the documents incorporated by reference are not exhaustive and other factors may arise in the future that are currently not foreseen by management of Lake Shore that may present additional risks in the future.

Auditors and Transfer Agent

The auditor of Lake Shore is Deloitte LLP (“Deloitte”). Deloitte has advised that it is independent with respect to Lake Shore within the meaning of the Rules of Professional Conduct of the Chartered Professional Accountants of Ontario.

The registrar and transfer agent for the Lake Shore Shares is Computershare Investor Services Inc. located at 100 University Avenue, 8th Floor, Toronto, Ontario, Canada, M5J 2Y1.

Interest of Experts

The following persons, firms and companies are “qualified persons” within the meaning of NI 43-101, and are named as having prepared or certified a statement, report or valuation described or included herein directly or in a document incorporated by reference herein, in each case with respect to Lake Shore:

(a)

Eric Kallio, P. Geo, and Natasha Vaz, P. Eng, prepared a technical report in accordance with NI 43-101 entitled “43-101 Technical Report, Updated Mineral Reserve Estimate for Timmins West Mine and Initial Resource Estimate for the 144 Gap Deposit, Timmins, Ontario, Canada” dated February 29, 2016, with an effective date of December 31, 2015; and

(b)

Eric Kallio, P. Geo, and Natasha Vaz, P. Eng, prepared a technical report in accordance with NI 43-101 entitled “NI 43-101 Technical Report, Updated Mineral Reserve Estimate for Bell Creek Mine, Hoyle Township, Timmins, Ontario, Canada” dated March 27, 2015, with an effective date of December 31, 2014.

All of the qualified persons are or were employees of Lake Shore and hold, or held at the time of authorship, Lake Shore Options under Lake Shore’s employee stock option plan or Lake Shore PSUs under Lake Shore’s PSU Plan. To the best of Lake Shore’s knowledge, none of the persons named above holds a material amount of securities of Lake Shore or of any associate or affiliate of Lake Shore or held any such securities at the time they prepared the scientific or technical information or following the preparation, nor did they receive any direct or indirect interest in any securities of Lake Shore or of any associate or affiliate of Lake Shore in connection with the preparation of such information.

None of the aforementioned persons has a direct or indirect interest in the Lake Shore properties, or is currently expected to be elected or appointed as a director of Lake Shore or of any associate or affiliate of Lake Shore. Eric Kallio is the Vice-President of Exploration for Lake Shore and Natasha Vaz is the Vice-President of Technical Services for Lake Shore.

To the knowledge of Lake Shore, each of the above experts beneficially owned, directly or indirectly, less than 1% of the issued and outstanding Lake Shore Shares at the time of the preparation of the reports and/or at the time of the preparation of the technical information incorporated by reference in this Circular.

APPENDIX “E”
INFORMATION CONCERNING TAHOE

RECENT DEVELOPMENTS

Impairment Charges for Fourth Quarter 2015

In accordance with IFRS requirements, Tahoe is conducting an annual review of the carrying value of its assets, including goodwill, for possible impairment charges in the fourth quarter of 2015. The analysis, which is dependent upon various assumptions including metal price forecasts over the remaining life of the assets, will be finalized for inclusion in the fourth quarter 2015 and 2015 financial year financial results, which are expected to be released on March 9, 2016. For details on the impairment charge, readers are encouraged to review Tahoe’s financial statements for the fourth quarter 2015 and the 2015 financial year, as well as the accompanying management’s discussion and analysis and press release, all of which will be available on SEDAR.

Escobal Mine – Updated Mineral Reserves and Mineral Resources

Recent Activities at the Escobal Mine

In 2015, the Escobal Mine produced 20.4 million ounces of silver, 11,742 ounces of gold, 10,153 tonnes of lead, and 14,810 tonnes of zinc in concentrate from 1.51 million tonnes of ore processed with average feed grades of 487 g/t Ag, 0.39 g/t Au, 0.77% Pb, and 1.27% Zn. Mill throughput in 2015 averaged 4,113 tpd. Since mill commissioning in October 2013 through the end of December 2015, the Escobal Mine has produced a total of 42.8 million ounces of silver, 24,600 ounces of gold, 21,900 tonnes of lead, and 34,900 tonnes of zinc in concentrate.

At January 1, 2016, Measured and Indicated Mineral Resources for the Escobal Mine include 389.5 million ounces of silver at an average grade of 332 g/t. Proven and Probable Mineral Reserves include 310.4 million ounces of silver at an average grade of 332 g/t. Mineral Resources and Mineral Reserves were updated by subtracting mine depletion volumes from the Mineral Resources and Mineral Reserves reported in the technical report entitled “Escobal Mine Guatemala NI 43-101 Feasibility Study” and dated November 5, 2014 (the “Escobal Feasibility Study”). All scientific and technical information in this Circular and as disclosed in the January 14, 2016 press release relating to updates to the Escobal Mine disclosure since the date of Escobal Feasibility Study has been verified by Charles Muerhoff, Tahoe’s Vice President Technical Services and Qualified Person as defined by NI 43-101.

Tahoe achieved the planned production expansion from the original 3500 tpd rate to 4500 tpd in the third quarter of 2015. Equipment purchases and mill upgrades to support the increased production rate, including the installation and commissioning of a fourth tailing filter, were completed in the second quarter. A second primary surface ventilation fan was installed and commissioned in the third quarter. Construction of the new paste backfill plant was essentially completed in the third quarter, though Tahoe decided to defer the final commissioning and start-up of the plant to the first quarter of 2016 to insure no negative impact to 2015 production goals. Capital costs related to the expansion were within the 2015 guidance Tahoe released on January 20, 2015 and available on SEDAR at www.sedar.com and on Tahoe’s website.

On September 17, 2015, the Guatemalan Constitutional Court (the “Constitutional Court”) ruled that the Guatemalan government’s budget legislation which went into effect on January 1, 2015 and imposed a 10% royalty on precious metal mining was unconstitutional. On November 5, 2015, the Constitutional Court issued a clarification of its opinion stating that the original 1% royalty on precious metals as pronounced in the 1997 Guatemalan mining law was still in force and that the Guatemalan Congress did not have the authority to alter the mining royalty with the budget legislation. The opinion of the Constitutional Court was published and is final.

Tahoe employed 889 people in Guatemala at the end of 2015, excluding expatriate staff and contractors.

La Arena Mine – Updated Mineral Reserves and Mineral Resources

On February 9, 2015 Tahoe and Rio Alto Mining Limited (“Rio Alto”) announced that they had entered into a definitive agreement to combine their respective businesses, where Tahoe acquired all of the Rio Alto issued and outstanding common shares by way of a statutory plan of arrangement. The business combination was completed on April 1, 2015 with Rio Alto becoming a wholly-owned subsidiary of Tahoe. Rio Alto owns and operates the La Arena Mine and Shahuindo development project in Peru.

The La Arena mine property consists of the currently producing La Arena gold oxide mine and the undeveloped copper-gold porphyry sulfide deposit known as La Arena Phase II (collectively the “La Arena Project”).

A more complete description of the La Arena Project may be found within the technical report entitled “La Arena Project, Peru, Technical Report (NI 43-101)” prepared by Mining Plus Peru S.A.C. on behalf of Rio Alto with an effective date of December 31, 2014, dated February 27, 2015 (the “La Arena Technical Report”), a copy of which is available on Tahoe’s profiles on SEDAR and EDGAR. Unless stated otherwise, information in this section is summarized, complied or extracted from the La Arena Technical Report. Scientific and technical information in the annual information form of Rio Alto for the year ended December 31, 2014 and as disclosed in the January 14, 2016 press release relating to updates to the La Arena Mine disclosure since the date of the La Arena Technical Report has been verified by Charles Muerhoff, Tahoe’s Vice President Technical Services and Qualified Person as defined by NI 43-101. The La Arena Technical Report was prepared on behalf of Rio Alto in accordance with NI 43-101 by Qualified Persons. Defined terms used in this summary will have the meanings ascribed to such terms in the La Arena Technical Report. The reference numbers of the tables and figures set out in this section are those attributed by the La Arena Technical Report. For a complete description of the assumptions, qualifications and procedures associated with the following information, reference should be made to the full text of the La Arena Technical Report. Readers are encouraged to read the full La Arena Technical Report.

Recent Activities at the La Arena Mine

In 2015, the La Arena Mine produced a total of 230,436 ounces of gold in doré, with 174,025 ounces of gold attributable to Tahoe’s account (i.e., post April 1, 2015 production). From April 1, 2015 through the end of 2015, a total of 9.34 million tonnes of ore and 17.25 million tonnes of waste were mined for a strip ratio of 1.85. A total of 9.68 million tonnes of ore at an average grade of 0.61 g/t Au from the open pit and existing stockpile were placed on the leach pad.

At January 1, 2016 Measured and Indicated Mineral Resources for the La Arena oxide mine totalled 120.8 million tonnes at an average grade of 0.32 g/t Au, containing 1.24 million ounces of gold. Proven and Probable Mineral Reserves for the La Arena oxide mine totalled 80.3 million tonnes at an average grade of 0.36 g/t Au, containing 919,000 ounces of gold. Mineral Resources and Mineral Reserves for the La Arena oxide mine were updated by subtracting mine depletion volumes from the Mineral Resources and Mineral Reserves as reported in the La Arena Technical Report.

Shahuindo Mine

On February 9, 2015 Tahoe and Rio Alto announced that they had entered into a definitive agreement to combine their respective businesses, where Tahoe acquired all of the Rio Alto issued and outstanding common shares by way of a statutory plan of arrangement. The business combination was completed on April 1, 2015 with Rio Alto becoming a wholly-owned subsidiary of Tahoe. Rio Alto owns and operates the La Arena Mine and Shahuindo development project in Peru.

A more complete description of the Shahuindo Mine may be found within the technical report entitled “Technical Report on the Shahuindo Mine, Cajabana, Peru” prepared by Tahoe and dated January 25, 2016 (the “Shahuindo Technical Report”), a copy of which is available on Tahoe’s profiles on SEDAR and EDGAR. Unless stated otherwise, information in this section is summarized, complied or extracted from the Shahuindo Technical Report. The Shahuindo Technical Report was prepared in accordance with NI 43-101 by Qualified Persons. Defined terms used in this summary will have the meanings ascribed to such terms in the Shahuindo Technical Report. The reference numbers of the tables and figures set out in this section are those attributed by the Shahuindo Technical Report. For a complete description of the assumptions, qualifications and procedures associated with the following information, reference should be made to the full text of the Shahuindo Technical Report. Readers are encouraged to read the full Shahuindo Technical Report.

Recent Activities at the Shahuindo Mine

Construction of the Shahuindo Mine commenced early in the second quarter of 2015, with commissioning of the mine and processing facilities initiated in the fourth quarter of 2015. Approximately 164,000 tonnes at an average gold grade of 1.05 g/t were placed on the leach pad in November and December 2015. Plant construction advanced slightly ahead of schedule, providing the opportunity to test the desorption/electrowinning circuits, retort, and furnace in late December. While the overall plant flow rates had not yet reached capacity, the test determined that all circuits were operating to design parameters. The test resulted in pre-production recovery of 581 ounces of gold and 347 ounces of silver in doré.

Tahoe completed final construction of the 10,000 tpd phase one plant and infrastructure in the January 2016 and has begun the ramp-up to phase one design parameters. Tahoe anticipates commercial production early in the second quarter of 2016.

Tahoe continues to advance design and test work to optimize the mine sequence, determine possible crushing and agglomeration requirements and scenarios for phase two operations, and provide long-term capital and operating cost estimates. Details of this work are described in the Shahuindo Technical Report. Concurrent with optimization studies, permitting, construction of the life of mine leach pad, and fabrication of the carbon regeneration circuit are underway; all designed to support the currently envisioned 36,000 tpd phase two production rate.

Measured and Indicated Mineral Resources for the Shahuindo oxide deposit total 143.1 million tonnes at average grades of 0.50 g/t Au and 6.7 g/t Ag, containing 2.3 million ounces of gold and 30.7 million ounces of silver. The effective date of the Shahuindo oxide Mineral Resource estimate is April 15, 2015. Proven and Probable Mineral Reserves for the Shahuindo oxide mine total 111.9 million tonnes with average grades of 0.53 g/t Au and 6.85 g/t Ag, containing 1.9 million ounces of gold and 24.5 million ounces of silver. The effective date of the Shahuindo oxide Mineral Reserve estimate is November 1, 2015.

Introduction

Tahoe prepared the Shahuindo Technical Report in respect of the following triggering events for the Shahuindo Mine:

•

The Mineral Resources and Mineral Reserves estimates have been updated as the result of data obtained from drilling and additional engineering studies conducted in 2014 and 2015. Mining studies incorporate updated cost estimates and financial analyses;

•	Tahoe has revised the mining strategy for the Shahuindo Mine; and

•	Tahoe has conducted further metallurgical testing on the ore at Shahuindo and has revised the metallurgical assumptions and flowsheet for the project.

The Shahuindo Technical Report has been completed having an effective date of January 1, 2016. The effective dates of the Mineral Resources estimate and Mineral Reserves estimate are April 15, 2015 and November 1, 2015, respectively. Unless otherwise noted, monetary values are expressed in United States dollars ($) and units are metric. The Shahuindo Technical Report has been prepared in compliance with the disclosure and reporting requirements set forth in NI 43-101, as well as with the Canadian Institute of Mining, Metallurgy and Petroleum’s “CIM Definition Standards - For Mineral Resources and Reserves, Definitions and Guidelines” (CIM Standards) adopted by the CIM Council on December 2000 and modified in 2005 and 2010.

Introduction and Technical Report Highlights

Tahoe, through its wholly owned subsidiary, Shahuindo SAC, owns and operates the Shahuindo mine in Peru. The Shahuindo deposit is an intermediate-sulfidation sediment-hosted epithermal gold-silver deposit which Tahoe has initiated open pit mining and heap leaching of oxide ore. Metal recovery is by carbon-in-column adsorption-desorption-refining (“ADR”) processes which produces a gold-rich doré for sale to international refineries.

Construction of the Shahuindo mine commenced in mid-2014, with commissioning of the mine and processing facilities in the fourth quarter of 2015. Tahoe anticipates achieving commercial production at Shahuindo in the second quarter of 2016.

Production at Shahuindo is scheduled in two phases. Phase 1 processes coarse-grain run-of-mine (ROM, i.e., no crushing required) material at an initial rate of 10,000 tonnes of ore per day (tpd) in 2016; a second adsorption column circuit will be installed in mid-2016 to increase the plant processing capacity to accommodate increased mining rates. Phase 2 begins in 2018 and continues through the end of the current mine life with the plant capacity increased to 36,000 tpd to process mixed coarse- and fine-grain ore that requires crushing and agglomeration prior to leaching. The phased approach enables gold production as soon as possible with minimal capital expenditure, thus generating cash flow early in the project.

The prefeasibility study supports the declaration of Proven and Probable Mineral Reserves. The study provides economic parameters for the Shahuindo Mine from January 1, 2016 forward.

Highlights of the study include:

•	Measured and Indicated Mineral Resources of 143.1 million tonnes and 2.28 million oxide gold ounces at an average gold grade of 0.50 gram per tonne (g/t);

•	Proven and Probable Mineral Reserves of 111.9 million tonnes at an average gold grade of 0.53 g/t, containing 1.91 million ounces of gold;

•

Average annual gold production (i.e., gold in doré) of 78,000 ounces in the first two years of production (Phase 1) and 169,000 ounces in years three through ten (Phase 2). Total gold produced in doré over the LOM is estimated to be 1.504 million ounces;

•	As of January 1, 2016, capital costs are estimated at $179.6 million for project (construction) capital and $140.7 million for sustaining capital over the LOM;

•	After tax net present value at a 5% discount rate (NPV5) of $318.9 million and an IRR of 40.6% with a payback period of 4.1 years at the base case metal prices; and

•

Exploration conducted by previous owners and by Tahoe demonstrates considerable potential to add additional gold ounces to the production profile at Shahuindo and has identified multiple exploration prospects in the district.

Mineral Resources and Mineral Resources are reported using metal prices of $1,200/oz Au and $15/oz Ag. Mineral Resources are reported within a $1,400/oz Au pit shell at a gold-equivalent (AuEq) cut-off grade of 0.14 g/t. The financial analysis uses escalating metal prices over the LOM beginning with $1,100/oz Au in 2016 and increasing in $100/oz increments annually to $1,400/oz Au in 2019 where it remains constant through the end of the mine life. Likewise, silver prices used are $14.75/oz in 2016, $17.25/oz in 2017, $20.00/oz in 2018, and $23.50/oz in 2019 and forward to the end of the mine life. Silver has a negligible contribution to the mine economics.

Reliance on Other Experts

The authors of the Shahuindo Technical Report, state that the information, opinions, estimates, and conclusions contained herein are based on:

•	Information available at the time of preparing the Shahuindo Technical Report;

•	Assumptions, conditions, and qualifications as set forth in the Shahuindo Technical Report; and

•	Data, reports, and other information supplied by Tahoe and other third party sources.

None of the authors of the Shahuindo Technical Report are experts in verifying the legal status or ownership of mining concessions and surface lands in Peru. As such, the authors have relied on outside independent Peruvian legal counsel to verify the validity of Shahuindo SAC’s mining concessions and surface land ownership. The following title opinions were prepared on behalf of Tahoe:

•	Title Opinion on the Shahuindo Mining Concessions, prepared by Pickmann and Ruiz (2015) for Tahoe Resources Inc. (unpublished); and

•	Title Opinion on the Shahuindo Surface Lands, prepared by Pickmann and Ruiz (2015) for Tahoe Resources Inc. (unpublished).

Property Description & Location

The Shahuindo mine is located in the district of Cachachi, province of Cajabamba, department and region of Cajamarca, Peru. It is situated approximately 59 kilometers southeast of the town of Cajamarca and 14 kilometers west of the town of Cajabamba. The project can be accessed from Cajabamba via a combination of asphalt, gravel and dirt roads. Access can be gained all year round.

Mineral Tenure

The Shahuindo Mine comprises one mineral right, Acumulacion Shahuindo, which includes 26 mineral titles 100% controlled by Tahoe’s wholly owned subsidiary, Shahuindo SAC, and has an approximate area of 7,338.91 hectares.

The mining rights and surface rights are registered under the name of Shahuindo SAC in the government title registry office of La Superintendencia Nacional de los Registros Públicos (SUNARP). The mining claims have no expiry date. All concessions are subject to an annual payment of $3 per hectare to the Peruvian government. All claims are in good standing as of the effective date of the Shahuindo Technical Report.

Shahuindo SAC has acquired 381 surface rights within the Shahuindo Mine area to date, covering a total area of approximately 2,559 hectares. Some of these surface rights were used to relocate local land owners into new areas. Shahuindo SAC also acquired additional surface rights outside the mining concessions for the same process of relocating land owners. Tahoe controls sufficient surface lands to accommodate the infrastructure necessary to operate the Shahuindo mining project as envisioned in the Shahuindo Technical Report.

Mineral Title Summary

Concession	Application Area (hectares)	Actual Size (hectares)	Application Method	Date of Grant
San Jose	2.83	2.83	Stake-based	July 2, 1917

Concession	Application Area (hectares)	Actual Size (hectares)	Application Method	Date of Grant
Puma Shahuindo	2.33	2.33	Stake-based	July 5, 1917
Pilacones 8	601.59	58.66	Grid-based	January 29, 1998
Pilacones 7	300.8	3.45	Grid-based	November 18, 1996
Pilacones 6	1002.62	401.38	Grid-based	ApriI 9, 1999
Pilacones 5	701.82	492.35	Grid-based	April 21, 2003
Pilacones 4	100.26	20.93	Grid-based	April 1, 1996
Pilacones 3	902.36	571.15	Grid-based	August 31, 1997
Pilacones 2	701.85	246.85	Grid-based	December 30, 1997
Perdida 3	601.96	548.65	Stake-based	November 30, 1994
Perdida 2	391.11	357.92	Stake-based	August 24, 1995
Perdida 1	601.72	570	Stake-based	November 30, 1994
Nltrogeno	2	2	Stake-based	August 7, 1922
Moyan 3	280.78	280.78	Stake-based	November 30, 1994
Moyan 2	201.36	201.36	Stake-based	November 30, 1994
Moyan 1	541.48	541.48	Stake-based	February 16, 1995
Malvas	250.68	250.68	Stake-based	September 26, 1959
Malvas 92	701.904	295.07	Stake-based	August 6, 1999
Descubridora	4.25	4.25	Stake-based	June 19, 1917
Antimonlo	2	2	Stake-based	June 2, 1921
Algamarca 4	993.17	980	Stake-based	March 8, 1991
Algamarca 2B	20.33	20.34	Stake-based	February 16, 1995
Algamarca 2	200.56	200.56	Stake-based	October 31, 1994
Algamarca 1	501.35	501.35	Stake-based	April 23, 1991
Acumulaclon	802.15	797.9	Stake-based	March 31, 1987
Algamarca Selenlo	4.01	4.01	Stake-based	August 22, 1981

Shahuindo Mineral Concessions

Permits

The Shahuindo mine operates under an initial Environmental Impact Statement (EIA, Estudio de Impacto Ambiental) approved in 2013. The EIA was prepared according to the Ministry of Energy and Mines (MEM) requirements and complies with Peruvian regulations.

As of the effective date of the Shahuindo Technical Report, most required permits have been obtained, with the remaining permits being in the final stages of approval. The following list describes the status of the required permits for operations as of January 1, 2016:

•	Certificate for the inexistence of Archaeological Remains – Approval granted.

•	Environmental Impact Assessment (EIA) - Approval granted. Expansion EIA in process.

•	Mine Closure Plan – Approval granted

•	Beneficiation Concession – Approval granted.

•	Water usage permit – Approval granted.

•	Mining Plan – Final stage of evaluation with Ministry of Energy and Mines.

•	Operations Permits – In process; approvals expected in January 2016.

All permits and any new permits will be renewed or obtained as required. It is expected that all remaining permits required for full operations will be obtained in early 2016.

Access, Climate, Local Resources and Physiography

Access

The Shahuindo Mine is located in northern Peru approximately 970 kilometers by road north-northwest of Lima. The project site can be accessed from Lima by traveling north on Highway 1 (Pan-American Highway) to Ciudad de Dios, then east on Highway 8 to Cajamarca. The site is approximately 130 kilometers from Cajamarca via asphalt-paved highway (100 kilometers on Highway 3N), and gravel and dirt roads.

There are several seaports available to Tahoe for equipment import – the Port of Callao in Lima, Port of Paita (northern Peru) and Port Salaverry at Trujillo. There are daily flights between Lima and Cajamarca on Peruvian national airlines.

Climate

Climate in the area is typical of the sierra region. It is cold and dry during the dry season and humid during the rainy season. Rainfall typically occurs between October and April (wet season), with occasional sporadic showers in the other months. The average annual rainfall is about 1000mm with an extreme wet year having a rainfall of 1,550mm and an extreme dry year receiving 449mm. The dry season months are May through September.

The average daily temperature is 15.7ºC, reaching 23.1ºC during the day and decreasing to 7.5ºC in the night. The average minimum temperature is 9.7ºC and the average maximum temperature is 22.3ºC.

Local Resources

The Shahuindo Mine is located in an economically depressed area where subsistence agriculture is the main activity.

Manning requirements for the project are sourced according to Tahoe’s employment policy, with priority given to the local area, then expanding to the surrounding communities, including Cajabamba, whenever possible. More experienced and technical personnel have been recruited from Cajamarca and from throughout Peru. The project currently employs 1,310 people, with 73% of employees from within Cajamarca province.

Power for the operations will initially be from diesel generators located on site. As the mine ramps up production, the site will be connected to the trans-national 220 kV transmission line which was recently completed and passes within 3 kilometers of the site. It is currently planned to connect to line power in the second half of 2017, via a substation partially built by Sulliden which will require upgrading. From 2018 while processing 36 ktpd, the project will consume up to a maximum of approximately 45 million kWh of power per year. Maximum total demand power for the project is approximately 7.4MW. When the substation is completed, it will have an installed capacity of 40 MW.

The Shahuindo heap leach project will require a water supply for mining; processing, camp and other support facilities. Water demand will be highest during the dry season. During an average dry season, Anddes predicted the maximum water requirement to be up to 12.7 liters per second (L/s) in the dry season for the initial phase of operations (Anddes, 2015j). From January 2018, when the project ramps up to 36 ktpd and the primary leach pad is commissioned (Pad 2B), the operating flow for leaching activities is estimated to be as high as 39.9 L/s (Anddes, 2015c). Most of this water will be recycled through the closed circuit leach pad - pregnant solution pond - adsorption circuit - barren solution pond - leach pad.

Physiography

The Shahuindo site is located on the west side of the Condebamba River valley. The topography varies from rolling hillsides to steep ravines. Elevation across the project varies from 2,400 m above sea level to 3,600 m above sea level. The project area is classified as neo-tropical Peruvian “Yungas” by the World Wildlife Fund.

History

Legal rights to the mineral leases of Shahuindo were in dispute between 1996 and 2009. A number of Peruvian, Mexican and Canadian companies have been involved in numerous legal processes that were eventually settled in 2009 with 100% ownership being legally registered to Shahuindo SAC (previously Sulliden Shahuindo SAC), a wholly-owned subsidiary of Sulliden Gold Corporation Ltd.

Sulliden Shahuindo SAC entered into a Transfer of Mineral Rights and Properties Contract, named Contrato de Transferencia de Propiedades Mineras, with Compañia Minera Algamarca S.A. and Exploraciones Algamarca S.A covering 26 mineral claims and 41 surface rights, which was formalized by public deed dated November 11, 2002.

Subsequently, the vendors (Compañia Minera Algamarca SA and Exploraciones Algamarca SA), controlled by new stockholders and other companies of the same group, challenged the Transfer of Mineral Rights and Properties Contract and launched a number of judicial proceedings against Sulliden Shahuindo SAC. Sulliden Shahuindo SAC also commenced legal proceedings to confirm their rights under this agreement and a number of other judicial proceedings to protect its title to the Shahuindo property. In 2009, Sulliden Shahuindo SAC prevailed and maintained 100% of the mineral claims and surface rights.

In 2012, Kappes Cassiday & Associates and Mine Development Associates prepared the NI 43-101 compliant “Technical Report on the Shahuindo Heap Leap Project, Cajabamba, Peru” on behalf of Sulliden Gold Corporation which reported Mineral Resources and Mineral Reserves for the Shahuindo project. This report has since been superseded by the Shahuindo Technical Report.

In August 2014, Rio Alto acquired all of the outstanding shares of Sulliden Gold Ltd. and became the owner of Shahuindo mineral claims and surface rights under their Peruvian subsidiary, Shahuindo SAC.

In April 2015, Tahoe completed an acquisition of Rio Alto, acquiring control of Shahuindo SAC and the Shahuindo mineral claims and surface rights. Shahuindo SAC remains as Tahoe’s wholly owned operating company for the Shahuindo Mine.

Geologic Setting and Mineralization

The Shahuindo deposit is located on the eastern flank of the Andean Western Cordillera in northern Peru, within a regional fold and thrust belt of predominantly sedimentary rocks. The region is particularly well-endowed with mineral occurrences varying from low-to-high sulfidation systems and from porphyry through polymetallic to epithermal deposits.

Mineralization at Shahuindo is best described as an intermediate-sulfidation epithermal system, though high-sulfidation mineralization occurs at depth and in the core of hydrothermal breccias. Oxidation of mineralization extends to a depth of 150m below surface. In the weathered oxide facies, gold and silver are associated with the presence of jarosite and hematite. In the underlying fresh sulfide facies, gold is typically extremely fine grained with the related mineral species not yet identified.

The principal zone of mineralization in the Shahuindo district occurs in a belt between two large-amplitude regional-scale folds, the Algamarca anticline and the San Jose Anticline. The Algamarca anticline is upright and symmetrical with amplitude of at least 400m, whereas the San Jose fold is an asymmetric, overturned, northeast-vergent fold with a shallowly dipping axial surface and amplitude of at least 300m. Important structural elements include fold limbs and fold axial surfaces, fold-related fractures, faults and related extension fractures, breccia dikes and irregular bodies, and igneous intrusive contacts.

Both structure and lithology control the location, shape, and orientation of the mineralization. The mineralization is hosted within the siliciclastic sandstone-dominant Farrat Formation and the underlying sedimentary Carhuaz formation. These sedimentary rocks have been intruded by at least three felsic stocks which tend to be located along faults and cores of anticlinal structures. In addition, the metallurgical recovery of gold is affected by lithology with the identification of five primary geometallurgical domains based on the relationship between lithology and grain size and gold recovery. Modelling the distribution and occurrence of lithologic units / geometallurgical domains is critical to mine planning.

Deposit Type

The Shahuindo deposit formed in a predominantly intermediate-sulfidation epithermal system of probable Miocene age. Distinguishing characteristics of an intermediate-sulfidation environment include mineral assemblages indicating a sulfidation state between those of high and low sulfidation types, relatively high total sulfide content of five to 10 percent in the sulfide environment, presence of silver sulfosalts, and association with andesitic to dacitic volcanics. Magmatic associated fluids are implied. There is no evidence of adularia at Shahuindo, thus ruling out a low-sulfidation environment. There are some observances of enargite at depth, suggesting a mixed intermediate- to high-sulfidation system.

Exploration

Prior to 1990, exploration was conducted by Algamarca on the Shahuindo property though no public records are available to provide details of Algamarca’s work. From 1990 to 1998, Alta Tecnología e Inversión Minera y Metalúrgica S.A. (Atimmsa), Asarco LLC (Asarco), and Southern Peru Copper Corp. (Southern Peru) explored the Shahuindo Mine area, completing mapping, geochemical sampling, and reverse circulation (RC) and core drilling.

Val Dór Geofisica Peru conducted magnetic and induced polarization geophysical surveys between 2002 and 2012 on behalf of the prior owners of Shahuindo. There have been no additional geophysical surveys completed on the concession since the acquisition of the deposit by Rio Alto in 2014.

Most of the accessible underground adits located on the concession were sampled prior to 2012. Where possible, samples were taken from the adit portal and along the accessible portion of the tunnel. Most samples were vertical and non-continuous. Approximately 140 small adits were sampled.

Detailed soil sampling completed by Sulliden between 2003 and 2012 revealed a series of continuous, parallel gold anomalies in the central and northern areas of the concession. Base metal anomalies were found to the northwest and to the southeast of the concession.

The present exploration strategy at Shahuindo utilizes relatively standard exploration techniques that include detailed surface geologic mapping, surface geochemical sampling, and drill testing. The most effective exploration tool at Shahuindo has been core and RC drilling. Samples have also been collected from underground workings in the northern portion of the project area which has seen exploitation by informal miners.

Several targets proximal to the Shahuindo deposit have been identified in the district from geophysical surveys, prior informal mining operations, surface mapping and geochemical sampling, and drilling.

The focus on the 2014-2015 work plan was to infill drill the existing resource/reserve; hence only a small amount of exploration work has been carried out on other exploration targets outside the planned pit limits during this period.

Drilling

A total of 1,039 holes drilled by Atimmsa, Asarco, Southern Peru, Sulliden and Tahoe have been used to model and estimate the resource at Shahuindo. Reverse circulation (RC) (604 holes) and diamond drilling (435 holes) have both been carried out on the property. The cut-off date for drill data inclusion in the resource model is April 15. 2015. The table below is a summary of the drilling included in the resource model.

Shahuindo Drilling Summary

Company	Year	Diamond Core		Reverse Circulation		Total Drill Holes	Total Meters
		Number	Meters	Number	Meters
Attimsa	1992	-	-	11	744	11	744
Asarco	1994-1996	55	8,105	31	3,681	86	11,786
Southern Peru	1997-1998	16	1,818	80	9,755	96	11,573
Sulliden	2003-2012	352	72,913	248	42,477	600	115,389
Rio Alto	2014-2015	12	1,258	234	23,264	246	24,522
Total	1992-2015	435	84,094	604	79,921	1,039	164,015

The majority of the RC drilling completed by Rio Alto in 2014 and 2015 was within the current resource. The database also includes twelve diamond core holes that were drilled for geotechnical purposes and subsequently sampled for analyses. The majority of the drilling in the oxide domain within the resource is on a nominal 25m x 25m spacing due to the extensive RC infill programs conducted in 2014 and 2015.

Upon its acquisition of Rio Alto in April 2015, Tahoe has continued drilling diamond core and RC for infill, step-out, geotechnical, hydrology, and condemnation purposes.

From April 15, 2015 (the cut-off date for inclusion of drill data in the resource estimate) through December 31, 2015, Tahoe continued infill drilling within the current resource and pit shell, step-out drilling to expand the resource, geotechnical, metallurgical and condemnation drilling in support of operations, and exploration drilling at the proximal San Lorenzo, La Chilca, and Choloque targets. Post-resource drilling completed by Tahoe in 2015 includes 180 core and RC holes totaling 32,717 meters.

Six core holes and 19 RC holes totaling 5,807 meters were collared inside of the current resource boundary and pit shell to aid in geologic interpretation and confirm grade estimates in areas of wider drill spacing. The six core holes were extended to target sulfide mineralization underlying the oxide resource.

Ten core holes and 40 RC holes totaling 12,042 meters were drilled around the periphery of the pit boundary to test for the continuation of mineralization beyond the currently defined pit extents. The drilling successfully identified mineralization outside of the northeast and southwest margins of the pit shell that will be incorporated into mine plan.

Thirty-four drill holes (six core and 28 RC) totaling 6,114 meters were completed on the San Lorenzo, Choloque and La Chilca targets proximal to the Shahuindo resource. The San Lorenzo and La Chilca zones are associated with northeast-trending structures that cross the northwest-trending San Jose anticline, which is the dominant control of mineralization at Shahuindo. The northeasterly structural controls appear similar to the structural trends associated with gold-bearing veins in the nearby Algamarca district and likely represent a secondary structural control at Shahuindo. Three core holes were drilled at La Chilca to test oxidation levels and the continuity of mineralization along this northwest-trending structure northwest of the current Shahuindo resource.

Sample Preparation, Analysis and Security

Tahoe has limited information about sample preparation and analyses for the drill programs prior to the major drill programs by Sulliden beginning in 2003. The drilling prior to Sulliden’s work is considered to be a minimal risk to the estimate of Mineral Resources, as this dataset accounts for only 15% of the data used in the estimate and many of the holes drilled prior to Sulliden have been twinned or offset with new drill holes.

From 2003 to 2012, Sulliden’s sampling and sample dispatch for the Shahuindo project were carried out under the supervision of Sulliden staff. Samples were sent to ALS Minerals (ALS, formerly known as ALS Chemex) in Lima for sample preparation and analysis. Samples were prepared and analyzed using industry-standard practices, including the use of quality assurance and quality control (QA/QC) duplicates, blanks, and assay standards. The ALS laboratory in Lima is ISO 9001:2008 and ISO 17025:2005 certified.

Samples from Rio Alto’s 2014-2015 drill programs were analyzed by CERTIMIN (Lima). Gold was assayed with a 50-gram fire assay using an atomic adsorption finish. Fire assays were repeated using with a gravimetric finish for samples whose initial fire assay results were greater than 10 g/t Au. Rio Alto employed a QA/QC program of field duplicates, blanks and assay standards. The CERTIMIN laboratory is ISO 9001 certified for geochemical, metallurgical and environmental sample analyses. Tahoe continues to use the CERTIMIN laboratory in Lima as its primary assay lab for its continued drilling at the Shahuindo project.

Drill core and RC sampling procedures, sample analyses, QAQC procedures and sample security employed at Shahuindo are of sufficient quality for use in the resource estimate

Data Verification

Tahoe conducted an audit of the 2014-2015 Rio Alto assay database (data through April 15, 2015) by comparing the analytical results reported in the hard copy certificates received from the laboratory (CERTIMIN) to the digital database used for the resource estimate. Tahoe compared 100% of the gold and silver assays in the database against the laboratory certificates with no errors detected.

The QA/QC programs conducted on the Shahuindo samples and the multiple database audits are sufficient to ensure that the data used in the resource estimate is valid. While there are some discrepancies regarding the silver standards used by Rio Alto in 2014 and 2015, this is not considered material as silver has a negligible contribution to the economics of the project

Mineral Processing and Metallurgical Testing

The mineral processing and metallurgical testing that included cyanidation and flotation testing programs have been conducted on composite samples from the Shahuindo project by various companies starting in 1996. These companies include Asarco, Compania Minera Algamarca, Sulliden, Rio Alto and Tahoe, with test work conducted at Dawson Metallurgical Laboratories, Kappes, Cassiday & Associates (KCA), Heap Leach Consultants (HLC), SGS and Tahoe’s La Arena laboratory.

Results from the cyanidation tests conducted by KCA from 2009 to 2012 and in 2014, and by Tahoe (Rio Alto) in 2014 and 2015 on core drill hole and surface composites were used in the development of the recovery and leach design parameters for use in the prefeasibility study. The results of the testing program indicate excellent gold recoveries at both run-of-mine (ROM) and coarse crush sizes with low to moderate reagent requirements, implying amenability to heap leaching. Silver recoveries were generally low.

Compacted permeability tests on -25mm crushed samples were conducted, both with and without cement. The results are variable with one-third of the tests conducted in 2015 failing. The results from KCA’s compacted permeability tests on -32mm composites conducted in 2012 indicated that mixing of the more weathered samples with competent material would be required to maintain permeability at 6 kg of cement per tonne of ore. Two of the three KCA tests passed the compacted permeability tests at a simulated heap height of approximately 110 meters.

Maintaining heap permeability and minimizing channeling at higher heap heights constitutes a risk to the project, as additional agglomeration and compacted permeability testing is required. Tahoe will conduct further test work on the agglomeration circuit before operations in 2018 (Phase 2). This will include further work on maximizing recovery and determining the maximum leach pad height.

Mineral Resource Estimate

The Mineral Resource estimate has been classified as Measured, Indicated and Inferred based on the confidence of the input data, geological interpretation and grade estimation parameters. The Mineral Resource estimate was prepared and reported in accordance with NI 43-101, and classifications adopted by the CIM Council.

Oxide Measured and Indicated Mineral Resources for the Shahuindo deposit at a 0.14 g/t AuEq cut-off grade are 143.1 million tonnes at average grades of 0.50 g/t Au and 6.7 g/t Ag, containing 2.28 million ounces of gold and 30.7 million ounces of silver. Inferred Mineral Resources (oxide) total 2.6 million tonnes at average grades of 0.42 g/t Au and 7.4 g/t Ag; containing 36,000 ounces of gold and 626,000 ounces of silver. Sulfide resources at a 0.50 g/t AuEq cut-off grade total 87.7 million tonnes at average grades of 0.71 g/t Au and 21.1 g/t Au; containing 2.0 million ounces of gold and 59.4 million ounces of silver. All sulfide resources are classified as Inferred Mineral Resources. The effective date of the Shahuindo Mineral Resource estimate is April 15, 2015.

The table below shows a summary of the Shahuindo Mineral Resources, at cut-off grades for oxide material of 0.14 g/t AuEq and sulfide material of 0.50 g/t AuEq.

Shahuindo Mineral Resources

Material Type	Resource Classification	Tonnes (M)	Au (g/t)	Ag (g/t)	Au Ounces (koz)	Ag Ounces (koz)
Oxide	Measured	96.5	0.50	6.7	1,546	20,901
	Indicated	46.6	0.49	6.5	736	9,778
	Measured and Indicated	143.1	0.50	6.7	2,282	30,679
	Inferred	2.6	0.42	7.4	36	626
Sulfide	Inferred	87.7	0.71	21.1	2,002	59,441

Numbers may not add due to rounding

Oxide resources are reported within a $1,400/oz Au optimized open pit shell. Gold-equivalent grades were calculated in the Shahuindo resource block model using the individual gold and silver grades for each block and metal prices of $1,200/oz Au and $15/oz Ag using the formula:

AuEq g/t = Au g/t + (Ag g/t x 15/1200)

The sulfide Mineral Resources at Shahuindo are classified entirely as Inferred due to limited metallurgical characterization and wider drill spacing than in the oxide portion of the deposit. There have been no economic or mining studies of the sulfide portion of the Shahuindo deposit completed to date; the Inferred sulfide resource is reported at a 0.5 AuEq g/t cut-off using the same metal prices as used for calculating the oxide gold-equivalent values.

The drill data used for the estimate of Mineral Resources includes data from all drilling completed through April 2015. The drill hole information includes collar location, downhole survey, assay, lithology and oxidation data.

Lithological, oxidation and structural models were created to model the distribution of mineralization to the pertinent geologic domains. Gold mineralization domains were created using a 0.1 g/t Au cut-off; these domains were used as hard boundaries to constrain the grade estimate. Silver values have been estimated inside the gold domains. A suite of other elements were also modeled and estimated into the block model, including sulfur, copper, lead, zinc, arsenic, molybdenum, calcium, total iron, sodium and manganese. The economic contribution of these elements is not material to the project.

Mineral Reserve Estimate

The Shahuindo Mineral Reserve estimate has been classified as Proven and Probable, applying applicable mining, metallurgical, economic, permitting, and other relevant factors to the Measured and Indicated Mineral Resources. The Mineral Reserve estimate was prepared and reported in accordance with NI 43-101, and classifications adopted by the CIM Council. The Shahuindo Proven and Probable Mineral Reserves total 111.9 million tonnes of oxide material at average grades of 0.53 g/t Au and 6.82 g/t silver; containing 1.91 million ounces of gold and 24.5 million ounces of silver at a cut-off grade of 0.18 g/t Au. Mineral Reserves are inclusive of Mineral Resources. There are no sulfide Mineral Reserves reported. The effective date of the Shahuindo Mineral Reserve is November 1, 2015.

The Shahuindo Mineral Reserve estimate is summarized in the table below:

Shahuindo Mineral Reserve

Reserve Classification	Tonnes (M)	Au Grade (g/t)	Ag Grade (g/t)	Au Ounces (000s)	Ag Ounces (000s)
Proven	82.7	0.54	6.92	1,424	18,400
Probable	29.2	0.51	6.54	483	6,142
Proven & Probable	111.9	0.53	6.82	1,906	24,541

Numbers may not add due to rounding

Metal prices used for reporting Mineral Reserves are $1,200 per ounce gold and $15.00 per ounce silver. The Mineral Reserve estimate does not include process recovery factors or plant losses.

The cut-off grade for the Mineral Reserve was calculated from operating costs experienced at Tahoe’s La Arena Mine, the estimated metallurgical performance sourced from test work and engineering first principles. Proven and Probable reserves include five percent dilution at zero grade and mining losses of two percent. Resources within the mine plan classified as Inferred were considered to have no economic value and have been classified as waste in the mining schedule.

Mining Methods and Mine Production Schedule

The Shahuindo Mine is an open pit heap leach operation. The mining method used is a conventional drill/blast, shovel and dump truck operation. The mining will be executed under an alliance style contract similar to the mining operation at Tahoe’s La Arena Mine.

The mining schedule at Shahuindo consists of two phases. Phase 1 entails mining higher grade starter pits providing ROM material to the Phase 1 leach pads in 2016 and 2017; the average mining rates in 2016 and 2017 are approximately 15,800 tonnes of ore per day and 15,300 tonnes of ore per day, respectively. Phase 2, beginning in 2018, includes the addition of a crushing and agglomeration facility, increased plant capacity and an additional leach pad. The mining rate in Phase 2 increases production to meet the Phase 2 plant capacity of 36,000 tonnes of ore per day, which will require an upgraded mining fleet.

The LOM production schedule as of January 1, 2016 forecasts the Shahuindo Mine to produce and deliver to the processing facilities a total of 110.9 million tonnes of ore at an average gold grade of 0.53 g/t, and average silver grade of 6.86 g/t. The LOM plan is summarized in the table below.

Life of Mine Mining Schedule

	Unit	2016	2017	2018	2019	2020	2021
Ore Tonnes	k tonnes	5,756	5,602	10,289	13,412	13,039	12,352
Au Grade	g/t	0.68	0.54	0.64	0.48	0.48	0.51
Ag Grade	g/t	5.95	5.73	7.24	6.45	7.05	6.47
Waste Tonnes	k tonnes	4,954	4,113	21,835	18,895	19,246	19,893
Strip Ratio	waste:ore	0.86	0.73	2.12	1.41	1.48	1.61
Total Tonnes	k tonnes	10,710	9,715	32,124	32,306	32,285	32,245
Au Mined	k oz	126	97	212	206	200	201
Ag Mined	k oz	905	1,090	2,524	2,741	2,954	2,568

	Unit	2022	2023	2024	2025	Total
Ore Tonnes	k tonnes	16,066	14,405	12,732	7,236	110,890
Au Grade	g/t	0.50	0.59	0.52	0.49	0.53
Ag Grade	g/t	7.79	7.16	6.36	7.30	6.86
Waste Tonnes	k tonnes	16,395	15,922	17,497	11,106	149,855
Strip Ratio	waste:ore	1.02	1.11	1.37	1.53	1.35
Total Tonnes	k tonnes	32,461	30,327	30,230	18,342	260,485
Au Mined	k oz	258	273	215	113	1,900
Ag Mined	k oz	3,599	3,143	2,663	2,246	24,470

Processing

Gold from the Shahuindo Mine will be extracted from the ore via heap leach and then processed by carbon-in-column, adsorption-desorption-refining (ADR) operations. The civil and geotechnical design of the leach pads were engineered by Anddes Asociados SAC; the process plant was engineered by Heap Leaching Consulting SAC, both of Lima, Peru.

The start-up production plan for the processing of Shahuindo ore is 10,000 tpd (Phase 1) with processing capacity expanded early in the second half of 2016. Average processing rates in 2016 and 2017 are about 12,200 tonnes of ore per day and 16,500 tonnes of ore per day, respectively. The process plant facilities will be further expanded in Phase 2 to 36,000 tonnes per day. The Phase 2 expansion to be implemented in 2018 will include a crushing and agglomeration circuit that includes a single-stage crusher and screen, cement and lime addition to the fines, agglomeration in belt conveyors and stacking system to place ore onto the leach pad.

The Shahuindo Mine is scheduled to produce a total of 1.504 million ounces of gold and 2.8 million ounces of silver in doré over a 10 year period. The table below summarizes the life of mine process plant throughput schedule and ounce production.

Life of Mine Process Plant Throughput

	Unit	2016	2017	2018	2019	2020	2021
Heap Leach Process Tonnes	k tonnes	4,446	6,022	11,179	13,000	13,039	12,352
Process Au Head Grade	g/t	0.79	0.52	0.60	0.48	0.48	0.51
Process Ag Head Grade	g/t	6.59	5.63	6.84	6.56	7.05	6.47
Au ounces recovered	k oz	82.6	74.1	172.9	161.8	160.0	160.8
Ag ounces recovered	k oz	65.9	76.3	294.9	328.9	354.5	308.2

	Unit	2022	2023	2024	2025	Total
Heap Leach Process Tonnes	k tonnes	13,140	13,140	13,140	11,431	110,890
Process Au Head Grade	g/t	0.55	0.62	0.52	0.41	0.53
Process Ag Head Grade	g/t	8.52	7.44	6.30	6.28	6.86
Au ounces recovered	k oz	186.5	209.5	174.5	120.8	1,503.7
Ag ounces recovered	k oz	431.9	377.2	319.6	276.9	2,834.2

Infrastructure

The Shahuindo Mine is approximately 25 kilometers by road from the town of Cajabamba and 130 kilometers by road from the town of Cajamarca. Access from Cajamarca is via asphalt-paved highway and gravel and dirt roads.

During Phase 1 operations, power at the site will be provided by on-site diesel generation capable of sustaining 1.2 MW of power. In 2018, power will be provided via the National Commercial Grid. The long term power requirement for the Shahuindo Mine is 7.4MW.

All process and domestic water for the operation will be supplied from an 18,000 cubic meter rainwater run-off collection pond, a water well located 300m west of the Shahuindo open pit, and from pit dewatering which will be pumped at the beginning of the second year of operation. Hydrogeological studies indicate sufficient water will be available to supply process and potable water requirements for the life of the mine.

At the effective date of the Shahuindo Technical Report, buildings required for the initial start-up are in place and are tailored for Phase 1 production. Some of the infrastructure from Phase 1 will be upgraded before Phase 2 production commences).

Closure

The entire facility was designed with closure in mind to the greatest extent practicable. The facilities are designed and operated to minimize the footprints and areas of disturbance and utilize the most advanced planning and reclamation techniques available. The disturbance footprint of Shahuindo Mine site is approximately 1,348 Ha. Reclamation will commence as soon as practical during operations by placing salvaged topsoil on outer slopes and encouraging vegetation.

Capital and Operating Costs

The operating costs for the Shahuindo Mine were calculated for each year during the life of mine using the forecasted annual production tonnages. The mining, processing and site general and administration (G&A) costs were derived from first principals, or based on operating costs experienced at Tahoe’s La Arena Mine which is comparable to the Shahuindo Mine.

The table below includes the summary of the anticipated life-of-mine costs.

Operating Cost Summary

Operating Cost	Value
Mining Cost ($/tonne mined)	$1.91
Mining Cost ($/ore tonne mined)	$4.50
Process Plant Operating Cost ($/tonne processed)	$2.55
General Administration ($/tonne processed)	$2.23

*includes $1.42/tonne ore for crushing and agglomeration beginning in 2018

The capital expenditure requirement for the Shahuindo Mine is $320.3 million dollars beginning on 01 January 2016. This includes construction capital of $179.6 million and $140.7 million in sustaining capital. Capital expenditures incurred prior to 01 January 2016 are considered as ‘sunk’ costs.

The project capital is summarized in the table below. The total project capital carried in the financial model for new construction is expended over a three year period.

Project Capital

Project Capital	$ (millions)
Mining	$27.5
Process Plant	$105.6
Other	$46.6
Total	$179.6

Economic Analysis

The Shahuindo Mine economic analysis indicates that the project has an IRR of 40.6% with a payback period of 4.1 years after taxes and an after-tax Net Present Value using a five percent discount rate (NPV5) of $318.9 M after taxes.

Sensitivity analyses were conducted using changes in metal prices, operating cost, initial capital, and recovery; the results of which are summarized in the table below. Changes to metal prices have the greatest impact on the NPV and IRR of the project.

Sensitivity Analysis – NPV and IRR after Taxes

Variable	Change	NPV @ 0%	NPV @ 5%	NPV @ 10%	IRR%	Payback
Change in Metal Prices	+20%	$723,045	$508,619	$362,690	67.7%	3.3
	+10%	$597,309	$413,960	$289,289	53.1%	3.6
	Base Case	$471,200	$318,863	$215,413	40.6%	4.1
	-10%	$342,701	$221,333	$139,143	29.0%	4.8
	-20%	$202,022	$113,741	$54,457	17.1%	6.1
Change in Operating Cost	+20%	$348,725	$225,158	$141,508	29.0%	4.9
	+10%	$411,022	$273,026	$179,417	34.8%	4.4
	Base Case	$471,200	$318,863	$215,413	40.6%	4.1
	-10%	$530,361	$363,820	$250,632	46.7%	3.8
	-20%	$588,728	$407,955	$285,031	53.1%	3.6
Change in Total Capital	+20%	$409,200	$263,661	$165,625	29.1%	4.8
	+10%	$440,142	$291,213	$190,477	34.2%	4.5
	Base Case	$471,200	$318,863	$215,413	40.6%	4.1
	-10%	$502,354	$346,596	$240,419	49.0%	3.7
	-20%	$533,592	$374,233	$265,224	60.2%	3.4
Change in Metal Recovery	2%	$508,599	$347,156	$237,466	44.2%	3.9
	1%	$489,905	$333,014	$226,443	42.4%	4.0
	Base Case	$471,200	$318,863	$215,413	40.6%	4.1
	-1%	$452,456	$304,682	$204,358	38.9%	4.2
	-2%	$433,662	$290,459	$193,265	37.2%	4.3

Shahuindo Financial Model

The life of mine base case assumptions for the Shahuindo financial model are summarized in the table below.

LOM Base Case Summary - Assumptions

Production Statistics	Base Case
Mine
Ore (ktonnes)	110,890
Gold Grade (g/t)	0.53
Silver Grade (g/t)	6.86
Contained Gold (kozs)	1,900
Contained Silver (kozs)	24,470
Waste (ktonnes)	149,855
Total Tonnes Mined (ktonnes)	260,745
Processing
Ore Placed on Pad (ktonnes)	110,890
Gold Production (kozs recovered)	1,504
Silver Production (kozs recovered)	2,834
Gold Recovery	79%
Silver Recovery	12%
Revenues, Capital Cost & Operating Cost
Revenues ($000)	$2,110,507
Project Capital ($000)	$179,629
Sustaining Capital ($000)	$140,676
Mining Cost ($/tonne mined)	$1.91
Mining Cost ($/ore tonne mined)	$4.50
Process Plant Operating Cost ($/tonne processed)	$2.55
General Administration ($/tonne processed)	$2.23
Treatment & Transportation Charges ($/tonne processed)	$0.06
Total Operating Cost ($/tonne processed)	$9.28
Economic Indicators before Taxes
NPV @ 0% ($000)	$667,385
NPV @ 5% ($000)	$462,203
NPV @ 10% ($000)	$322,836
Economic Indicators after Taxes
NPV @ 0% ($000)	$471,200
NPV @ 5% ($000)	$318,863
NPV @ 10% ($000)	$215,413
IRR	40.6%
Payback (yrs)	4.1

Conclusions and Recommendations

The results of this study demonstrate that:

1.	The Shahuindo Mine is economically viable from January 1, 2016 through to the end of the estimated mine life, supporting the declaration of Proven and Probable Mineral Reserves;

2.

The Shahuindo mining strategy consists of two phases. The first phase will process ROM ore at an initial rate of 10,000 tonnes of ore per day, ramping up to an average of 12,200 tonnes of ore per day in 2016 and 16,500 tonnes of ore per day in 2017; the second phase will include a crushing and agglomeration circuit that will increase production to 36,000 tonnes per day. The phased approach enables gold production as soon as possible with minimal capital expenditure, generating cash flow early in the project;

3.

The results of laboratory testing program indicate excellent gold recoveries at both ROM and moderate crush sizes with low to moderate reagent requirements, implying amenability to heap leaching. Silver recoveries are generally low; and

4.

The Shahuindo district holds excellent opportunities for further discovery and definition of additional oxide and sulfide mineralized bodies that have potential to increase the resource base at Shahuindo.

The authors of the Shahuindo Technical Report recommend Tahoe to:

1.

Initiate field and laboratory studies investigate the potential to reduce capital and operating costs related to the Phase 2 crushing and agglomeration scheme. Conduct pilot scale heap leach tests on the current ROM leach pad to investigate field-scale performance on composites with varying degrees of coarse-to-fines ratios. The metallurgical facilities at Tahoe’s La Arena Mine should be utilized to conduct further permeability and compaction tests;

2.	Investigate the ability of the siltstones and breccia with high fines content to percolate in the ROM leach pad;

3.	Conduct additional metallurgical testing on drill samples;

4.

Improve the geometallurgical model. Further refinement of the geologic model at Shahuindo will greatly aid in mine planning and scheduling, and increase confidence in the material types scheduled for delivery to the leach pad to optimize material blending schemes;

5.	Aggressively explore the Shahuindo district and accelerate district exploration with the goal of discovering additional resources amenable to the Shahuindo processing facility;

6.	Evaluate the mineralized zones on the periphery of the Shahuindo deposit to expand the resource and incorporate these extensions into a new pit design;

7.

Improve the QA/QC procedures by including a wider-range of certified assay standards, particularly assay standards at or near the operational gold cut-off grade. Create assay blanks from coarse RC drilling rejects. Utilize a second commercial laboratory or the La Arena laboratory for check assays of exploration samples;

8.	Update and refine the resource estimate as additional drill hole information becomes available; and

9.	Evaluate the economic potential of the sulfide mineralization below the Shahuindo pit.

After reaching commercial production, the authors recommend Tahoe systematically evaluate mining, processing and other surface operations to optimize processes and procedures and reduce capital and operating costs. Examples include the following trade-off studies to evaluate:

1.	the potential to reduce or eliminate the requirement for the crushing and or agglomeration circuit, and the impact to metal recoveries;

2.	the economic benefit of implementing a secondary crushing circuit to increase recovery;

3.	the potential to increase the overall slope angle of the pit to increase the NPV of the project through further geotechnical and hydrogeological analyses; and

4.	the potential to reduce operating costs by evaluating the suitability by backfilling mined waste rock into the pit.

APPENDIX “F”
INFORMATION CONCERNING THE COMBINED COMPANY

Overview

On completion of the Arrangement, Lake Shore will be a wholly-owned subsidiary of Tahoe and Tahoe (hereinafter referred to as the “Combined Company”) will continue the operations of Tahoe and Lake Shore on a combined basis. Tahoe will continue to be governed by the laws of British Columbia.

The Combined Company’s head office will continue to be located at 5310 Kietzke Lane, Suite 200, Reno, Nevada, United States, 89511. Its registered and records office will continue to be located at 1500 – 1055 West Georgia Street, Vancouver, British Columbia, Canada, V6E 4N7.

Organization Chart

The following chart illustrates Tahoe’s principal subsidiaries after completion of the Arrangement:

Consolidated Capitalization

The following table sets forth Tahoe’s consolidated capitalization as at September 30, 2015, adjusted to give effect to any material changes in the share capital of Tahoe since September 30, 2015, the date of Tahoe’s most recent unaudited consolidated interim financial statements, and further adjusted to give effect to the Arrangement. The table should be read in conjunction with the unaudited consolidated interim financial statements of Tahoe as at and for the three and nine months ended September 30, 2015 including the notes thereto, and management’s discussion and analysis thereof, the audited consolidated annual financial statements of Lake Shore for the year ended December 31, 2015 including the notes thereto, and management’s discussion and analysis thereof, Tahoe’s unaudited pro forma consolidated financial statements and the accompanying notes thereto attached as Appendix “B” to the Circular, and the other financial information contained in or incorporated by reference in this Circular.

		As at
	As at	September 30, 2015
	September 30, 2015	after giving effect to
(in thousands of U.S. dollars)		the Arrangement
Tahoe share capital	$1,912,819	$2,449,472(2)
Tahoe Shares issued(1) (Authorized – Unlimited)	227,240,171	295,649,986
Total current assets	$233,242	$323,922
Long-term debt	$nil	$71,744

___________
Notes:

(1)	Excluding 4,417,246 Tahoe Shares issuable pursuant to outstanding options and 353,000 Tahoe Shares underlying outstanding deferred share awards.
(2)

Assumes all Lake Shore Shares issued and outstanding as of September 30, 2015 are acquired by Tahoe pursuant to the Arrangement, no Lake Shore Shareholders exercise their Dissent Rights and that none of the Lake Shore Options, Temex Options or Lake Shore Convertible Debentures are exercised or converted, as applicable, prior to the completion of the Arrangement.

Post-Arrangement Shareholdings

Following the successful completion of the Arrangement, Lake Shore will be a wholly-owned subsidiary of Tahoe and existing Tahoe Shareholders and Lake Shore Shareholders will own approximately 77% and 23%, of the outstanding Tahoe Shares, respectively, before giving effect to any dilutive securities (approximately 73% and 27%, respectively, on a fully diluted in-the-money basis).

To the knowledge of the directors and executive officers of the Company, there will be no person or company that beneficially owns, directly or indirectly, or exercises control or direction over, voting securities of the Company carrying 10% or more of the voting rights attached to all outstanding Tahoe Shares after completion of the Arrangement, except as follows:

Name	Number of Common Shares Beneficially Owned, Controlled or Directed	Percentage of Outstanding Common Shares(1)
BlackRock Inc. (for and on behalf of its investment advisory subsidiaries)	39,144,400(2)(3)	13.2%

Notes:

(1)	Assumes 297,393,161 Tahoe Shares issued and outstanding following completion of the Arrangement.
(2)	The Company has relied on a Schedule 13G/A filed with the U.S. Securities and Exchange Commission on January 8, 2016 and the Bloomberg Report generated on March 4, 2016.
(3)	Assumes that the 3,701,977 Lake Shore Shares held by BlackRock Inc. are exchanged for 543,080 Tahoe Shares in connection with the completion of the Arrangement.

Description of Material Properties

Following the completion of the Arrangement, the five principal properties of the Combined Company will be the Escobal Mine, located in Guatemala, the La Arena Mine and the Shahuindo Mine, each located in Peru, and the Timmins West Complex and the Bell Creek Complex, each located in Ontario, Canada. For further information regarding such properties, see “Information Concerning Tahoe” and “Information Concerning Lake Shore” which are attached as Appendix “E” and Appendix “D”, respectively, to this Circular.

Directors

On the Effective Date, the board of directors of the Combined Company will be comprised of eight of the current directors of Tahoe, namely Kevin McArthur, Tanya Jakusconek, Dan Rovig, Paul Sweeney, James S. Voorhees, Kenneth F. Williamson, Drago Kisic Wagner and Dr. Klaus Zeitler and one nominee of Lake Shore, namely, Alan Moon.

Name and Municipality of Residence	Position(s) held and Period of Service as a Director	Principal Occupation
C. Kevin McArthur Reno, Nevada, USA	Executive Chair since April 1, 2015 and a Director of Tahoe since November 10, 2009

Mr. McArthur founded Tahoe and was appointed President and Chief Executive Officer on November 10, 2009. On March 12, 2014, he was appointed Vice Chairman and Chief Executive Officer. He was President, Chief Executive Officer and a director of Goldcorp from November 15, 2006 until his retirement on December 31, 2008. He was President and Chief Executive Officer of Glamis Gold Ltd. from January 1, 1998 and served in a variety of management positions with Glamis since 1988. Prior to working with Glamis, Mr. McArthur held various operating and engineering positions with BP Minerals and Homestake Mining Company. He holds a B.S. in Mining Engineering from the University of Nevada. He is currently a Director of Royal Gold, Inc.

A. Dan Rovig Reno, Nevada, USA	Director of Tahoe since June 8, 2010

Mr. Rovig is currently a Director and Chair of the Board of Tahoe Resources Inc. He was a director and Chairman of the Board of Glamis Gold Ltd. from November 1998 to November 2006 and a Director of Goldcorp from 2006 to 2014. Prior to November 1998, Mr. Rovig served first as President of Glamis from September 1988 until his appointment as a director, and the President and Chief Executive Officer of Glamis and its subsidiaries from November 1989 to August 1997 when he retired. Prior to 1988, Mr. Rovig was an executive officer of British Petroleum Ltd., including its subsidiaries Amselco Minerals Inc. and BP Minerals America for five years.

Mr. Rovig holds a B.S. degree in Mining Engineering and a M.S. degree in Mineral Dressing Engineering from Montana College of Mineral Science and Technology. He is also a registered member of the Society for Mining, Metallurgy and Exploration, and the Geological Society of Nevada.

Name and Municipality of Residence	Position(s) held and Period of Service as a Director	Principal Occupation
Tanya Jakusconek Toronto, Ontario, Canada	Director of Tahoe since May 2, 2011

Ms. Jakusconek is a Senior Gold Research Analyst who has covered large and mid-tier North American producers since 1991. She began her investment career at RBC Dominion Securities, and then worked at BBN James Capel and National Bank Financial before moving to Scotiabank in 2011. She earned a B.Sc (Honours) in Geology and an M.Sc Applied (MINEX Program), both from McGill University in Montreal.

Drago Kisic Wagner Lima, Peru	Director of Tahoe since April 1, 2015

Mr. Wagner holds a B.S. from Pontificia Universidad Católica del Perú and a Master’s degree (B-Phil) from Oxford University. As a founding partner and current Director of MACROCONSULT and MACROINVEST, Mr. Kisic advised the Government of Peru during the privatization of Centromin, Minero-Peru, Hierro-Peru and Peru’s telephone and telecommunications companies CPT and ENTEL-Peru. Mr. Kisic is a member of the board of Banco Central de Reserva del Perú, Unacem (a cement company); Mapfre and Mapfre Peru Vida (insurance companies); Haug (a steel contractor); Corporación Rey (textile related companies), Clinica Médica Cayetano Heredia and Obrainsa. Currently, President of Macrocapitales Safi and Bodega San Nicolás and is a member and former President of the Peruvian Center for International Studies (CEPEI) and the Peruvian Institute of Business Management (IPAE). He was member of the board of Banco Financiero, advisor to the Executive Director of the World Bank, and was President of CONASEV (the Peruvian securities and companies’ regulatory authority) and Vice-president of the Lima Stock Exchange (BVL). Mr. Kisic was the former head of the Economic Office and Manager of the Balance of Payments & External Sector Bureau of Peru’s Central Reserve Bank and a former member of the Advisory Committee of the Ministry of Foreign Affairs. He was also the Head of the Border Integration Team during the peace negotiations between Peru and Ecuador, ten years ago.

Paul B. Sweeney Vancouver, BC, Canada	Director of Tahoe since April 14, 2010

Mr. Sweeney has been an independent business consultant since May 2011. He is currently a Director of Oceana Gold Corporation and Grenville Strategic Royalty Inc. From May 2010 to May 2011, he was a part-time commercial advisor to Plutonic Power Corporation and subsequently Alterra Power Corp. From August 2009 to April 2010, he served as Plutonic Power Corporation’s President. He was Executive Vice President, Corporate Development of Plutonic Power Corporation from October 2008 to August 2009 and was Executive Vice President, Business Development of Plutonic Power Corporation from January 2007 to October 2008. He was an independent business and financial consultant from 2005 to 2007 and was Vice President and Chief Financial Officer of Canico Resource Corp. from 2002 to 2005. Mr. Sweeney has over 35 years’ experience in financial management of mining and renewable energy companies.

Name and Municipality of Residence	Position(s) held and Period of Service as a Director	Principal Occupation
James S. Voorhees Reno, Nevada, USA	Director of Tahoe since April 14, 2010

Mr. Voorhees has been an independent consultant since 2007. From 2005 to 2006 Mr. Voorhees was Executive Vice President and Chief Operating Officer of Glamis Gold Ltd. and from 1999 to 2005 he was Vice President Operations and Chief Operating Officer of Glamis Gold Ltd. Prior to joining Glamis, Mr. Voorhees held various engineering and operating positions with Newmont Mining Corp., Santa Fe Pacific Minerals, Western Mining Corp., and Atlantic Richfield Company. Mr. Voorhees holds a B.S. degree in Mining Engineering from the University of Nevada and is a registered professional engineer.

Kenneth F. Williamson Vancouver, BC, Canada	Director of Tahoe since June 8, 2010

Mr. Williamson has been a director of Goldcorp since November 2006. He was Vice Chairman Investment Banking of Midland Walwyn/Merrill Lynch Canada Inc. from 1993 until his retirement in 1998. He was a director of Glamis Gold Ltd. from April 1999 to November 2006. He has worked in the securities industry for more than 25 years, concentrating on financial services and the natural resource industries in the United States and Europe. He was chairman of the board of BlackRock Ventures until it was acquired by Shell Canada in 2006. As an active board member he has chaired various committees including audit, governance, and compensation. Mr. Williamson is a registered Professional Engineer and holds a Bachelor of Applied Science degree from the University of Toronto and a M.B.A. degree from the University of Western Ontario.

Name and Municipality of Residence	Position(s) held and Period of Service as a Director	Principal Occupation
Dr. Klaus Zeitler West Vancouver, BC, Canada	Director of Tahoe since April 1, 2015

Dr. Zeitler received his professional education at Karlsruhe University from 1959 to 1966 and obtained a PHD in economic planning. Dr. Zeitler is a member of the Canadian Institute of Mining and Metallurgy and the Prospectors and Developers Association. Dr. Zeitler financed, built and managed base metal and gold mines throughout the world (Europe, Africa, North America, South America, and Pacific Region) with a total investment value of $4 billion. Dr. Zeitler was a managing director of Metallgesellschaft AG, a German metals conglomerate and in 1986 founded and was a director and CEO of Metall Mining, later Inmet, a Toronto Stock Exchange listed company with assets of over $5 billion and base metal and gold mines in different parts of the world. After having been a director of Teck and Cominco for many years, Dr. Zeitler joined Teck in 1997 as Senior Vice President and had responsibilities for the exploration and development of mines in Peru, Mexico and the USA. Since his retirement from Teck Cominco in 2002, and in addition to being President, CEO and a director of Amerigo Resources Limited, Dr. Zeitler has been actively involved as a director in various junior base and precious metal companies. Mr. Zeitler is currently a director of Los Andes Copper Ltd. And Western Copper and Gold Corp.

Alan C. Moon Calgary, Alberta, Canada	Director of Lake Shore since 2005

Alan C. Moon is an independent businessman, corporate director and consultant since 1997. Prior thereto Mr. Moon held a number of executive positions with TransAlta Corporation which he joined in 1985. From 1994 to 1997 he was President and COO of TransAlta Energy Corporation. Mr. Moon has obtained the Institute of Corporate Directors ICD.D designation.

The directors and senior officers of the Combined Company will hold approximately 4,992,034 Tahoe Shares representing 1.68% of the 297,393,161 Tahoe Shares anticipated to be issued and outstanding following completion of the Arrangement on a non-diluted basis.

Officers

On the Effective Date, it is contemplated that the senior officers of the Combined Company will include C. Kevin McArthur (Executive Chair and Chief Executive Officer), Ron Clayton (President and Chief Operating Officer), Mark Sadler (VP and Chief Financial Officer), Brian Brodsky (VP Exploration), Edie Hofmeister (VP Corporate Affairs, General Counsel and Corporate Secretary) and Anthony P. Makuch (President of Canadian Operations and Executive Vice President, Tahoe Resources Inc.). The biographies for these individuals are set out below, except for C. Kevin McArthur, whose biography is set out above.

Ron Clayton – President and Chief Operating Officer

Mr. Clayton was appointed Vice President and Chief Operating Officer of Tahoe on April 1, 2010 and President and Chief Operating Officer on March 12, 2014. Mr. Clayton has extensive experience in development and operation of underground silver mines as well as operations in Latin America. Prior to joining the Company, Mr. Clayton was Senior Vice President of Operations and General Manager of several underground precious metal mines over a twenty year career with Hecla Mining Company. Mr. Clayton was also Vice President – Operations for Stillwater Mining Company from 2000 to 2002 and held various production, engineering and management positions with the Climax Molybdenum Company and Homestake Mining Company from 1976 to 1987. Mr. Clayton holds a B.S. in Mining Engineering from Colorado School of Mines.

Mark Sadler – Vice President and Chief Financial Officer

Mr. Sadler was appointed Vice President and Chief Financial Officer of Tahoe on March 8, 2013. Mr. Sadler has over 20 years of experience in the mining industry having worked for Glencore Ltd. and Rio Tinto/Kennecott from 1990 to 2012 where he held various financial and commercial roles including General Manager Base Metal Concentrate Sales (Rio Tinto Copper), Director of Finance & Marketing / CFO (Kennecott Minerals Company) and Director of Raw Materials and Precious Metal Sales (Kennecott Utah Copper). Mr. Sadler began his career in 1985 at Grant Thornton LLP. He holds a B.S. degree in Accounting from the University of Utah, an MBA from Westminster College and is a member of the Utah Association and American Institute of Certified Public Accountants.

Brian Brodsky – Vice President Exploration

Mr. Brodsky was appointed Vice President of Exploration of Tahoe and began work on June 1, 2010. Mr. Brodsky is an economic geologist with over 35 years of precious metals exploration experience. He worked for Goldcorp and its predecessor Glamis Gold from 2003 to 2010 as Exploration Manager, overseeing regional studies and detailed property assessments throughout Guatemala. His team was instrumental in the exploration and development of the Marlin Mine and Cerro Blanco gold-silver deposit as well as the grass-roots discovery and definition of the Escobal Vein. In early 2010 Mr. Brodsky was appointed to the position of Director of Exploration for the U.S. and Latin America for Goldcorp. Prior to joining Glamis/Goldcorp, Mr. Brodsky explored gold-silver, S-127 base metals and uranium deposits in various geologic environments throughout the United States, Peru and West Africa for Rio Algom Ltd., Cordex, Cruson & Pansze. He holds a B.S. in Geology from the University of Nevada.

Edie Hofmeister – Vice President, Corporate Affairs, General Counsel and Corporate Secretary

Ms. Hofmeister was appointed Corporate Secretary of Tahoe on February 1, 2010, Vice President, General Counsel on March 2, 2011 and Vice President, Corporate Affairs, General Counsel and Corporate Secretary on March 12, 2014. Prior to that, she served as General Counsel to a $2-billion bankruptcy Trust in Reno, Nevada. From 1994 to 2001 she worked as an attorney at Brobeck, Phleger and Harrison LLP where she acted as senior litigation counsel to Exxon/Mobil, Shell and Imperial Oil Canada in complex environmental coverage cases. Since 2007 she has worked with indigenous and rural populations in developing nations to promote reforestation and sustainable community programs. Ms. Hofmeister holds a B.A. from the University of California Los Angeles, an M.A. in International Studies from the University of Notre Dame, and a J.D. from the University of San Francisco School of Law.

Anthony P. Makuch – President of Canadian Operations and Executive Vice President, Tahoe Resources Inc.

Mr. Makuch is a Professional Engineer (Ontario) with over 25 years of management, operations and technical experience in the mining industry, having managed numerous projects in Canada and the United States from advanced exploration through production. He has been a frequent recipient of mine safety performance awards. He holds a Bachelor of Science Degree (Honours Applied Earth Sciences) from the University of Waterloo, both a Master of Science Degree in Engineering and a Master of Business Administration from Queen’s University, and has obtained the Institute of Corporate Directors ICD.D designation from the University of Toronto Rotman School of Business.

Description of Share Capital

The share capital of Tahoe will remain unchanged as a result of the completion of the Arrangement, other than for the issuance of the Consideration Shares contemplated in the Arrangement (including the Continuing Employee Share Entitlements), and the issuance of any Option Shares and Convertible Debenture Shares.

Tahoe’s authorized share capital will continue to consist of an unlimited number of Tahoe Shares without par value. The Tahoe Shareholders are entitled to one vote per Tahoe Share at meetings of the shareholders of the Company. Tahoe Shareholders are entitled to dividends, if, as and when declared by the Board and, upon liquidation, to participate equally in such assets of the Company as are distributed to the Tahoe Shareholders.

In connection with the Arrangement, Tahoe expects to issue approximately 69,905,727 Consideration Shares, based on the number of Lake Shore Shares and Continuing Employee Share Entitlements outstanding as at March 1, 2016, and the Tahoe Shares to be issued to GMP Securities and Canaccord in connection with their engagement as financial advisors, and assuming that: (i) all of the Lake Shore Shares outstanding as at March 1, 2016 are acquired upon completion of the Arrangement; (ii) all of the Temex Warrants and Temex Finder Options (including the underlying warrants) are exercised prior to their expiry date of March 7, 2016; (iii) all holders of Lake Shore Options elect to receive Replacement Options based on the Option Exchange Ratio rather than exercise their Lake Shore Options in advance of the successful completion of the Arrangement; (iv) all holders of Temex Options elect to receive Replacement Options based on the Option Exchange Ratio rather than exercise their Temex Options in advance of the successful completion of the Arrangement; and (v) no Lake Shore Convertible Debentures are converted into Lake Shore Shares in advance of the successful completion of the Arrangement.

In addition, an aggregate of approximately 13,613,945 additional Tahoe Shares are or would be issuable as a result of the Plan of Arrangement as follows: (i) 2,662,057 Tahoe Shares would be issuable in the event that all of the Replacement Options to be granted pursuant to the Plan of Arrangement are exercised prior to the expiry date of such Replacement Options; (ii) 10,834,528 Tahoe Shares would be issuable in the event that all of the Lake Shore Convertible Debentures are converted into Tahoe Shares prior to their maturity; and (iii) 117,360 Tahoe Shares are issuable in connection with other share issuance obligations of Lake Shore which are being assumed by Tahoe in connection with the Arrangement.

The total number of Tahoe Shares to be issued and which are issuable pursuant to the Plan of Arrangement, being approximately 83,519,672 Tahoe Shares, is equal to approximately 36.7% of the non-diluted Tahoe Shares outstanding as at the end of business on March 1, 2016.

Following the successful completion of the Arrangement, Lake Shore will be a wholly-owned subsidiary of Tahoe. Based on the issued and outstanding securities of each of Tahoe and Lake Shore as at March 1, 2016, upon completion of the Arrangement, existing Tahoe Shareholders and Lake Shore Shareholders will own approximately 77% and 23% of the outstanding Tahoe Shares, respectively, before giving effect to any dilutive securities (approximately 73% and 27%, respectively, on a fully diluted in-the-money basis).

Change of Control Offers for Lake Shore Convertible Debentures

Following the Effective Time, a “change of control purchase offer” for the outstanding Lake Shore Convertible Debentures will be made in accordance with the terms and conditions of the Lake Shore Debenture Indenture. During the 30 day period following the Effective Date, holders of Lake Shore Convertible Debentures will receive the Debenture Change of Control Notice stating that a change of control of Lake Shore has occurred along with an offer to purchase the Lake Shore Convertible Debentures at 100% of their principal amount, plus any accrued and unpaid interest on the date that is 30 Business Days following delivery of the Debenture Change of Control Notice.

Tahoe Selected Unaudited Pro Forma Consolidated Financial Information

The selected unaudited pro forma consolidated financial information set forth below should be read in conjunction with Tahoe’s unaudited pro forma consolidated financial statements and the accompanying notes thereto attached as Appendix “B” to the Circular. The unaudited pro forma consolidated statement of financial position has been prepared from the September 30, 2015 unaudited interim consolidated statements of financial position of Tahoe and the December 31, 2015 audited consolidated statements of financial position of Lake Shore and gives pro forma effect to the successful completion of the Arrangement as if the transactions occurred on September 30, 2015. The pro forma consolidated statement of operations and total comprehensive income for the year ended December 31, 2014 and the nine month period ended September 30, 2015 have been prepared from the audited consolidated statements of operations and total comprehensive income of Tahoe for the year ended December 31, 2014, the audited consolidated statements of operations and total comprehensive income of Lake Shore for the year ended December 31, 2015 and from the unaudited interim consolidated statements of operations of each of Tahoe and Lake Shore for the nine months ended September 30, 2015, and gives pro forma effect to the successful completion of the Arrangement as if the transactions occurred on January 1, 2014.

The summary unaudited pro forma consolidated financial information is not intended to be indicative of the results that would actually have occurred, or the results expected in future periods, had the events reflected herein occurred on the dates indicated. Actual amounts recorded upon consummation of the Arrangement will differ from the pro forma information presented below. No attempt has been made to calculate or estimate potential synergies between Tahoe and Lake Shore. The unaudited pro forma consolidated financial statement information set forth below is extracted from and should be read in conjunction with the unaudited pro forma consolidated financial statements of Tahoe and the accompanying notes included in Appendix “B” to the Circular.

	Nine months ended	Year ended
Unaudited (in thousands of U.S. dollars)	September 30, 2015	December 31, 2014
Pro Forma Statement of Operations Data:
Revenue	598,962	852,560
Earnings from mine operations	148,694	287,823
Net Income	20,570	133,023
(in U.S. dollars)
Pro Forma Per Tahoe Share Data:
Basic earnings per share	0.08	0.46
Diluted earnings per share	0.08	0.45

Unaudited (in thousands of U.S. dollars)	As at September
30, 2015
Pro Forma Statement of Financial Position Data:
Total current assets	323,922
Total assets	2,930,977
Total current liabilities	224,533
Total liabilities	632,271
Total equity	2,298,706

Stock Exchange Listings

On completion of the Arrangement, the Tahoe Shares will continue trading on the TSX and the NYSE.

The Tahoe Shares are listed on the TSX under the symbol “THO” and on the NYSE under the symbol “TAHO”. The obligation of Tahoe and Lake Shore to complete the Arrangement is subject to, among other matters, the TSX and NYSE approving the listing and posting for trading on the TSX and NYSE of the Tahoe Shares that are issuable in connection with the Arrangement, subject only in each case to the satisfaction of the customary listing conditions of the TSX or NYSE, as the case may be.

If permitted by applicable Laws, Tahoe intends to delist the Lake Shore Shares from the TSX and NYSE MKT. Tahoe has agreed to use reasonable commercial efforts to arrange for the Lake Shore Convertible Debentures to continue to be listed on the TSX under Lake Shore’s trading symbol.

In connection with the continued listing of the Lake Shore Convertible Debentures, it is anticipated that Lake Shore will continue to be a reporting issuer under the Securities Laws of each of the provinces of Canada in which it is a reporting issuer. Tahoe and Lake Shore have applied to certain provincial securities regulatory authorities in Canada for an order, effective after the completion of the Arrangement, relieving Lake Shore from compliance with certain continuous disclosure, certification and insider reporting requirements of applicable Securities Laws, and such relief, if granted, will be subject to certain conditions.

Each Lake Shore Convertible Debenture will continue to be governed by and be subject to the terms of the applicable Lake Shore Debenture Indenture. In the Arrangement Agreement, Tahoe has agreed to issue Tahoe Shares to any holders of Lake Shore upon the conversion of Lake Shore Convertible Debentures to settle such conversion and, in connection therewith, Tahoe and Lake Shore intend to enter into the Supplemental Indenture as soon as practicable following the Effective Date.

In addition, it is anticipated that Tahoe will cause Lake Shore to file a Form 15 with the SEC pursuant to U.S. Exchange Act Rule 12g-4 to terminate registration of Lake Shore’s Shares under section 12 of the U.S. Exchange Act.

Tahoe has applied to have the Consideration Shares issuable in exchange for Lake Shore Shares and the Option Shares, Continuing Employee Share Entitlements and Convertible Debentures Shares issuable pursuant to the Arrangement, listed and posted for trading on the TSX and will apply to have such shares listed and posted for trading on the NYSE. Listing will be subject to Tahoe receiving approval from, and fulfilling all of the requirements of, the TSX and NYSE.

Auditors

The auditors of the Combined Company after the Effective Date will be the auditors of Tahoe.

Transfer Agent and Registrar

The transfer agent and registrar for the Combined Company’s common shares will be Computershare Trust Company of Canada, 510 Burrard Street, 2nd Floor, Vancouver, British Columbia, V6C 3B9.